Filed Pursuant to Rule 424(b)(4)
Registration Nos. 333-213773 and 333-214179

6,294,118 Shares

Common Stock

$17.00 per share

We are offering 6,294,118 shares of common stock. This is our initial public offering and no public market currently exists for our common stock.

Our common stock has been approved for quotation on The NASDAQ Stock Market under the symbol “IRTC.”

We are an “emerging growth company” and a “smaller reporting company” as defined under the federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for future filings. Investing in our common stock involves a high degree of risk. Please see the section entitled “Risk Factors” starting on page 11 to read about risks you should consider carefully before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial Public Offering Price	$17.00	$107,000,006
Underwriting Discounts and Commissions(1)	$1.19	$7,490,000
Proceeds to iRhythm Technologies, Inc.	$15.81	$99,510,006

(1)	See the section titled “Underwriting” for a description of the underwriting discounts and commissions and offering expenses.

We have granted the underwriters a 30-day option to purchase up to an additional 944,117 shares of common stock at the initial public offering price, less the underwriting discount, to cover over-allotments.

Certain of our existing investors affiliated with certain of our directors have agreed to purchase an aggregate of 150,000 shares of our common stock in this offering at the initial public offering price and on the same terms as the other purchasers in this offering.

The underwriters expect to deliver the shares on or about October 25, 2016.

J.P. Morgan	Morgan Stanley

Canaccord Genuity	BTIG

The date of this prospectus is October 19, 2016

The right test, the first time. Zio® ambulatory cardiac monitoring combines innovative analysis and a simplified experience to put doctors and patients on a shorter path to what they both need—answers. Zio® by iRhythm Your path forward.

Neither we nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is accurate only as of its date regardless of the time of delivery of this prospectus or of any sale of securities.

For investors outside the United States, neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required. Persons outside the United States who come into possession of this prospectus and any free writing prospectus related to this offering are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus and any such free writing prospectus applicable to that jurisdiction.

Until November 13, 2016, (25 days after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

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PROSPECTUS SUMMARY

This summary highlights selected information contained in greater detail elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read the entire prospectus, including the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes. As used in this prospectus, references to “we,” “our,” “us,” “the company” and “iRhythm Technologies” refer to iRhythm Technologies, Inc. and, where appropriate, its wholly-owned subsidiaries unless the context requires otherwise.

Overview

We are a commercial-stage digital healthcare company redefining the way cardiac arrhythmias are clinically diagnosed by combining our wearable biosensing technology with cloud-based data analytics and machine-learning capabilities. Our goal is to be the leading provider of first-line ambulatory electrocardiogram, or ECG, monitoring for patients at risk for arrhythmias. We have created a unique platform, called the ZIO Service, which combines an easy-to-wear and unobtrusive biosensor that can be worn for up to 14 days, called the ZIO Patch, with powerful proprietary algorithms that distill data from millions of heartbeats into clinically actionable information. We believe that the ZIO Service allows physicians to diagnose many arrhythmias more quickly and efficiently than traditional technologies and avoid multiple indeterminate tests. Early detection of heart rhythm disorders such as atrial fibrillation, or AF, and other clinically relevant arrhythmias, allows for appropriate medical intervention and helps avoid more serious downstream medical events, including stroke. Since receiving U.S. Food and Drug Administration, or FDA, clearance in 2009, we have provided the ZIO Service to over 500,000 patients and have collected over 125 million hours of curated heartbeat data, creating what we believe to be the world’s largest repository of ambulatory ECG patient data. This data provides us with a competitive advantage by informing our proprietary machine-learned algorithms, which may enable operating efficiencies, gross margin improvement and business scalability. We believe the ZIO Service is well aligned with the goals of the U.S. healthcare system: improving population health, enhancing the patient experience and reducing per-capita cost.

According to the Centers for Disease Control and Prevention, approximately 11 million patients in the United States have a heart rhythm disorder, or arrhythmia. Arrhythmias exist when the electrical impulses that coordinate heartbeats do not occur properly, causing the heart to beat too quickly, too slowly or irregularly. The most common sustained type of arrhythmia is AF. The American Heart Association, or AHA, estimates that as many as six million people in the United States and 33.5 million people worldwide have AF. Atrial fibrillation is the leading risk factor for stroke because AF can cause blood to collect in the heart and potentially form a clot, which can travel to the brain. The AHA estimates individuals with AF are five times more likely to suffer a stroke. However, the National Stroke Association, or NSA, estimates that up to 80% of strokes suffered by people with AF are preventable with early detection and proper treatment. In addition, the NSA estimates that one-third of AF patients are asymptomatic and remain undiagnosed. According to the AHA, stroke costs the United States an estimated $34 billion each year in healthcare costs and lost productivity, and is a leading cause of serious long-term disability.

The ambulatory cardiac monitoring market is well-established with an estimated 4.6 million diagnostic tests performed annually in the United States, which we believe to be an existing $1.4 billion market opportunity for our ZIO Service. While reliable third party data is not available for markets outside the United States, we believe there is a substantial additional market opportunity for our ZIO Service in the rest of the world. Traditional ambulatory cardiac monitoring tools used by physicians for diagnosing patients with suspected arrhythmias, such as Holter and cardiac event monitors, are constrained by one or more of the following: short prescribed monitoring times, non-continuous data collection, cumbersome equipment and low patient compliance.

The ZIO Service addresses these limitations and offers a clear value proposition to patients, providers, and payors by providing an easy-to-use, clinically proven, low-cost solution. Our ZIO Service is prescribed by physicians for both identifying arrhythmias as well as for identifying risk factors which may be associated with a previously-identified arrhythmia. It improves physician management and diagnosis of arrhythmias by providing a patient-friendly wearable biosensor, curating and analyzing voluminous ECG data, and ultimately creating a concise report that is used by the physician to make a diagnosis and which can be integrated into a patient’s electronic health record. We believe our ZIO Service has the potential to supplant traditional technology, become the primary first-line monitoring option for patients who are candidates for ambulatory cardiac monitoring and expand the market for new clinical use cases and indications.

We have reviewed a body of clinical evidence, including 18 peer-reviewed publications, which we interpret to show, among other advantages, that the ZIO Service helps to reduce healthcare costs and improves arrhythmia detection, characterization and diagnosis by prescribing physicians. These improvements have the potential to change clinical management of patients. Our clinical evidence is helping to drive physician adoption and payor reimbursement coverage. We interpreted one study of the ZIO Service published in The American Journal of Cardiology in August 2013 to show that among 16,142 consecutive ZIO Service patients in whom an arrhythmia was detected, over 50% of symptomatic arrhythmias detected by the ZIO Service occur more than 48 hours into the wear period. Although this study did not directly compare the ZIO Service to Holter monitoring performance, it should be noted that 48 hours is outside of the typical prescribed wear period for Holter monitors. Based upon our review of another prospective comparative study against Holter monitors published in The American Journal of Medicine in January 2014, we concluded that the ZIO Service detected 96 arrhythmia events compared to 61 arrhythmia events detected by the Holter monitor (P < 0.001), providing a 57% improvement in diagnostic yield, which is the percentage of patients in whom an arrhythmia was detected during the monitoring period. From our review, we concluded that the ZIO Service was preferred by 81% of patients when compared to Holter monitors. This clinical study, however, was a single-center study with a relatively small sample size that directly compared the ZIO Service to a Holter monitor, but not to other ambulatory cardiac monitoring products. In summary, we interpreted the clinical results to show that the ZIO Service is preferred by patients and allows for significantly longer continuous monitoring, improved clinical accuracy, increased detection of arrhythmias by physicians, and meaningful changes in clinical management.

We are a vertically-integrated company headquartered in San Francisco, California, with additional commercial operations and facilities in Lincolnshire, Illinois and Houston, Texas. We manufacture our devices in Cypress, California. As of September 30, 2016, we had 373 full-time employees. Our revenue was $21.7 million and $36.1 million for the years ended December 31, 2014 and 2015, respectively, and $15.9 million and $28.6 million for the six months ended June 30, 2015 and 2016, respectively, and we incurred a net loss of $15.8 million, $22.8 million, $9.4 million and $10.6 million for those same periods.

Ambulatory Cardiac Monitoring Overview

Arrhythmia symptoms are generally monitored either in a physician’s office or healthcare facility or remotely with the use of ambulatory cardiac monitoring devices. Typically, physicians will administer a resting ECG in their offices to record and analyze the electrical impulses of patients’ hearts. If physicians determine that patients require monitoring for a longer period of time to generate a diagnosis, they have historically prescribed a first-line ambulatory cardiac monitoring device, such as a Holter monitor. If the diagnosis is not definitive following the first monitoring period, physicians may repeat the Holter monitoring period, or alternatively, prescribe event monitors, mobile cardiac telemetry or implantable loop recorders as second-line tools.

Holter monitors are non-invasive, ambulatory, battery-operated monitoring products that continuously record the ECG data of a patient, during a typical prescribed wear period of 24 to 48 hours. A Holter monitor consists of a recorder, electrodes that are attached to the patient’s chest and wires connecting the electrodes to the recorder. After the prescribed wear period, the data recorded by the device is delivered by hand, mail or internet for processing and analysis by the physician’s office or a third party provider.

Cardiac event monitoring is another type of non-invasive, ambulatory monitoring. Event monitoring differs from Holter monitoring in that the monitor is prescribed and worn for a longer period of time, up to 30 days, and the data recorded during the wear period is symptom driven. Event monitors generally record several minutes of activity at a time and then start over, a process referred to as memory loop recording. Mobile cardiac telemetry, also known as MCOT or outpatient telemetry, is another form of event monitor that usually uses wireless technology, such as a cell phone network, to transmit data to a monitoring facility where the ECG data is analyzed.

A separate segment of ambulatory cardiac monitoring consists of implantable diagnostic products such as implantable loop recorders, also known as insertable cardiac monitors. Implantable loop recorders are implanted underneath a patient’s skin during a hospital-based, minimally invasive procedure.

Limitations of these various types of traditional ambulatory cardiac monitors can include the following:

•	short prescribed monitoring periods leading to low diagnostic yield

•	non-continuous data collection, resulting in an incomplete picture of a patient’s arrhythmia experience

•	bulky monitoring equipment with dangling electrode leads causing discomfort and low patient compliance

•	the need to use costly second-line diagnostic options that would not be necessary if first-line tests produced more diagnoses per monitoring period

•	the generation of excessive and uncurated data for the physician to analyze

Our Solution

Our patented ZIO Patch is a patient-worn biosensor that captures ECG data continuously for up to 14 days. Patients also have the ability to mark when symptoms occur while wearing the ZIO Patch by pressing a trigger button on the device and separately recording contextual data like activities and circumstances in a symptom diary. This allows physicians to match symptoms and activity with ECG data. Following the wear period, the ZIO Patch is returned and data is uploaded to our secure cloud and run through our proprietary, machine-learned algorithms. A concise report of preliminary findings is prepared by our certified cardiac technicians and made available to physicians electronically.

We believe the ZIO Service is a disruptive first-line option for ambulatory cardiac monitoring. Our solution is the only patch-based monitor to achieve meaningful scale to date, with over 500,000 monitored patients. The ZIO Service addresses patient compliance issues because the ZIO Patch is not bulky or cumbersome to wear, and may be worn in the shower, while sleeping, or during moderate exercise. The ZIO Service continuously monitors patients up to 14 days and produces easy to read, comprehensive, digital reports which provide the information physicians need to make accurate and timely clinical decisions. Clinical studies have shown that our innovative digital healthcare solution improves physicians’ abilities to more accurately detect arrhythmias, allowing them to change the course of treatment. Our proprietary machine-learned algorithms give us a competitive advantage due to the depth and breadth of curated and annotated ECG data collected to date.

We are actively working to make the ZIO Service the preferred first-line monitoring option for patients who require ambulatory cardiac monitoring. Our solution helps reduce healthcare costs and improves arrhythmia detection, characterization and diagnosis by providing simple, seamless integration of heart rhythm data from patient to cloud to physician. We believe that we offer a high value, low cost, disruptive solution to a market ready for innovative technology.

We believe we have the first mover advantage in the market, particularly related to the progress we have made in securing government and commercial payor coverage and contracts. As of June 30, 2016, approximately 290 million individuals in the United States had government or private insurance policies that covered reimbursement for the ZIO Service and we had reimbursement contracts and in-network arrangements in place with government and commercial payors covering approximately 200 million individuals in the United States.

Our Strategy

Our goal is to be the leading first-line ambulatory cardiac monitoring option for patients at risk for arrhythmias. The key elements of our strategy include:

•	further penetrating the existing ambulatory cardiac monitoring market

•	increasing coverage, reimbursement contracts and in-network arrangements with commercial payors to increase patient access to the ZIO Service

•	driving conversion of business to direct billing of third party payors

•	expanding our sales organization to support growth

•	expanding indications and clinical use cases

•	advancing our technology offerings and continuing to solidify our footprint in digital healthcare

Risks Associated with Our Business

Our business is subject to numerous risks and uncertainties, as more fully described in the section entitled “Risk Factors” immediately following this prospectus summary. You should read these risks before you invest in our common stock. These risks include, among others:

•	we are an early-stage company with a history of net losses, which we expect to continue, and we may not be able to achieve or sustain profitability in the future

•	our business is dependent upon physicians adopting our ZIO Service and if we fail to obtain broad adoption, our business would be adversely affected

•	our revenue relies substantially on the ZIO Service, which is currently our only product offering. If the ZIO Service or future product offerings fail to gain, or lose, market acceptance, our business will suffer

•	changes in public health insurance coverage and Centers of Medicare & Medicaid Services, or CMS, reimbursement rates for the ZIO Service could affect the adoption of the ZIO Service and our future revenue

•	if third party commercial payors do not provide any or adequate reimbursement, rescind or modify their reimbursement policies or delay payments for our ZIO Service, or if we are unable to successfully negotiate reimbursement contracts, our commercial success could be compromised

Recent Developments

A brief summary of certain of our consolidated preliminary unaudited financial results for the quarter ended September 30, 2016 is set forth below. This summary is not meant to be a comprehensive statement of our consolidated financial results for this period. The following financial data for the quarter ended September 30, 2016 is preliminary and based upon our estimates, and actual results may differ from these estimates following the completion of our financial closing procedures and related adjustments.

In the three and nine months ended September 30, 2016, our revenue is expected to be between approximately $16.4 million and $16.8 million and approximately $45.0 million and $45.4 million, respectively, as compared to $9.3 million and $25.3 million, respectively, for the three and nine months ended September 30, 2015. In the three and nine months ended September 30, 2016, our loss from operations is expected to be between approximately $2.5 million and $2.9 million and $11.1 million and $11.5 million, respectively, as compared to $5.5 million and $14.7 million, respectively, for the three and nine months ended September 30, 2015. We expect gross margin for the nine months ended September 30, 2016 to increase to between approximately 66% and 67% compared to 58% for the nine months ended September 30, 2015. For the nine months ended September 30, 2016, we expect our operating expenses to be between approximately $41.4 million and $41.8 million, as compared to $29.5 million for the nine months ended September 30, 2015. As of September 30, 2016, our cash and cash equivalents balance is expected to be approximately $5.8 million, our working capital is expected to be approximately $8.8 million, and the principal and interest outstanding under our credit facilities is expected to be approximately $32.8 million.

You should read this data together with our financial statements and related notes included elsewhere in this prospectus and the information under “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The preliminary financial data included in this registration statement has been prepared by, and is the responsibility of, our management. PricewaterhouseCoopers LLP has not audited, reviewed, compiled or performed any procedures with respect to the accompanying preliminary financial data. Accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto.

Company Information

We were incorporated in Delaware on September 14, 2006. Our principal executive offices are located at 650 Townsend Street, Suite 500, San Francisco, CA 94103, and our telephone number is (415) 632-5700. Our website address is www.iRhythmTech.com. The information on, or that may be accessed through, our website is not incorporated by reference into this prospectus and should not be considered a part of this prospectus.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012. As such, we are eligible for exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and reduced disclosure obligations regarding executive compensation. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year following the fifth anniversary of the completion of this offering, (2) the last day of the fiscal year in which we have total annual gross revenue of at least $1.0 billion, (3) the date on which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (4) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period. We are also a “smaller reporting company,” as defined by applicable rules of the Securities and Exchange Commission, or SEC. We will remain eligible for the exemptions from various reporting requirements available to emerging growth companies, other than with respect to stockholder approval of golden parachute payments, after we are no longer an emerging growth company for as long as we remain a smaller reporting company. We will remain a smaller reporting company until we have a public float, or value attributable to stock held by non-affiliates, of at least $75 million, as measured on the prior June 30th.

“iRhythm,” the iRhythm logo, “ZIO,” the ZIO logo, “myZIO” and the myZIO logo are trademarks or registered trademarks of our company. Our logo and our other tradenames, trademarks and service marks appearing in this prospectus are our property. Other tradenames, trademarks and service marks appearing in this prospectus are the property of their respective owners. Solely for convenience, our trademarks and tradenames referred to in this prospectus appear without the ™ or ® symbol, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights, or the right of the applicable licensor to these trademarks and tradenames.

THE OFFERING

Common stock offered by us	6,294,118 shares

Common stock outstanding after this offering	21,123,112 shares

Underwriters’ over-allotment option	944,117 shares

Use of proceeds	We intend to use the net proceeds from this offering to expand our salesforce and operations, increase our research and development activities, conduct or sponsor clinical studies and trials, promote international expansion, and provide for working capital and other general corporate purposes. See “Use of Proceeds.”

Risk factors	See “Risk Factors” beginning on page 11 and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

NASDAQ Stock Market symbol	IRTC

The number of shares of common stock that will be outstanding after this offering is based on 14,828,994 shares outstanding as of June 30, 2016, including preferred stock then outstanding on an as-converted basis, and excludes:

•	2,722,648 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock outstanding as of June 30, 2016, with a weighted-average exercise price of $5.03 per share

•	14,102 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock granted after June 30, 2016, with an exercise price of $10.71 per share

•	237,296 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock granted to certain of our executive officers and new employees pursuant to our 2016 Equity Incentive Plan, with a grant date of October 19, 2016 and with an exercise price equal to the initial public offering price

•	283,582 shares of convertible preferred stock issuable upon the exercise of warrants outstanding as of June 30, 2016, with a weighted-average exercise price of $2.25 per share, that will convert into warrants to purchase 296,755 shares of our common stock immediately prior to the completion of this offering

•	4,362,602 shares of common stock reserved for future grants under our stock-based compensation plans, consisting of:

•	251,867 shares of common stock reserved for future grants under our 2006 Stock Plan, which shares will be added to the shares to be reserved under our 2016 Equity Incentive Plan, which will become effective upon completion of this offering

•	3,627,704 shares of common stock reserved for future grants under our 2016 Equity Incentive Plan, which will become effective upon completion of this offering

•	483,031 shares of common stock reserved for future issuance under our 2016 Employee Stock Purchase Plan, which will become effective upon completion of this offering

Unless otherwise indicated, all information in this prospectus assumes:

•	a 1-for-5.882698 reverse split of our capital stock that was effected on October 5, 2016

•	the conversion, in accordance with our existing amended and restated certificate of incorporation, of all shares of preferred stock outstanding as of June 30, 2016 into 13,343,981 shares of our common stock upon the completion of this offering

•	the exercise of warrants for the purchase of 31,359 shares of Series D preferred stock with a weighted-average exercise price of $6.59 per share, and the subsequent conversion of such shares to common stock upon the completion of this offering

•	the underwriters do not exercise their over-allotment option

•	the adoption, filing and effectiveness of our amended and restated certificate of incorporation and amended and restated bylaws prior to the completion of this offering

Indications of Interest

Certain of our existing investors affiliated with certain of our directors have agreed to purchase an aggregate of 150,000 shares of our common stock in this offering at the initial public offering price and on the same terms as the other purchasers in this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables set forth a summary of our historical consolidated financial data as of and for the periods indicated. We have derived the summary consolidated statements of operations data for the years ended December 31, 2014 and 2015 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the summary consolidated statements of operations data for the six months ended June 30, 2015 and 2016, and the summary consolidated balance sheet data as of June 30, 2016, from our unaudited interim consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited interim consolidated financial statements on the same basis as the audited consolidated financial statements and have included, in our opinion, all adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair statement of the financial information set forth in those statements. You should read this data together with our consolidated financial statements and related notes appearing elsewhere in this prospectus and the information under the captions “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The summary consolidated financial data included in this section are not intended to replace the financial statements and related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of our future results, and our interim results for the six months ended June 30, 2016 are not necessarily indicative of results to be expected for the full year ending December 31, 2016, or any other period.

	Year Ended December 31,		Six Months Ended June 30,
	2014	2015	2015	2016
	(in thousands, except share and per share numbers)
Consolidated Statements of Operations Data:
Revenue	$21,749	$36,140	$15,942	$28,588
Cost of revenue	10,591	14,700	6,791	9,815

Gross profit	11,158	21,440	9,151	18,773

Operating expenses:
Research and development	5,698	6,349	2,898	3,212
Selling, general and administrative	20,225	36,722	15,490	24,129

Total operating expenses	25,923	43,071	18,388	27,341

Loss from operations	(14,765)	(21,631)	(9,237)	(8,568)
Interest expense	(774)	(1,059)	(255)	(1,581)
Other expense, net	(293)	(109)	141	(413)

Net loss	$(15,832)	$(22,799)	$(9,351)	$(10,562)

Net loss per share, basic and diluted	$(12.05)	$(16.57)	$(6.97)	$(7.42)

Shares used in computing net loss per share, basic and diluted	1,314,294	1,376,106	1,341,294	1,424,278

Pro forma net loss per share, basic and diluted (unaudited)		$(1.57)		$(0.69)

Shares used in computing pro forma net loss per share, basic and diluted (unaudited)		14,427,447		14,768,259

	As of June 30, 2016
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)
	(Unaudited)
	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$8,974	$9,180	$105,280
Working capital	12,543	12,749	108,849
Total assets	28,727	28,933	125,033
Debt	31,375	31,375	31,375
Preferred stock warrant liabilities	3,346	—	—
Convertible preferred stock	97,096	—	—
Accumulated deficit	(116,828)	(116,828)	(116,828)
Total stockholders’ (deficit) equity	(111,261)	(10,613)	85,487

(1)	Reflects (i) the conversion of the outstanding shares of our convertible preferred stock as of June 30, 2016 into 13,343,981 shares of our common stock, (ii) the conversion of warrants to purchase 283,582 shares of convertible preferred stock into warrants to purchase up to 296,755 shares of common stock immediately prior to completion of this offering, the exercise of warrants for the purchase of 31,359 shares of preferred stock and the subsequent conversion of such shares to common stock upon the completion of this offering and the related reclassification of our convertible preferred stock warrant liability to stockholders’ deficit; and (iii) the effectiveness of our amended and restated certificate of incorporation, as if such conversions, exercise, reclassification and effectiveness had occurred on June 30, 2016.

(2)	Reflects the pro forma adjustments described in footnote (1) and the sale and issuance of 6,294,118 shares of our common stock by us in this offering at the initial public offering price of $17.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including the section entitled “Management’s Discussion and Analysis Condition and Results of Operations” and our financial statements and the related notes included elsewhere in this prospectus, before deciding whether to invest in shares of our common stock. If any of the following risks actually occur, our business, financial condition, results of operations and future prospects could be materially harmed. In that event, the market price of our common stock could decline, and you could lose all or part of your investment. Please also see “Cautionary Notes Regarding Forward-Looking Statements” and “Market, Industry and Other Data.”

Risks Related to Our Business

We are an early-stage company with a history of net losses, which we expect to continue, and we may not be able to achieve or sustain profitability in the future.

We have incurred net losses since our inception in September 2006. For the years ended December 31, 2014 and 2015 and for the six months ended June 30, 2016, we had a net loss of $15.8 million, $22.8 million and $10.6 million, respectively, and we expect to continue to incur additional losses. As of June 30, 2016, we had an accumulated deficit of $116.8 million. The losses and accumulated deficit were primarily due to the substantial investments we made to develop and improve our technology and products and improve our business and the ZIO Service through research and development efforts and infrastructure improvements. Over the next several years, we expect to continue to devote substantially all of our resources to increase adoption of and reimbursement for our ZIO Service and to develop additional arrhythmic detection and management products and services. These efforts may prove more expensive than we currently anticipate and we may not succeed in increasing our revenue sufficiently to offset these higher expenses or at all. In addition, as a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. Accordingly, we cannot assure you that we will achieve profitability in the future or that, if we do become profitable, we will sustain profitability. Our failure to achieve and sustain profitability in the future could cause the market price of our common stock to decline.

Our business is dependent upon physicians adopting our ZIO Service and if we fail to obtain broad adoption, our business would be adversely affected.

Our success will depend on our ability to educate physicians regarding the benefits of our ZIO Service over existing products and services, such as Holter monitors and event monitors, and to persuade them to prescribe the ZIO Service as a first-line diagnostic product for their patients. We do not know if the ZIO Service will be successful over the long term and market acceptance may be hindered if physicians are not presented with compelling data demonstrating the efficacy of our service compared to alternative technologies. Any studies we, or third parties which we sponsor, may conduct comparing our ZIO Service with alternative technologies will be expensive, time consuming and may not yield positive results. Additionally, adoption will be directly influenced by a number of financial factors, including the ability of providers to obtain sufficient reimbursement from third party commercial payors, and the Centers for Medicare & Medicaid Services, or CMS, for the professional services they provide in applying the ZIO Patch and analyzing the ZIO Report. The efficacy, safety, performance and cost-effectiveness of our ZIO Service, on a stand-alone basis and relative to competing services, will determine the availability and level of reimbursement received by us and providers. Some payors do not have pricing contracts with us setting forth the ZIO Service reimbursement rates for us and providers. Physicians may be reluctant to prescribe the ZIO Service to patients covered by such non-contracted insurance policies because of the uncertainty surrounding reimbursement rates and the administrative burden of interfacing with patients to answer their questions and support their efforts to obtain adequate reimbursement for the ZIO Service. If physicians do not adopt and prescribe our ZIO Service, our revenue will not increase and our financial condition will suffer as a result.

Our revenue relies substantially on the ZIO Service, which is currently our only product offering. If the ZIO Service or future product offerings fail to gain, or lose, market acceptance, our business will suffer.

Our current revenue is dependent on prescriptions of the ZIO Service, and we expect that sales of the ZIO Service will account for substantially all of our revenue through at least 2016. We are in various stages of research and development for other diagnostic solutions and new indications for our technology and the ZIO Service; however, there can be no assurance that we will be able to successfully develop and commercialize any new products or services. Any new products may not be accepted by physicians or may merely replace revenue generated by our ZIO Service and not generate additional revenue. If we have difficulty launching new products, our reputation may be harmed and our financial results adversely affected. In order to substantially increase our revenue, we will need to target physicians other than cardiologists, such as emergency room doctors, primary care physicians and other physicians with whom we have had little contact and may require a different type of selling effort. If we are unable to increase prescriptions of the ZIO Service, expand reimbursement for the ZIO Service, or successfully develop and commercialize new products and services, our revenue and our ability to achieve and sustain profitability would be impaired.

Our limited operating history makes it difficult to evaluate our current business and future prospects and the risk of your investment.

We first commercialized the ZIO Service in the first quarter of 2011 and do not have a long history operating as a commercial company. As a result, our operating results are not predictable. Since 2011, our revenue has been derived, and we expect it to continue to be derived, substantially from sales of the ZIO Service and its predecessor products. Because of its recent commercial introduction, the ZIO Service has limited product and brand recognition. In addition, demand for our services may decline or may not increase as quickly as we expect. Failure of the ZIO Service to significantly penetrate current or new markets would harm our business, financial condition and results of operations.

Our quarterly and annual results may fluctuate significantly and may not fully reflect the underlying performance of our business.

Our quarterly and annual results of operations, including our revenue, profitability and cash flow, may vary significantly in the future and period-to-period comparisons of our operating results may not be meaningful. Accordingly, the results of any one quarter or period should not be relied upon as an indication of future performance. Our quarterly and annual financial results may fluctuate as a result of a variety of factors, many of which are outside our control and, as a result, may not fully reflect the underlying performance of our business. Fluctuation in quarterly and annual results may decrease the value of our common stock. Factors that may cause fluctuations in our quarterly and annual results include, without limitation:

•	market acceptance of the ZIO Service

•	our ability to get payors under contract at acceptable reimbursement rates

•	the availability of reimbursement for the ZIO Service through government programs

•	our ability to attract new customers and improve our business with existing customers

•	results of our clinical trials and publication of studies by us, competitors or third parties

•	the timing and success of new product introductions by us or our competitors or any other change in the competitive dynamics of our industry, including consolidation among competitors, customers or strategic partners

•	our revenue recognition policy, which generally provides that we recognize revenue only upon the earlier of notification of payment or when payment is received

•	the amount and timing of costs and expenses related to the maintenance and expansion of our business and operations

•	changes in our pricing policies or those of our competitors

•	general economic, industry and market conditions

•	the regulatory environment

•	expenses associated with unforeseen product quality issues

•	timing of physician prescriptions and demand for our ZIO Service

•	the hiring, training and retention of key employees, including our ability to expand our sales team

•	litigation or other claims against us for intellectual property infringement or otherwise

•	our ability to obtain additional financing as necessary

•	advances and trends in new technologies and industry standards

Because our quarterly results may fluctuate, period-to-period comparisons may not be the best indication of the underlying results of our business and should only be relied upon as one factor in determining how our business is performing.

Reimbursement by CMS is highly regulated and subject to change; our failure to comply with applicable regulations could result in decreased revenue and may subject us to penalties or have an adverse impact on our business.

For each of the year ended December 31, 2015 and the six months ended June 30, 2016, we received approximately 30% of our revenue from reimbursement for our ZIO Service by CMS. CMS imposes extensive and detailed requirements on manufacturers of medical devices and providers of medical services, including but not limited to, rules that govern how we structure our relationships with physicians, how and when we submit reimbursement claims, how we operate our monitoring facilities and how and where we provide our monitoring solutions. Our failure to comply with applicable CMS rules could result in a discontinuation of our reimbursement under the CMS payment programs, our being required to return funds already paid to us, civil monetary penalties, criminal penalties and/or exclusion from the CMS programs. In addition, regional Medicare Administrative Contractors, or MACs, change from time to time, which may result in changes to our reimbursement rates, increased administrative burden and reimbursement delay.

Changes in public health insurance coverage and CMS reimbursement rates for the ZIO Service could affect the adoption of the ZIO Service and our future revenue.

Government payors may change their coverage and reimbursement policies, as well as payment amounts, in a way that would prevent or limit reimbursement for our ZIO Service, which would significantly harm our business. For example, government and other third party payors require us to identify the service for which we are seeking reimbursement by using a Current Procedural Terminology, or CPT, code set maintained by the American Medical Association. We have secured CPT codes specific to our category of diagnostic monitoring through 2022. In addition, third party payors often reimburse based on CMS reimbursement rates. To the extent CMS reduces its reimbursement rates for the ZIO Service, third party payors may reduce the rates at which they reimburse the ZIO Service, which could adversely affect our revenue.

Determinations of which products or services will be reimbursed under Medicare can be developed at the national level through a national coverage determination, or an NCD, by CMS, or at the local level through a local coverage determination, or an LCD, by one or more of the regional Medicare Administrative Contractors, or MACs, which are private contractors that process and pay claims on behalf of CMS for different regions. In the absence of an NCD, as is the case with the ZIO Service, the MAC with jurisdiction over a specific geographic region will have the discretion to make an LCD and determine the fee schedule and reimbursement rate within the region, and regional LCDs may not always be consistent in their determinations. We have in the past been, and in the future may be, required to respond to potential changes in reimbursement rates for our products. Reductions in reimbursement rates, if enacted, could have a material adverse effect on our business. Further, a reduction in coverage by Medicare could cause some commercial third-party payers to implement similar reductions in their coverage or level of reimbursement of the ZIO Service. Given the evolving nature of the healthcare industry and on-going healthcare cost reforms, we are and will continue to be subject to changes in the level of Medicare coverage for our products, and unfavorable coverage determinations at the national or local level could adversely affect our business and results of operations.

Also, healthcare reform legislation or regulation may be proposed or enacted in the future that may adversely affect such policies and amounts. Changes in the healthcare industry directed at controlling healthcare costs or perceived over-utilization of ambulatory cardiac monitoring products and services could reduce the volume of ZIO Services prescribed by physicians. If more healthcare cost controls are broadly instituted throughout the healthcare industry, the volume of cardiac monitoring solutions prescribed could decrease, resulting in pricing pressure and declining demand for our ZIO Service. We cannot predict whether and to what extent existing coverage and reimbursement will continue to be available. If physicians, hospitals and clinics are unable to obtain adequate coverage and government reimbursement of the ZIO Service, they are significantly less likely to use the ZIO Service and our business and operating results would be harmed.

If third party commercial payors do not provide any or adequate reimbursement, rescind or modify their reimbursement policies or delay payments for our ZIO Service, or if we are unable to successfully negotiate reimbursement contracts, our commercial success could be compromised.

We currently receive a substantial portion of our revenue from third party private commercial payors, such as medical insurance companies. These commercial payors may reimburse the ZIO Service at inadequate rates, suspend or discontinue reimbursement at any time or require or increase co-payments from patients. Any such actions could have a negative effect on our revenue and the revenue of providers prescribing the ZIO Service. Physicians may not prescribe our ZIO Service unless payors reimburse a substantial portion of the submitted costs, including the physician’s, hospital’s or clinic’s charges related to the application of the ZIO Patch and the interpretation of results which may inform a diagnosis. There is significant uncertainty concerning third party reimbursement of any new product or service until a contracted rate is established. Reimbursement by a commercial payor may depend on a number of factors, including a payor’s determination that the prescribed service is:

•	not experimental or investigational

•	appropriate for the specific patient

•	cost effective

•	supported by peer-reviewed publications

•	advocated by key opinion leaders

Since each payor makes its own decision as to whether to establish a policy concerning reimbursement or enter into a contract with us to set the price of reimbursement, seeking reimbursement on a payor-by-payor basis is a time consuming and costly process to which we dedicate substantial resources. If we do not dedicate sufficient resources to establishing contracts with third party commercial payors, the amount that we are reimbursed for our ZIO Service may decline, our revenue may become less predictable, and we will need to expend more efforts on a claim-by-claim basis to obtain reimbursement for our ZIO Service.

A substantial portion of our revenue is derived from third party commercial payors who have pricing contracts with us, which means that the payor has agreed to a defined reimbursement rate for our ZIO Service. These contracts provide a high degree of certainty to us, physicians and hospitals and clinics with respect to the rate at which our ZIO Service will be reimbursed. These contracts also impose a number of obligations regarding billing and other matters, and our noncompliance with a material term of such contracts may result in termination of the contract and loss of any associated revenue. A portion of our revenue is derived from third party commercial payors without such contracts in place. Without a contracted rate, reimbursement claims for our ZIO Service are often denied upon submission, and we or our billing partner, XIFIN, Inc., or XIFIN, must appeal the denial. The appeals process is time consuming and expensive, and may not result in full or any payment. In cases where there is no contracted rate for reimbursement, it may be more difficult for us to acquire new accounts with physicians, hospitals and clinics. In addition, in the absence of a contracted rate, there is typically a greater out-of-network, co-insurance or co-payment requirement which may result in payment delays or decreased likelihood of full collection. In some cases involving non-contracted insurance companies, we may not be able to collect any amount or only a portion of the invoiced amount for our ZIO Service.

We expect to continue to dedicate significant resources to establishing pricing contracts with non-contracted insurance companies; however, we can provide no assurance that we will be successful in obtaining such pricing contracts or that such pricing contracts will contain reimbursement for the ZIO Service at rates that are favorable to us. If we fail to establish these contracts we will be able to recognize revenue only upon the earlier of notification of payment or when payment is received. In addition, XIFIN may need to expend significant resources obtaining reimbursement on a claim-by-claim basis and in adjudicating claims which are denied altogether or not reimbursed at acceptable rates. We currently pay XIFIN a percentage of the amounts it collects on our behalf and this percentage may increase in the future if it needs to expend more resources in adjudicating such claims. We sometimes informally engage physicians, hospitals and clinics to help establish contracts with third party payors who insure their patients. We cannot provide any assurance that such physicians, hospitals and clinics will continue to help us establish contracts in the future. If we fail to establish contracts with more third party payors it may adversely affect our ability to increase our revenue. In addition, a failure to enter into contracts could affect a physician’s willingness to prescribe our ZIO Service because of the administrative work involved in interacting with patients to answer their questions and help them obtain reimbursement for the ZIO Service. If physicians are unwilling to prescribe our ZIO Service due to the lack of certainty and administrative work involved with patients covered by non-contracted insurance companies, or patients covered by non-contracted insurance companies are unwilling to risk that their insurance may charge additional out-of-pocket fees, our revenue could decline or fail to increase.

If we are unable to manage the anticipated growth of our business, our future revenue and operating results may be harmed.

Any growth that we experience in the future could provide challenges to our organization, requiring us to expand our sales personnel and manufacturing operations and general and administrative infrastructure. In addition to the need to scale our clinical operations capacity, future growth will impose significant added responsibilities on management, including the need to identify, recruit, train and integrate additional employees. Rapid expansion in personnel could mean that less experienced people manufacture our ZIO Patch, market and sell our ZIO Service and analyze the data to produce ZIO Reports, which could result in inefficiencies and unanticipated costs, reduced quality in our ZIO Reports and disruptions to our operations. As we seek to gain greater efficiency, we may expand the automated portion of our ZIO Service and require productivity improvements from our certified cardiac technicians. Such improvements could compromise the quality of our ZIO Reports. In addition, rapid and significant growth may strain our administrative and operational infrastructure. Our ability to manage our business and growth will require us to continue to improve our operational, financial and management controls, reporting systems and procedures. We recently installed a new Enterprise Resource Planning, or ERP, platform, which is critical to our ability to track our claims processing and the delivery of our ZIO Reports to physicians, as well as to support our financial reporting systems. The time and resources required to optimize these systems are uncertain, and failure to complete optimization in a timely and efficient manner could adversely affect our operations. If we are unable to manage our growth effectively, it may be difficult for us to execute our business strategy and our business could be harmed.

If we are unable to support demand for the ZIO Service or any of our future products or services, our business could suffer.

As demand for the ZIO Service or any of our future products or services increases, we will need to continue to scale our manufacturing capacity and algorithm processing technology, expand customer service, billing and systems processes and enhance our internal quality assurance program. We will also need additional certified cardiac technicians and other personnel to process higher volumes of data. We cannot assure you that any increases in scale, related improvements and quality assurance will be successfully implemented or that appropriate personnel will be available to facilitate growth of our business. Failure to implement necessary procedures, transition to new processes or hire the necessary personnel could result in higher costs of processing data or inability to meet increased demand. There can be no assurance that we will be able to perform our data analysis on a timely basis at a level consistent with demand, quality standards and physician expectations. If we encounter difficulty meeting market demand, quality standards or physician expectations, our reputation could be harmed and our future prospects and business could suffer.

We have limited experience manufacturing the ZIO Patch in commercial quantities and providing services on a broad scale, which could harm our business.

Because we have only limited experience in manufacturing the ZIO Patch in commercial quantities and providing services on a broad scale, we may encounter production or service delays or shortfalls. Such production or service delays or shortfalls may be caused by many factors, including the following:

•	we intend to expand our manufacturing capacity, and our production processes may have to change to accommodate this growth

•	key components of the ZIO Patch are provided by a single supplier or limited number of suppliers, and we do not maintain large inventory levels of these components; if we experience a shortage or quality issues in any of these components, we would need to identify and qualify new supply sources, which could increase our expenses and result in manufacturing delays

•	we may experience a delay in completing validation and verification testing for new controlled environment rooms at our manufacturing facilities

•	we are subject to state and federal regulations, including the FDA’s Quality System Regulation, or the QSR, for both the manufacture of the ZIO Patch and the provision of the ZIO Service, noncompliance with which could cause an interruption in our manufacturing and services

•	to increase our manufacturing output significantly and scale our services, we will have to attract and retain qualified employees for our operations

If we are unable to keep up with demand for the ZIO Service, our revenue could be impaired, market acceptance for the ZIO Service could be harmed and physicians may instead prescribe our competitors’ products and services. Our inability to successfully manufacture the ZIO Patch in sufficient quantities, or provide the ZIO Service in a timely manner, would materially harm our business.

Our manufacturing facilities and processes and those of our third party suppliers are subject to unannounced FDA and state regulatory inspections for compliance with the QSR. Developing and maintaining a compliant quality system is time consuming and expensive. Failure to maintain compliance with, or not fully complying with the requirements of the FDA and state regulators could result in enforcement actions against us or our third party suppliers, which could include the issuance of warning letters, seizures, prohibitions on product sales, recalls and civil and criminal penalties, any one of which could significantly impact our manufacturing supply and provision of services and impair our financial results.

We depend on third party vendors to manufacture some of our components, which could make us vulnerable to supply shortages and price fluctuations that could harm our business.

We rely on third party vendors for components used in our ZIO Patch. Our reliance on third party vendors subjects us to a number of risks, including:

•	inability to obtain adequate supply in a timely manner or on commercially reasonable terms

•	interruption of supply resulting from modifications to, or discontinuation of, a supplier’s operations

•	production delays related to the evaluation and testing of products from alternative suppliers and corresponding regulatory qualifications

•	inability of the manufacturer or supplier to comply with the QSR and state regulatory authorities

•	delays in product shipments resulting from uncorrected defects, reliability issues, or a supplier’s failure to consistently produce quality components

•	price fluctuations due to a lack of long-term supply arrangements with our suppliers for key components

•	inability to control the quality of products manufactured by third parties

•	delays in delivery by our suppliers due to changes in demand from us or their other customers

Any significant delay or interruption in the supply of components or sub-assemblies, or our inability to obtain substitute components, sub-assemblies or materials from alternate sources at acceptable prices and in a timely manner could impair our ability to meet the demand for our ZIO Service and harm our business.

We rely on single suppliers for some of the materials used in our products, and if any of those suppliers are unable or unwilling to produce these materials or supply them in the quantities that we need at the quality we require, we may not be able to find replacements or transition to alternative suppliers before our business is materially impacted.

We rely on single suppliers for the supply of our reusable printed circuit board assemblies, disposable housings, instruments and other materials that we use to manufacture our ZIO Patch and the adhesive that binds the ZIO Patch to a patient’s body. These components and materials are critical and there are relatively few alternative sources of supply. We have not qualified additional suppliers for some of these components and materials and we do not carry a significant inventory of these items. While we believe that alternative sources of supply may be available, we cannot be certain whether they will be available if and when we need them and that any alternative suppliers would be able to provide the quantity and quality of components and materials that we would need to manufacture our ZIO Patch if our existing suppliers were unable to satisfy our supply requirements. To utilize other supply sources, we would need to identify and qualify new suppliers to our quality standards, which could result in manufacturing delays and increase our expenses. Any supply interruption could limit our ability to manufacture our products and could therefore harm our business, financial condition and results of operations. If our current suppliers and any alternative suppliers do not provide us with the materials we need to manufacture our products or perform our services, if the materials do not meet our quality specifications, or if we cannot obtain acceptable substitute materials, an interruption in our ZIO Service could occur. Any such interruption may significantly affect our future revenue and harm our relations and reputation with physicians, hospitals, clinics and patients.

If our manufacturing facility becomes damaged or inoperable, or if we are required to vacate a facility, we may be unable to manufacture the ZIO Patch or we may experience delays in production or an increase in costs which could adversely affect our results of operations.

We currently manufacture and assemble the ZIO Patch in only one location. Our products are comprised of components sourced from a variety of contract manufacturers, with final assembly completed at our facility in Cypress, California. Our facility and equipment, or those of our suppliers, could be harmed or rendered inoperable by natural or man-made disasters, including fire, earthquake, terrorism, flooding and power outages. Any of these may render it difficult or impossible for us to manufacture products for some period of time. If our Cypress facility is inoperable for even a short period of time, the inability to manufacture the ZIO Patch, and the interruption in research and development of any future products, may result in harm to our reputation, increased costs, the loss of orders and lower revenue. Furthermore, it could be costly and time consuming to repair or replace our facilities and the equipment we use to perform our research and development work and manufacture our products.

If we fail to increase our sales and marketing capabilities and develop broad brand awareness in a cost effective manner, our growth will be impeded and our business may suffer.

We plan to continue to expand and optimize our sales and marketing infrastructure in order to increase our prescribing physician base and our business. Identifying and recruiting qualified personnel and training them in the application of the ZIO Service, on applicable federal and state laws and regulations and on our internal policies and procedures requires significant time, expense and attention. It often takes several months or more before a sales representative is fully trained and productive. Our business may be harmed if our efforts to expand and train our sales force do not generate a corresponding increase in revenue. In particular, if we are unable to hire, develop and retain talented sales personnel or if new sales personnel are unable to achieve desired productivity levels in a reasonable period of time, we may not be able to realize the expected benefits of this investment or increase our revenue.

Our ability to increase our customer base and achieve broader market acceptance of our products will depend to a significant extent on our ability to expand our marketing efforts. We plan to dedicate significant resources to our marketing programs. Our business may be harmed if our marketing efforts and expenditures do not generate a corresponding increase in revenue.

In addition, we believe that developing and maintaining broad awareness of our brand in a cost effective manner is critical to achieving broad acceptance of the ZIO Service and penetrating new accounts. Brand promotion activities may not generate patient or physician awareness or increase revenue, and even if they do, any increase in revenue may not offset the costs and expenses we incur in building our brand. If we fail to successfully promote, maintain and protect our brand, we may fail to attract or retain the physician acceptance necessary to realize a sufficient return on our brand building efforts, or to achieve the level of brand awareness that is critical for broad adoption of the ZIO Service.

Billing for our ZIO Service is complex, and we must dedicate substantial time and resources to the billing process.

Billing for independent diagnostic testing facility, or IDTF, services is complex, time consuming and expensive. Depending on the billing arrangement and applicable law, we bill several types of payors, including CMS, third party commercial payors, institutions and patients, which may have different billing requirements procedures or expectations. We also must bill patient co-payments, co-insurance and deductibles. We face risk in our collection efforts, including potential write-offs of doubtful accounts and long collection cycles, which could adversely affect our business, financial condition and results of operations.

Several factors make the billing and collection process uncertain, including:

•	differences between the submitted price for our ZIO Service and the reimbursement rates of payors

•	compliance with complex federal and state regulations related to billing CMS

•	differences in coverage among payors and the effect of patient co-payments, co-insurance and deductibles

•	differences in information and billing requirements among payors

•	incorrect or missing patient history, indications or billing information

Additionally, our billing activities require us to implement compliance procedures and oversight, train and monitor our employees and undertake internal review procedures to evaluate compliance with applicable laws, regulations and internal policies. Payors also conduct audits to evaluate claims, which may add further cost and uncertainty to the billing process. These billing complexities, and the related uncertainty in obtaining payment for our ZIO Service, could negatively affect our revenue and cash flow, our ability to achieve profitability, and the consistency and comparability of our results of operations.

The operation of our call centers and monitoring facilities is subject to rules and regulations governing IDTFs; failure to comply with these rules could prevent us from receiving reimbursement from CMS and some commercial payors.

In order to get reimbursed by CMS, we must establish an IDTF. IDTFs are defined by CMS as entities independent of a hospital or physician’s office in which diagnostic tests are performed by licensed or certified nonphysician personnel under appropriate physician supervision. Our IDTFs are staffed by certified cardiac technicians, who are overseen by a medical director who reviews the accuracy of the data we curate and from which we prepare reports. The existence of an IDTF allows us to bill a government payor for the ZIO Service through one or more MACs, such as Novitas Solutions, Noridian Healthcare Solutions and Palmetto GBA. MACs are companies that operate on behalf of the federal government to process claims for reimbursement and allow us to obtain reimbursement for our ZIO Service at CMS defined rates. Certification as an IDTF requires that we follow strict regulations governing how the center operates, such as requirements regarding the experience and certifications of the certified cardiac technicians. In addition, many commercial payors require our IDTFs to maintain accreditation and certification with the Joint Commission of American Hospitals. To do so we must demonstrate a specified quality standard and are subject to routine inspection and audits. These rules and regulations vary from location to location and are subject to change. If they change, we may have to change the operating procedures at our IDTFs, which could increase our costs significantly. If we fail to obtain and maintain IDTF certification, our ZIO Service may no longer be reimbursed by CMS and some commercial payors, which would have a material adverse impact on our business.

In 2016, we have recognized approximately fifteen percent of our revenue on a non-accrual basis, and as a result, our quarterly operating results are difficult to predict.

If we do not have a contracted rate with a payor, we recognize revenue only upon the earlier of notification of payment or when payment is received. We have limited visibility as to when we will receive payment for our ZIO Service with non-contracted payors and we or XIFIN must appeal any negative payment decisions, which often delay collections further. Additionally, a portion of the revenue from non-contracted payors is received from patient co-pays, which we may not receive for several months following delivery of service or at all. There is no stable payment history for direct-billed non-contracted payors, and we recognize revenue from such accounts only when we are notified of payment or it is received. Fluctuations in revenue may make it difficult for us, research analysts and investors to accurately forecast our revenue and operating results or to assess our actual performance. If our revenue or operating results fall below expectations, the price of our common stock would likely decline.

We rely on a third party billing company, XIFIN, to transmit and pursue claims with payors. A delay in transmitting or pursuing claims could have an adverse effect on our revenue.

While we manage the overall processing of claims, we rely on XIFIN to transmit the majority of our claims to payors, and pursue most claim denials. If claims for our ZIO Service are not submitted to payors on a timely basis, not properly adjudicated upon a denial, or if we are required to switch to a different claims processor, we may experience delays in our ability to process receipt of payments from payors, which would have an adverse effect on our revenue and our business.

The market for ambulatory cardiac monitoring solutions is highly competitive. If our competitors are able to develop or market monitoring products and services that are more effective, or gain greater acceptance in the marketplace, than any products and services we develop, our commercial opportunities will be reduced or eliminated.

The market for ambulatory cardiac monitoring products and services is evolving rapidly and becoming increasingly competitive. Our ZIO Service competes with a variety of products and services that provide alternatives for ambulatory cardiac monitoring, including Holter monitors and mobile cardiac telemetry monitors. Our industry is highly fragmented and characterized by a small number of large manufacturers and a large number of smaller regional service providers. These third parties compete with us in marketing to payors and prescribing physicians, recruiting and retaining qualified personnel, acquiring technology and developing products and services that compete with the ZIO Service. Our ability to compete effectively depends on our ability to distinguish our company and the ZIO Service from our competitors and their products, and includes such factors as:

•	safety and efficacy

•	acute and long term outcomes

•	ease of use

•	price

•	physician, hospital and clinic acceptance

•	third party reimbursement

Large competitors in the ambulatory cardiac market include companies that sell standard Holter monitor equipment such as GE Healthcare, Philips Healthcare, Mortara Instrument, Inc., Spacelabs Healthcare, Inc. and Welch Allyn Holdings, Inc., which was acquired by Hill-Rom Holdings, Inc. Additional competitors who offer Holter and event monitors, and also function as service providers, include BioTelemetry, Inc., LifeWatch AG and Medtronic plc. These companies have also developed other patch-based mobile cardiac monitors that have recently received FDA and foreign regulatory clearances. For example, LifeWatch AG received FDA clearance and CE mark for its mobile cardiac telemetry monitoring patch in January 2016 and December 2015, respectively. In addition, in July 2016, BioTelemetry, Inc. announced FDA clearance for its patch-based mobile cardiac telemetry monitor. There are also several small start-up companies trying to compete in the patch-based cardiac monitoring space. We have seen a trend in the market for large medical device companies to acquire, invest in or form alliances with these smaller companies in order to diversify their product offerings and participate in the digital health space. Two examples of this are Medtronic plc’s 2014 acquisition of Corventis, Inc. and Boston Scientific Corporation’s 2015 equity investment and sales cooperation agreement with Preventice Solutions, Inc., which was formerly named eCardio Diagnostics, LLC. Future competition could come from makers of wearable fitness products or large information technology companies focused on improving healthcare. These competitors and potential competitors may introduce new products that compete with our ZIO Service. Many of our competitors and potential competitors have significantly greater financial and other resources than we do and have well-established reputations, broader product offerings, and worldwide distribution channels that are significantly larger and more effective than ours. If our competitors and potential competitors are better able to develop new ambulatory cardiac monitoring solutions than us, or develop more effective or less expensive cardiac monitoring solutions, they may render our current ZIO Service obsolete or non-competitive. Competitors may also be able to deploy larger or more effective sales and marketing resources than we currently have. Competition with these companies could result in price cutting, reduced profit margins and loss of market share, any of which would harm our business, financial condition and results of operations.

Our ability to compete depends on our ability to innovate successfully.

The market for medical devices, including the ambulatory cardiac monitoring segment, is competitive, dynamic, and marked by rapid and substantial technological development and product innovation. There are few barriers that would prevent new entrants or existing competitors from developing products that compete directly with ours. Demand for the ZIO Service and future related products or services could be diminished by equivalent or superior products and technologies offered by competitors. If we are unable to innovate successfully, our products and services could become obsolete and our revenue would decline as our customers purchase our competitors’ products and services.

In order to remain competitive, we must continue to develop new product offerings and enhancements to the ZIO Service. We can provide no assurance that we will be successful in monetizing our electrocardiogram, or ECG, database, expanding the indications for our ZIO Service, developing new products or commercializing them in ways that achieve market acceptance. In addition, if we develop new products, sales of those products may reduce revenue generated from our existing products. Maintaining adequate research and development personnel and resources to meet the demands of the market is essential. If we are unable to develop new products, applications or features or improve our algorithms due to constraints, such as insufficient cash resources, high employee turnover, inability to hire personnel with sufficient technical skills or a lack of other research and development resources, we may not be able to maintain our competitive position compared to other companies. Furthermore, many of our competitors devote a considerably greater amount of funds to their research and development programs than we do, and those that do not may be acquired by larger companies that would allocate greater resources to research and development programs. Our failure or inability to devote adequate research and development resources or compete effectively with the research and development programs of our competitors could harm our business.

The continuing clinical acceptance of the ZIO Service depends upon maintaining strong working relationships with physicians.

The development, marketing, and sale of the ZIO Service depends upon our ability to maintain strong working relationships with physicians and other key opinion leaders. We rely on these professionals’ knowledge and experience for the development, marketing and sale of our products. Among other things, physicians assist us in clinical trials and product development matters and provide public presentations at trade conferences regarding the ZIO Service. If we cannot maintain our strong working relationships with these professionals and continue to receive their advice and input, the development and marketing of the ZIO Service could suffer, which could harm our business, financial condition and results of operations.

The medical device industry’s relationship with physicians is under increasing scrutiny by the Health and Human Services Office of the Inspector General, or OIG, the Department of Justice, or DOJ, state attorneys general, and other foreign and domestic government agencies. Our failure to comply with laws, rules and regulations governing our relationships with physicians, or an investigation into our compliance by the OIG, DOJ, state attorneys general or other government agencies, could significantly harm our business.

We may not be able to secure additional financing on favorable terms, or at all, to meet our future capital needs and our failure to obtain additional financing on acceptable terms and in a timely manner could force us to delay, reduce or eliminate our product development programs and commercialization efforts.

We believe that the net proceeds from this offering, together with our existing cash and cash equivalents as of June 30, 2016 and our debt facilities with Biopharma Secured Investments III Holdings Cayman LP, or Pharmakon, and Silicon Valley Bank, or SVB, will be sufficient to meet our anticipated cash requirements for at least the next 12 months following this offering. To date, we have financed our operations primarily through sales of our ZIO Service, net proceeds from the issuance of our preferred stock and debt financings. We cannot guarantee that the proceeds from this offering together with the foregoing sources of liquidity and cash flows from future operations alone will be sufficient to allow us to fund our business beyond the next 12 months. We expect capital expenditures and operating expenses to increase over the next several years as we expand our infrastructure, commercial operations and research and development activities. However, our future funding requirements will depend on many factors, including:

•	actions taken by the FDA, CMS and other regulatory authorities affecting the ZIO Service and competitive products

•	the rate at which the ZIO Service is adopted and prescribed by physicians

•	the reimbursement rates associated with our products and services through MACs or third party commercial payors

•	research and development costs of our next generation products and services

•	the costs of hiring additional personnel and investing in infrastructure

•	the degree of success we experience in commercializing the ZIO Service and future products

•	the costs associated with expanding our manufacturing capabilities

•	our ability to secure contracts and coverage with additional commercial and government payors providing for reimbursement of our services

•	the costs of preparing, filing, prosecuting, maintaining and enforcing patent claims and other intellectual property rights or defending against claims of infringement by others

•	the costs of investing in additional lines of business outside of ambulatory cardiac monitoring solutions

We may seek to raise additional capital through equity offerings, debt financings, collaborations or licensing arrangements. Additional funding may not be available to us on acceptable terms, or at all. If we raise funds by issuing equity or equity-linked securities, dilution to our stockholders could result. Any equity securities issued also may provide for rights, preferences or privileges senior to those of holders of our common stock. The terms of debt securities issued or borrowings could impose significant restrictions on our operations.

The incurrence of additional indebtedness or the issuance of certain equity securities could result in increased fixed payment obligations and could also result in restrictive covenants, such as limitations on our ability to incur additional debt or issue additional equity, limitations on our ability to acquire or license intellectual property rights, and other operating restrictions that could adversely affect our ability to conduct our business. In addition, the issuance of additional equity securities by us, or the possibility of such issuance, may cause the market price of our common stock to decline. In the event that we enter into collaborations or licensing arrangements to raise capital, we may be required to accept unfavorable terms. These agreements may require that we relinquish, or license to a third party on unfavorable terms, our rights to technologies or product candidates that we otherwise would seek to develop or commercialize ourselves, or reserve certain opportunities for future potential arrangements when we might otherwise be able to achieve more favorable terms. In addition, we may be forced to work with a partner on one or more of our products or market development programs, which could lower the economic value of those programs to us.

If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, we may terminate or delay the development of one or more of our products, delay clinical trials necessary to market our products, or delay establishment of sales and marketing capabilities or other activities necessary to commercialize our products. If this were to occur, our ability to grow and support our business and to respond to market challenges could be significantly limited.

We have a significant amount of debt, which may affect our ability to operate our business and secure additional financing in the future.

As of June 30, 2016, we had $32.4 million in principal and interest outstanding under our credit facilities consisting of our loan agreements with Pharmakon and SVB and a promissory note issued to California HealthCare Foundation. We must make significant annual debt payments under the loan agreements and the promissory note, which will divert resources from other activities. Our debt with Pharmakon and SVB is collateralized by substantially all of our assets and contains customary financial and operating covenants limiting our ability to, among other things, dispose of assets, undergo a change in control, merge or consolidate, enter into certain transactions with affiliates, make acquisitions, incur debt, incur liens, pay dividends, repurchase stock and make investments, in each case subject to certain exceptions. The covenants in these loan agreements, the promissory note and the note purchase agreement pursuant to which the promissory note was issued, as well as in any future financing agreements into which we may enter, may restrict our ability to finance our operations and engage in, expand or otherwise pursue our business activities and strategies. Our ability to comply with these covenants may be affected by events beyond our control and future breaches of any of these covenants could result in a default under the loan agreements, the promissory note and the note purchase agreement. If not waived, future defaults could cause all of the outstanding indebtedness under the loan agreements and the promissory note to become immediately due and payable and terminate commitments to extend further credit. If we do not have or are unable to generate sufficient cash available to repay our debt obligations when they become due and payable, either upon maturity or in the event of a default, we may not be able to obtain additional debt or equity financing on favorable terms, if at all, which may negatively impact our ability to operate and continue our business as a going concern.

We depend on our senior management team and the loss of one or more key employees or an inability to attract and retain highly skilled employees could harm our business.

Our success depends largely on the continued services of key members of our executive management team and others in key management positions. For example, the services of Kevin M. King, our Chief Executive Officer, and Matthew C. Garrett, our Chief Financial Officer, are essential to formulating and executing on corporate strategy and to ensuring the continued operations and integrity of financial reporting within our company. In addition, the services provided by David A. Vort, our Executive Vice President of Sales, are critical to the growth that we have experienced in the sales of our ZIO Service. Our employees may terminate their employment with us at any time. If we lose one or more key employees, we may experience difficulties in competing effectively, developing our technologies and implementing our business strategy. We do not currently maintain key person life insurance policies on these or any of our employees.

In addition, our research and development programs and clinical operations depend on our ability to attract and retain highly skilled engineers and certified cardiac technicians. We may not be able to attract or retain qualified engineers and certified cardiac technicians in the future due to the competition for qualified personnel. We have from time to time experienced, and we expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications. Many of the companies with which we compete for experienced personnel have greater resources than us. If we hire employees from competitors or other companies, their former employers may attempt to assert that these employees or we have breached legal obligations, resulting in a diversion of our time and resources and, potentially, damages. In addition, job candidates and existing employees, particularly in the San Francisco Bay Area, often consider the value of the stock awards they receive in connection with their employment. If the perceived value of our stock awards declines, either because we are a public company or otherwise, it may harm our ability to recruit and retain highly skilled employees. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and future growth prospects would be harmed.

International expansion of our business exposes us to market, regulatory, political, operational, financial and economic risks associated with doing business outside of the United States.

Our business strategy includes international expansion, primarily through distributorships and co-licensing agreements and may include establishing and maintaining physician outreach and education capabilities outside of the United States and expanding our relationships with international payors. Doing business internationally involves a number of risks, including:

•	multiple, conflicting and changing laws and regulations such as tax laws, privacy laws, export and import restrictions, employment laws, regulatory requirements and other governmental approvals, permits and licenses

•	obtaining regulatory approvals where required for the sale of our products and services in various countries

•	requirements to maintain data and the processing of that data on servers located within such countries

•	complexities associated with managing multiple payor reimbursement regimes, government payors or patient self-pay systems

•	logistics and regulations associated with shipping and returning ZIO Patches following use

•	limits on our ability to penetrate international markets if we are required to process the ZIO Service locally

•	financial risks, such as longer payment cycles, difficulty collecting accounts receivable, the effect of local and regional financial pressures on demand and payment for our products and services and exposure to foreign currency exchange rate fluctuations

•	natural disasters, political and economic instability, including wars, terrorism, political unrest, outbreak of disease, boycotts, curtailment of trade and other market restrictions

•	regulatory and compliance risks that relate to maintaining accurate information and control over activities subject to regulation under the United States Foreign Corrupt Practices Act of 1977, or FCPA, U.K. Bribery Act of 2010 and comparable laws and regulations in other countries

Any of these factors could significantly harm our future international expansion and operations and, consequently, our revenue and results of operations.

Our relationships with business partners in new international markets may subject us to an increased risk of litigation.

As we expand our business internationally, if we cannot successfully manage the unique challenges presented by international markets and our relationships with new business partners within those markets, our expansion activities may be adversely affected and we may become subject to an increased risk of litigation.

We may become involved in disputes relating to our products, contracts and business relationships. Such disputes include litigation against persons whom we believe have infringed on our intellectual property, infringement litigation filed against us, litigation against a competitor or litigation filed against us by distributors or service providers resulting from a breach of contract or other claim. Any of these disputes may result in substantial costs to us, judgments, settlements and diversion of our management’s attention, which could adversely affect our business, financial condition or operating results. There is also a risk of adverse judgments, as the outcome of litigation in foreign jurisdictions can be inherently uncertain.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act, or FCPA, and similar worldwide anti-bribery laws and the ongoing investigation, and outcome of the investigation, by government agencies of possible violations by us of the FCPA could have a material adverse effect on our business.

The FCPA and similar worldwide anti-bribery laws generally prohibit companies and their intermediaries from corruptly providing any benefits to government officials for the purpose of obtaining or retaining business. We are in the process of designing and implementing policies and procedures intended to help ensure compliance with these laws. In the future, we may operate in parts of the world that have experienced governmental corruption to some degree. We cannot assure you that our internal control policies and procedures will protect us from improper acts committed by our employees or agents. Violations of these laws, or allegations of such violations, could disrupt our business and have a material adverse effect on our business and operations.

For example, in the process of terminating our U.K. distributor in April 2016, the distributor alleged that we had violated certain provisions of the FCPA. We then conducted an internal investigation with our outside legal counsel. In August 2016, we voluntarily reported this matter to the DOJ. We plan to cooperate with any investigation the DOJ elects to undertake. We may incur substantial costs due to our compliance with information requests and cooperation with the DOJ’s investigation. In addition, the DOJ or other governmental agencies could impose a broad range of civil and criminal sanctions under the FCPA and other laws and regulations including, but not limited to, injunctive relief, disgorgement, fines, penalties, modifications to business practices including the termination or modification of existing business relationships, the imposition of compliance programs and the retention of a monitor to oversee compliance with the FCPA. We are unable to estimate the outcome of this matter; however, the imposition of any of these sanctions or remedial measures could have a material adverse effect on our business and results of operations.

Our proprietary data analytics engine may not operate properly, which could damage our reputation, give rise to claims against us or divert application of our resources from other purposes, any of which could harm our business and operating results.

The ECG data that is gathered through the ZIO Patch is curated by algorithms that are part of our ZIO Service and a ZIO Report is delivered to the prescribing physician for diagnosis. The continuous development, maintenance and operation of our machine-learned backend data analytics engine is expensive and complex, and may involve unforeseen difficulties including material performance problems, undetected defects or errors. We may encounter technical obstacles, and it is possible that we may discover additional problems that prevent our proprietary algorithms from operating properly. If our data analytics platform does not function reliably or fails to meet physician or payor expectations in terms of performance, physicians may stop prescribing the ZIO Service and payors could attempt to cancel their contracts with us.

Any unforeseen difficulties we encounter in our existing or new software, cloud-based applications and analytics services, and any failure by us to identify and address them could result in loss of revenue or market share, diversion of development resources, injury to our reputation and increased service and maintenance costs. Correction of defects or errors could prove to be impossible or impracticable. The costs incurred in correcting any defects or errors may be substantial and could adversely affect our operating results.

Security breaches, loss of data and other disruptions could compromise sensitive information related to our business or patients, or prevent us from accessing critical information and expose us to liability, which could adversely affect our business and our reputation.

In the ordinary course of our business, we and our third party billing and collections provider, XIFIN, collect and store sensitive data, including legally-protected personally identifiable health information about patients in the United States and the United Kingdom. We also process and store, and use additional third parties to process and store, sensitive intellectual property and other proprietary business information, including that of our customers, payors and collaborative partners. Our patient information is encrypted but not de-identified. We manage and maintain our applications and data utilizing a combination of on-site systems, managed data center systems and cloud-based computing center systems. These applications and data encompass a wide variety of business critical information, including research and development information, commercial information and business and financial information.

We are highly dependent on information technology networks and systems, including the internet and services hosted by Amazon Web Services, to securely process, transmit and store this critical information. Security breaches of this infrastructure, including physical or electronic break-ins, computer viruses, attacks by hackers and similar breaches, can create system disruptions, shutdowns, or unauthorized disclosure or modifications of confidential information involving patient health information to become publicly available. The secure processing, storage, maintenance and transmission of this critical information are vital to our operations and business strategy, and we devote significant resources to protecting such information. Although we take measures to protect sensitive information from unauthorized access or disclosure, our information technology and infrastructure, and that of XIFIN, may be vulnerable to attacks by hackers or viruses or breaches due to employee error, malfeasance or other disruptions. While we have implemented data privacy and security measures that we believe are compliant with applicable privacy laws and regulations, some confidential and protected health information is transmitted to us by third parties, who may not implement adequate security and privacy measures.

A security breach or privacy violation that leads to disclosure or modification of, or prevents access to, patient information, including protected health information, could harm our reputation, compel us to comply with disparate state breach notification laws, require us to verify the correctness of database contents and otherwise subject us to liability under laws that protect personal data, resulting in increased costs or loss of revenue. If we are unable to prevent such security breaches or privacy violations or implement satisfactory remedial measures, our operations could be disrupted, we may be unable to provide the ZIO Service and we may suffer loss of reputation, financial loss and other regulatory penalties because of lost or misappropriated information, including sensitive patient data. In addition, these breaches and other inappropriate access can be difficult to detect, and any delay in identifying them may lead to increased harm.

Any such breach or interruption of our systems, or those of XIFIN or any of our third party information technology partners, could compromise our networks or data security processes and sensitive information could be inaccessible or could be accessed by unauthorized parties, publicly disclosed, lost or stolen. Any such interruption in access, improper access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of patient information, such as the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, and the European Union Data Protection Directive, and regulatory penalties. Unauthorized access, loss or dissemination could also disrupt our operations, including our ability to perform our services, bill payors or patients, process claims and appeals, provide customer assistance services, conduct research and development activities, collect, process and prepare company financial information, provide information about our current and future solutions and engage in other patient and clinician education and outreach efforts. Any such breach could also result in the compromise of our trade secrets and other proprietary information, which could adversely affect our business and competitive position.

In addition, the interpretation and application of consumer, health-related and data protection laws, rules and regulations in the United States, Europe and elsewhere are often uncertain, contradictory and in flux. It is possible that these laws, rules and regulations may be interpreted and applied in a manner that is inconsistent with our practices or those of our distributors and partners. If we or these third parties are found to have violated such laws, rules or regulations, it could result in government-imposed fines, orders requiring that we or these third parties change our or their practices, or criminal charges, which could adversely affect our business. Complying with these various laws could cause us to incur substantial costs or require us to change our business practices, systems and compliance procedures in a manner adverse to our business.

The use, misuse or off-label use of the ZIO Service may result in injuries that lead to product liability suits, which could be costly to our business.

The use, misuse or off-label use of the ZIO Service may in the future result in outcomes and complications potentially leading to product liability claims. For example, we are aware that physicians have prescribed the ZIO Patch off-label for pediatric patients. We have also received and may in the future receive product liability or other claims with respect to the ZIO Service, including claims related to skin irritation and alleged burns. In addition, if the ZIO Patch is defectively designed, manufactured or labeled, contains defective components or is misused, we may become subject to costly litigation initiated by physicians, or the hospitals and clinics where physicians prescribing our ZIO Service work, or their patients. Product liability claims are especially prevalent in the medical device industry and could harm our reputation, divert management’s attention from our core business, be expensive to defend and may result in sizable damage awards against us.

Although we maintain product liability insurance, we may not have sufficient insurance coverage for future product liability claims. We may not be able to obtain insurance in amounts or scope sufficient to provide us with adequate coverage against all potential liabilities. Any product liability claims brought against us, with or without merit, could increase our product liability insurance rates or prevent us from securing continuing coverage, harm our reputation, significantly increase our expenses, and reduce product sales. Product liability claims in excess of our insurance coverage would be paid out of cash reserves, harming our financial condition and operating results.

The forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, our business may not increase at similar rates, if at all.

Growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The forecasts in this prospectus relating to, among other things, the expected growth in the ambulatory cardiac monitoring solutions market may prove to be inaccurate.

Even if this market experiences the forecasted growth described in this prospectus, we may not increase our business at a similar rate, or at all. Our growth is subject to many factors, including whether the market for first-line ambulatory cardiac monitoring solutions continues to improve, the rate of market acceptance of the ZIO Service as compared to the products of our competitors and our success in implementing our business strategies, each of which is subject to many risks and uncertainties. If our ZIO Service works as anticipated to provide a correct first-line diagnosis, it may lead to a decrease in the amount of ambulatory cardiac monitoring prescriptions each year in the United States. This outcome would result if our ZIO Service is proven to produce the right diagnosis the first time, thereby reducing the need for additional testing. Accordingly, the forecasts of market growth included in this prospectus should not be taken as indicative of our future growth.

We may acquire other companies or technologies, which could divert our management’s attention, result in additional dilution to our stockholders and otherwise disrupt our operations and harm our operating results.

We may in the future seek to acquire or invest in businesses, applications or technologies that we believe could complement or expand our ambulatory cardiac monitoring solutions portfolio, enhance our technical capabilities or otherwise offer growth opportunities. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various costs and expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated. We may not be able to identify desirable acquisition targets or be successful in entering into an agreement with any particular target or obtain the expected benefits of any acquisition or investment.

To date, the growth of our operations has been largely organic, and we have limited experience in acquiring other businesses or technologies. We may not be able to successfully integrate acquired personnel, operations and technologies, or effectively manage the combined business following an acquisition. Acquisitions could also result in dilutive issuances of equity securities, the use of our available cash, or the incurrence of debt, which could harm our operating results. In addition, if an acquired business fails to meet our expectations, our operating results, business and financial condition may suffer.

Consolidation of commercial payors could result in payors eliminating coverage or reducing reimbursement rates for our ZIO Service.

The commercial payor industry is undergoing significant consolidation. For example, in 2015, Anthem Inc. announced plans to acquire Cigna Corp., and Aetna Inc. announced plans to acquire Humana Inc. When payors combine their operations, the combined company may elect to reimburse our ZIO Service at the lowest rate paid by any of the participants in the consolidation or use its increased size to negotiate reduced rates. If one of the payors participating in the consolidation does not reimburse for the ZIO Service at all, the combined company may elect not to reimburse for the ZIO Service, which would adversely impact our operating results.

Our ability to utilize our net operating loss carryovers may be limited.

As of December 31, 2015, we had federal and state net operating loss carryforwards, or NOLs, of $93.6 million and $51.9 million, respectively, which if not utilized will begin to expire in 2027 for federal purposes and 2017 for state purposes. We may use these NOLs to offset against taxable income for U.S. federal and state income tax purposes. However, Section 382 of the Internal Revenue Code of 1986, as amended, may limit the NOLs we may use in any year for U.S. federal income tax purposes in the event of certain changes in ownership of our company. A Section 382 “ownership change” generally occurs if one or more stockholders or groups of stockholders who own at least 5% of a company’s stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three year period. Similar rules may apply under state tax laws. This offering or future issuances or sales of our stock, including certain transactions involving our stock that are outside of our control, could cause an “ownership change.” If an “ownership change” has occurred in the past or occurs in the future, including in connection with this offering, Section 382 would impose an annual limit on the amount of pre-ownership change NOLs and other tax attributes we can use to reduce our taxable income, potentially increasing and accelerating our liability for income taxes, and also potentially causing those tax attributes to expire unused. Any limitation on using NOLs could, depending on the extent of such limitation and the NOLs previously used, result in our retaining less cash after payment of U.S. federal and state income taxes during any year in which we have taxable income, rather than losses, than we would be entitled to retain if such NOLs were available as an offset against such income for U.S. federal and state income tax reporting purposes, which could adversely impact our operating results.

If we are unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock may decrease.

Our Chief Financial Officer has not been the chief financial officer of a publicly traded company and although our Chief Executive Officer has been the chief executive officer of a public company, he has never been involved in the transition of a private company to a public company through an initial public offering. As a public company, we will be required to maintain internal control over financial reporting and to report any material weaknesses in such internal controls. Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, requires that we evaluate and determine the effectiveness of our internal control over financial reporting and, beginning with our annual report for the year ending December 31, 2017, provide a management report on our internal control over financial reporting, which must be attested to by our independent registered public accounting firm to the extent we no longer qualify an “emerging growth company,” as defined by the Jumpstart Our Businesses Act of 2012, or the JOBS Act, or a “smaller reporting company” under the Securities Exchange Act of 1934, or Exchange Act.

If we have material weaknesses in our internal control over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated. We are in the process of designing and implementing our internal controls over financial reporting; this process will be time consuming, costly and complicated. Until such time as we are no longer an “emerging growth company” or a “smaller reporting company,” our auditors will not be required to attest as to our internal control over financial reporting. If we continue to identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner, if we are unable to assert that our internal control over financial reporting is effective or, once required, if our independent registered public accounting firm is unable to attest that our internal control over financial reporting is effective, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could decrease. We could also become subject to stockholder or other third party litigation as well as investigations by the stock exchange on which our securities are listed, the Securities and Exchange Commission, or other regulatory authorities, which could require additional financial and management resources and could result in fines, trading suspensions or other remedies.

Risks Related to Our Intellectual Property

We may become a party to intellectual property litigation or administrative proceedings that could be costly and could interfere with our ability to provide the ZIO Service.

The medical device industry has been characterized by extensive litigation regarding patents, trademarks, trade secrets, and other intellectual property rights, and companies in the industry have used intellectual property litigation to gain a competitive advantage. It is possible that U.S. and foreign patents and pending patent applications or trademarks controlled by third parties may be alleged to cover our products or services, or that we may be accused of misappropriating third parties’ trade secrets. Additionally, our products include hardware and software components that we purchase from vendors, and may include design components that are outside of our direct control. Our competitors, many of which have substantially greater resources and have made substantial investments in patent portfolios, trade secrets, trademarks, and competing technologies, may have applied for or obtained, or may in the future apply for or obtain, patents or trademarks that will prevent, limit or otherwise interfere with our ability to make, use, sell and/or export our products and services or to use product names. We may become a party to patent or trademark infringement or trade secret related disputes or litigation as a result of these and other third party intellectual property rights being asserted against us. The defense and prosecution of these matters are both costly and time consuming. Vendors from whom we purchase hardware or software may not indemnify us in the event that such hardware or software is accused of infringing a third party’s patent or trademark or of misappropriating a third party’s trade secret.

Further, if such patents, trademarks, or trade secrets are successfully asserted against us, this may harm our business and result in injunctions preventing us from selling our products, license fees, damages and the payment of attorney fees and court costs. In addition, if we are found to willfully infringe third party patents or trademarks or to have misappropriated trade secrets, we could be required to pay treble damages in addition to other penalties. Although patent, trademark, trade secret, and other intellectual property disputes in the medical device area have often been settled through licensing or similar arrangements, costs associated with such arrangements may be substantial and could include ongoing royalties. We may be unable to obtain necessary licenses on satisfactory terms, if at all. If we do not obtain necessary licenses, we may not be able to redesign our ZIO Patch or our ZIO Service to avoid infringement.

Similarly, interference or derivation proceedings provoked by third parties or brought by the U.S. Patent and Trademark Office, or USPTO, may be necessary to determine priority with respect to our patents, patent applications, trademarks or trademark applications. We may also become involved in other proceedings, such as reexamination, inter partes review, derivation or opposition proceedings before the USPTO or other jurisdictional body relating to our intellectual property rights or the intellectual property rights of others. Adverse determinations in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from manufacturing the ZIO Patch and selling the ZIO Service or using product names, which would have a significant adverse impact on our business.

Additionally, we may need to commence proceedings against others to enforce our patents or trademarks, to protect our trade secrets or know how, or to determine the enforceability, scope and validity of the proprietary rights of others. These proceedings would result in substantial expense to us and significant diversion of effort by our technical and management personnel. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. We may not be able to stop a competitor from marketing and selling products that are the same or similar to our products and services or from using product or service names that are the same or similar to ours, and our business may be harmed as a result.

We use certain open source software in the ZIO Service. We may face claims from companies that incorporate open source software into their products or from open source licensors, claiming ownership of, or demanding release of, the source code, the open source software or derivative works that were developed using such software, or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation and could require us to cease offering the ZIO Service unless and until we can re-engineer it to avoid infringement. This re-engineering process could require significant additional research and development resources, and we may not be able to complete it successfully. These risks could be difficult to eliminate or manage, and, if not addressed, could harm our business, financial condition and operating results.

Intellectual property rights may not provide adequate protection, which may permit third parties to compete against us more effectively.

In order to remain competitive, we must develop and maintain protection of the proprietary aspects of our technologies. We rely on a combination of patents, copyrights, trademarks, trade secret laws and confidentiality and invention assignment agreements with employees and third parties to protect our intellectual property rights. As of August 31, 2016, we owned, or retained exclusive license to, seven issued U.S. patents, the earliest of which will expire in 2028. As of August 31, 2016, we also owned, or retained an exclusive license to, two issued patents from the Japan Patent Office, and one issued patent from the patent offices in each of Australia, Canada, the European Union and Korea. The earliest expiration date of these international patents is 2027. As of August 31, 2016, we had 16 pending patent applications globally, including five in the United States, one in Australia, two in Canada, four in the European Union, two in Japan, one in Korea and one in the PCT phase. Our patents and patent applications include claims covering key aspects of the design, manufacture and use of the ZIO Patch and the ZIO Service.

We rely, in part, on our ability to obtain and maintain patent protection for our proprietary products and processes. The process of applying for and obtaining a patent is expensive, time consuming and complex, and we may not be able to file, prosecute, maintain, enforce or license all necessary or desirable patent applications at a reasonable cost, in a timely manner, or in all jurisdictions where protection may be commercially advantageous, or we may not be able to protect our proprietary rights at all. Despite our efforts to protect our proprietary rights, unauthorized parties may be able to obtain and use information that we regard as proprietary. In addition, the issuance of a patent does not ensure that it is valid or enforceable, so even if we obtain patents, they may not be valid or enforceable against third parties. Our patent applications may not result in issued patents and our patents may not be sufficiently broad to protect our technology. Furthermore, the issuance of a patent does not give us the right to practice the patented invention. Third parties may have blocking patents that could prevent us from marketing our own products and practicing our own technology. Alternatively, third parties may seek approval to market their own products similar to or otherwise competitive with our products. In these circumstances, we may need to defend and/or assert our patents, including by filing lawsuits alleging patent infringement. In any of these types of proceedings, a court or agency with jurisdiction may find our patents invalid or unenforceable; competitors may then be able to market products and use manufacturing and analytical processes that are substantially similar to ours. Even if we have valid and enforceable patents, these patents still may not provide protection against competing products or processes sufficient to achieve our business objectives.

If we are unable to protect the confidentiality of our trade secrets and other proprietary information, our business and competitive position may be harmed.

We rely heavily on trade secrets as well as invention assignment and confidentiality provisions that we have in contracts with our employees, consultants, collaborators and others to protect our algorithms and other aspects of our ZIO Service. We may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by consultants, vendors or former or current employees, despite the existence generally of these confidentiality agreements and other contractual restrictions. These agreements may not provide meaningful protection for our trade secrets, know-how, or other proprietary information in the event of any unauthorized use, misappropriation, or disclosure of such trade secrets, know-how, or other proprietary information. There can be no assurance that employees, consultants, vendors and clients have executed such agreements or have not breached or will not breach their agreements with us, that we will have adequate remedies for any breach, or that our trade secrets will not otherwise become known or independently developed by competitors. Despite the protections we do place on our intellectual property, monitoring unauthorized use and disclosure of our intellectual property is difficult, and we do not know whether the steps we have taken to protect our intellectual property will be adequate. In addition, the laws of many foreign countries will not protect our intellectual property rights to the same extent as the laws of the United States. Consequently, we may be unable to prevent our proprietary technology from being exploited abroad, which could affect our ability to expand to international markets or require costly efforts to protect our technology.

We may also employ individuals who were previously or are concurrently employed at research institutions or other medical device companies, including our competitors or potential competitors. We may be subject to claims that these employees, or we, have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former or concurrent employers, or that patents and applications we have filed to protect inventions of these employees, even those related to one or more of our products, are rightfully owned by their former or concurrent employer. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.

To the extent our intellectual property protection is incomplete, we are exposed to a greater risk of direct competition. A third party could, without authorization, copy or otherwise obtain and use our products or technology, or develop similar technology. Our competitors could purchase our products and attempt to replicate some or all of the competitive advantages we derive from our development efforts or design around our protected technology. Our failure to secure, protect and enforce our intellectual property rights could substantially harm the value of our ZIO Service, brand and business. The theft or unauthorized use or publication of our trade secrets and other confidential business information could reduce the differentiation of our products and harm our business, the value of our investment in development or business acquisitions could be reduced and third parties might make claims against us related to losses of their confidential or proprietary information. Any of the foregoing could materially and adversely affect our business.

Further, it is possible that others will independently develop the same or similar technology or otherwise obtain access to our unpatented technology, and in such cases we could not assert any trade secret rights against such parties. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our trade secret rights and related confidentiality and nondisclosure provisions. If we fail to obtain or maintain trade secret protection, or if our competitors obtain our trade secrets or independently develop technology similar to ours or competing technologies, our competitive market position could be materially and adversely affected. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets and agreement terms that address non-competition are difficult to enforce in many jurisdictions and might not be enforceable in certain cases.

If our trademarks and tradenames are not adequately protected, then we may not be able to build name recognition in our markets and our business may be adversely affected.

We rely on trademarks, service marks, tradenames and brand names, such as our registered trademark “ZIO,” to distinguish our products from the products of our competitors, and have registered or applied to register these trademarks. We cannot assure you that our trademark applications will be approved. During trademark registration proceedings, we may receive rejections. Although we are given an opportunity to respond to those rejections, we may be unable to overcome such rejections. In addition, in proceedings before the USPTO and in proceedings before comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, and our trademarks may not survive such proceedings. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition and could require us to devote resources towards advertising and marketing new brands. Further, we cannot assure you that competitors will not infringe our trademarks or that we will have adequate resources to enforce our trademarks. Additionally, we do not own any registered trademarks for the mark “IRHYTHM” and we are aware of at least one third party that has registered the “IRHYTHM” mark in the United States, the European Union and Taiwan in connection with computer software for controlling and managing patient medical information, heart rate monitors, and heart rate monitors to be worn during moderate exercise, among other uses. We and the third party are involved in adversary proceedings before the Trademark Offices in the United States and the European Union, and those proceedings could impact our ability to register the “IRHYTHM” mark in those jurisdictions. It is possible that the third party could bring suit against us claiming infringement of the “IRHYTHM” mark, and if it did so and if there were a court determination against us, we might then be obligated to pay monetary damages, enter into a license agreement, or cease use of the “IRHYTHM” name and mark, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Changes in patent law could diminish the value of patents in general, thereby impairing our ability to protect our existing and future products.

Recent patent reform legislation could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. In 2011, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, was signed into law. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted and also may affect patent litigation. These also include provisions that switched the United States from a “first-to-invent” system to a “first-to-file” system, allow third party submission of prior art to the USPTO during patent prosecution and set forth additional procedures to attack the validity of a patent by the USPTO administered post grant proceedings. Under a first-to-file system, assuming the other requirements for patentability are met, the first inventor to file a patent application generally will be entitled to the patent on an invention regardless of whether another inventor had made the invention earlier. The USPTO recently developed new regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, and in particular, the first to file provisions, only became effective in 2013. Accordingly, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of our business. The Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, patent reform legislation may pass in the future that could lead to additional uncertainties and increased costs surrounding the prosecution, enforcement and defense of our patents and applications. Furthermore, the U.S. Supreme Court and the U.S. Court of Appeals for the Federal Circuit have made, and will likely continue to make, changes in how the patent laws of the United States are interpreted. Similarly, foreign courts have made, and will likely continue to make, changes in how the patent laws in their respective jurisdictions are interpreted. We cannot predict future changes in the interpretation of patent laws or changes to patent laws that might be enacted into law by U.S. and foreign legislative bodies. Those changes may materially affect our patents or patent applications and our ability to obtain additional patent protection in the future.

Risks Related to Government Regulation

Changes in the regulatory environment may constrain or require us to restructure our operations, which may harm our revenue and operating results.

Healthcare laws and regulations change frequently and may change significantly in the future. We may not be able to adapt our operations to address every new regulation, and new regulations may adversely affect our business. We cannot assure you that a review of our business by courts or regulatory authorities would not result in a determination that adversely affects our revenue and operating results, or that the healthcare regulatory environment will not change in a way that restricts our operations. In addition, there is risk that the U.S. Congress may implement changes in laws and regulations governing healthcare service providers, including measures to control costs, or reductions in reimbursement levels, which may adversely affect our business and results of operations.

Government payors, such as CMS, as well as insurers, have increased their efforts to control the cost, utilization and delivery of healthcare services. From time to time, the U.S. Congress has considered and implemented changes in the CMS fee schedules in conjunction with budgetary legislation. Further reductions of reimbursement by CMS for services or changes in policy regarding coverage of tests or other requirements for payment, such as prior authorization or a physician or qualified practitioner’s signature on test requisitions, may be implemented from time to time. Reductions in the reimbursement rates and changes in payment policies of other third party payors may occur as well. Similar changes in the past have resulted in reduced payments as well as added costs and have added more complex regulatory and administrative requirements. Further changes in federal, state, local and third party payor regulations or policies may have a material adverse impact on our business. Actions by agencies regulating insurance or changes in other laws, regulations, or policies may also have a material adverse effect on our business.

If we fail to comply with healthcare and other governmental regulations, we could face substantial penalties and our business, results of operations and financial condition could be adversely affected.

The products and services we offer are highly regulated, and there can be no assurance that the regulatory environment in which we operate will not change significantly and adversely in the future. Our arrangements with physicians, hospitals and clinics may expose us to broadly applicable fraud and abuse and other laws and regulations that may restrict the financial arrangements and relationships through which we market, sell and distribute our products and services. Our employees, consultants, and commercial partners may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements. Federal and state healthcare laws and regulations that may affect our ability to conduct business, include, without limitation:

•	federal and state laws and regulations regarding billing and claims payment applicable to our ZIO Service and regulatory agencies enforcing those laws and regulations

•	the federal Anti-Kickback Statute, which prohibits, among other things, any person from knowingly and willfully offering, soliciting, receiving or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual for, or the purchase, order or recommendation of, any good or service for which payment may be made under federal healthcare programs, such as the CMS programs

•	the federal False Claims Act, which prohibits, among other things, individuals or entities from knowingly presenting, or causing to be presented, false claims, or knowingly using false statements, to obtain payment from the federal government

•	federal criminal laws that prohibit executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters

•	the FCPA, the U.K. Bribery Act of 2010, and other local anti-corruption laws that apply to our international activities

•	the federal Physician Payment Sunshine Act, or Open Payments, created under the Affordable Care Act (as defined below), and its implementing regulations, which requires manufacturers of drugs, medical devices, biologicals and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program to report annually to the U.S. Department of Health and Human Services, or HHS, information related to payments or other transfers of value made to licensed physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members

•	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, and its implementing regulations, which impose certain requirements relating to the privacy, security and transmission of individually identifiable health information; HIPAA also created criminal liability for knowingly and willfully falsifying or concealing a material fact or making a materially false statement in connection with the delivery of or payment for healthcare benefits, items or services

•	the federal physician self-referral prohibition, commonly known as the Stark Law

•	state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third party payor, including commercial insurers, and state and foreign laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts

The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, or Affordable Care Act, was enacted in 2010. The Affordable Care Act, among other things, amends the intent requirement of the federal Anti-Kickback Statute and criminal healthcare fraud statutes. A person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it. In addition, the Affordable Care Act provides that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act.

Because of the breadth of these laws and the narrowness of available statutory and regulatory exemptions, it is possible that some of our activities could be subject to challenge under one or more of such laws. Any action brought against us for violations of these laws or regulations, even successfully defended, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. We may be subject to private “qui tam” actions brought by individual whistleblowers on behalf of the federal or state governments, with potential liability under the federal False Claims Act including mandatory treble damages and significant per-claim penalties, currently set at $5,500 to $11,000 per false claim.

Although we have adopted policies and procedures designed to comply with these laws and regulations and conduct internal reviews of our compliance with these laws, our compliance is also subject to governmental review. The growth of our business and sales organization and our expansion outside of the United States may increase the potential of violating these laws or our internal policies and procedures. The risk of our being found in violation of these or other laws and regulations is further increased by the fact that many have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. Any action brought against us for violation of these or other laws or regulations, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. If our operations are found to be in violation of any of the federal, state and foreign laws described above or any other current or future fraud and abuse or other healthcare laws and regulations that apply to us, we may be subject to penalties, including significant criminal, civil, and administrative penalties, damages, fines, imprisonment, for individuals, exclusion from participation in government programs, such as Medicare and Medicaid, and we could be required to curtail or cease our operations. Any of the foregoing consequences could seriously harm our business and our financial results.

If we fail to obtain and maintain necessary regulatory clearances or approvals for the ZIO Patch and ZIO Service, or if clearances or approvals for future products and indications are delayed or not issued, our commercial operations would be harmed.

The ZIO Patch and ZIO Service are subject to extensive regulation by the FDA in the United States and by regulatory agencies in other countries where we do business. Government regulations specific to medical devices are wide ranging and govern, among other things:

•	product design, development and manufacture

•	laboratory, preclinical and clinical testing, labeling, packaging, storage and distribution

•	premarketing clearance or approval

•	record keeping

•	product marketing, promotion and advertising, sales and distribution

•	post-marketing surveillance, including reporting of deaths or serious injuries and recalls and correction and removals

Before a new medical device or service, or a new intended use for an existing product or service, can be marketed in the United States, a company must first submit and receive either 510(k) clearance or premarketing approval from the FDA, unless an exemption applies. Either process can be expensive, lengthy and unpredictable. We may not be able to obtain the necessary clearances or approvals or may be unduly delayed in doing so, which could harm our business. Furthermore, even if we are granted regulatory clearances or approvals, they may include significant limitations on the indicated uses for the product, which may limit the market for the product. Although we have obtained 510(k) clearance to market the ZIO Patch and ZIO Service, our clearance can be revoked if safety or efficacy problems develop.

In addition, we are required to file various reports with the FDA, including reports required by the medical device reporting regulations, or MDRs, that require that we report to the regulatory authorities if our ZIO Service may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction were to recur. If these reports are not filed in a timely manner, regulators may impose sanctions and we may be subject to product liability or regulatory enforcement actions, all of which could harm our business.

If we initiate a correction or removal for our ZIO Service to reduce a risk to health posed by the ZIO Service, we would be required to submit a publicly available Correction and Removal report to the FDA and, in many cases, similar reports to other regulatory agencies. This report could be classified by the FDA as a device recall which could lead to increased scrutiny by the FDA, other international regulatory agencies and our customers regarding the quality and safety of our ZIO Service. Furthermore, the submission of these reports could be used by competitors against us and cause physicians to delay or cancel prescriptions, which could harm our reputation.

The FDA and the Federal Trade Commission, or FTC, also regulate the advertising and promotion of our products and services to ensure that the claims we make are consistent with our regulatory clearances, that there is adequate and reasonable data to substantiate the claims and that our promotional labeling and advertising is neither false nor misleading. If the FDA or FTC determines that any of our advertising or promotional claims are misleading, not substantiated or not permissible, we may be subject to enforcement actions, including warning letters, and we may be required to revise our promotional claims and make other corrections or restitutions.

The FDA and state authorities have broad enforcement powers. Our failure to comply with applicable regulatory requirements could result in enforcement action by the FDA or state agencies, which may include any of the following sanctions:

•	adverse publicity, warning letters, fines, injunctions, consent decrees and civil penalties

•	repair, replacement, refunds, recall or seizure of our products

•	operating restrictions, partial suspension or total shutdown of production

•	denial of our requests for 510(k) clearance or premarket approval of new products or services, new intended uses or modifications to existing products or services

•	withdrawal of 510(k) clearance or premarket approvals that have already been granted

•	criminal prosecution

If any of these events were to occur, our business and financial condition could be harmed.

Material modifications to the ZIO Patch or ZIO Service may require new 510(k) clearances, CE Marks or other premarket approvals or may require us to recall or cease marketing our products and services until clearances are obtained.

Material modifications to the intended use or technological characteristics of the ZIO Patch or ZIO Service will require new 510(k) clearances, premarket approvals or CE Mark grants, or require us to recall or cease marketing the modified devices until these clearances or approvals are obtained. Based on FDA published guidelines, the FDA requires device manufacturers to initially make and document a determination of whether or not a modification requires a new approval, supplement or clearance; however, the FDA can review a manufacturer’s decision. Any modification to an FDA cleared device or service that would significantly affect its safety or efficacy or that would constitute a major change in its intended use would require a new 510(k) clearance or possibly a premarket approval. We may not be able to obtain additional 510(k) clearances or premarket approvals for new products or for modifications to, or additional indications for, the ZIO Patch or ZIO Service in a timely fashion, or at all. Delays in obtaining required future clearances would harm our ability to introduce new or enhanced products in a timely manner, which in turn would harm our future growth. We have made modifications to the ZIO Patch and ZIO Service in the past that we believe do not require additional clearances or approvals, and we may make additional modifications in the future. If the FDA or an EU Notified Body disagrees and requires new clearances or approvals for any of these modifications, we may be required to recall and to stop selling or marketing the ZIO Patch and ZIO Service as modified, which could harm our operating results and require us to redesign our products or services. In these circumstances, we may be subject to significant enforcement actions.

If we or our suppliers fail to comply with the FDA’s QSR or the European Union’s Medical Device Directive, our manufacturing or distribution operations could be delayed or shut down and our revenue could suffer.

Our manufacturing and design processes and those of our third party suppliers are required to comply with the FDA’s Quality System Regulation, or QSR and the EU’s Medical Device Directive, or MDD, both of which cover procedures and documentation of the design, testing, production, control, quality assurance, labeling, packaging, storage and shipping of ZIO Patches. We are also subject to similar state requirements and licenses, and to ongoing ISO 13485 compliance in all operations, including design, manufacturing, and service, to maintain our CE Mark. In addition, we must engage in extensive recordkeeping and reporting and must make available our facilities and records for periodic unannounced inspections by governmental agencies, including the FDA, state authorities, EU Notified Bodies and comparable agencies in other countries. If we fail a regulatory inspection, our operations could be disrupted and our manufacturing interrupted. Failure to take adequate corrective action in response to an adverse regulatory inspection could result in, among other things, a shutdown of our manufacturing or product distribution operations, significant fines, suspension of marketing clearances and approvals, seizures or recalls of our device, operating restrictions and criminal prosecutions, any of which would cause our business to suffer. Furthermore, our key component suppliers may not currently be or may not continue to be in compliance with applicable regulatory requirements, which may result in manufacturing delays for our product and cause our revenue to decline.

We are registered with the FDA as a medical device specifications developer and manufacturer. The FDA has broad post-market and regulatory enforcement powers. We are subject to unannounced inspections by the FDA and the Food and Drug Branch of the California Department of Public Health, or CDPH, to determine our compliance with the QSR and other regulations at both our design and manufacturing facilities, and these inspections may include the manufacturing facilities of our suppliers. For our design facilities in San Francisco, California, the CDPH completed a routine audit in December 2008, while the FDA completed routine audits in December 2010, February 2013 and June 2016, and no formal observations resulted from these audits. The CDPH also completed a routine audit of our previous manufacturing facility in Huntington Beach, California in June 2010 with no observations noted, while the FDA audited the same facility in May 2013, and issued one Form 483 observation requiring a change to documentation procedures. Remedial action was completed within the 45-day timeline that was agreed to at the close of the audit. No additional follow up with the FDA was required and we believe that we are in substantial compliance with the QSR.

We are also registered with the EU as a medical device developer, manufacturer and service operator through the National Standard Authority of Ireland, or NSAI, our European Notified Body. The NSAI first inspected our facilities for ISO 13485 compliance in May and June of 2014 and found two non-conformities of Minor (Category 2) characterization, one in each of our manufacturing and service operation centers. The NSAI conducted a six-month follow-up of the same facilities in January 2015, and no nonconformities were found. Immediately following the move of our manufacturing facility to Cypress, California, in August 2015, the NSAI conducted a site audit of the new facility and no nonconformities were found. Most recently, the NSAI conducted a routine ISO 13485 surveillance audit of our design, manufacturing and service operations in February and March of 2016 and continued certification was achieved. The audit noted eight non-conformities of Minor (Category 2) characterization, primarily related to documentation processes, the integration of MDD technology and workflow standards within our standard operating procedures, and climate control improvements. Effective implementation of corrective actions for each nonconformance will be evaluated at the next ISO compliance audit in 2017.

We can provide no assurance that we will continue to remain in compliance with the QSR or MDD. If the FDA, CDPH or NSAI inspect any of our facilities and discover compliance problems, we may have to cease manufacturing and product distribution until we can take the appropriate remedial steps to correct the audit findings. Taking corrective action may be expensive, time consuming and a distraction for management and if we experience a delay at our manufacturing facility we may be unable to produce ZIO Patches, which would harm our business.

ZIO Patches may in the future be subject to product recalls that could harm our reputation.

The FDA and similar governmental authorities in other countries have the authority to require the recall of commercialized products in the event of material regulatory deficiencies or defects in design or manufacture. A government mandated or voluntary recall by us could occur as a result of component failures, manufacturing errors or design or labeling defects. Recalls of ZIO Patches would divert managerial attention, be expensive, harm our reputation with customers and harm our financial condition and results of operations. A recall announcement would also negatively affect our stock price.

Healthcare reform measures could hinder or prevent the ZIO Service’s commercial success.

In the United States, there have been, and we expect there will continue to be, a number of legislative and regulatory changes to the healthcare system that could harm our future revenue and profitability. Federal and state lawmakers regularly propose and, at times, enact legislation that would result in significant changes to the healthcare system, some of which are intended to contain or reduce the costs of medical products and services. For example, the Affordable Care Act contains a number of provisions, including those governing enrollment in federal healthcare programs, reimbursement changes and fraud and abuse measures, all of which will impact existing government healthcare programs and will result in the development of new programs. The Affordable Care Act, among other things, imposes an excise tax of 2.3% on the sale of most medical devices, including ours. Although this excise tax has temporarily been suspended for two years beginning on January 1, 2016, any failure to pay this amount if it becomes due in the future could result in an injunction on the sale of our products, fines and penalties.

We cannot assure you that the Affordable Care Act, as currently enacted or as amended in the future, will not harm our business and financial results and we cannot predict how future federal or state legislative or administrative changes relating to healthcare reform will affect our business. There likely will continue to be legislative and regulatory proposals at the federal and state levels directed at containing or lowering the cost of healthcare. We cannot predict the initiatives that may be adopted in the future or their full impact. The continuing efforts of the government, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare may harm:

•	our ability to set a price that we believe is fair for our ZIO Service

•	our ability to generate revenue and achieve or maintain profitability

•	the availability of capital

Compliance with environmental laws and regulations could be expensive, and failure to comply with these laws and regulations could subject us to significant liability.

Our research and development and manufacturing operations involve the use of hazardous substances and are subject to a variety of federal, state, local and foreign environmental laws and regulations relating to the storage, use, discharge, disposal, remediation of, and human exposure to, hazardous substances and the sale, labeling, collection, recycling, treatment and disposal of products containing hazardous substances. Liability under environmental laws and regulations can be joint and several and without regard to fault or negligence. Compliance with environmental laws and regulations may be expensive and noncompliance could result in substantial liabilities, fines and penalties, personal injury and third party property damage claims and substantial investigation and remediation costs. Environmental laws and regulations could become more stringent over time, imposing greater compliance costs and increasing risks and penalties associated with violations. We cannot assure you that violations of these laws and regulations will not occur in the future or have not occurred in the past as a result of human error, accidents, equipment failure or other causes. The expense associated with environmental regulation and remediation could harm our financial condition and operating results.

Risks Related to This Offering

Our common stock has never been publicly traded, and we expect that the price of our common stock will fluctuate substantially.

Before this initial public offering, there has been no public market for our common stock. The initial public offering price for our common stock was determined through negotiations between the underwriters and us and may vary substantially from the market price of our common stock following this offering. An active public trading market may not develop after completion of this offering or, if developed, may not be sustained. The public trading price for our common stock after this offering will be affected by a number of factors, including:

•	changes in analysts’ estimates, investors’ perceptions, recommendations by securities analysts or our failure to achieve analysts’ estimates

•	quarterly variations in our or our competitors’ results of operations

•	periodic fluctuations in our revenue, due in part to the way in which we recognize revenue

•	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections

•	general market conditions and other factors unrelated to our operating performance or the operating performance of our competitors

•	changes in reimbursement by current or potential payors

•	changes in operating performance and stock market valuations of other technology companies generally, or those in the medical device industry in particular

•	actual or anticipated changes in regulatory oversight of our products

•	the results of our clinical trials

•	the loss of key personnel, including changes in our board of directors and management

•	legislation or regulation of our market

•	lawsuits threatened or filed against us

•	the announcement of new products or product enhancements by us or our competitors

•	announced or completed acquisitions of businesses or technologies by us or our competitors

•	announcements related to patents issued to us or our competitors and related litigation

•	developments in our industry

In addition, the stock prices of many companies in the medical device industry have experienced wide fluctuations that have often been unrelated to the operating performance of those companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business and harm our business, results of operations, financial condition, reputation and cash flows. These factors may materially and adversely affect the market price of our common stock.

If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, our share price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business, our market and our competitors. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our shares or change their opinion of our business, our share price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

A sale of a substantial number of shares of our common stock may cause the price of our common stock to decline.

If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the lapse of lock-up and other legal restrictions on resale discussed in this prospectus, the trading price of our common stock could decline. Based on shares outstanding as of June 30, 2016, upon completion of this offering, we will have outstanding a total of 21,123,112 shares of common stock. Of these shares, all of the shares of common stock sold in this offering will be freely tradable, without restriction, in the public market immediately after the offering, other than the shares purchased by certain of our existing investors, which will be subject to lock-up agreements, as described below. Each of our directors and officers and substantially all of our other stockholders and certain of our option holders have entered into a lock-up agreement with the underwriters that restricts their ability to sell or transfer their shares. The lock-up agreements pertaining to this offering will expire 180 days from the date of this prospectus. The underwriters, however, may, in their sole discretion, waive the contractual lock-up prior to the expiration of the lock-up agreements. After the lock-up agreements expire, based on shares outstanding as of June 30, 2016, 14,725,063 shares of common stock, plus 150,000 shares purchased in this offering by our existing investors, will be eligible for sale in the public market, of which 6,831,369 shares, plus 150,000 shares purchased in this offering by certain of our existing investors, will be held by directors, executive officers and other affiliates and will be subject to volume limitations under Rule 144 under the Securities Act, and various vesting agreements. After this offering, the holders of an aggregate of 13,343,981 shares of our outstanding common stock as of June 30, 2016, will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or our stockholders. In addition, 2,722,648 shares of common stock that are subject to outstanding options as of June 30, 2016, will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, the lock-up agreements and Rules 144 and 701 under the Securities Act. We intend to file a registration statement on Form S-8 under the Securities Act covering all of the shares of common stock subject to options outstanding and reserved for issuance under our stock plans. This registration statement will become effective immediately upon filing, and shares covered by this registration statement will be eligible for sale in the public markets, subject to Rule 144 limitations applicable to affiliates and any lock-up agreements described above. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.

Our directors, officers and principal stockholders have significant voting power and may take actions that may not be in the best interests of our other stockholders.

As of September 30, 2016, our directors, officers and each stockholder holding 5% or more of our outstanding common stock and their affiliates beneficially owned approximately 90.4% of our outstanding common stock in the aggregate, assuming the exercise of all options and warrants held by such persons and without giving effect to the purchase of shares by any such persons in this offering. Certain of our existing investors affiliated with certain of our directors have agreed to purchase an aggregate of 150,000 shares of our common stock in this offering at the initial public offering price. Such purchases will be made on the same terms as the shares that are sold to the public generally and not pursuant to any pre-existing contractual rights or obligations. Giving effect to such purchases, upon completion of this offering, our directors, officers and each stockholder holding 5% or more of our outstanding common stock and their respective affiliates will beneficially own approximately 65.7% of our outstanding common stock. As a result, these stockholders, if they act together, will be able to exert significant influence over the management and affairs of our company and most matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control, might adversely affect the market price of our common stock and may not be in the best interests of our other stockholders.

We will have broad discretion in the use of net proceeds from this offering.

We intend to use the net proceeds from this offering to expand our salesforce and operations, increase our research and development activities, conduct or sponsor clinical studies and trials, promote international expansion, and provide for working capital and other general corporate purposes, including the potential repayment of indebtedness. Within those categories, our management will have broad discretion over the use and investment of the net proceeds of this offering, and accordingly, investors in this offering will need to rely upon the judgment of our management with respect to the use of proceeds with only limited information concerning management’s specific intentions.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain executive management and qualified board members.

As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd Frank Act, the listing requirements of The NASDAQ Stock Market and other applicable securities laws, rules and regulations. Compliance with these laws, rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time consuming or costly and increase demand on our systems and resources, particularly after we no longer qualify as an “emerging growth company,” under the JOBS Act. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns and our costs and expenses will increase, which could harm our business and operating results. We will likely need to hire more employees in the future or engage outside consultants to comply with these requirements, which will increase our costs and expenses.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

We will incur additional compensation costs in the event that we decide to pay our executive officers cash compensation closer to that of executive officers of other public medical device companies, which would increase our general and administrative expense and could harm our profitability. Any future equity awards will also increase our compensation expense. We also expect that being a public company and compliance with applicable rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified executive officers and members of our board of directors, particularly to serve on our audit committee and compensation committee.

As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which could be advantageous to our competitors and other third parties and could result in threatened or actual litigation. If such claims are successful, our business and operating results could be harmed, and even if the claims are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and harm our business and operating results.

We are an emerging growth company and a smaller reporting company and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies and smaller reporting companies will make our common stock less attractive to investors.

We currently qualify as an “emerging growth company” under the JOBS Act and as a “smaller reporting company” under the Exchange Act. For as long as we continue to be an emerging growth company, we may take advantage of certain exemptions from reporting requirements that are applicable to other public companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. After we are no longer an emerging growth company and for as long as we remain a smaller reporting company, we will remain eligible for certain exemptions, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation, but we will be required to hold a nonbinding advisory vote on executive compensation and obtain stockholder approval of golden parachute payments. We cannot predict if investors will find our common stock less attractive to the extent we rely on available exemptions. If some investors do find our common stock less attractive, there may be a less active trading market for our common stock and our stock price may be more volatile or may decline.

We will remain an emerging growth company until the earliest of (i) the end of the fiscal year in which the market value of our common stock that is held by non-affiliates is at least $700 million as of the last business day of our most recently completed second fiscal quarter, (ii) the end of the fiscal year in which we have total annual gross revenue of $1 billion or more during such fiscal year, (iii) the date on which we issue more than $1 billion in non-convertible debt in a three year period or (iv) the end of the fiscal year in which the fifth anniversary of the date of this prospectus occurs. We will remain a smaller reporting company until we have a public float, or value attributable to stock held by non-affiliates, of at least $75 million, as measured on the prior June 30th.

Anti-takeover provisions in our amended and restated certificate of incorporation and bylaws, and Delaware law, could discourage a change in control of our company or a change in our management.

Our amended and restated certificate of incorporation and bylaws, as amended and restated in connection with this offering, will contain provisions that might enable our management to resist a takeover. These provisions include:

•	a classified board of directors

•	advance notice requirements applicable to stockholders for matters to be brought before a meeting of stockholders and requirements as to the form and content of a stockholders’ notice

•	a supermajority stockholder vote requirement for amending certain provisions of our amended and restated certificate of incorporation and bylaws

•	the right to issue preferred stock without stockholder approval, which could be used to dilute the stock ownership of a potential hostile acquirer

•	allowing stockholders to remove directors only for cause

•	a requirement that the authorized number of directors may be changed only by resolution of the board of directors

•	allowing all vacancies, including newly created directorships, to be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum, except as otherwise required by law

•	a requirement that our stockholders may only take action at annual or special meetings of our stockholders and not by written consent

•	limiting the forum to Delaware for certain litigation against us

•	limiting the persons that can call special meetings of our stockholders to our board of directors, the chairperson of our board of directors, the chief executive officer or the president (in the absence of a chief executive officer)

These provisions might discourage, delay or prevent a change in control of our company or a change in our management. The existence of these provisions could adversely affect the voting power of holders of common stock and limit the price that investors might be willing to pay in the future for shares of our common stock. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any “interested” stockholder for a period of three years following the date on which the stockholder became an “interested” stockholder. See “Description of Capital Stock.”

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ abilities to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation, which will become effective prior to the completion of this offering, provides that, unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers or other employees to us or to our stockholders, (iii) any action asserting a claim arising pursuant to the Delaware General Corporation Law or our amended and restated certificate of incorporation or bylaws, (iv) any action to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or bylaws or (v) any action asserting a claim governed by the internal affairs doctrine. The choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, financial condition and operating results.

We have not paid dividends in the past and do not expect to pay dividends in the future, and, as a result, any return on investment may be limited to the value of our stock.

We have never paid cash dividends and do not anticipate paying cash dividends in the foreseeable future. The payment of dividends will depend on our earnings, capital requirements, financial condition, prospects and other factors our board of directors may deem relevant. In addition, our loan agreements limit our ability to, among other things, pay dividends or make other distributions or payments on account of our common stock, in each case subject to certain exceptions. If we do not pay dividends, our stock may be less valuable because a return on your investment will only occur if you sell our common stock after our stock price appreciates.

If we are unable to implement and maintain effective internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our reported financial information and the market price of our common stock may be negatively affected.

As a public company, we will be required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. Section 404 of the Sarbanes-Oxley Act requires that we evaluate and determine the effectiveness of our internal control over financial reporting and, beginning with our second annual report after the completion of this offering, provide a management report on the internal control over financial reporting. If we have a material weakness in our internal control over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated. We are implementing the process and documentation necessary to perform the evaluation needed to comply with Section 404 of the Sarbanes-Oxley Act. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion.

During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, our management will be unable to conclude that our internal control over financial reporting is effective. Moreover, when we are no longer an emerging growth company, our independent registered public accounting firm will be required to issue an attestation report on the effectiveness of our internal control over financial reporting. Even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may conclude that there are material weaknesses with respect to our internal controls or the level at which our internal controls are documented, designed, implemented or reviewed.

If we are unable to conclude that our internal control over financial reporting is effective, or when we are no longer an emerging growth company, if our auditors were to express an adverse opinion on the effectiveness of our internal control over financial reporting because we had one or more material weaknesses, investors could lose confidence in the accuracy and completeness of our financial disclosures, which could cause the price of our common stock to decline. Internal control deficiencies could also result in a restatement of our financial results in the future.

New investors purchasing our common stock will experience immediate and substantial dilution.

Our initial public offering price is substantially higher than the book value per share of our common stock. If you purchase common stock in this offering, you will incur immediate dilution of $13.10 in net tangible book value per share of common stock, based on the initial public offering price of $17.00 per share. In addition, the number of shares available for issuance under our stock option and employee stock purchase plans will increase annually without further stockholder approval. Investors will incur additional dilution upon the exercise of stock options and warrants. See “Dilution.”

If an active, liquid trading market for our common stock does not develop, you may not be able to sell your shares quickly, or at or above the initial offering price.

There has not been a public market for our common stock prior to this initial public offering. An active and liquid trading market for our common stock may not develop or be sustained following this offering. You may not be able to sell your shares quickly, or at or above the initial offering price. The initial public offering price was determined by negotiations with the representatives of the underwriters. This price may not be indicative of the price at which our common stock will trade after this offering. Certain of our existing investors affiliated with certain of our directors have agreed to purchase an aggregate of 150,000 shares of our common stock in this offering and fewer shares may be actively traded in the public market because these stockholders will be restricted from selling the shares by restrictions under applicable securities laws and the lock-up agreements described in the “Shares Eligible for Future Sale” and “Underwriting” sections of this prospectus, which will reduce the liquidity of the market for our common stock. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. An inactive market may also impair our ability to raise capital by selling shares and may impair our ability to acquire other products, technologies or businesses using our shares as consideration.

CAUTIONARY NOTES REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements concerning our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business, operations and financial performance and condition. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “due,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “predict,” “potential,” “positioned,” “seek,” “should,” “target,” “will,” “would” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology. These forward-looking statements include, but are not limited to, statements about:

•	plans to conduct further clinical studies

•	our plans to modify our current products, or develop new products, to address additional indications

•	the expected growth of our business and our organization

•	our expected uses of the net proceeds from this offering

•	our expectations regarding government and third party payor coverage and reimbursement

•	our ability to retain and recruit key personnel, including the continued development of a sales and marketing infrastructure

•	our ability to obtain and maintain intellectual property protection for our products

•	our estimates of our expenses, ongoing losses, future revenue, capital requirements and our needs for, or ability to obtain, additional financing

•	our expectations regarding the time during which we will be an emerging growth company under the JOBS Act or a smaller reporting company under the Exchange Act

•	our ability to identify and develop new and planned products and acquire new products

•	our financial performance

•	developments and projections relating to our competitors or our industry

We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control and that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. These forward-looking statements are based on management’s current expectations, estimates, forecasts and projections about our business and the industry in which we operate and management’s beliefs and assumptions and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. As a result, any or all of our forward-looking statements in this prospectus may turn out to be inaccurate. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under “Risk Factors” and elsewhere in this prospectus. Potential investors are urged to consider these factors carefully in evaluating the forward-looking statements. These forward-looking statements speak only as of the date of this prospectus. We assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

MARKET, INDUSTRY AND OTHER DATA

This prospectus contains estimates and information concerning our industry, including market size and growth rates of the markets in which we participate, that are based on industry publications and reports. We relied on industry, market data, peer reviewed journals, formal presentations at medical society meetings and other sources. We also rely on our own research and estimates in this prospectus. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry publications and reports. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section entitled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these publications and reports.

Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. In some cases, we do not expressly refer to the sources from which this data is derived. In that regard, when we refer to one or more sources of this type of data in any paragraph, you should assume that other data of this type appearing in the same paragraph is derived from the same sources, unless otherwise expressly stated or the context otherwise requires.

DIVIDEND POLICY

We have never declared or paid, and do not anticipate declaring or paying, any cash dividends on any of our capital stock. We do not anticipate paying any dividends in the foreseeable future, and we currently intend to retain all available funds and any future earnings for use in the operation of our business and to finance the growth and development of our business. Future determinations as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then-existing conditions, including our operating results, financial condition, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant. Our loan agreements limit our ability to pay dividends or make other distributions or payments on account of our common stock, in each case subject to certain exceptions.

USE OF PROCEEDS

We estimate that the net proceeds from our sale of shares of common stock in this offering will be approximately $96.1 million, or approximately $111.0 million if the underwriters exercise their over-allotment option in full, based on the initial public offering price of $17.00 per share and after deducting the estimated underwriting discounts and commissions and offering expenses payable by us.

We intend to use the net proceeds from this offering to expand our salesforce and operations, increase our research and development activities, conduct or sponsor clinical studies and trials, promote international expansion, and provide for working capital and other general corporate purposes. As of the date of this prospectus, we cannot specify with certainty the specific allocations or all of the particular uses for the net proceeds to be received upon the completion of this offering. Accordingly, our management and board of directors will have broad discretion in the application and specific allocations of the net proceeds, and investors will be relying on the judgment of our management and board of directors regarding the application of the proceeds of this offering.

Additionally, such expected uses represent our current intentions based upon our present plans and market conditions. The amounts we actually expend in these areas, and the timing thereof, may vary significantly from our current intentions and will depend upon a number of factors, including future sales growth, success of research and product development efforts, cash generated from future operations and actual expenses to operate our business. We may use a portion of the net proceeds to acquire complementary products, technologies or businesses; however, we currently have no agreements or commitments to complete any such transactions and are not involved in negotiations to do so.

Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment grade, interest bearing instruments such as money market funds, certificates of deposit, commercial paper and U.S. government securities.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2016 on:

•	An actual basis

•	A pro forma basis, giving effect to (i) the conversion of the outstanding shares of our convertible preferred stock as of June 30, 2016 into 13,343,981 shares of our common stock, (ii) the conversion of warrants to purchase 283,582 shares of our convertible preferred stock into warrants to purchase 296,755 shares of common stock immediately prior to the completion of this offering, the exercise of warrants for the purchase of 31,359 shares of preferred stock and subsequent conversion of such shares to our common stock, and the related reclassification of our convertible preferred stock warrant liability to additional paid-in capital; and (iii) the effectiveness of our amended and restated certificate of incorporation, as if such conversions, reclassification and effectiveness had occurred on June 30, 2016

•	A pro forma as adjusted basis, giving effect to (i) the pro forma adjustments set forth above and (ii) the sale and issuance of 6,294,118 shares of our common stock by us in this offering, based upon the initial public offering price of $17.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us

You should read this table together with the section of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	As of June 30, 2016
	Actual	Pro Forma	Pro Forma as Adjusted
	(Unaudited)
	(In thousands, except share and per share data)
Cash and cash equivalents	$8,974	$9,180	$105,280

Debt	$31,375	$31,375	$31,375
Preferred stock warrant liabilities	3,346	—	—
Convertible preferred stock, par value $0.001—11,392,882 shares authorized; 11,046,146 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	97,096	—	—
Stockholders’ (deficit) equity:
Preferred stock, $0.001 par value—no shares authorized, issued and outstanding, actual; 5,000,000 shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—	—	—
Common stock, par value $0.001 – 18,528,913 shares authorized; 1,453,654 shares issued and outstanding, actual; 100,000,000 shares authorized, 14,828,994 shares issued and outstanding, pro forma; and 21,123,112 shares issued and outstanding, pro forma as adjusted	2	15	21
Additional paid-in capital	5,565	106,200	202,294
Accumulated deficit	(116,828)	(116,828)	(116,828)

Total stockholders’ (deficit) equity	(111,261)	(10,613)	85,487

Total capitalization	$20,556	$20,762	$116,862

The number of shares of our common stock to be outstanding after the completion of this offering excludes:

•	2,722,648 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock outstanding as of June 30, 2016, with a weighted-average exercise price of $5.03 per share

•	14,102 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock granted after June 30, 2016, with an exercise price of $10.71 per share

•	237,296 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock granted to certain of our executive officers and new employees pursuant to our 2016 Equity Incentive Plan, with a grant date of October 19, 2016 and with an exercise price equal to the initial public offering price

•	283,582 shares of convertible preferred stock issuable upon the exercise of warrants outstanding as of June 30, 2016, with a weighted-average exercise price of $2.25 per share, that will convert into warrants to purchase 296,755 shares of our common stock immediately prior to the completion of this offering

•	4,362,602 shares of common stock reserved for future grants under our stock-based compensation plans, consisting of:

•	251,867 shares of common stock reserved for future grants under our 2006 Stock Plan, which shares will be added to the shares to be reserved under our 2016 Equity Incentive Plan, which will become effective upon completion of this offering

•	3,627,704 shares of common stock reserved for future grants under our 2016 Equity Incentive Plan, which will become effective upon completion of this offering

•	483,031 shares of common stock reserved for future issuance under our 2016 Employee Stock Purchase Plan, which will become effective upon completion of this offering

DILUTION

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock in this offering and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

As of June 30, 2016, our historical net tangible book value (deficit) was approximately $(114.4) million, or $(78.70) per share of common stock. Historical net tangible book value (deficit) per share represents our total tangible assets less total liabilities, less convertible preferred stock, divided by the number of our outstanding shares of common stock.

As of June 30, 2016, our pro forma net tangible book value was approximately $(13.8) million, or $(0.93) per share of common stock. Our pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of our common stock outstanding as of June 30, 2016, assuming the conversion of all outstanding shares of our convertible preferred stock into 13,343,981 shares of our common stock, which conversion will occur immediately prior to the completion of the offering, the conversion of warrants to purchase 283,582 shares of our convertible preferred stock into warrants to purchase up to 296,755 shares of common stock immediately prior to the completion of this offering and the exercise of warrants for the purchase of 31,359 shares of preferred stock and the subsequent conversion of such shares to our common stock and the related reclassification of our convertible preferred stock warrant liability to additional paid-in capital.

After giving further effect to the sale of 6,294,118 shares of our common stock in this offering, at the initial public offering price of $17.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2016 would have been approximately $82.3 million, or $3.90 per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $4.83 per share to our existing stockholders and an immediate dilution of $13.10 per share to investors purchasing shares in this offering.

The following table illustrates this dilution:

Initial public offering price per share		$17.00
Historical net tangible book value per share as of June 30, 2016	$(78.70)
Pro forma increase in net tangible book value per share	77.77

Pro forma net tangible book value per share as of June 30, 2016	(0.93)
Increase in pro forma net tangible book value per share attributable to investors purchasing shares in this offering	4.83

Pro forma net tangible book value, as adjusted to give effect to this offering		3.90

Dilution in pro forma net tangible book value per share to investors purchasing shares in this offering		$13.10

If the underwriters exercise their option to purchase additional shares in full, the pro forma as adjusted net tangible book value per share of our common stock would be $4.41 per share, and the dilution in pro forma net tangible book value per share to investors purchasing shares in this offering would be $12.59 per share.

The following table summarizes, on a pro forma as adjusted basis as of June 30, 2016 after giving effect to (i) the automatic conversion of all of our convertible preferred stock into common stock, (ii) the effectiveness of our amended and restated certificate of incorporation, (iii) the conversion of warrants to purchase 283,582 shares of our convertible preferred stock into warrants to purchase up to 296,755 shares of common stock immediately prior to the completion of this offering, the exercise of warrants for the purchase of 31,359 shares of preferred stock and the subsequent conversion of such shares to our common stock, and (iv) the completion of this offering at an initial public offering price of $17.00 per share, the difference between existing stockholders and new investors with respect to the number of shares of common stock purchased from us, the total consideration paid to us, and the average price per share paid, before deducting estimated underwriting discounts and commissions and estimated offering expenses:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders(1)	14,828,994	70.2%	$97,549,000	47.7%	$6.58
Investors purchasing shares in this offering(1)	6,294,118	29.8	107,000,000	52.3	17.00

Total	21,123,112	100.0%	$204,549,000	100.0%

(1)	Certain of our existing investors affiliated with certain of our directors have agreed to purchase an aggregate of 150,000 shares of our common stock in this offering at the initial public offering price. The presentation in this table regarding ownership by existing stockholders does not give effect to any purchases in this offering by such investors. See the footnotes to the beneficial ownership table in “Principal Stockholders” for additional details.

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares. If the underwriters exercise their option to purchase additional shares in full, our existing stockholders would own 67.2% and our new investors would own 32.8% of the total number of shares of our common stock outstanding upon the completion of this offering.

The number of shares of our common stock to be outstanding after the completion of this offering excludes:

•	2,722,648 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock outstanding as of June 30, 2016, with a weighted-average exercise price of $5.03 per share

•	14,102 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock granted after June 30, 2016, with an exercise price of $10.71 per share

•	237,296 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock granted to certain of our executive officers and new employees pursuant to our 2016

Equity Incentive Plan, with a grant date of October 19, 2016 and with an exercise price equal to the initial public offering price

•	283,582 shares of convertible preferred stock issuable upon the exercise of warrants outstanding as of June 30, 2016 with a weighted-average exercise price of $2.25 per share, that will convert into warrants to purchase 296,755 shares of our common stock immediately prior to the completion of this offering

•	4,362,602 shares of common stock reserved for future grants under our stock-based compensation plans, consisting of:

•	251,867 shares of common stock reserved for future grants under our 2006 Stock Plan, which shares will be added to the shares to be reserved under our 2016 Equity Incentive Plan, which will become effective upon completion of this offering

•	3,627,704 shares of common stock reserved for future grants under our 2016 Equity Incentive Plan, which will become effective upon completion of this offering

•	483,031 shares of common stock reserved for future issuance under our 2016 Employee Stock Purchase Plan, which will become effective upon completion of this offering

To the extent that any outstanding options to purchase shares of our common stock or warrants to purchase shares of our common stock or convertible preferred stock are exercised or new awards are granted under our equity compensation plans, there will be further dilution to investors participating in this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

We derived the selected consolidated statements of operations data for the years ended December 31, 2014 and 2015, and the consolidated balance sheet data as of December 31, 2014 and 2015, from our audited consolidated financial statements appearing elsewhere in this prospectus. The selected consolidated statements of operations data for the six months ended June 30, 2015 and 2016, and the summary consolidated balance sheet data as of June 30, 2016, are derived from our unaudited interim consolidated financial statements and related notes included elsewhere in this prospectus. Our unaudited interim consolidated financial statements were prepared on the same basis as our audited consolidated financial statements and include, in our opinion, all adjustments, consisting of normal recurring adjustments that we consider necessary for a fair statement of the financial information set forth in those financial statements. You should read this data together with our financial statements and related notes appearing elsewhere in this prospectus and the information under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The selected consolidated financial data included in this section are not intended to replace the financial statements and related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of our future results, and our interim results for the six months ended June 30, 2016 are not necessarily indicative of results to be expected for the full year ending December 31, 2016, or any other period.

	Year Ended December 31,		Six Months Ended June 30,
	2014	2015	2015	2016
	(In thousands, except share and per share data)
Consolidated Statement of Operations Data:
Revenue	$21,749	$36,140	$15,942	$28,588
Cost of revenue	10,591	14,700	6,791	9,815

Gross profit	11,158	21,440	9,151	18,773
Operating expenses:
Research and development	5,698	6,349	2,898	3,212
Selling, general and administrative	20,225	36,722	15,490	24,129

Total operating expenses	25,923	43,071	18,388	27,341

Loss from operations	(14,765)	(21,631)	(9,237)	(8,568)
Interest expense	(774)	(1,059)	(225)	(1,581)
Other expense, net	(293)	(109)	141	(413)

Net loss	$(15,832)	$(22,799)	$(9,351)	$(10,562)

Net loss per share, basic and diluted(1)	$(12.05)	$(16.57)	$(6.97)	$(7.42)

Shares used in computing net loss per share, basic and diluted(1)	1,314,294	1,376,106	1,341,294	1,424,278

Pro forma net loss per share, basic and diluted (unaudited)(1)		$(1.57)		$(0.69)

Shares used in computing pro forma net loss per share, basic and diluted (unaudited)(1)		14,427,447		14,768,259

	As of December 31,		As of June 30, 2016
	2014	2015
	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$8,618	$25,208	$8,974
Working capital	10,672	24,054	12,543
Total assets	18,509	37,872	28,727
Debt	6,255	30,552	31,375
Preferred stock warrant liabilities	2,794	2,949	3,346
Convertible preferred stock	85,014	97,096	97,096
Accumulated deficit	(83,467)	(106,266)	(116,828)
Total stockholders’ deficit	(80,544)	(101,624)	(111,261)

(1)	See Notes 2, 14 and 15 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the calculations of our basic and diluted net loss per share, pro forma net loss per share and the weighted-average number of shares used in the computation of the per share amounts.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations together with the section entitled “Selected Consolidated Financial Data,” should be read in conjunction with our financial statements and related notes to those statements included elsewhere in this prospectus. In addition to historical financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed under “Risk Factors” and elsewhere in this prospectus.

Overview

We are a commercial-stage digital healthcare company redefining the way cardiac arrhythmias are clinically diagnosed by combining our wearable biosensing technology with cloud-based data analytics and machine-learning capabilities. Our goal is to be the leading provider of first-line ambulatory electrocardiogram, or ECG, monitoring for patients at risk for arrhythmias. We have created a unique platform, called the ZIO Service, which combines an easy-to-wear and unobtrusive biosensor that can be worn for up to 14 days, called the ZIO Patch, with powerful proprietary algorithms which distill data from millions of heartbeats into clinically actionable information. The ZIO Service consists of:

•	the wearable ZIO Patch biosensor, which continuously records and stores ECG data from every patient heartbeat for up to 14 days

•	a cloud-based analysis of the recorded cardiac rhythms using our proprietary machine-learned algorithms

•	a final quality assessment review of the data by our certified cardiac technicians

•	the easy-to-read ZIO Report, a curated summary of findings that includes high quality and clinically-actionable information, which is sent directly to a patient’s physician and can be integrated into a patient’s electronic health record

We receive revenue for the ZIO Service primarily from two sources: third party payors and institutions. Third party payors, which accounted for approximately 62% and 72% of our revenue for the year ended December 31, 2015 and the six months ended June 30, 2016, respectively, consist of commercial payors and government agencies, such as the Centers for Medicare & Medicaid Services, or CMS, and the Veterans Administration, or the VA. A significant portion of our revenue in the third party commercial payor category is contracted, which means we have entered into pricing contracts with these payors. Approximately 41% of our total revenue for each of the year ended December 31, 2015 and the six months ended June 30, 2016 is received from federal government agencies under established reimbursement codes. A small portion of this revenue is received from patients in accordance with their insurance co-payments and deductibles. Institutions, which are typically hospitals or clinics, or private physician practices accounted for approximately 38% and 28% of our revenue for the year ended December 31, 2015 and the six months ended June 30, 2016, respectively. We bill these organizations directly for our services and they are responsible for paying those invoices and seeking reimbursement from third party payors where applicable. In addition, a small percentage of patients whose physicians prescribe the ZIO Service pay us directly. Typically, we bill institutional customers and rely on a third party billing partner, named XIFIN, to submit patient claims and collect from commercial and certain government agencies.

Since our ZIO Service was cleared by the U.S. Food and Drug Administration, or FDA, in 2009, we have provided the ZIO Service to over 500,000 patients and have collected over 125 million hours of curated heartbeat data. We believe the ZIO Service is well-positioned to disrupt an already-established $1.4 billion U.S. ambulatory cardiac monitoring market by offering a user-friendly device to patients, actionable information to physicians and value to payors.

We market our ZIO Service in the United States to physicians, hospitals and clinics through a direct sales organization comprised of territory managers, strategic account managers, sales managers, field billing specialists, and sales support. Territory managers focus on initial introduction into new customers and penetration across a sales region, while strategic account managers focus on driving adoption within existing accounts, conveying our message of clinical and economic value to service line managers and hospital administrators and departments. We continue to increase the size of our U.S. sales organization to expand the current customer account base and increase utilization of our monitoring solution. Our sales personnel headcount increased from 38 as of December 31, 2014 to 83 as of December 31, 2015 and we expect to continue to add additional sales personnel. In addition, we will continue to explore new opportunities to expand our sales and marketing efforts in international geographies using both direct and distribution channels.

Our revenue increased from $21.7 million in 2014 to $36.1 million in 2015. We incurred a net loss of $15.8 million and $22.8 million for the years ended December 31, 2014 and 2015, respectively. For the six months ended June 30, 2016, our revenue was $28.6 million and we incurred a net loss of $10.6 million compared to revenue of $15.9 million and a net loss of $9.4 million for the six months ended June 30, 2015. We expect to continue to incur losses at least in the near term as we expand our organization to support planned sales growth, while also continuing to invest in product development and additional indications and clinical use cases. As of June 30, 2016, we had an accumulated deficit of $116.8 million. Our primary sources of capital to date have been from private placements of our convertible preferred securities, sales of our products and services and amounts borrowed under debt financing arrangements.

Components of Results of Operations

Revenue

Substantially all of our revenue is currently derived from sales of our ZIO Service in the United States. We earn revenue from the provision of our ZIO Service primarily from two sources, third party payors and institutions; however, a small percentage of our revenue is derived directly from patient payments. For the year ended December 31, 2015 and the six months ended June 30, 2016, we recognized approximately 90% and 85%, respectively, of our revenue on an accrual basis for instances where we have a predictable history of collections, which consists primarily of revenue from contracted payors and institutions. We recognize revenue based on the billing rate less contractual and other adjustments to arrive at the amount we expect to collect from third party payors with an established billing rate. We determine the amount we expect to collect based on a per-payor or agreement basis, after analyzing payment history. When we do not have a contract or agreement, or have an insufficient or unpredictable history of collections, we recognize revenue only upon the earlier of notification or when payment is received. We expect our revenue to increase as we increase the number of covered and contracted lives for our ZIO Service, expand our sales and marketing infrastructure, increase awareness of our product offerings, expand the range of indications for our ZIO Service and develop new products and services. We are subject to seasonality similar to other companies in our field, as vacations by physicians and patients tend to affect enrollment in the ZIO Service more during the summer months and during the end of year holidays compared to other times of the year. To date, the effect of these seasonal fluctuations on our quarterly results has been obscured by the growth of our business.

Cost of Revenue and Gross Margin

Cost of revenue is expensed as incurred and includes direct labor, material costs, equipment and infrastructure expenses, allocated overhead, and shipping and handling. Direct labor includes personnel involved in manufacturing and data analysis. Material costs include both the disposable materials costs of the ZIO Patch and amortization of the re-usable printed circuit board assemblies, or PCBAs. Each ZIO Patch includes a PCBA, the cost of which is amortized over the anticipated number of uses of the board. We expect cost of revenue to increase in absolute dollars to the extent our revenue grows.

We calculate gross margin as gross profit divided by revenue. Our gross margin has been and will continue to be affected by a variety of factors, including increased contracting with third party payors and institutional providers. Historically, we have increased our average selling price by entering into contracts with third party commercial payors at rates that were higher than amounts typically collected from payors without contracts or from institutional customers. We expect our gross margin to increase over time to the extent we are able to increase the percentage of our services which are billed directly to payors, as opposed to providers, establish contract pricing with more third party payors, and increase the average price of the ZIO Service as we achieve increased adoption and as new clinical evidence supports the benefits of the ZIO Service. We have in the past been able to increase our pricing as third party payors become more familiar with the benefits of the ZIO Service and move to contracted pricing arrangements. We believe we will be able to continue to achieve pricing increases as more payors contract with us due to the benefits the ZIO Service provides compared to other available products. We expect to continue to decrease the cost of service per device by obtaining volume purchase discounts for our material costs and implementing scan time algorithm improvements and software-driven workflow enhancements to reduce labor costs. We expect further decreases in the cost of service as we spread the fixed portion of our manufacturing overhead costs over a larger number of units produced, which will result in a decrease in our per unit manufacturing costs. However, our gross margin could vary depending upon the percentage of revenue derived from our direct-billed, non-contracted business from quarter to quarter because we do not defer costs on these services. In addition, the cost of new products and services could negatively impact our gross margin unless we are able to adequately realize manufacturing efficiencies and sufficiently increase sales volume.

Research and Development Expenses

We expense research and development costs as they are incurred. Research and development expenses include payroll and personnel-related costs including expenses related to stock-based compensation, consulting services, clinical studies, and laboratory supplies and an allocation of facility overhead costs. We expect our research and development costs to increase in absolute dollars as we hire additional personnel to develop new product and service offerings and product enhancements.

Selling, General and Administrative Expenses

Our sales and marketing expenses consist of payroll and personnel-related costs, including stock-based compensation, sales commissions, travel expenses, consulting, public relations costs, direct marketing, tradeshow and promotional expenses and allocated facility overhead costs. We expect our sales and marketing expenses to increase in absolute dollars as we hire additional sales personnel and increase our sales support infrastructure in order to further penetrate the U.S. market and expand into international markets.

Our general and administrative expenses consist primarily of compensation for executive, finance, legal and administrative personnel, including stock-based compensation. Other significant expenses include professional fees for legal and accounting services, consulting fees, recruiting fees, bad debt expense, third party patient claims processing fees and travel expenses.

We expect to incur additional general and administrative expenses as a result of operating as a public company, including expenses related to compliance with the rules and regulations of the Securities and Exchange Commission, or SEC, and those of any national securities exchange on which our securities are traded, additional insurance expenses, investor relations activities and other administrative and professional services.

Interest Expense

Interest expense consists of cash and non-cash components. The cash component of interest expense is attributable to borrowings under our loan agreements and amounts owed under the promissory note issued to California HealthCare Foundation. The non-cash component consists of interest expense recognized from the amortization of debt discounts derived from the issuance of warrants and debt issuance costs capitalized on our balance sheets, and the accrual of a portion of the final payment equal to a percentage of the total bank debt borrowings upon maturity.

Other Expense, Net

Other expense, net consists primarily of the change in fair value of our convertible preferred stock warrant liabilities. Our convertible preferred stock warrants are exercisable for shares that are contingently redeemable and as such, are classified as a liability on our balance sheets at their estimated fair value.

Results of Operations

Comparison of the Six Months Ended June 30, 2015 and 2016

	Six Months Ended June 30,		$ Change	% Change
	2015	2016
	(Dollars in thousands)
Revenue	$15,942	$28,588	$12,646	79%
Cost of revenue	6,791	9,815	3,024	45

Gross profit	9,151	18,773	9,622	105

Gross margin	57%	66%
Operating expenses:
Research and development	2,898	3,212	314	11
Selling, general and administrative	15,490	24,129	8,639	56

Total operating expenses	18,388	27,341	8,953	49

Loss from operations	(9,237)	(8,568)	669	7
Interest expense	(255)	(1,581)	(1,326)	520
Other expense, net	141	(413)	(554)	393

Net loss	$(9,351)	$(10,562)	$(1,211)	13%

Revenue

Revenue increased $12.6 million, or 79%, to $28.6 million during the six months ended June 30, 2016 from $15.9 million during the six months ended June 30, 2015. $10.2 million of the increase in revenue was primarily attributable to the increase in volume of the ZIO Service performed as a result of the expansion of coverage and the increase in the number of payors under contract, increasing physician acceptance and expansion of our sales force as we continued to gain market acceptance for our ZIO Service. Increases in contracted rates contributed $2.4 million to the revenue increases.

Cost of Revenue and Gross Margin

Cost of revenue increased $3.0 million, or 45%, to $9.8 million during the six months ended June 30, 2016 from $6.8 million during the six months ended June 30, 2015. The increase in cost of revenue was primarily due to increased ZIO Service volume in 2016. This increase was partially offset by the reduction in costs to provide the ZIO Service, which was achieved through manufacturing efficiencies in the production of our device and reductions in technician labor costs through algorithm improvements and software driven workflow enhancements.

Gross margin for the six months ended June 30, 2016 increased to 66%, compared to 57% for the six months ended June 30, 2015. The increase was driven primarily by the reduction in the cost of the ZIO Service due to our continued efforts to lower manufacturing costs, fixed costs absorption and reduced labor costs per device through our algorithm improvements and software-driven workflow enhancements. In addition, increases in commercial and government contracted rates with the launch of the direct billing to commercial third-party payors program also improved our gross margin during the six months ended June 30, 2016.

Research and Development Expenses

Research and development expenses increased $0.3 million, or 11%, to $3.2 million during the six months ended June 30, 2016 from $2.9 million during the six months ended June 30, 2015. The increase was primarily attributable to a $0.5 million increase in payroll and personnel-related expenses, offset in part by a $0.2 million decrease in other expenses, primarily professional services.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $8.6 million, or 56%, to $24.1 million during the six months ended June 30, 2016 from $15.5 million during the six months ended June 30, 2015. The increase was primarily attributable to a $4.4 million increase in payroll and personnel-related expenses as a result of increased headcount to support the growth in our operations, a $1.7 million increase in professional services expenses, primarily as a result of an increase in accounting, legal and recruiting services expenses, a $0.6 million increase in facility-related expenses, a $0.6 million increase in travel-related expenses due to increased headcount, a $0.5 million increase in bad-debt expense due to the overall increase in accounts receivable, a $0.5 million increase in commissions as a result of increased sales, and a $0.5 million increase in other expenses related to marketing activities.

Interest Expense

Interest expense increased $1.3 million to $1.6 million during the six months ended June 30, 2016 from $0.3 million during the six months ended June 30, 2015 due to our debt financing in December 2015.

Other Expense, Net

Other expense, net increased $0.6 million to $0.4 million during the six months ended June 30, 2016 from $0.1 million in other income during the six months ended June 30, 2015. The change was primarily related to the fair value re-measurement of warrant liabilities at each balance sheet date.

Comparison of the Year Ended December 31, 2014 and 2015

	Year Ended December 31,		$ Change	% Change
	2014	2015
	(Dollars in thousands)
Revenue	$21,749	$36,140	$14,391	66%
Cost of revenue	10,591	14,700	4,109	39

Gross profit	11,158	21,440	10,282	92

Gross margin	51%	59%

Operating expenses:
Research and development	5,698	6,349	651	11
Selling, general and administrative	20,225	36,722	16,497	82

Total operating expenses	25,923	43,071	17,148	66

Loss from operations	(14,765)	(21,631)	(6,866)	47
Interest expense	(774)	(1,059)	(285)	37
Other expense, net	(293)	(109)	184	63

Net loss	$(15,832)	$(22,799)	$(6,967)	44%

Revenue

Revenue increased $14.4 million, or 66%, to $36.1 million during the year ended December 31, 2015 from $21.7 million during the year ended December 31, 2014. $12.6 million of the increase in revenue was attributable to the increase in volume of the ZIO Service performed as a result of the increase in the payors under contract with us, the increase in physician acceptance and the expansion of our sales force as we continue to gain more market acceptance for our ZIO Service. Increases in contracted rates contributed $1.8 million to the revenue increase.

Cost of Revenue and Gross Margin

Cost of revenue increased $4.1 million, or 39%, to $14.7 million during the year ended December 31, 2015 from $10.6 million during the year ended December 31, 2014. The increase in cost of revenue was primarily due to the increase in the ZIO Service volume in 2015. This increase was partially offset by a reduction in the per unit cost of providing the ZIO Service, which was achieved by manufacturing efficiencies and reductions in technician labor costs through algorithm improvements and software-driven workflow enhancements.

Gross margin for the year ended December 31, 2015 increased to 59%, compared to 51% for the year ended December 31, 2014. In addition to cost reductions, increases in commercial and government contracted rates also improved our gross margin.

Research and Development Expenses

Research and development expenses increased $0.7 million, or 11%, to $6.3 million during the year ended December 31, 2015 from $5.7 million during the year ended December 31, 2014. The increase was primarily attributable to a $0.7 million increase in payroll and personnel-related expenses as a result of an increase in headcount, a $0.4 million increase in materials and clinical trials and a $0.4 million increase in facility-related expenses. These increases were offset by a $0.9 million decrease in professional service fees.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $16.5 million, or 82%, to $36.7 million during the year ended December 31, 2015 from $20.2 million during the year ended December 31, 2014. The increase was primarily attributable to a $6.8 million increase in payroll and personnel-related expenses as a result of increased headcount and higher bonuses in 2015, a $3.2 million increase in sales commissions due to the increase in sales volume, a $2.5 million increase in professional service fees, a $1.7 million increase in travel-related expenses due to increased headcount, a $0.9 million increase in facility-related expenses to support the growth of our business, and a $0.8 million increase in bad debt expense due to the overall increase in accounts receivable.

Interest Expense

Interest expense increased $0.3 million to $1.1 million during the year ended December 31, 2015 from $0.8 million during the year ended December 31, 2014 due to the refinancing of our bank debt in the second quarter of 2014 and entering into a new debt financing in December 2015.

Other Expense, Net

Other expense, net decreased by $0.2 million to $0.1 million during the year ended December 31, 2015 from $0.3 million expense during the year ended December 31, 2014. The change was primarily related to the fair value re-measurement of warrant liabilities at each balance sheet date.

Liquidity and Capital Expenditures

Overview

As of June 30, 2016, we had cash and cash equivalents of $9.0 million and an accumulated deficit of $116.8 million. We have financed our operations primarily through sales of our convertible preferred securities, sales of our products and services and debt financings. In December 2015, we entered into a $55.0 million debt financing arrangement with Biopharma Secured Investments III Holdings Cayman LP, or Pharmakon. Upon closing of the debt agreement, we received the first tranche of $30.0 million. Additionally, in December 2015 we entered into an amended and restated loan and security agreement with Silicon Valley Bank, or SVB, that provides us with the ability to draw advances based on our eligible outstanding accounts receivable balances. In August 2016, we obtained a $3.1 million letter of credit pursuant to the SVB revolving credit facility in connection with a new lease.

Our recurring losses from operations and negative cash flows raise doubt about our ability to continue as a going concern. As a result, our independent registered public accounting firm included an explanatory paragraph in its report on our financial statements as of, and for the year ended, December 31, 2015, describing the existence of substantial doubt about our ability to continue as a going concern. We believe that our cash and cash equivalents as of June 30, 2016, together with the expected net proceeds from this offering, cash generated from sales of our ZIO Service and funds available under our borrowing arrangements will be sufficient to meet our anticipated cash requirements for at least the next 12 months following this offering. Our expected future capital requirements may depend on many factors including expanding our customer base, the expansion of our salesforce, and the timing and extent of spending on the development of our technology to increase our product offerings. We may need additional funding to fund our operations but additional funds may not be available to us on acceptable terms on a timely basis, if at all. We may seek funds through borrowings or through additional rounds of financing, including private or public equity or debt offerings. If we raise additional funds by issuing equity securities, our stockholders may experience dilution. Any future debt financing into which we enter may impose upon us additional covenants that restrict our operations, including limitations on our ability to incur liens or additional debt, pay dividends, repurchase our common stock, make certain investments and engage in certain merger, consolidation or asset sale transactions. Any debt financing or additional equity that we raise may contain terms that are not favorable to us or our stockholders. Furthermore, we cannot be certain that additional funding will be available on acceptable terms, if at all. If we are unable to raise additional capital or generate sufficient cash from operations to adequately fund our operations, we will need to curtail planned activities to reduce costs, which will likely harm our ability to execute on our business plan.

Cash Flows

The following table summarizes our cash flows for the periods indicated (in thousands):

	Year Ended December 31,		Six Months Ended June 30,
	2014	2015	2015	2016
Cash used in operating activities	$(15,626)	$(18,005)	$(7,246)	$(13,364)
Cash used in investing activities	(539)	(1,787)	(845)	(1,069)
Cash provided by (used in) financing activities	17,684	36,382	12,411	(1,801)

Cash Used in Operating Activities

During the six months ended June 30, 2016, cash used in operating activities was $13.4 million, which consisted of a net loss of $10.6 million, adjusted by non-cash charges of $4.7 million and a net change of $7.5 million in our net operating assets and liabilities. The non-cash charges are primarily comprised of a change in allowance for doubtful accounts and contractual allowance of $2.1 million, change in value of warrant liability of $0.4 million, stock based-based compensation of $0.9 million and depreciation and amortization of $0.4 million. The change in our net operating assets and liabilities was primarily due to an increase of $5.8 million in accounts receivable as a result of an increase in revenue and a decrease of $0.8 million in accrued liabilities, primarily related to payments made on accrued payroll and related compensation accruals. This change was partially offset by a $0.1 million increase in accounts payable due to timing of vendor payments, a $0.3 million increase in inventory to support the growth in our business and a $0.5 million increase in other assets primarily related to the purchase of ZIO Patch PCBAs to support the growth in volume of ZIO Service performed.

During the six months ended June 30, 2015, cash used in operating activities was $7.2 million, which consisted of a net loss of $9.4 million, adjusted by non-cash charges of $1.2 million and a net change of $0.9 million in our net operating assets and liabilities. The non-cash charges are primarily comprised of stock-based compensation of $0.7 million, a change in allowance for doubtful accounts and contractual allowance of $0.5 million, a decrease in value of warrant liability of $0.2 million and depreciation and amortization of $0.2 million. The change in our net operating assets and liabilities was primarily due to a $0.8 million increase in deferred revenue and a $0.6 million increase in accrued liabilities primarily related to increased accrued payroll and related compensation accruals, offset by a $0.4 million increase in prepaids and other assets primarily related to the purchase of ZIO Patch PCBAs to support the growth in volume of ZIO Service performed.

During the year ended December 31, 2015, cash used in operating activities was $18.0 million, which consisted of a net loss of $22.8 million, adjusted by non-cash charges of $3.0 million and a net change of $1.8 million in our net operating assets and liabilities. The non-cash charges are primarily comprised of stock-based compensation of $1.4 million, change in allowance for doubtful accounts and contractual allowance of $0.9 million and depreciation and amortization of $0.5 million. The change in our net operating assets and liabilities was primarily due to a $3.5 million increase in accrued liabilities, primarily related to accrued payroll and related compensation accruals as a result of increased headcount. This increase was partially offset by a $0.6 million increase in accounts receivable due to an increase in revenue, a $0.5 million increase in prepaid expenses and other assets, primarily due to the timing of annual insurance fees and certain software contracts and a $0.5 million increase in other assets primarily related to the purchase of PCBAs to support the growth in volume.

During the year ended December 31, 2014, cash used in operating activities was $15.6 million, which consisted of a net loss of $15.8 million, adjusted by non-cash charges of $1.5 million and a net change of $1.3 million in our net operating assets and liabilities. The non-cash charges are primarily comprised of stock based-based compensation of $0.8 million, change in value of warrant liability of $0.3 million and depreciation and amortization of $0.2 million. The change in our net operating assets and liabilities was primarily due to a $2.3 million increase in accounts receivable as a result of the increase in revenue and a delay in Medicare payment due to our establishment of a new independent diagnostic testing facility and a national system issue with the CMS, and an increase in other assets of $1.2 million primarily related to the purchase of PCBAs. These changes were partially offset by a $1.4 million increase in accrued liabilities, primarily related to accrued payroll and related compensation accruals as a result of increased headcount, and a $0.7 million increase in accounts payable due to the overall increase in our costs and operating expenses.

Cash Used in Investing Activities

Cash used in investing activities during the six months ended June 30, 2016 and 2015 was $1.1 million and $0.8 million, respectively, which consisted of capital expenditures to purchase property and equipment.

Cash used in investing activities during the years ended December 31, 2015 and 2014 was $1.8 million and $0.5 million, respectively, which consisted of capital expenditures to purchase property and equipment.

Cash Provided by Financing Activities

During the six months ended June 30, 2016, cash used in financing activities was $1.8 million, primarily consisting of payments for costs incurred in connection with this offering.

During the six months ended June 30, 2015, cash provided by financing activities was $12.4 million, primarily consisting of net proceeds of $12.1 million from the issuance of convertible preferred stock and $0.3 million from the exercise of common stock options, net of repurchases.

During the year ended December 31, 2015, cash provided by financing activities was $36.4 million, primarily consisting of net proceeds from bank debt of $29.0 million and net proceeds of $12.1 million from the issuance of convertible preferred stock, partially offset by $4.9 million in payments on bank debt.

During the year ended December 31, 2014, cash provided by financing activities was $17.7 million, consisting of net proceeds of $17.2 million from the issuance of convertible preferred stock and net proceeds of $4.9 million from bank debt, partially offset by $4.5 million in payments on bank debt.

Indebtedness

Pharmakon Loan Agreement

In December 2015, we entered into a Loan Agreement with Pharmakon. The Pharmakon Loan Agreement provides for up to $55.0 million in term loans split into two tranches as follows: (i) Tranche A Loans of

$30.0 million in term loans, and (ii) Tranche B Loans are up to $25.0 million in term loans. The Tranche A Loans were drawn on December 4, 2015. The Tranche B Loans are available to be drawn prior to December 4, 2016. The amount of Tranche B Loans available to be borrowed is dependent on our net sales for the two fiscal quarters preceding such drawing. If net revenue for the two preceding fiscal quarters taken together before the closing date prior to funding each tranche totals: (i) more than or equal to $20.0 million but less than $25.0 million, we can borrow not less than $5.0 million and up to $15.0 million; (ii) more than or equal to $25.0 million, we can borrow not less than $5.0 million and up to $25.0 million; and (iii) less than $20.0 million, the total available borrowings is $0. On the date drawn, we are obligated to pay Pharmakon an amount equal to 1% of the Tranche B Loans drawn.

During the first four years, payments are interest only and for the first two years 50% of the interest will be “paid in kind.” We are subject to a financial covenant related to minimum trailing revenue targets that begins in June 2017, and is tested on a semi-annual basis. The minimum net revenue covenant ranges from $44.7 million for the period ended June 30, 2017 to $102.6 million for the period ended December 31, 2021. The minimum net revenue financial covenant has a 45-day equity cure period following required delivery date of the financial statements. Pursuant to this equity cure provision, we may cure a revenue covenant default by raising additional funds from the sale of equity. The loan matures in December 2021. As of June 30, 2016, $30.8 million in principal and interest was outstanding under the Pharmakon Loan Agreement.

The Tranche A Loans bear interest at a fixed rate equal to 9.50% per annum, which is due and payable quarterly in arrears. During the first eight calendar quarters, 50% of the interest due and payable shall be added to the then-outstanding principal. The Tranche B Loans bear interest at a fixed rate equal to (i) 9.50% per annum if drawn prior June 30, 2016, (ii) 10.00% per annum if drawn on or after June 30, 2016 but before September 30, 2016 and (iii) 10.50% per annum if drawn on or after September 30, 2016.

The Pharmakon Loan Agreement requires us to maintain a minimum liquidity and minimum net sales during the term of the loan facility and contains customary affirmative and negative covenants and event of default provisions that could result in the acceleration of the repayment obligations under the loan facility. Upon a change in control of our company, Pharmakon has the option to demand payment in full of the outstanding loans together with the prepayment premium. The obligations under the Pharmakon Loan Agreement are secured by a security interest in substantially all of our assets pursuant to the Pharmakon Guaranty and Security Agreement, and this security interest is governed by an intercreditor agreement between Pharmakon and SVB.

SVB Loan and Security Agreement

In June 2014, we refinanced our debt with SVB by entering into a Second Amendment to the Amended and Restated Loan Security Agreement, or Second Amendment. Under the Second Amendment, we borrowed $4.9 million. In June 2014, we repaid $3.9 million of bank debt that was outstanding prior to the effectiveness of the Second Amendment and made principal payments totaling $0.6 million during 2014.

In December 2015, we used the proceeds from the Pharmakon Loan Agreement to repay $4.9 million of bank debt to SVB and entered into a Second Amended and Restated Loan and Security Agreement with SVB, or the SVB Loan Agreement. Under the SVB Loan Agreement we may borrow, repay and reborrow under a revolving credit line, but not in excess of the maximum loan amount of $15.0 million, until December 4, 2018, when all outstanding principal and accrued interest becomes due and payable. Any principal amount outstanding under the SVB revolving credit line bears interest at a floating rate per annum equal to the rate published by The Wall Street Journal as the “Prime Rate” plus 0.25%. The credit line is subject to financial covenants tied to our trailing twelve-month net sales. We may borrow up to 80% of our eligible accounts receivable, up to the maximum of $15.0 million. As of June 30, 2016, we were eligible to borrow up to $5.0 million and no amount was outstanding under the SVB revolving credit line. In August 2016, we obtained a $3.1 million letter of credit pursuant to the SVB revolving credit facility in connection with a new lease.

The SVB Loan Agreement requires us to maintain a minimum consolidated liquidity and minimum net sales during the term of the loan facility. In addition, the SVB Loan Agreement contains customary affirmative and negative covenants and events of default. The obligations under the SVB Loan Agreement are secured by a security interest in substantially all of our assets, and this security interest is governed by an intercreditor agreement between Pharmakon and SVB.

CHCF Note

In November 2012, we entered into a Note Purchase Agreement and Promissory Note with the California HealthCare Foundation, or the CHCF Note, through which we borrowed $1.5 million. The CHCF Note accrues simple interest of 2.0%. The accrued interest and the principal was set to mature in November 2016. In June 2015, we amended the CHCF Note to extend the maturity date to May 2018. The CHCF Note is subordinate to other bank debt.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements and do not have any holdings in variable interest entities.

Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2015 (in thousands):

	Payments Due by Period
	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years	Total
Debt including interest	$1,591	$6,407	$22,361	$17,563	$47,922
Operating leases	1,816	320	218	—	2,354

Total contractual obligations	$3,407	$6,727	$22,579	$17,563	$50,276

The table above does not include purchase orders entered into in the normal course of operations.

On August 9, 2016, we entered into a commercial building lease agreement. The lease, which commenced in September 2016, and which will expire in February 2020, provides for the lease of approximately 60,873 square feet of office space in San Francisco, California. The base annual rent is initially set at approximately $320,000 per month. The total base rent payable over the lease period is approximately $13.6 million. In August 2016, we obtained a $3.1 million letter of credit pursuant to our SVB credit facility in connection with the lease.

Critical Accounting Policies and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP. The preparation of these financial statements requires our management to make judgments and estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenue generated and expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these judgments and estimates under different assumptions or conditions and any such differences may be material. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

Revenue Recognition

Our ZIO Patch, a wearable biosensor, is worn by patients for a monitoring period up to 14 days. The ZIO Patch is returned to our monitoring facility and the heartbeat data is curated and analyzed by our proprietary algorithms and reviewed by our certified cardiac technicians. The final step in the ZIO Service is the delivery of an electronic ZIO Report to the prescribing physician with a summary of findings. Our ZIO Service is generally billable when the ZIO Report is issued to the physician. For all ZIO Services performed, we consider whether or not the following revenue recognition criteria are met: persuasive evidence of an arrangement exists and delivery has occurred or services have been rendered. For services performed for customers we invoice directly, additional revenue recognition criteria include that the price is fixed and determinable and collectability is reasonably assured; for customers for which we submit claims to third party commercial and governmental payors for reimbursement, we recognize revenue only when a reasonable estimate of reimbursement can be made.

The assessment of whether a reasonable estimate of reimbursement can be made requires significant judgment. If all revenue recognition criteria are met, revenue is recognized upon delivery of the ZIO Report. To date, we have not been able to estimate revenue for third party payors for which we do not have a contracted rate and therefore revenue has been recognized on the earlier of notification or when payment is received. Some patients have out-of-pocket costs for amounts not covered by their insurance carrier, and we may bill patients directly for these amounts in the form of co-payments and co-insurance in accordance with their insurance carrier and health plans. Some payors may not cover our ZIO Service under their reimbursement policies. In the absence of contracted reimbursement coverage or the ability to reasonably estimate reimbursement, we recognize revenue only upon the earlier of notification of payment or when payment is received.

We recognize revenue related to billings for Centers for Medicare & Medicaid Services, or CMS, and commercial payors on an accrual basis, net of contractual adjustments, when a reasonable estimate of reimbursement can be made. These contractual adjustments represent the difference between the list price (the billing rate) and the reimbursement rate for each payor. Upon ultimate collection from CMS and commercial payors, the amount is compared to the previous estimates and the contractual allowance is adjusted accordingly. Until a contract has been negotiated with a commercial payor, our services may or may not be covered by these entities’ existing reimbursement policies. In addition, patients do not enter into direct agreements with us that commit them to pay any portion of the cost of the ZIO Service in the event that their insurance declines to reimburse us. In the absence of an agreement with the patient or other clearly enforceable legal right to demand payment from the patient, the related revenue is recognized only upon the earlier of notification of payment or when payment is received. Costs associated with providing the ZIO Service are recorded as the service is provided regardless of whether or when revenue is recognized.

Allowance for Doubtful Accounts and Contractual Allowance

We establish an allowance for doubtful accounts for estimated uncollectible receivables based on our historical collections, review of specific outstanding claims, consideration of relevant qualitative factors and an established allowance percentage by aging category. We write off outstanding accounts against the allowance for doubtful accounts when they are deemed to be uncollectible. Increases and decreases in the allowance for doubtful accounts are included as a component of general and administrative expenses. We record reductions in revenue for estimated uncollectible amounts.

We review and update our estimates for the allowance for doubtful accounts and the contractual allowance periodically to reflect our experience regarding historical collections. If we were to make different judgments or utilize different estimates in the allowance for doubtful accounts and the contractual allowance, differences in both the amount of reported general and administrative expenses and revenue could result.

Estimated Usage of the Printed Circuit Board Assembly

We use a printed circuit board assembly, or PCBA, in each wearable device and it is reused numerous times in multiple patients. Each time the PCBA is used in a wearable device, a portion of the cost of the PCBA is recorded as a cost of revenue. We have based our estimates of how many times a PCBA can be used on testing in research and development, loss rates, product obsolescence, and the amount of time it takes the device to go through the manufacturing, shipping, customer shelf and patient wear time and upload process. We periodically evaluate the use estimate.

Stock-Based Compensation

We recognize compensation costs related to stock options granted to employees based on the estimated fair value of the awards on the date of grant, net of estimated forfeitures. We estimate the grant date fair value, and the resulting stock-based compensation expense, using the Black-Scholes option pricing model. The grant date fair value of stock-based awards is expensed on a straight-line basis over the period during which the employee is required to provide service in exchange for the award (generally the vesting period).

We estimate the fair value of our stock-based awards using the Black-Scholes option-pricing model, which requires the input of highly subjective assumptions. Our assumptions are as follows:

•	Expected term. The expected term represents the period that the stock-based awards are expected to be outstanding. We use the simplified method to determine the expected term, which is calculated as the average of the time to vesting and the contractual life of the options.

•	Expected volatility. As our common stock has never been publicly traded, the expected volatility is derived from the average historical volatilities of publicly traded companies within our industry that we consider to be comparable to our business over a period approximately equal to the expected term for employees’ options and the remaining contractual life for nonemployees’ options.

•	Risk-free interest rate. The risk-free interest rate is based on the U.S. Treasury yield with a maturity equal to the expected term of the option in effect at the time of grant.

•	Dividend yield. The expected dividend is assumed to be zero as we have never paid dividends and have no current plans to pay any dividends on our common stock.

In addition to the assumptions used in the Black-Scholes option-pricing model, we also estimate a forfeiture rate to calculate the stock-based compensation for our equity awards. We will continue to use judgment in evaluating the expected volatility, expected terms and forfeiture rates utilized for our stock-based compensation calculations on a prospective basis.

Stock-based compensation expense for options granted to non-employees as consideration for services received is measured on the date of performance at the fair value of the consideration received or the fair value of the equity instruments issued, using the Black-Scholes option-pricing model, whichever can be more reliably measured. Stock-based compensation expense for options granted to non-employees is periodically re-measured as the underlying options vest.

We recorded stock-based compensation expense of $0.8 million and $1.4 million for the years ended December 31, 2014 and 2015, respectively, and $0.7 million and $0.9 million for the six months ended June 30, 2015 and 2016, respectively. We expect to continue to grant stock options and other equity-based awards in the future, and to the extent that we do, our stock-based compensation expense recognized in future periods will likely increase.

Historically, for all periods prior to this offering, the fair values of the shares of common stock underlying our share-based awards were estimated on each grant date by our board of directors. In order to determine the fair value of our common stock underlying option grants, our board of directors considered, among other things, contemporaneous valuations of our common stock prepared by an unrelated third party valuation firm in accordance with the guidance provided by the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Beginning in January 2015, we received valuations at least quarterly. Given the absence of a public trading market for our common stock, our board of directors exercised reasonable judgment and considered a number of objective and subjective factors to determine the best estimate of the fair value of our common stock, including our stage of development; the rights, preferences and privileges of our preferred stock relative to those of our common stock; our financial condition and operating results, including our levels of available capital resources; equity market conditions affecting comparable public companies; general U.S. market conditions and the lack of marketability of our common stock.

In determining a fair value for our common stock, we estimated the enterprise value of our business using the market approach. The market approach estimates the fair value of a company by including an estimation of the value of a business based on guideline public companies. The estimated enterprise value is then allocated to the common stock using the Option Pricing Method, or OPM, and the Probability Weighted Expected Return Method, or PWERM, or the hybrid method. The hybrid method applied the PWERM utilizing the probability of two exit scenarios, going public or being acquired, and the OPM was utilized in the scenario where our company remains private. For stock awards after the completion of this offering, our board of directors intends to determine the fair value of each share of underlying common stock based on the closing price of our common stock as reported on the date of grant.

The intrinsic value of all outstanding options as of June 30, 2016 was $32.6 million based on an initial public offering price of $17.00 per share.

Preferred Stock Warrant Liabilities

We have issued freestanding warrants to purchase shares of convertible preferred stock in connection with the issuance of various debt facilities and debt instruments. We account for these warrants as a liability in our financial statements because the underlying instrument into which the warrants are exercisable contains deemed liquidation provisions that are outside our control.

The warrants are recorded at fair value using an option pricing model based on an allocation of our company’s aggregate value to the outstanding equity instruments, applying a discount to the warrant value for lack of marketability. The warrants are re-measured at each financial reporting period with any changes in fair value being recognized as a component of other income (expense), net in the statements of operations. We will continue to adjust the liability for changes in fair value until the earlier of (i) exercise or expiration of the warrants, or (ii) the completion of this offering, at which time certain convertible preferred stock warrants will be converted into warrants to purchase common stock and other convertible preferred stock warrants will terminate if not earlier exercised and the related liabilities will be reclassified to stockholders’ deficit.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. These risks primarily relate to interest rate risks. We had cash and cash equivalents of $25.2 million and $9.0 million as of December 31, 2015 and June 30, 2016, respectively, which consist of bank deposits and money market funds. The cash and cash equivalents are held for working capital purposes. Such interest-bearing instruments carry a degree of risk; however, a sudden change in market interest rates would not be expected to have a material impact on our financial statements.

We had total outstanding debt of $30.6 million and $31.4 million, which is net of debt discount and debt issuance costs, as of December 31, 2015 and June 30, 2016, respectively. The interest rates on our bank debt and CHCF Note carry fixed interest rates. A hypothetical 10% change in interest rates during any of the periods presented would not have had a material impact on our financial statements.

As of December 31, 2015 and June 30, 2016, our cash and cash equivalents were maintained with one financial institution in the United States, and our current deposits are likely in excess of insured limits. We have reviewed the financial statements of this institution and believe it has sufficient assets and liquidity to conduct its operations in the ordinary course of business with little to no credit risk to us.

JOBS Act Accounting Election

We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, No. 2014-09, Revenue from Contracts with Customers (Topic 606). Areas of revenue recognition that will be affected include, but are not limited to, transfer of control, variable consideration, allocation of transfer pricing, licenses, time value of money, contract costs and disclosures. In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of Effective Date, which defers the effective date of ASU 2014-09 by one year allowing early adoption as of the original effective date of fiscal years and interim reporting periods beginning after December 15, 2016, at which time companies may adopt the new standard update under the full retrospective method or the modified retrospective method. The deferral results in the new revenue standard being effective for us for fiscal years and interim reporting periods beginning after December 15, 2017. We are currently evaluating the impact that the adoption of this guidance will have on our consolidated financial statements and related disclosures.

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements Going Concern— Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. The amendments require management to assess an entity’s ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the amendments: (1) provide a definition of the term substantial doubt; (2) require an evaluation every reporting period including interim periods; (3) provide principles for considering the mitigating effect of management’s plans; (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management’s plans; (5) require an express statement and other disclosures when substantial doubt is not alleviated; and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). ASU 2014-15 will be effective for annual periods ending after December 15, 2016 and interim periods within annual periods beginning after December 15, 2016 with early adoption permitted. We do not believe the impact of adopting ASU 2014-15 on our consolidated financial statements will be material.

In July 2015, the FASB issued ASU No. 2015-11, Inventory, Simplifying the Measurement of Inventory. Under ASU 2015-11, the measurement principle for inventory will change from lower of cost or market value to lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. The ASU is effective for fiscal years and interim periods within those years beginning after December 15, 2016. We do not believe the impact of adopting ASU 2014-15 on our consolidated financial statements will be material.

In November 2015, the FASB issued ASU No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes. Under ASU 2015-17, deferred tax liabilities and assets will be classified as noncurrent on the balance sheet. Previous guidance required deferred tax liabilities and assets to be separated into current and noncurrent amounts on the balance sheet. The guidance is effective for annual periods beginning after December 15, 2016 and for interim periods within those annual periods. Early adoption is permitted. We do not believe the impact of adopting ASU 2015-17 on our consolidated financial statements will be material.

In February 2016, the FASB issued ASU No. 2016-02, Leases, which establishes a comprehensive new lease accounting model. The new standard: (a) clarifies the definition of a lease; (b) requires a dual approach to lease classification similar to current lease classifications; and, (c) causes lessees to recognize leases on the balance sheet as a lease liability with a corresponding right-of-use asset for leases with a lease-term of more than twelve months. We are currently evaluating the impact that the adoption of ASU 2016-02 will have on our consolidated financial statements.

In March 2016, the FASB issued ASU No. 2016-09, Compensation - Stock Compensation (Topic 718). This ASU was issued as part of the FASB’s simplification initiative and affects all entities that issue share-based payment awards to their employees. This standard covers accounting for income taxes, forfeitures and statutory tax withholding requirements, as well as classification in the statement of cash flows. The ASU will be effective for annual periods ending after December 15, 2016 and interim periods beginning after December 15, 2016 with early adoption permitted. We are currently evaluating the impact that the adoption of ASU 2016-09 will have on our consolidated financial statements.

BUSINESS

Overview

We are a commercial-stage digital healthcare company redefining the way cardiac arrhythmias are clinically diagnosed by combining our wearable biosensing technology with cloud-based data analytics and machine-learning capabilities. Our goal is to be the leading provider of first-line ambulatory electrocardiogram, or ECG, monitoring for patients at risk for arrhythmias. We have created a unique platform, called the ZIO Service, which combines an easy-to-wear and unobtrusive biosensor that can be worn for up to 14 days, called the ZIO Patch, with powerful proprietary algorithms that distill data from millions of heartbeats into clinically actionable information. We believe that the ZIO Service allows physicians to diagnose many arrhythmias more quickly and efficiently than traditional technologies and avoid multiple indeterminate tests. Early detection of heart rhythm disorders, such as atrial fibrillation, or AF, and other clinically relevant arrhythmias, allows for appropriate medical intervention and helps avoid more serious downstream medical events, including stroke. Since receiving clearance from the Food and Drug Administration, or FDA, in 2009, we have provided the ZIO Service to over 500,000 patients and have collected over 125 million hours of curated heartbeat data, creating what we believe to be the world’s largest repository of ambulatory ECG patient data. This data provides us with a competitive advantage by informing our proprietary machine-learned algorithms, which may enable operating efficiencies, gross margin improvement and business scalability. We believe the ZIO Service is well aligned with the goals of the U.S. healthcare system: improving population health, enhancing the patient care experience and reducing per-capita cost.

According to the Centers for Disease Control and Prevention, approximately 11 million patients in the United States have a heart rhythm disorder, or arrhythmia. The most common sustained type of arrhythmia is AF. The American Heart Association, or AHA, estimates that as many as six million people in the United States have AF and individuals with AF are five times more likely to suffer a stroke. However, the National Stroke Association, or NSA, estimates that up to 80% of strokes suffered by people with AF are preventable with early detection and proper treatment.

The ambulatory cardiac monitoring market is well-established with an estimated 4.6 million diagnostic tests performed annually in the United States, which we believe to be an existing $1.4 billion market opportunity for our ZIO Service. Traditional ambulatory cardiac monitoring tools used by physicians for diagnosing patients with suspected arrhythmias, such as Holter and cardiac event monitors, are constrained by one or more of the following: short prescribed monitoring times, non-continuous data collection, cumbersome equipment and low patient compliance. As an example of these traditional constraints, patients often remove these traditional monitors when sleeping, showering or exercising, leading to failure to capture critical data. These limitations contribute to incomplete diagnoses and repeat testing, which in turn result in suboptimal patient care and higher costs to the health system.

While some existing products may address a subset of these limitations, we believe the ZIO Service provides a comprehensive solution that addresses all of these limitations and offers a clear value proposition to patients, providers, and payors by providing an easy-to-use, clinically proven, low-cost solution. Our ZIO Service is prescribed by physicians for both identifying arrhythmias as well as for identifying risk factors which may be associated with a previously-identified arrhythmia. It improves physician management and diagnosis of arrhythmias by providing a patient-friendly wearable biosensor, curating and analyzing voluminous ECG data, and ultimately creating a concise report that is used by the physician to make a diagnosis and which can be integrated into a patient’s electronic health record. We believe our ZIO Service can continue taking significant market share from the existing ambulatory cardiac monitoring market and expand the market for new clinical use cases and indications. We believe the ZIO Service has the potential to supplant traditional technology and become the primary first-line monitoring option for patients who are candidates for ambulatory cardiac monitoring due to its ability to detect more arrhythmias, which allows for earlier changes in clinical patient management.

The ZIO Service consists of:

•	the wearable ZIO Patch biosensor, which continuously records and stores ECG data from every patient heartbeat for up to 14 days

•	cloud-based analysis of the recorded cardiac rhythms using our proprietary machine-learned algorithms

•	a final quality assessment review of the data by our certified cardiac technicians

•	an easy-to-read ZIO Report, a curated summary of findings that includes high quality and clinically-actionable information which is sent directly to a patient’s physician and can be integrated into a patient’s electronic health record

We have reviewed a body of clinical evidence, including 18 peer-reviewed publications, which we interpret to show, among other advantages, that the ZIO Service helps reduce healthcare costs and improves arrhythmia detection, characterization and diagnosis by prescribing physicians. These improvements have the potential to change clinical management of patients. Our clinical evidence is helping to drive physician adoption and payor reimbursement coverage. We interpreted one study of the ZIO Service, published in The American Journal of Cardiology in August 2013, to show that among 16,142 consecutive ZIO Service patients in whom an arrhythmia was detected, over 50% of symptomatic arrhythmias detected by the ZIO Service occur more than 48 hours into the wear period. Although this study did not directly compare the ZIO Service to Holter monitoring performance, it should be noted that 48 hours is outside of the typical wear period for Holter monitors. Based upon our review of another prospective comparative study against Holter monitor, published in The American Journal of Medicine in January 2014, we concluded that the ZIO Service detected 96 arrhythmia events compared to 61 arrhythmia events detected by the Holter monitor (P < 0.001), providing a 57% improvement in diagnostic yield, which is the percentage of patients in whom an arrhythmia was detected during the monitoring period. From our review, we concluded that the ZIO Service was preferred by 81% of patients when compared to Holter monitors. This clinical study, however, was a single-center study with a relatively small sample size that directly compared the ZIO Service to a Holter monitor, but not to other ambulatory cardiac monitoring products. In summary, we interpreted the clinical results to show that the ZIO Service is preferred by patients and allows for significantly longer continuous monitoring, improved clinical accuracy, increased detection of arrhythmias by physicians, and meaningful changes in clinical management.

Over 500,000 patients have utilized the ZIO Service since its commercialization, and as of June 30, 2016, approximately 290 million individuals in the United States have government or private insurance policies that cover reimbursement for the ZIO Service. We have designed a comprehensive strategy to allow us to compete favorably in the ambulatory cardiac monitoring market, which includes capturing market share from existing monitoring devices as well as expanding the market through new indications. We expect to drive sales and margin growth in our business by expanding our sales organization, securing additional contracts with commercial payors, maintaining technology leadership through research and development, and continuing to build clinical evidence supporting the benefits of the ZIO Service.

We have collected over 125 million hours of curated heartbeat data, creating what we believe to be the world’s largest repository of annotated, continuous ambulatory ECG recordings with contextual patient information. This extensive database, along with our proprietary analytic platform, differentiates the ZIO Service and gives us a competitive advantage. We will continue to seek opportunities to capitalize on our product design, proprietary analytic capabilities and data repository to capture additional opportunities in the digital healthcare market.

We are a vertically-integrated company headquartered in San Francisco, California, and we have additional commercial operations and facilities in Lincolnshire, Illinois and Houston, Texas. We manufacture our devices in Cypress, California. As of September 30, 2016, we had 373 full-time employees. Our revenue was $21.7 million and $36.1 million for the years ended December 31, 2014 and 2015, respectively, and $15.9 million and $28.6 million for the six months ended June 30, 2015 and 2016, respectively, and we incurred a net loss of $15.8 million, $22.8 million, $9.4 million and $10.6 million for those same periods.

Market Opportunity

Every year, millions of patients experience symptoms potentially associated with cardiac arrhythmias, a condition in which the electrical impulses that coordinate heartbeats do not occur properly, causing the heart to beat too quickly, too slowly or irregularly. Examples of arrhythmias include premature (extra) beats, superventricular arrhythmias which are fast heart rates that originate from the upper chambers of the heart, atrial tachycardia, atrial flutter and AF. Atrial fibrillation is the most common type of sustained cardiac arrhythmia. The symptoms of arrhythmias include palpitations or a skipped heartbeat, rapid heartbeat, shortness of breath, dizziness, light-headedness, fainting spells, vertigo, anxiety and fatigue. Early detection is essential in order to obtain early treatment and help avoid more serious medical conditions, such as stroke, and additional medical costs.

Atrial Fibrillation and Stroke

In patients with AF, the upper chambers of the heart beat irregularly and blood does not flow properly to the lower chambers of the heart. The AHA estimates that AF affects as many as six million patients in the United States and 33.5 million patients worldwide. The NSA estimates that one-third of AF patients are asymptomatic and still undiagnosed. More than 750,000 hospitalizations occur each year because of AF, and the condition contributes to an estimated 130,000 deaths each year. Since AF is more common among people over the age of 60, these numbers are expected to increase as the U.S. population ages.

In addition, AF is the leading risk factor for stroke because AF can cause blood to collect in the heart and potentially form a clot, which can travel to the brain. While individuals with AF are approximately five times more likely to suffer a stroke, the NSA estimates that up to 80% of strokes in people with AF can be prevented through early detection and proper treatment. According to the AHA, stroke costs the United States an estimated $34 billion each year in healthcare costs and lost productivity, and is a leading cause of serious long-term disability. The AHA estimates that ischemic strokes represent 87% of all strokes in the United States and that between 15% and 20% of the estimated 690,000 ischemic strokes are attributable to AF.

Currently, the ZIO Service is prescribed by physicians primarily for symptomatic patients. However, we believe that high-risk asymptomatic patients represent an additional market opportunity for the ZIO Service. Monitoring high-risk asymptomatic patients may lead to increased diagnoses, earlier treatment and potentially avoid more severe downstream conditions, because, as the Framingham Study published in Stroke in September 1995 demonstrated, 18% of AF-related strokes present with asymptomatic AF that is only detected at the time of stroke.

Early detection of AF is critical in optimizing patient care, delivering earlier treatment to help avoid further adverse clinical events, managing symptoms caused by AF, and reducing the total public health burden of treating stroke. The AHA and American Stroke Association, or ASA, have published treatment guidelines for patients diagnosed with AF to manage heart rhythm and rate and prevent stroke. These early treatments include:

•	medications such as oral anticoagulants, new variations of which have been shown in multiple recent studies to safely reduce stroke rates by 60%

•	treatment with anti-arrhythmic drugs

•	interventions such as cardiac ablation therapy to help control heart rhythm and rate

Atrial fibrillation burden, the amount of time a patient spends in AF, has been identified in the clinical community as an important measure for determining appropriate and effective therapeutic interventions to manage patients with AF and assessing stroke risk. The calculated AF burden is only as good as the data available for analysis during the monitoring period. Since the most common type of AF occurs intermittently, continuous patch-based monitoring devices, such as the ZIO Patch, more accurately measure AF burden because every heartbeat is recorded without interruption during the entire monitoring period. We are currently conducting a study to determine the correlation between AF burden, as measured by the ZIO Service, and the risk of stroke in patients.

The ZIO Patch was designed specifically to be patient-friendly to facilitate high patient compliance and allow data to be recorded continuously for up to 14 days. Other non-invasive monitoring modalities are limited due to intermittent monitoring, short prescribed monitoring periods and patient compliance issues due to removal of the device during the monitoring period.

Ambulatory Cardiac Monitoring Overview

Arrhythmia symptoms are generally monitored either in a physician’s office or healthcare facility or remotely with the use of ambulatory cardiac monitoring devices. Typically, physicians will administer a resting ECG in their offices to record and analyze the electrical impulses of patients’ hearts. If physicians determine that patients require monitoring for a longer period of time to generate a diagnosis, they have historically prescribed a first-line ambulatory cardiac monitoring device such as a Holter monitor. If the diagnosis is not definitive following the first monitoring period, physicians may prescribe a repeat Holter monitoring period, or alternatively, prescribed event monitors, mobile cardiac telemetry or implantable loop recorders as second-line tools. Some physicians own their own ambulatory cardiac monitoring devices and provide ambulatory monitoring services directly to their patients, while others outsource these services to third party providers.

Based in part on a Frost & Sullivan and third party company reports, we estimate that approximately 4.6 million ambulatory monitoring procedures were performed in the United States in 2015 and that these procedures represent an existing $1.4 billion market opportunity for our ZIO Service.

Holter Monitors

Holter monitors are non-invasive, ambulatory, battery-operated monitoring products that continuously record the ECG data of a patient, during a typical prescribed wear period of 24 to 48 hours. A Holter monitor consists of a recorder, electrodes that are attached to the patient’s chest and wires connecting the electrodes to the recorder. After the prescribed wear period, the data recorded by the device is delivered by hand, mail or internet for processing and analysis by the physician’s office or a third party provider. For patients with suspected arrhythmias, Holter monitors have a relatively low diagnostic yield of approximately 24% due to a limited prescribed wear period of typically no more than 48 hours and low patient compliance, likely resulting from bulky equipment and cumbersome wires. The low diagnostic yield is also attributable to missing data, because patients typically remove the electrodes and disconnect their Holter monitors in order to shower, sleep and exercise.

Cardiac Event Monitors and Mobile Cardiac Telemetry

Cardiac event monitoring is another type of non-invasive, ambulatory monitoring. Event monitoring differs from Holter monitoring in that the monitor is prescribed and worn for a longer period of time, up to 30 days, and the data recorded during the wear period is symptom driven. Event monitors generally record several minutes of activity at a time and then start over, a process referred to as memory loop recording. There are many types of event recorders available with a range of features including patient-triggered or auto-detected symptom recording, and manual data transmission or auto-send. Mobile cardiac telemetry, also known as MCOT or outpatient telemetry, is another form of event monitor that usually uses wireless technology, such as a cell phone network, to transmit data to a monitoring facility where the ECG data is analyzed. Event monitors have several limitations, including limited data storage, the lack of trend data, and poor patient compliance due to electrode replacement, bulky equipment and the fact the patient must both activate and transmit events in some cases. Additionally, MCOT technology has unique limitations including the need for patients to keep the transmitter close at all times and frequently change the battery or recharge the device to ensure timely transmissions. These limitations can severely impact a physician’s ability to provide a timely diagnosis and result in a lower diagnostic yield.

Implantable Loop Recorders

A separate segment of ambulatory cardiac monitoring consists of implantable diagnostic products such as implantable loop recorders, also known as insertable cardiac monitors. Implantable loop recorders are implanted underneath a patient’s skin during a hospital-based, minimally invasive procedure. These devices remain implanted in a patient for up to three years, capturing data in a looping manner for patient-triggered or automatically-detected events. Limitations of this monitoring option include the semi-permanent nature of the implant, infection risks during insertion and removal, non-continuous data collection, under- or over-sensing which may exhaust the memory of the loop recorder, risk of missing events due to the looping nature of the recording, and the high cost of the device.

Limitations of Traditional Ambulatory Cardiac Monitors

Limitations of the various types of traditional ambulatory cardiac monitors can include the following:

•	short prescribed monitoring periods leading to low diagnostic yield

•	non-continuous data collection, resulting in an incomplete picture of a patient’s arrhythmia experience

•	bulky monitoring equipment with dangling electrode leads causing discomfort and low patient compliance

•	the need to use costly second-line diagnostic options that would not be necessary if first-line tests had produced a higher diagnostic yield

•	the generation of excessive and uncurated data for the physician to analyze

We believe there is a significant opportunity for a disruptive arrhythmia monitoring solution that offers low-cost, first-line, continuous ambulatory monitoring, combined with patient-friendly design, to enhance compliance and simplify the monitoring experience while maximizing diagnostic yield.

Our Solution

We have developed a 14-day, continuous, ambulatory cardiac monitoring solution known as the ZIO Service. The FDA-cleared ZIO Service combines a wire-free, patch-based, wearable biosensor with a proprietary cloud-based data analytic platform to help physicians monitor patients and diagnose arrhythmias. Since commercialization, over 500,000 patients have utilized the ZIO Service and we have collected over 125 million hours of heartbeats, creating what we believe to be the world’s largest repository of ambulatory ECG patient data.

Our patented ZIO Patch is a patient-worn biosensor that captures ECG data continuously for up to 14 days. Patients also have the ability to mark when symptoms occur while wearing the ZIO Patch by pressing a trigger button on the device, and separately recording contextual data like activities and circumstances in a symptom diary. This allows physicians to match symptoms and activity with ECG data. Following the wear period, the ZIO Patch is returned and data is uploaded to our secure cloud and run through our proprietary, machine-learned algorithms. A concise report of preliminary findings is prepared by our certified cardiac technicians and made available to physicians electronically.

We believe the ZIO Service is a disruptive first-line option for ambulatory cardiac monitoring. Our solution is the only patch-based monitor to achieve meaningful scale to date, with over 500,000 monitored patients. The ZIO Service addresses patient compliance, continuously monitors patients up to 14 days and produces easy to read, comprehensive digital reports which provide the information physicians need to make accurate and timely clinical decisions. Clinical studies have shown that our innovative digital healthcare solution improves physicians’ abilities to detect arrhythmias by increasing diagnostic yield, and potentially allows them to change the course of treatment. Our proprietary machine-learned algorithms give us a competitive advantage due to the depth and breadth of ECG data available from the over 125 million hours of curated and annotated ECG data collected to date. Additionally, we believe we have the first mover advantage in the market, particularly related to our efforts to secure commercial payor contracts and in-network arrangements covering approximately 200 million U.S. patients as of June 30, 2016. The ZIO Service, however, does not provide real-time reporting capabilities and is less well-known than some of the devices sold by our competitors.

We are actively working to make the ZIO Service the preferred first-line monitoring option for patients who require ambulatory cardiac monitoring. Our solution helps reduce healthcare costs and improves arrhythmia detection, characterization and diagnosis by providing simple, seamless integration of heart rhythm data from patient to cloud to physician. We believe we offer a high value, low cost, disruptive solution to a market ready for innovative technology.

Key Benefits

Value to Patients

We designed the ZIO Patch specifically to address patient compliance issues common to other ambulatory cardiac monitors. Our wire-free wearable biosensor is easy to apply, comfortable, lightweight and unobtrusive. It does not require patient action for battery changes, adhesive changes, or lead wire or electrode management. Patients wear it discreetly during activities of daily life including exercising and showering for up to 14 consecutive days. We interpreted a clinical study by Barrett et al published in The American Journal of Medicine in January 2014, or the Barrett Study, to confirm that the ZIO Service is a patient-friendly monitoring option, and the study noted that 94% of patients found the ZIO Patch comfortable to wear, and 81% of patients preferred the ZIO Patch over a Holter monitor. The ZIO Patch allows patients to mark when a symptom occurs by pressing a button on the ZIO Patch and logging the surrounding circumstances into a diary, thus allowing physicians to link symptoms with the ECG data. Additionally, patients have access to our professional 24/7 customer service team to address any product, service, enrollment or billing questions.

Value to Providers

Providers, such as physicians, receive high-quality, easy-to-read, actionable digital reports that help them diagnose patients and streamline clinical workflow. The ZIO Service has been shown in multiple peer-reviewed published clinical studies to detect more arrhythmias compared to Holter monitoring during their respective prescribed wear periods. We analyze and generate patient reports at our CMS-certified independent diagnostic testing facilities, or IDTFs, staffed with our certified cardiac technicians who specialize in advanced arrhythmia interpretation to help ensure high accuracy and quality of reports before delivering them to the prescribing physician. Due to high patient compliance, the reports include up to 14 days of non-interrupted data correlated with patient-triggered and diary symptom events. Physicians can use this continuous correlated data to more conclusively diagnose arrhythmias as a source of symptoms.

Accurate detection and higher diagnostic yield allow physicians to more quickly prescribe the appropriate treatment options for patients. From our review, we determined that in 28% of cases observed in a clinical study by Rosenberg et al published in Pacing and Clinical Electrophysiology in March 2013, or the Rosenberg Study, the physician changed the patient’s clinical management after prescribing the ZIO Service as compared to a Holter monitor.

Additionally, the ZIO Service allows clinical staff to focus on more value-added activities by not requiring electrode changes or battery recharging during use, device cleaning and maintenance following use, and by reducing physician and hospital staff time needed to review and curate ECG data. Our 24/7 customer service team provides troubleshooting for patient-related issues, removing this burden from the physician practice.

Value to Payors

The ZIO Service offers a high yield, low cost solution compared to other monitoring modalities.

The graph above compares the costs of monitoring to the diagnostic yield of various ambulatory cardiac monitors. The analysis, completed by Decision Drivers Analytics and commissioned by us, uses cost data from the Centers for Medicare & Medicaid Services, or CMS, published diagnostic yields, and our internal database, and demonstrates that the ZIO Service has a diagnostic yield on par with much more expensive devices but superior to less expensive options. This implies that it is the most cost-effective modality among its peer group, optimizing the cost, time, and reliability of reaching a timely diagnosis.

This data, however, demonstrates that the ZIO Service is not the least expensive solution on the market. Additionally, other devices may enjoy advantages such as established brand recognition and real-time reporting capabilities that the ZIO Service does not yet provide.

Patients who use traditional first-line Holter monitors often do not receive a diagnosis after one monitoring period. A recent retrospective, longitudinal study conducted by Arnold et al published in the Journal of Health Economics and Outcomes Research in February 2015, evaluated the clinical consequences and costs of CMS patients who had no previous evidence of a cardiac arrhythmia and were undergoing their first Holter monitoring test. Our review of data from this study indicates that there was no diagnosis reached for 70% of patients after an initial Holter test. The ZIO Service has been shown to have a low cost per diagnosis compared to existing monitoring modalities due to its high diagnostic yield.

We believe that the ZIO Service is the best first-line test for most patients requiring ambulatory cardiac monitoring because it allows physicians to identify a timely course of treatment and avoids healthcare costs associated with additional monitoring. The ZIO Service is patient-friendly and allows significantly longer and more continuous monitoring than a Holter monitor, resulting in improved clinical accuracy and potentially a meaningful change in clinical management. Better diagnostic yield results in decreased costs due to fewer additional first and second-line tests. We believe that the ZIO Service could replace both first and second-line testing solutions because it offers the right test, the first time.

Early detection of arrhythmias allows physicians to assess a patient’s risk factors, and decide on the best treatment course for avoiding potentially more severe downstream conditions. Specifically, the early detection of AF allows physicians to consider strategies to mitigate the risk of stroke. According to multiple studies, preventative treatments, such as oral anticoagulants, have been shown to reduce stroke rates by 60%, thereby potentially avoiding the patient effects of stroke and the high costs associated with post-stroke management.

Our Technology

The ZIO Service combines our proprietary products and services to provide continuous ambulatory cardiac monitoring. A wearable patch-based biosensor called the ZIO Patch, collects up to 1.5 million heartbeats for each patient during a wear period of up to 14 days. Our ZIO Service includes a machine-learned analytics engine which curates the heartbeat data into a concise, clinically actionable report, which is delivered to the prescribing physician.

ZIO Patch

The ZIO Patch is a single-use, wire-free, wearable biosensor that records a patient’s heartbeats and ECG data. The ZIO Patch was specifically designed with the patient and physician in mind. The ZIO Patch includes the following features:

•	patented clear, flexible, lightweight, wire-free design

•	unobtrusive and inconspicuous profile

•	proprietary adhesive backing that keeps the patch securely in place for the duration of the prescribed wear period

•	water resistant functionality, allowing patients to shower and perform normal daily activities, including moderate exercise

•	proprietary hydrogel electrodes for a clear ECG with minimal artifact from movement

•	large symptom button, or patient trigger, that is easy to find and press

•	indicated wear period of up to 14 days

•	sufficient battery life for the entire wear period

Symptoms can be logged through a paper symptom diary or through two digital platforms:

•	myZIO.com website

•	myZIO iPhone App

Monitoring with the ZIO Service

The ZIO Service is administered through the process described below:

Enrollment and Initiation of the ZIO Service

Once a physician determines a patient is a candidate for 14-day continuous monitoring, the patient is enrolled through our online portal. The wire-free ZIO Patch is applied to the patient’s chest by the clinical staff, and monitoring is initiated. There is also an option for physicians to enroll patients remotely, although this option is less frequently utilized. With this option, the physician enrolls the patient and the patient receives the ZIO Patch in the mail along with a detailed set of self-application instructions.

Monitoring

The ZIO Patch is worn continuously by the patient for up to 14 days. The ZIO Patch can be worn in the shower, while sleeping, and during moderate exercise. During the wear period, the device continuously stores and records all ECG data. The ZIO Patch features a patient trigger button for marking any symptoms during the wear period; the patient is instructed to push the button when a symptom occurs and make a corresponding entry into the written or electronic symptom diary. At the end of the prescribed wear period, the patient removes the device and places it and the diary into a pre-paid postal box, which ships to one of our clinical centers.

Data Analysis and Assessment

At one of our clinical centers, the returned device is validated with patient identifiers that are compliant with the Health Insurance Portability and Accountability Act of 1996, or HIPAA, and up to 14 days of heartbeat data is uploaded to be processed through our cloud-based, FDA-cleared proprietary algorithms for highly accurate ECG analysis. When complete, a preliminary curated report is created. Our process can take the equivalent of 30,000 pages of ECG strips and distill it into an actionable summary report of about 10 to 15 pages, summarizing the key findings and providing supporting details on clinically relevant events and metrics during the wear period. Our certified cardiac technicians play a critical role in report curation by providing a quality review of the data before the final ZIO Report is electronically delivered to the patient’s physician for final interpretation and diagnosis.

ZIO Report

The ZIO Report provides information in a concise format for review and interpretation by the patient’s physician. Data provided includes total analysis time, AF burden, AF duration, comprehensive symptom/rhythm correlation, detailed findings per day, and arrhythmia type. If pre-determined physician notification criteria for symptoms are met, the prescribing physician is notified by phone of the serious findings prior to the ZIO Report being made available electronically. The ZIO Report is delivered through our secure, HIPAA compliant web portal. Physicians can open the ZIO Report and add their interpretation into the report file. These reports can be uploaded into the physicians’ electronic record system for storage and are available for use by the patient’s other physicians. Excerpts of these reports are included below to highlight the key features.

Up to 14-days continuous recording and storage

Up to 20,000 minutes of continuous ECG data, equivalent to approximately 1.5 million heartbeats

Easy-to-read summary

Preliminary findings based on both the proprietary algorithms and certified cardiac technicians Final interpretation by a patient’s physician

Comprehensive symptom/rhythm correlation

Patient-triggered and symptom diary events mapped to arrhythmia

AF Burden

Total AF during wear period and daily AF burden

AF Duration

Total number of AF episodes categorized by duration

ZIO Event Card

We also offer the ZIO Event Card in our product portfolio. The ZIO Event Card is a looping cardiac monitor that captures patient-triggered recordings for symptom/rhythm correlation. The ZIO Event Card is not a material part of our business and we expect to discontinue offering it in 2017.

Business Strategy

Our goal is to be the leading first-line ambulatory cardiac monitoring option for patients at risk for arrhythmias. The key elements of our strategy include:

•	Further penetrating the existing ambulatory cardiac monitoring market. We intend to expand our market penetration by targeting the large existing ambulatory cardiac monitoring market in the United States. We will continue to position the ZIO Service in the first-line monitoring segment as the right test, the first time. Marketing and education throughout the medical community are key to communicate the strong clinical evidence demonstrating high patient satisfaction and compliance as well as the monitoring superiority of the ZIO Service over Holter monitoring. In addition, we expect to continue developing clinical evidence to demonstrate the advantages of the ZIO Service. Also, within existing accounts, we will continue to market our ZIO Service beyond cardiology and electrophysiology into other departments, including neurology, emergency rooms and primary care offices.

•	Increasing reimbursement coverage and contracts with commercial payors to increase patient access. As of June 30, 2016, approximately 290 million individuals in the United States have government or private insurance policies that cover reimbursement for the ZIO Service. We have reimbursement arrangements in place with CMS and other government agencies as well as contracts and in-network arrangements in place with commercial payors across the country covering approximately 200 million individuals. We will continue to pursue expanded reimbursement coverage and contracting by highlighting the unique attributes of the ZIO Service. Our payor relations teams are actively engaging national and state-level commercial payors to put contracts in place that will increase and simplify access to the ZIO Service.

•	Driving conversion of business to direct billing of third party payors. In 2015, approximately 62% of our revenue was derived from directly billing third party payors for the ZIO Service. In accounts that have converted to this model, we have seen an increase in utilization volume because providers no longer need to be concerned with the complexities of coverage or reimbursement for the ZIO Service. New accounts that otherwise may not have been willing to accept the risk of directly billing payors are expected to expand our market opportunity. Our sales teams work diligently with accounts to review workflow and protocols and ensure they are effectively using our available resources including our 24/7 customer service and billing specialists. We have developed communication tools and programs and continually evaluate and refine those tools to support this initiative. We intend to expand our business toward direct third party payor billing in both existing and new accounts.

•	Expanding our sales organization to support growth. To capture new account opportunities and support growth in existing accounts, we implemented a dual-structure sales team consisting of territory managers and strategic account managers. Territory managers are responsible for signing new accounts while the strategic account managers work to increase ZIO Service utilization across service lines within an account. We will continue to invest in the expansion of this scalable infrastructure and believe this investment will drive adoption of the ZIO Service. While our initial commercial focus is the U.S. market, we also plan to initiate efforts that will allow for future expansion into international geographies.

•	Expanding indications and clinical use cases. We intend to continue expanding indications and clinical use cases for the ZIO Service in untapped patient populations at risk for arrhythmias through our clinical and market development efforts. We believe these additional indications and clinical use cases represent a significant opportunity for us. This market development initiative includes expanding use for our ZIO Service into the following patient populations:

•	patients at high risk for asymptomatic (silent) AF, estimated to be at least 3 million patients at any given time

•	post-ischemic stroke patients, with an annual incidence of 690,000

•	post-cardiac catheter ablation patients, estimated to be 100,000 annual procedures

•	pre-op cardiac surgery patients, estimated to be 280,000 annual procedures

•	Advancing our technology offering and continuing to solidify our footprint in digital healthcare. We continue to invest in building a unique, innovative product portfolio that addresses unmet needs in the ambulatory cardiac monitoring market. For example, future product offerings may combine our 14-day continuous monitoring with accelerated notification of actionable events through mobile telemetry capability. Additionally, we believe that we have collected the world’s largest repository of ambulatory ECG patient data, and we will continue to look for ways to utilize our proprietary data to create value-driving opportunities in digital healthcare, such as expansion of indications for the ZIO Service, new therapeutic discoveries, development of an analytical engine for ambulatory consumer and other medical data, including the curation of third party biosensor data and payor and provider decision support, as well as internal operating improvements.

Reimbursement and Revenue from the ZIO Service

We receive revenue for the ZIO Service primarily from two sources: third party payors and institutions. Third party payors include commercial payors and government agencies, such as CMS and the Veterans Administration, or VA, and represent the largest, as well as an increasing, source of revenue. Institutions, which are typically hospitals or private physician practices also account for a meaningful percentage of our revenue. We bill these organizations for our ZIO Service, and they are responsible for payment, and, in turn, for seeking reimbursement from third party payors where applicable. In addition, a small percentage of patients whose physicians prescribe the ZIO Service pay us directly.

Third party payors require us to identify the service for which we are seeking reimbursement by using a CPT code set maintained by the American Medical Association, or AMA. Currently, we receive 72% of our revenue through third party payors. As we continue to contract with more commercial insurers and the patient population ages and becomes eligible for CMS programs, we believe more of our revenue will convert to third party payor billing.

We have successfully secured Current Procedural Terminology, or CPT, codes specific to this novel category of diagnostic monitoring by working with the AMA and other professional societies who recognize the unique value and efficiency provided by the ZIO Service. The CPT reimbursement code for the ZIO Service is a global code which can be broken out into three separate codes: (1) hook-up of the monitoring device; (2) technical analysis services; and (3) the interpretation of the report. The hook-up refers to the application of the ZIO Patch to the patient’s chest along with patient training by the clinical staff on proper handling and instructions for use during the wear period. The technical component involves the cost of the ZIO Patch, analysis and curation of the ECG data and report generation. The interpretation component involves the physician review and interpretation of the generated report. While the physician or institution bills for hook-up and interpretation, we bill for the technical component.

Our clinical centers, where we conduct the analysis of ECG data captured by the ZIO Patch, are CMS-certified IDTFs, that qualify us as a provider and allow us to bill CMS directly for the ZIO Service. We meet CMS requirements, including having an independent medical director for oversight and certified cardiac technicians for quality assurance of our ZIO Reports.

Commercial payors also reimburse for the ZIO Service utilizing the aforementioned unique CPT codes. We continue to engage with commercial payors to secure active contracts with set reimbursement rates for the ZIO Service.

Clinical Results and Studies

The ZIO Service has been the subject of 18 peer-reviewed publications on its effectiveness to date. This body of clinical evidence is driving clinical adoption, payor coverage, and clinical use case expansion. The following sections summarize a few of the key clinical studies which have been driving adoption of the ZIO Service. In our discussion of the results of these publications, we have indicated changes in percentage terms, regardless of sample size, and the statistical significance is demonstrated by the relevant p-values, all of which are less than 0.05, which is the commonly accepted threshold for statistical significance. This follows the convention used by the authors of the study as well as standard clinical practice.

Benefit of 14-Day Continuous Monitoring

A retrospective study by Turakhia et al, published in The American Journal of Cardiology in August 2013, analyzed data from 26,751 patients using the ZIO Service for the first time between January 1, 2011 and December 31, 2011. While there was not a direct comparison of the ZIO Service to Holter monitoring performance, we interpreted results from the study to show that among the 16,142 patients with detected, clinically relevant arrhythmias, over 50% of the first-diagnosed symptomatic arrhythmias occurred after 48 hours of monitoring, suggesting that these arrhythmias could have been missed by traditional Holter monitoring during the typical maximum prescribed monitoring time.

Diagnostic Yield and Monitoring Preference

In the Barrett study, a prospective head-to-head study comparing the detection of arrhythmias between a 24-hour Holter monitor, which has a typical prescribed wear period of 24-48 hours, and the 14-day ZIO Service, a total of 146 patients referred for evaluation of cardiac arrhythmias between April 2012 and July 2012 underwent simultaneous ambulatory ECG recording with both devices. The purpose of the Barrett study was to determine the number of arrhythmia events and the percentage of patients in whom an arrhythmia was detected, known as “diagnostic yield,” during the comparative prescribed wear periods. Our interpretation of the results of the Barrett study are that over the total wear period of each device, the ZIO Service detected 96 arrhythmia events compared with 61 arrhythmia events by the Holter monitor (P < 0.001) providing a 57% improvement in diagnostic yield. An increase in diagnostic yield provides increased data for the prescribing physician to use when making a diagnosis. In addition, we interpreted survey results to show that 93.7% of patients found the ZIO Patch comfortable to wear, whereas only 51.7% patients found the Holter monitor comfortable to wear, and 81% indicated they preferred the ZIO Patch to the Holter monitor. Of the 102 physicians surveyed, from our review, we concluded that 90% thought a definitive diagnosis was achieved using data from the ZIO Service, as opposed to 64% using data from the 24-hour Holter monitor. This clinical trial, however, was a single center study with a relatively small sample size which did not compare the ZIO Service with any product except the Holter monitor.

Changing Clinical Management for AF

In the Rosenberg Study, a prospective single center study of 74 patients undergoing management of AF, patients received both a ZIO Patch and a 24-hour Holter monitor simultaneously to determine the pattern of AF, to document a response to therapy and to potentially diagnose other arrhythmias. From our review, we concluded that the ZIO Service identified AF events in 24% more patients (18 patients) than Holter monitors (P < 0.0001) and the diagnosed pattern of AF was changed in 28% of patients (21 patients) after ZIO Service monitoring.

Based on our review of the study, we concluded that 28% of patients (21 patients) had a change in their clinical management. The most common changes included a change in antiarrhythmic medication, initiation or discontinuation of anticoagulation medication, recommendation of pacemaker placement, atrioventricular junction ablation, pulmonary vein isolation procedure and cardioversion. This clinical trial, however, was also a single center study with a relatively small sample size which did not compare the ZIO Service with any product except the Holter monitor.

AF Burden as a Predictor of Stroke Risk

The RHYTHM Study, a retrospective cohort study of 771 Kaiser Permanente patients with paroxysmal AF who were monitored with the ZIO Service between October 1, 2011 and December 31, 2014, examined the independent association between AF burden, which is the amount of time that a patient spends in AF, as measured by the ZIO Service, and the risk of ischemic stroke. The findings were derived by linking detailed clinical outcome data from Kaiser Permanente’s electronic medical records with our database of analyzed ECG recordings. We interpreted the study results, presented at the Heart Rhythm Society’s 37th Annual Scientific Sessions in May 2016 by Alan Go M.D. and his colleagues, to show that a doubling of AF burden was associated with a 33% increased risk of stroke in patients who were not taking medication to prevent blood clots. We concluded that these results suggest that information on AF burden, which is measured by the ZIO Service, may help patients and providers better evaluate treatment options for reducing risk of stroke. This clinical study was limited to Kaiser Permanente’s patients from the Northern and Southern California regions.

Monitoring of Asymptomatic AF in High Risk Patients

STUDY-AF was a single-center, single-arm prospective study by Turakhia et al published in Clinical Cardiology in May 2015 that enrolled 75 high-risk but previously undiagnosed AF patients from May 2012 to August 2013. Patients were 55 years of age or older and considered high risk with two or more of the following risk factors: coronary disease, heart failure, hypertension, diabetes or sleep apnea, but had no prior documented AF or history of blood clots causing blockage in blood vessels. We interpreted the results to show that extended monitoring with the ZIO Service identified 11% of patients with previously undiagnosed AF or atrial tachycardia, a rapid heartbeat where electrical signals initiate abnormally in the upper chamber of the heart. We concluded from our review that in patients with AF, 75% of patients experienced the longest AF episode after the first 48 hours of monitoring and there was also a high prevalence of asymptomatic atrial tachycardia and frequent supraventricular ectopic complexes identified, which may be relevant to development of AF or stroke. This clinical trial, however, was also a single center study with a relatively small sample size.

Currently, the ZIO Service is prescribed by physicians primarily for symptomatic patients. However, the NSA estimates that one-third of the AF population suffers from asymptomatic, or silent, AF. We see a future opportunity in proactively monitoring the at least three million patients who are at high risk of asymptomatic AF to identify those with the illness.

There are additional studies underway examining early detection of AF using ZIO Service monitoring in high-risk patients. The Home-based Screening for Early Detection of AF, or SCREEN-AF, study is screening 800 patients older than 75 years with hypertension. Started in April 2015, the intervention group will undergo ambulatory screening for AF for two weeks with the ZIO Service utilized at baseline and again at three months, in addition to standard care for six months. The mHealth Screening to Prevent Strokes, or mSToPS study, initiated in November 2015 in collaboration with Janssen Scientific Affairs, LLC, will recruit up to 2,100 participants for active monitoring with the ZIO Service through the Aetna Commercial Fully Insured and Medicare programs and an additional 4,000 people will be given usual care as observational controls. Women over the age of 65 and men over 55 with risk factors will be selected to participate based on information derived from claims data that places them at a potentially increased risk of undiagnosed AF.

We continue to participate in and consider studies that utilize the ZIO Service across a variety of different applications and patient populations. One example of such a study is LIBERTY-HCM, which is using the ZIO Service to evaluate whether an investigational drug treatment might reduce the incidence of AF in patients with hypertrophic cardiomyopathy, which is a condition in which a patient’s heart becomes thickened and less effective. The results of this study have not yet been published.

Research and Development

Our research and development activities are focused on:

•	Improvements and extensions to existing products and services. We are continuously working to improve the ZIO Service to increase patient comfort, product quality, operational scalability and security

•	Advancing our technology offering. Our product pipeline includes a patch-based solution that combines continuous monitoring for up to 14 days with accelerated notification of actionable events through mobile telemetry capability

•	Customer workflow optimization. We have initiatives that aim to increase customer productivity by optimizing workflow through easier patient enrollment and integration of ZIO Reports directly into electronic health records

•	Data analytics. We are focused on improving and enhancing our backend machine-learned analytic platform, building on our core competency in data analytics

•	Developing clinical evidence. We are involved in clinical studies to further support the benefits of the ZIO Service and expand indications for use

•	Continuing to solidify our footprint in digital healthcare. Using our repository of ambulatory ECG patient data, we will continue to look for ways to create value-driving opportunities in digital healthcare, such as expansion of indications for the ZIO Service, new therapeutic discoveries, development of an analytical engine for ambulatory consumer and other medical data and payor and provider decision support

Our research and development department consists of software development, algorithm and product development, regulatory affairs, and clinical research. We spent $3.2 million on research and development for the six months ended June 30, 2016 and $6.3 million and $5.7 million on research and development for the years ended December 31, 2015 and 2014, respectively.

Sales and Marketing

We market our ambulatory cardiac monitoring solution in the United States through a direct sales organization of 83 field personnel as of December 31, 2015, comprised of sales management, field billing specialists, and territory or strategic account managers. Our average number of territory or strategic account managers on a full-time equivalent basis has increased from 20 in 2014, to 52 in 2015, to 63 during the first six months of 2016. A dual-structure sales team comprised of territory managers and strategic account managers enables us to target numerous customer stakeholders in a scalable way. Territory managers focus on initial introduction into new accounts and penetration across a sales region, while strategic account managers focus on driving adoption within existing accounts, conveying our message of clinical and economic value to service line managers, hospital administrators, and other clinical departments. We continue to increase the size of our U.S. sales organization to expand the current customer account base and increase utilization of our ZIO Service. In addition, we will continue exploring sales and marketing expansion opportunities in international geographies.

We market our ZIO Service to a variety of physician specialties including general cardiologists, electrophysiologists, neurologists, and other physician specialists who diagnose and manage care for patients with arrhythmias. We have found success focusing on integrated delivery networks, or IDNs, in which large networks of facilities and providers work together to offer a continuum of care to a specific geographic area or market. Focusing on sales to IDNs gives us the opportunity to conduct a holistic sale for health systems interested in making value-based purchasing decisions.

Competition

We operate in a highly competitive and fragmented industry, subject to rapid change and significantly affected by new product introductions, results of clinical research, corporate combinations and other factors. We principally compete with companies that sell standard Holter monitors including GE Healthcare, Philips Healthcare, Mortara Instrument, Inc., Spacelabs Healthcare Inc. and Welch Allyn Holdings, Inc., which was acquired by Hill-Rom Holdings, Inc. Additional competitors who offer ambulatory cardiac monitoring services include BioTelemetry, Inc., LifeWatch AG and Medtronic plc.

These competitors have also developed other patch-based mobile cardiac monitors that have recently received FDA and foreign regulatory clearances. For example, LifeWatch AG received FDA clearance and CE mark for its mobile cardiac telemetry monitoring patch in January 2016 and December 2015, respectively. In addition, in July 2016, BioTelemetry, Inc. announced FDA clearance for its patch-based mobile cardiac telemetry monitor. We are also aware of some small start-up companies entering the patch-based cardiac monitoring market. Large medical device companies may continue to acquire or form alliances with these smaller companies in order to diversify their product offering and participate in the digital health space. For example, in 2014 Medtronic, Inc. acquired Corventis, Inc., and in 2015 Boston Scientific Corporation made an equity investment in and entered into a sales cooperation agreement with Preventice Solutions, Inc. (formerly eCardio Diagnostics, LLC). Many of our competitors have substantially greater financial, manufacturing, marketing and technical resources than we do. Furthermore, many of our competitors have well-established brands, widespread distribution channels, broader product offerings and an established customer base.

We believe the principal competitive factors in our market include:

•	ease of use, comfort and unobtrusiveness of the device for the patient

•	quality of the algorithms to detect arrhythmias

•	concise and comprehensive reports for physician interpretation

•	contracted rates with third party payors

•	government reimbursement rates associated with our products and services

•	quality of clinical data and publication in peer-reviewed journals

•	size, experience, knowledge and training of sales and marketing teams

•	availability and reliability of sales representatives and customer support services

•	workflow protocols for solution implementation in existing care pathways

•	reputation of existing device manufacturers and service providers

•	relationships with physicians, hospitals, administrators, and other third party payors

Intellectual Property

To protect our proprietary rights, we rely on a combination of trademark, copyright, patent, trade secret and other intellectual property laws, employment, confidentiality and invention assignment agreements and protective contractual provisions with our employees, contractors, consultants, suppliers, partners and other third parties.

As of August 31, 2016, we owned, or retained an exclusive license to, seven issued U.S. patents, two issued patents from the Japan Patent Office, and one issued patent from the patent offices in each of Australia, Canada, the European Union and Korea:

Country	Pat. No.	Issue Date	Expiration Date
USA	8,160,682	4/17/2012	2/3/2029
USA	8,244,335	8/14/2012	1/21/2029
USA	8,150,502	4/3/2012	11/20/2028
USA	8,560,046	10/15/2013	6/2/2031
USA	8,538,503	9/17/2013	5/12/2031
USA	9,173,670	11/3/2015	4/7/2034
USA	9,241,649	1/26/2016	10/19/2031
Japan	5,203,973	2/22/2013	2/6/2027
Japan	5,559,425	6/13/2014	5/12/2031
Australia	2011252998	12/10/2015	5/12/2031
Canada	2,797,980	8/18/2015	5/12/2031
Korea	10-1513288	4/13/2015	5/12/2031
The European Union	EP1981402	8/10/2016	TBD

As of August 31, 2016, we had sixteen pending patent applications globally, including five in the United States, one in Australia, two in Canada, four in the European Union, two in Japan, one in Korea, and one in the PCT phase.

As of August 31, 2016, our trademark portfolio contained a U.S. trademark registration for the mark ZIO, pending U.S. trademark applications for the marks IRHYTHM and myZIO and pending EU trademark applications for the marks IRHYTHM and ZIO.

We also seek to maintain certain intellectual property and proprietary know-how as trade secrets, and generally require our partners to execute non-disclosure agreements prior to any substantive discussions or disclosures of our technology or business plans. Our trade secrets include proprietary algorithms, adhesive formulations, workflow tools and operational processes.

Manufacturing and Supply

We manufacture our ambulatory cardiac monitors, the ZIO Patch and ZIO Event Card, in our leased facilities in Cypress, California. This 9,866 square foot facility provides space for our assembly and production operations, including packaging, storage and shipping. We believe our manufacturing facilities will be sufficient to meet our manufacturing needs for at least the next five years.

Our manufacturing operations are subject to regulatory requirements of the FDA’s Quality System Regulation, or QSR, for medical devices sold in the United States, set forth at 21 CFR part 820, and the Medical Devices Directive 93/42/EEC, or MDD, which is required for doing business in the European Union, or EU . We are also subject to applicable requirements relating to the environment, waste management and health and safety matters, including measures relating to the release, use, storage, treatment, transportation, discharge, disposal, sale, labeling, collection, recycling, treatment and remediation of hazardous substances. The FDA enforces the QSR through periodic unannounced inspections that may include our manufacturing facilities or those of our suppliers. Our EU Notified Body, the National Standard Authority of Ireland, or NSAI, enforces the MDD through both scheduled and unscheduled inspections of our manufacturing facilities.

Our failure or the failure of our suppliers to maintain compliance with either the QSR or MDD requirements could result in the shutdown of our manufacturing operations or the recall of our products, which would harm our business. In the event that one of our suppliers fails to maintain compliance with our or governmental quality requirements, we may have to qualify a new supplier and could experience manufacturing delays as a result.

Our quality control management programs have earned us a number of quality-related manufacturing designations. Our Cypress, California manufacturing facilities received EN ISO 13485:2012 and ISO

13485:2003 certification. We have been a FDA-registered medical device manufacturer since December 2008 and have been a California-licensed medical device manufacturer since January 2009. The FDA completed a routine audit of our previous manufacturing facility in Huntington Beach, California in May 2013, and one observation requiring a change to documentation procedures was noted. Remedial action was completed within the 45-day timeline that was agreed to at the close of the audit. No additional follow up with the FDA was required and we believe that we are in substantial compliance with the QSR.

The NSAI inspected this facility for ISO 13485 compliance in May 2014 and found one non-conformity of Minor (Category 2) characterization. The NSAI conducted a six-month follow-up of the same facility in January 2015 and no nonconformities were found. Immediately following the move of our manufacturing facility to Cypress, California in August 2015, the NSAI conducted a site audit of the new facility and no nonconformities were found. Most recently, the NSAI conducted a routine ISO 13485 surveillance audit of new manufacturing operations in March 2016, and two non-conformities of Minor (Category 2) characterization were noted, primarily related to documentation processes and climate control improvements. Effective implementation of corrective actions for each nonconformance will be evaluated at the next ISO compliance audit in 2017.

Manufacturing of components of the ZIO Patch and ZIO Event Card are provided by an electronics manufacturing service provider, Jabil Circuit, Inc. We have a manufacturing services agreement with Jabil Circuit, Inc. that allows either party to terminate the agreement with 90 days prior written notice. There are a number of additional critical components and sub-assemblies sourced by other vendors. The vendors for these materials are qualified through stringent evaluation and testing of their performance. We implement a strict no-change policy with our contract manufacturers to ensure that no components are changed without our approval. Our production group in Cypress, California performs assembly, testing and product release.

Order quantities and lead times for components purchased from suppliers are based on our forecasts derived from historical demand and anticipated future demand. Lead times for components may vary significantly depending on the size of the order, time required to fabricate and test the components, specific supplier requirements and current market demand for the components and subassemblies. To date, we have not experienced significant delays in obtaining any of our components or subassemblies.

Government Regulation

United States Food & Drug Administration (FDA)

The ZIO Patch is considered a medical device subject to extensive and ongoing regulation by the FDA under the Federal Food, Drug, and Cosmetic Act, or FD&C Act, and its implementing regulations, as well as other federal and state regulatory bodies in the United States. The laws and regulations govern, among other things, product design and development, pre-clinical and clinical testing, manufacturing, packaging, labeling, storage, recordkeeping and reporting, clearance or approval, marketing, distribution, promotion, import and export, and post-marketing surveillance.

The FDA regulates the medical device market to ensure the safety and efficacy of these products. The FDA allows for two primary pathways for a medical device to gain approval for commercialization: a successful premarket approval, or PMA, application or 510(k) clearance pursuant to Section 510(k) of the FD&C Act. A novel product must go through the more rigorous PMA process if it cannot receive authorization through a 510(k) clearance. FDA has established three different classes of medical devices that indicate the level of risk associated with using a device and the consequent degree of regulatory controls needed to govern its safety and efficacy. Most Class I devices are exempt from 510(k) requirements. Most Class II devices, including the ZIO Patch, require 510(k) clearance from the FDA in order to be marketed in the United States. A 510(k) submission must demonstrate that the device is substantially equivalent to a device legally in commercial distribution in the United States: (1) before May 28, 1976; or (2) to another device that has been cleared through the 510(k) process and determined by FDA to be substantially equivalent. To be substantially equivalent, the proposed device must have the same intended use as the predicate device and either have the same technological characteristics as the predicate device or have different technological characteristics and not raise different questions of safety or effectiveness than the predicate device. Clinical data is sometimes required to support substantial equivalence. In some instances, data from human clinical trials must also be submitted in support of a 510(k) submission. If so, this data must be collected in a manner that conforms with specific requirements in federal regulations. Most Class III devices are high risk devices that pose a significant risk of illness or injury or devices found not to be substantially equivalent to Class I and II predicate devices through the 510(k) process and require PMA. The PMA process for Class III devices is more involved and includes the submission of clinical data to support claims made for the device.

The ZIO Patch maintains FDA 510(k) clearance as a Class II device, with each new generation of the device receiving individual clearance. In addition, the ZIO ECG Utilization Service System, or the ZEUS System, originally received FDA 510(k) clearance in 2009 as a Class II device. The ZEUS System is the combination of proprietary algorithms and software tools that our certified cardiac technicians utilize to curate the ECG data and create the ZIO Report electronically. Significant modifications made to the ZEUS System since its original clearance were evaluated by the FDA and received 510(k) clearance in November 2014.

Pervasive and Continuing Regulation

After a device is placed on the market, numerous regulatory requirements continue to apply. These include:

•	the FDA’s QSR, which requires manufacturers, including their suppliers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the manufacturing process

•	labeling regulations and FDA prohibitions against the promotion of products for uncleared, unapproved or off-label uses

•	medical device reporting, or MDR, regulations, which require that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction were to recur

•	medical device recalls, which require that manufacturers report to the FDA any recall of a medical device, provided the recall was initiated to either reduce a risk to health posed by the device, or to remedy a violation of the FD&C Act caused by the device that may present a risk to health

•	post-market surveillance regulations, which apply when necessary to protect the public health or to provide additional safety and effectiveness data for the device

After a device receives 510(k) clearance or PMA approval, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, will require a new clearance or approval. The FDA requires each manufacturer to make this determination initially, but the FDA can review any such decision and can disagree with a manufacturer’s determination. If the FDA disagrees with the determination not to seek a new 510(k) clearance or PMA, the FDA may retroactively require a new 510(k) clearance or premarket approval. The FDA could also require a manufacturer to cease marketing and distribution and/or recall the modified device until 510(k) clearance or premarket approval is obtained. Also, in these circumstances, the manufacturer may be subject to significant regulatory fines, penalties, and warning letters.

We have registered with the FDA as a medical device manufacturer and have obtained a manufacturing license from the California Department of Public Health, or CDPH. The FDA and CDPH have broad post-market and regulatory enforcement powers. We are subject to unannounced inspections by the FDA and the Food and Drug Branch of CDPH to determine our compliance with the QSR and other regulations, and these inspections may include the manufacturing facilities of our suppliers. Additionally, NSAI regularly inspects our manufacturing, design and operational facilities to ensure ongoing ISO 13485 compliance in order to maintain our CE mark.

Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA, which may include any of the following sanctions:

•	warning letters, fines, injunctions, consent decrees and civil penalties

•	repair, replacement, refunds, recall or seizure of our products

•	operating restrictions, partial suspension or total shutdown of production

•	refusing our requests for 510(k) clearance or premarket approval of new products, new intended uses or modifications to existing products

•	withdrawing 510(k) clearance or premarket approvals that have already been granted

•	criminal prosecution

European Union

The ZIO Patch is regulated in the European Union as a medical device per the European Union Directive 93/42/EEC, also known as the Medical Device Directive. The MDD sets out the basic regulatory framework for medical devices in the European Union. The system of regulating medical devices operates by way of a certification for each medical device. Each certified device is marked with the CE mark which shows that the device has a Certificat de Conformité. There are national bodies known as Competent Authorities in each member state which oversee the implementation of the MDD within their jurisdiction. The means for achieving the requirements for the CE mark vary according to the nature of the device. Devices are classified in accordance with their perceived risks, similarly to the U.S. system. The class of a product determines the conformity assessment required before the CE mark can be placed on a product. Conformity assessments for our products are carried out as required by the MDD. Each member state can appoint Notified Bodies within its jurisdiction. If a Notified Body of one member state has issued a Certificat de Conformité, the device can be sold throughout the European Union without further conformance tests being required in other member states. The CE mark is contingent upon continued compliance with the applicable regulations and the quality system requirements of the ISO 13485 standard. Our current CE mark is issued by the National Standards Authority of Ireland, or NSAI.

Health Insurance Portability and Accountability Act

The Health Insurance Portability and Accountability Act of 1996, or HIPAA, established comprehensive federal protection for the privacy and security of health information. Under HIPAA, the Department of Health and Human Services, or HHS, has issued regulations to protect the privacy and security of protected health information used or disclosed by Covered Entities, including healthcare providers, such as us. HIPAA also regulates standardization of data content, codes and formats used in healthcare transactions and standardization of identifiers for health plans and providers. The privacy regulations protect medical records and other protected health information by limiting their use and release, giving patients the right to access their medical records and limiting most disclosures of health information to the minimum amount necessary to accomplish an intended purpose. The HIPAA security standards require the adoption of administrative, physical, and technical safeguards and the adoption of written security policies and procedures. HIPAA requires Covered Entities to execute Business Associate Agreements with individuals and organizations, or Business Associates, who provide services to Covered Entities and who need access to protected health information. We are a Covered Entity under HIPAA and subject to HIPAA regulations.

In 2009, Congress enacted Subtitle D of the Health Information Technology for Economic and Clinical Health Act, or HITECH. HITECH amends HIPAA and, among other things, creates new targets for enforcement, imposes new penalties for noncompliance and establishes new breach notification requirements for Covered Entities and Business Associates.

Under HITECH’s breach notification requirements, Covered Entities must report breaches of protected health information that has not been encrypted or otherwise secured in accordance with guidance from HHS. Required breach notices must be made as soon as is reasonably practicable, but no later than 60 days following discovery of the breach. Reports must be made to affected individuals and to HHS, and in some cases they must be reported through local and national media, depending on the size of the breach. We are subject to audit under HHS’s HITECH-mandated audit program. We may also be audited in connection with a privacy complaint. We are subject to prosecution and/or administrative enforcement and increased civil and criminal penalties for non-compliance, including a new, four-tiered system of monetary penalties adopted under HITECH. We are also subject to enforcement by state attorneys general who were given authority to enforce HIPAA under HITECH. To avoid penalties under the HITECH breach notification provisions, we must ensure that breaches of protected health information are promptly detected and reported within the company, so that we can make all required notifications on a timely basis. However, even if we make required reports on a timely basis, we may still be subject to penalties for the underlying breach.

In addition to the federal privacy regulations, there are a number of state laws regarding the privacy and security of health information and personal data that apply to us. The compliance requirements of these laws, including additional breach reporting requirements, and the penalties for violation vary widely, and new privacy and security laws in this area are evolving. Requirements of these laws and penalties for violations vary widely.

If we or our operations are found to be in violation of HIPAA, HITECH, or their implementing regulations, we may be subject to penalties, including civil and criminal penalties, fines, and exclusion from participation in federal or state healthcare programs, and the curtailment or restructuring of our operations. HITECH increased the civil and criminal penalties that may be imposed against Covered Entities, their Business Associates and possibly other persons, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney’s fees and costs associated with pursuing federal civil actions.

Federal, State and Foreign Fraud and Abuse Laws

Because of the significant federal funding involved in CMS programs such as Medicare and Medicaid, Congress and the states have enacted, and actively enforce, a number of laws to eliminate fraud and abuse in federal healthcare programs. Our business is subject to compliance with these laws. In March 2010, the Patient Protection and Affordable Care Act, as amended by the Healthcare and Education Affordability Reconciliation Act, which we refer to collectively as the Affordable Care Act, was enacted in the United States. The Affordable Care Act expands the government’s investigative and enforcement authority and increases the penalties for fraud and abuse, including amendments to both the Anti-Kickback Statute and the False Claims Act, to make it easier to bring suit under these statutes. The Affordable Care Act also allocates additional resources and tools for the government to police healthcare fraud, with expanded subpoena power for HHS, additional funding to investigate fraud and abuse across the healthcare system and expanded use of recovery audit contractors for enforcement.

Anti-Kickback Statutes

The federal Anti-Kickback Statute prohibits persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual, or the furnishing or arranging for a good or service, for which payment may be made under a federal healthcare program, such as Medicare or Medicaid.

The definition of “remuneration” has been broadly interpreted to include anything of value, including, for example, gifts, certain discounts, the furnishing of free supplies, equipment or services, credit arrangements, payment of cash and waivers of payments. Several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered businesses, the statute has been violated. Penalties for violations include criminal penalties and civil sanctions such as fines, imprisonment and possible exclusion from Medicare, Medicaid and other federal healthcare programs. In addition some kickback allegations have been claimed to violate the Federal False Claims Act.

The Anti-Kickback Statute is broad and prohibits many arrangements and practices that are otherwise lawful in businesses outside of the healthcare industry. Recognizing that the Anti- Kickback Statute is broad and may technically prohibit many innocuous or beneficial arrangements, Congress authorized the Office of Inspector General (OIG) of the HHS to issue a series of regulations known as “safe harbors.” These safe harbors set forth provisions that, if all their applicable requirements are met, will assure healthcare providers and other parties that they will not be prosecuted under the Anti-Kickback Statute. The failure of a transaction or arrangement to fit precisely within one or more safe harbors does not necessarily mean that it is illegal or that prosecution will be pursued. However, conduct and business arrangements that do not fully satisfy an applicable safe harbor may result in increased scrutiny by government enforcement authorities such as OIG.

Many states have adopted laws similar to the Anti-Kickback Statute. Some of these state prohibitions apply to referral of recipients for healthcare products or services reimbursed by any source, not only CMS programs.

Government officials have focused their enforcement efforts on the marketing of healthcare services and products, among other activities, and recently have brought cases against companies, and certain individual sales, marketing and executive personnel, for allegedly offering unlawful inducements to potential or existing customers in an attempt to procure their business.

Federal False Claims Act

Another development affecting the healthcare industry is the increased use of the federal False Claims Act, or FCA, and in particular, action brought pursuant to the FCA’s “whistleblower” or “qui tam” provisions. The FCA imposes liability on any person or entity that, among other things, knowingly presents, or causes to be presented, a false or fraudulent claim for payment by a federal healthcare program. The qui tam provisions of the FCA allow a private individual to bring actions on behalf of the federal government alleging that the defendant has violated the FCA and to share in any monetary recovery. As a result, in recent years, the number of suits brought against healthcare providers by private individuals has increased dramatically. In addition, various states have enacted false claims laws analogous to the FCA, and many of these state laws apply where a claim is submitted to any third party payor and not only a federal healthcare program.

When an entity is determined to have violated the FCA, it may be required to pay up to three times the actual damages sustained by the government, plus civil penalties of between $5,500 and $11,000 for each separate instance of false claim. As part of any settlement, the government will usually require the entity to enter into a corporate integrity agreement, which imposes certain compliance, certification and reporting obligations. There are many potential bases for liability under the FCA. Liability arises, primarily, when an entity knowingly submits, or causes another to submit, a false claim for reimbursement to the federal government. The federal government has used the FCA to assert liability on the basis of inadequate care, kickbacks and other improper referrals, and improper use of CMS billing numbers when detailing the provider of services, in addition to the more predictable allegations of misrepresentations with respect to the services rendered. In addition, the federal government has prosecuted companies under the FCA in connection with off-label promotion of products. Our activities relating to the reporting of discount and rebate information and other information affecting federal, state and third party reimbursement of our products and services and the sale and marketing of our products and services may be subject to scrutiny under these laws.

While we are unaware of any current matters, we are unable to predict whether we will be subject to actions under the FCA or a similar state law, or the impact of such actions. However, the costs of defending such claims, as well as any sanctions imposed, could significantly affect our financial performance.

Open Payments

The Physician Payment Sunshine Act, known as “Open Payments” and enacted as part of the Affordable Care Act, requires all pharmaceutical and medical device manufacturers of products covered by Medicare, Medicaid or the Children’s Health Insurance Program to report annually to HHS: (i) payments and transfers of value to teaching hospitals and licensed physicians, (ii) physician ownership in the manufacturer, and (iii) research payments. The payments required to be reported include the cost of meals provided to a physician, travel reimbursements and other transfers of value, including those provided as part of contracted services such as speaker programs, advisory boards, consultation services and clinical trial services. The statute requires the federal government to make reported information available to the public. Failure to comply with the reporting requirements can result in significant civil monetary penalties ranging from $1,000 to $10,000 for each payment or other transfer of value that is not reported (up to a maximum per annual report of $150,000) and from $10,000 to $100,000 for each knowing failure to report (up to a maximum per annual report of $1.0 million). Additionally, there are criminal penalties if an entity intentionally makes false statements in such reports. We are subject to Open Payments and the information we disclose may lead to greater scrutiny, which may result in modifications to established practices and additional costs. Additionally, similar reporting requirements have also been enacted on the state level domestically, and an increasing number of countries worldwide either have adopted or are considering similar laws requiring transparency of interactions with healthcare professionals.

Foreign Corrupt Practices Act

The Foreign Corrupt Practices Act, or FCPA, prohibits any U.S. individual or business from paying, offering, or authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the United States to comply with accounting provisions requiring us to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, if any, and to devise and maintain an adequate system of internal accounting controls for international operations.

International Laws

In Europe, various countries have adopted anti-bribery laws providing for severe consequences in the form of criminal penalties and significant fines for individuals or companies committing a bribery offense. Violations of these anti-bribery laws, or allegations of such violations, could have a negative impact on our business, results of operations and reputation.

For instance, in the United Kingdom, under the U.K. Bribery Act 2010, a bribery occurs when a person offers, gives or promises to give a financial or other advantage to induce or reward another individual to improperly perform certain functions or activities, including any function of a public nature. Bribery of foreign public officials also falls within the scope of the U.K. Bribery Act 2010. An individual found in violation of the U.K. Bribery Act 2010, faces imprisonment of up to 10 years. In addition, the individual can be subject to an unlimited fine, as can commercial organizations for failure to prevent bribery.

There are also international privacy laws that impose restrictions on the access, use, and disclosure of health information. All of these laws may impact our business. Our failure to comply with these privacy laws or significant changes in the laws restricting our ability to obtain required patient information could significantly impact our business and our future business plans.

U.S. Centers for Medicare and Medicaid Services (CMS)

Medicare is a federal program administered by CMS through fiscal intermediaries and carriers. Available to individuals age 65 or over, and certain other individuals, the Medicare program provides, among other things, healthcare benefits that cover, within prescribed limits, the major costs of most medically necessary care for such individuals, subject to certain deductibles and copayments.

CMS has established guidelines for the coverage and reimbursement of certain products, supplies and services. In general, in order to be reimbursed by Medicare, a healthcare product or service furnished to a Medicare beneficiary must be reasonable and necessary for the diagnosis or treatment of an illness or injury, or to improve the functioning of a malformed body part. The methodology for determining coverage status and the amount of Medicare reimbursement varies based upon, among other factors, the setting in which a Medicare beneficiary received healthcare products and services. Any changes in federal legislation, regulations and policy affecting Medicare coverage and reimbursement relative to our ZIO Service could have a material effect on our performance.

CMS also administers the Medicaid program, a cooperative federal/state program that provides medical assistance benefits to qualifying low income and medically needy persons. State participation in Medicaid is optional, and each state is given discretion in developing and administering its own Medicaid program, subject to certain federal requirements pertaining to payment levels, eligibility criteria and minimum categories of services. The coverage, method and level of reimbursement varies from state to state and is subject to each state’s budget restraints. Changes to the coverage, method or level of reimbursement for our ZIO Service may affect future revenue negatively if reimbursement amounts are decreased or discontinued.

All CMS programs are subject to statutory and regulatory changes, retroactive and prospective rate adjustments, administrative rulings, interpretations of policy, intermediary determinations, and government funding restrictions, all of which may materially increase or decrease the rate of program payments to healthcare facilities and other healthcare providers, including those paid for our ZIO Service.

Our facilities in Illinois, California and Texas are enrolled as independent diagnostic testing facilities, or IDTFs, defined by CMS as entities independent of a hospital or physician’s office in which diagnostic tests are performed by licensed or certified nonphysician personnel under appropriate physician supervision. CMS has set certain performance standards that every IDTF must meet in order to obtain or maintain its billing privileges.

United States Healthcare Reform

Changes in healthcare policy could increase our costs and subject us to additional regulatory requirements that may interrupt commercialization of our current and future solutions. Changes in healthcare policy could increase our costs, decrease our revenue and impact sales of and reimbursement for our current and future products and services. The ACA substantially changes the way healthcare is financed by both governmental and private insurers, and significantly impacts our industry. The ACA contains a number of provisions that impact our business and operations, some of which in ways we cannot currently predict, including those governing enrollment in federal healthcare programs and reimbursement changes.

We believe that there will continue to be proposals by legislators at both the federal and state levels, regulators and third party payors to reduce costs while expanding individual healthcare benefits. Certain of these changes could impose additional limitations on the rates we will be able to charge for our current and future products and services or the amounts of reimbursement available for our current and future products and services from governmental agencies or third party payors. While in general it is too early to predict specifically what effect the ACA and its implementation or any future healthcare reform legislation or policies will have on our business, current and future healthcare reform legislation and policies could have a material adverse effect on our business and financial condition.

Employees

As of September 30, 2016, we had 373 full-time employees. None of our employees is represented by a labor union or is a party to a collective bargaining agreement and we believe that our employee relations are good.

Facilities

We currently lease 16,643 square feet for our corporate headquarters located in San Francisco, California under a lease agreement which we expect will terminate by December 2016. In August 2016, we signed a separate lease for 60,873 square feet of office space, also in San Francisco, California, which commenced in September 2016 and which will expire in February 2020.

We lease 41,500 square feet for our clinical center in Lincolnshire, Illinois under a lease agreement that expires in October 2019. We also lease 5,920 square feet in Houston, Texas for another clinical center under a lease agreement that expires in September 2017.

We lease 9,866 square feet for our manufacturing and distribution facilities in Cypress, California under an agreement that expires in September 2020.

We believe that these facilities are sufficient to meet our current and anticipated future needs.

Legal Proceedings

We are not currently a party to any material legal proceedings. From time to time we may be involved in legal proceedings or investigations, which could have an adverse impact on our reputation, business and financial condition and divert the attention of our management from the operation of our business.

MANAGEMENT

Executive Officers, Key Employees and Directors

The following table sets forth information, as of September 30, 2016, regarding our executive officers, key employees and directors.

Name	Age	Title
Executive Officers
Kevin M. King	60	President, Chief Executive Officer and Director
Matthew C. Garrett	48	Chief Financial Officer
David A. Vort	50	Executive Vice President, Sales
Derrick Sung	43	Executive Vice President, Strategy and Corporate Development

Key Employees
Jon D. Darsee	57	Executive Vice President, Corporate Sales & Payer Relations
Mark J. Day	45	Executive Vice President, Research & Development
Judith C. Lenane	57	Executive Vice President, Chief Clinical Officer
Kaja J. Odegard	34	Vice President, Human Resources
Marga Ortigas-Wedekind	54	Executive Vice President, Marketing & Payer Relations
Allan B. Wilsker	57	Vice President, Information Technology and Customer Service

Non-Employee Directors
Tiba Aynechi(2)(3)	41	Director
Casper L. de Clercq(1)(2).	52	Director
Christopher M. Grant(4)	51	Director
Joshua L. Green(4)	60	Director
Vijay K. Lathi(2)	44	Director
Mark J. Rubash(1)	59	Director
Raymond W. Scott(2)(3)	69	Director
William N. Starling, Jr.(4)	63	Director
Abhijit Y. Talwalkar(1)(3)	52	Director and Chairman of the Board

(1)	Member of the audit committee.

(2)	Member of the compensation committee.

(3)	Member of the nominating and corporate governance committee.

(4)	Director resigned from our board as of October 19, 2016.

Executive Officers

Kevin M. King has served as our President, Chief Executive Officer and a member of our board of directors since July 2012. Mr. King has nearly three decades of experience in the healthcare and IT industries in leadership roles. In January 2007, Mr. King joined Affymetrix, Inc., a publicly traded technology innovator in the field of genetic analysis, as President of Life Sciences Business and Executive Vice President. Mr. King was promoted to President of Affymetrix in September 2007 and then served as President and Chief Executive Officer and a director of Affymetrix from January 2009 until June 2011, leading Affymetrix on a growth strategy into new markets for downstream validation and molecular diagnostics and overseeing several acquisitions. Prior to Affymetrix, from February 2005 until June 2006, Mr. King served as President and Chief Executive Officer of Thomson Healthcare, an information services business which focused on a range of healthcare-related businesses. From March 1997 until November 2004, Mr. King was a senior executive at GE Healthcare, where he led several business units including Magnetic Resonance Imaging and Global Clinical Systems Business. Mr. King began his career at HP’s Medical Products Group and during his 14-year tenure held leadership roles in Sales, Marketing, R&D, and Business Development. Mr. King holds a B.A. in Economics and Biology from the University of Massachusetts and holds an M.B.A. from New Hampshire College.

We believe Mr. King is qualified to serve as a member of our board of directors because of his extensive business experience, his extensive knowledge of digital healthcare company operations, and his experience working with companies, regulators and other stakeholders in the medical industry.

Matthew C. Garrett has served as our Chief Financial Officer since January 2013. Mr. Garrett brings more than 20 years of leadership experience in finance, investor relations, business development, and operations to our company. From March 2010 until December 2012, he served as Chief Financial Officer of Navigenics, Inc., a provider of genetic testing for common health conditions, where he led all finance functions, strategic partnerships, and successfully facilitated the sale of the company to Life Technologies Corp. From October 2008 until March 2010, Mr. Garrett served as Director of Business Development at Corventis Inc., a health monitor applications company, where he was responsible for directing corporate operations and business collaborations related to the advancement and promotion of the company’s health monitor applications. From October 2006 until September 2008, Mr. Garrett also served as Vice President of Finance, Chief Accounting Officer and Treasurer for Cogentus Pharmaceuticals Inc., a developer of prescription pharmaceutical products. Earlier in his career, Mr. Garrett served as Finance Director in Research & Development and, subsequently, Director of Strategic Marketing and Pricing at Affymetrix, Inc. Prior to Affymetrix, he held various finance roles at Guidant Corporation, a medical technology company focused on cardiac and vascular solutions. Mr. Garrett holds a B.A. in Finance from the University of Iowa, Iowa City and an M.B.A. from the Kelley School of Business, Indiana University Bloomington.

David A. Vort has served as our Executive Vice President of Sales since January 2014. From April 2012 to December 2013, he served as Vice President of US Sales at InTouch Health, a provider of telemedicine and remote presence solutions. From July 2007 to April 2012, Mr. Vort served as Area Vice President of Western Sales for Intuitive Surgical, Inc., the manufacturer of the da Vinci Surgical Robotics system. From 2004 until 2007, Mr. Vort was the Revision Business Sales Director for Stryker Corporation. From 1999 until 2004, Mr. Vort held several positions domestically and in Europe for the Global Healthcare Exchange, LLC, where he was a founder. From 1992 until 1997, he held several positions with U.S. Surgical Corporation, prior to its sale to Covidien plc. Mr. Vort holds a B.S. in Political Science from the University of the Pacific.

Derrick Sung has served as our Executive Vice President of Strategy and Corporate Development since May 2015. From 2008 to 2015, Dr. Sung was an equity research analyst covering the medical devices sector for Sanford C. Bernstein & Co., LLC. From 2004 to 2008, he was Director of Marketing and Business Development in Boston Scientific Corp.’s Neuromodulation Division. From 2000 to 2004, Dr. Sung served as a management consultant at The Boston Consulting Group where he advised biopharmaceutical and medical device companies. Dr. Sung began his career in 1994 as a research and development engineer designing heart catheters for Guidant Corporation. Dr. Sung holds a Ph.D. in Bioengineering from U.C. San Diego, an M.B.A. from San Diego State University and a B.S. in Mechanical Engineering from Stanford University.

Key Employees

Jon D. Darsee has served as our Executive Vice President of Corporate Sales & Payer Relations since January 2012. From March 2008 until January 2011, Mr. Darsee served as our Executive Vice President of Sales and Marketing, and from February 2011 to December 2011, he served as our Executive Vice President of Sales and Business Development. From August 2004 to March 2008, Mr. Darsee was Managing Partner of Darsee and Associates, LLC, a consulting firm. In 2003, he was Vice President and General Manager of Instromedix, Inc., a manufacturer of cardiac event monitors and transtelephonic pacemaker transmitters. In 2001, Mr. Darsee was the Managing Director of Card Guard Europe BV and in 2002 he served as Managing Director of LifeWatch International BV. Mr. Darsee has a B.A. from the University of Iowa.

Mark J. Day has served as our Executive Vice President of Research & Development since 2012. From 2008 to 2012, Mr. Day was our Vice President of Research & Development. He initially joined the company in 2007 as Director of Systems Development. Prior to joining us, from 2004 to 2007, he worked in Medtronic’s Cardiac Rhythm Disease Management division. Prior to Medtronic, Mr. Day was Chief Technical Officer of CarePages, Inc., a blogging site for patients. Mr. Day received an M.B.A. in Marketing from the Wharton

School, University of Pennsylvania, a Ph.D. in Computation Flow Physics from Stanford University, and also received an M.S. from Stanford, and a B.Sc. from Queen’s University, both in Mechanical Engineering.

Judith C. Lenane has served as our Executive Vice President, Operations and Chief Clinical Officer since December 2011. From October 2010 to December 2011, she served as our Chief Operating Officer and Executive Vice President, Operations and from July 2008 to October 2010, she served as our Executive Vice President, Operations. Ms. Lenane is a nurse and medical business executive. From June 2006 to June 2008, she was the Vice President of Business Development for Centura Health, a major integrated healthcare delivery system in the state of Colorado. Ms. Lenane currently serves on the board of directors for HSS, Inc. Ms. Lenane has a B.S. in Nursing from Mercy College of Detroit and Masters in Administration-Healthcare from the University of Maryland.

Kaja J. Odegard has served as our Vice President of Human Resources since March 2015. Ms. Odegard joined us in June 2008, and during her tenure she built our Human Resource Department responsible for our strategic human resource planning. From June 2010 to March 2015, she served as a Generalist, Manager and HR Director. Ms. Odegard has a B.A. in Political Science & International Studies from California Lutheran University.

Marga Ortigas-Wedekind has served as our Executive Vice President of Marketing & Payer Relations since July 2015. From January 2009 to April 2015, Ms. Ortigas-Wedekind was the Executive Vice President of Global Marketing and Product Development at Omnicell, Inc., a provider of automation and analytics software for medication and supply management in healthcare systems. Before that, she was the Senior Vice President of Marketing, Development and Clinical Affairs at Xoft, Inc. (subsequently acquired by iCAD Inc.), a radiation oncology company, from February 2002 until December 2008. Ms. Ortigas-Wedekind previously held positions leading sales and marketing at ProDuct Health, Inc. which was acquired by Hologic, Inc., and in worldwide marketing and development at Guidant Corporation, which was acquired by Abbott Vascular, a division of Abbott Laboratories. Ms. Ortigas-Wedekind has a B.A. in Political Economics from Wellesley College and an M.B.A. from the Stanford Graduate School of Business.

Allan B. Wilsker has served as our Vice President of Information Technology and Customer Service since January 2013. From November 2001 to October 2012, Mr. Wilsker was Vice President of Operations at Epocrates, Inc., a software developer for healthcare professionals. Prior to joining Epocrates, he was Vice President of Operations for Privada Global, Inc. Mr. Wilsker holds a B.S. from Drexel University.

Non-Employee Directors

Tiba Aynechi has served as a member of our board of directors since May 2014. Dr. Aynechi is employed as a Partner at Novo Ventures (US) Inc., which provides certain consultancy services to Novo A/S, a Danish limited liability company that manages investments and financial assets. She is a member of the board of directors of two privately-held medical device/biopharmaceutical companies. Prior to joining Novo Ventures (US) Inc. in March 2010, Dr. Aynechi was employed from June 2006 to March 2010, by Burrill & Company, a private financial firm specializing in biotechnology and life sciences investment, in various positions, including from January 2009 to March 2010, as a Director in Merchant Banking where she was responsible for regional and cross-border mergers and acquisitions, licensing, and financing transactions. Dr. Aynechi holds a Ph.D. in Biophysics from the University of California, San Francisco and a B.S. in Physics from the University of California, Irvine.

We believe Dr. Aynechi is qualified to serve as a member of our board of directors because of her medical background and her substantial corporate development and business strategy expertise gained in the venture capital industry.

Casper L. de Clercq has served as a member of our board of directors since March 2013. Mr. de Clercq has been a partner at Norwest Venture Partners, a venture capital firm, since January 2011. Prior to joining Norwest Venture Partners, he was a partner of U.S. Venture Partners, a venture capital firm, from August 2004 to January 2011. He currently serves on the boards of directors of several privately-held companies and was previously on the board of directors of Intersect ENT, Inc., a public company, from February 2013 to July 2015, and Basis

Science, Inc. a privately-held company, prior to its acquisition by Intel Corporation. Mr. de Clercq holds a B.A. in Biochemistry from Dartmouth College, an M.S. in Biological Science from Stanford University, and an M.B.A. from Stanford Graduate School of Business.

We believe Mr. de Clercq is qualified to serve as a member of our board of directors because of his experience in the industry and his financial and business expertise.

Christopher M. Grant served as a member of our board of directors since March 2015. Mr. Grant is the Executive Managing Director of Kaiser Permanente’s Venture Capital Group, and has been a member of The Permanente Federation’s senior Executive Leadership Team since 2002. Prior to joining Kaiser Permanente in 1995, Mr. Grant held several positions on the Business Development and Financial Management Team of Rockwell International Corp. In the past, Mr. Grant served as a member of the board of directors for a number of early-stage medical technology companies, including Bacchus Vascular, Concerro, and Nursefinders/AMN Health. Mr. Grant has a Bachelor’s degree in Business from the University of California, Santa Barbara and has completed executive management programs at the Harvard Business School and Kenan-Flagler School of Business (University of North Carolina at Chapel Hill) as well as the Venture Capital Institute Graduate and Undergraduate programs.

We believe Mr. Grant was qualified to serve as a member of our board of directors because of his years of experience and knowledge of the healthcare industry, his experience serving on the boards of medical technology companies, and his perspective as a senior executive of a large healthcare provider.

Joshua L. Green served as a member of our board of directors since July 2010. Mr. Green is the General Counsel of Carbon3D, Inc., a privately-held developer of 3D printing technology, which he joined in February 2016. Mr. Green has been a general partner at Mohr Davidow Ventures, a venture capital firm, since May 2006. Prior to joining Mohr Davidow Ventures, Mr. Green practiced law at Venture Law Group and Brobeck, Phleger & Harrison, both law firms, for over twenty years. In the past, Mr. Green has served on the board of several private and public companies and currently sits on the board of directors of Genomatica, Inc. Mr. Green holds a B.A. in Political Science from the University of California, Los Angeles and a J.D. from the University of California, Los Angeles, School of Law.

We believe Mr. Green was qualified to serve as a member of our board of directors because of his experience providing advice and counsel to emerging growth companies in Silicon Valley.

Vijay K. Lathi has served as a member of our board of directors since April 2011. Mr. Lathi is a Managing Director at New Leaf Venture Partners, a venture capital firm that invests primarily in healthcare technology, and concentrates primarily on information convergence and diagnostics investments. Mr. Lathi is a founder of New Leaf Venture Partners in 2005. Prior to New Leaf, Mr. Lathi worked as a partner at the Sprout Group, a venture capitalist affiliate of Credit Suisse AG. Prior to joining Sprout, Mr. Lathi worked as an analyst in the Healthcare Venture Capital Group at Robertson Stephens & Co. and Cornerstone Research & Development. In the past Mr. Lathi has also served on the board of directors of CareDx, Inc., Relypsa, Inc., and Oxford Immunotec Global PLC. Mr. Lathi holds a B.S. in Chemical Engineering from the Massachusetts Institute of Technology and an M.S. from Stanford University in Chemical Engineering.

We believe Mr. Lathi is qualified to serve as a member of our board of directors because of his knowledge of the healthcare industry and his substantial corporate development and business strategy expertise gained in the venture capital industry.

Mark J. Rubash has served as a member of our board of directors since March 2016. Mr. Rubash is the Chief Financial Officer at Eventbrite, Inc., a privately-held e-commerce company, which he joined in June 2013. Prior to Eventbrite, Mr. Rubash was Chief Financial Officer at HeartFlow, Inc., a privately-held medical device company, which he joined in March 2012, and at Shutterfly, Inc., a publicly-held e-commerce company, which he joined in November 2007. Mr. Rubash was also the Chief Financial Officer of Deem, Inc. (formerly, Rearden Commerce), a privately-held e-commerce company, from August 2007 to November 2007. From February 2007 to August 2007, Mr. Rubash was a Senior Vice President at Yahoo! Inc. and he held various senior finance positions at eBay Inc. from February 2001 to July 2005. Prior to July 2005, Mr. Rubash was also an audit partner at PricewaterhouseCoopers LLP, where he was most recently the Global Leader for their Internet Industry Practice and Managing Partner for their Silicon Valley Software Industry Practice. Mr. Rubash has served as a member of the Board of Directors and Chairman of the audit committee of Intuitive Surgical, Inc., a medical device company, since October 2007, as a member of the board of directors and Chairman of the audit committee of Line 6, Inc., a music technology company, from April 2007 to January 2014, and as a member of the board of directors and audit committee of IronPlanet, Inc., a privately-held e-commerce platform for used heavy equipment, since March 2010. Mr. Rubash received his B.S. in Accounting from California State University, Sacramento.

We believe Mr. Rubash is qualified to serve as a member of our board of directors because of his financial expertise and his experience with private and public company financial accounting matters and risk management.

Raymond W. Scott has served as a member of our board of directors since December 2013. Mr. Scott has been the Chairman of the Board at eHealth Technologies, Inc. since June 2014, and the Chairman of the Board at Health Level, Inc., since January 2013. He has served as a member of the board directors of Health Fidelity, Inc. since August 2013, and as a member of the board of directors at Stella Technologies, Inc., a healthcare technology provider, since October 2015. Mr. Scott co-founded Axolotl Corporation in 1995 and served as its Chief Executive Officer until its acquisition by United Health Group in August 2010, at which point he became Executive Vice President of Product Strategy for OptumInsight, Inc., a subsidiary of United Health Group. Mr. Scott is a Member of British Computing Society (MBCS), a Chartered Engineer and holds a B.Sc. (Honors) in Mathematics.

We believe Mr. Scott is qualified to serve as a member of our board of directors because of his extensive experience serving on the boards of public and private companies, his knowledge of the healthcare industry, and his financial and business expertise.

William N. Starling, Jr. served as a member of our board of directors since January 2007. Since November 2006, Mr. Starling has been Managing Director of Synergy Life Science Partners, LP, and Chief Executive Officer of Synecor, LLC, a business generator of new life science companies based in Research Triangle Park, North Carolina. Through his association with Synecor, Mr. Starling is a cofounder of a number of life science companies, including BaroSense, Inc., Bioerodible Vascular Solutions, Inc., (acquired by Guidant Corporation Abbott Laboratories in March 2003), InnerPulse, Inc., TransEnterix, Inc., Interventional Autonomics Corporation, NeuroTronik Limited, Aegis Surgical Limited and Atrius Limited. Mr. Starling currently serves as Chief Executive Officer of Aegis Surgical Limited and Atrius Limited, both Irish-based companies in the structural heart field, and serves as a board member of EBR Systems, Inc., a medical device company focused on treatment of cardiac rhythm disease. Mr. Starling is also Chairman of the Board of Interventional Autonomics Corporation, and serves on the board of directors of TransEnterix, Inc. Mr. Starling holds a B.S. from the University of North Carolina at Chapel Hill and an M.B.A. from the University of Southern California.

We believe Mr. Starling was qualified to serve as a member of our board of directors because of his extensive experience serving on the boards of public and private companies, his years of experience and knowledge of the healthcare industry, and his financial and business expertise.

Abhijit Y. Talwalkar has served as a member and Chairman of our board of directors since May 2016. Since May 2014, Mr. Talwalkar has primarily served as a consultant and advisor to start-up companies in the San Francisco Bay Area and as a board member or advisor to the public companies discussed below. Mr. Talwalkar is the former President and Chief Executive Officer of LSI Corporation, a leading provider of silicon, systems and software technologies for the storage and networking markets, a position he held from May 2005 until the completion of LSI’s merger with Avago Technologies in May 2014. From 1993 to 2005, Mr. Talwalkar was employed by Intel Corporation. At Intel, he held a number of senior management positions, including Corporate Vice President and Co-General Manager of the Digital Enterprise Group, which was comprised of Intel’s business client, server, storage and communications business, and Vice President and General Manager for the Intel Enterprise Platform Group, where he focused on developing, marketing, and supporting Intel business strategies for enterprise computing. Prior to joining Intel, Mr. Talwalkar held senior engineering and marketing positions at Sequent Computer Systems, a multiprocessing computer systems design and manufacturer that later became a part of IBM, Bipolar Integrated Technology, Inc., a VLSI bipolar semiconductor company, and Lattice Semiconductor Inc., a service driven developer of programmable design solutions widely used in semiconductor components. Mr. Talwalkar has served as an advisor to the board of directors of TE Connectivity Ltd. since August 2016. Since 2011, Mr. Talwalkar has served on the board of directors of Lam Research Corporation and has previously served as a member of the board of directors of LSI from May 2005 to May 2014 and the U.S. Semiconductor Industry Association, a semiconductor industry trade association, from May 2005 to May 2014. He was also a member of the U.S. delegation for World Semiconductor Council proceedings. He has served as the chairman of the Bay Area chapter of the nationwide nonprofit organization Friends of the Children since January 2015. He holds a B.S. in Electrical Engineering from Oregon State University.

We believe Mr. Talwalkar is qualified to serve as Chairman of our board of directors because of his experience in leadership roles at major technology companies and his years of experience serving on public company boards.

Executive Officers

Each of our executive officers serves at the discretion of our board of directors and holds office until his or her successor is duly elected and qualified or until his or her earlier resignation or removal.

Board of Directors

Our business is managed under the direction of our board of directors, which consists of seven directors. Our directors hold office until the earlier of their death, resignation, removal or disqualification, or until their successors have been elected and qualified. We are actively searching for qualified candidates to add to our board of directors or to replace current members. Our board of directors does not have a formal policy on whether the roles of Chief Executive Officer and Chairman of our board of directors should be separate. Prior to this offering, the members of our board of directors were elected in compliance with the provisions of our amended and restated certificate of incorporation and a voting agreement among certain of our stockholders. The voting agreement will terminate upon the completion of this offering and none of our stockholders will have any special rights regarding the election or designation of members of our board of directors.

Upon completion of this offering, our bylaws will be amended and restated to provide that the authorized number of directors may be changed only by resolution of the board of directors. Upon the completion of this offering, our board of directors will be divided into three classes with staggered three-year terms. Our first annual meeting of stockholders will be in 2017. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election or until their earlier death, resignation or removal. Our directors will be divided among the three classes as follows:

•	Class I directors will be Tiba Aynechi and Casper L. de Clercq, and their terms will expire at our annual meeting of stockholders to be held in 2017

•	Class II directors will be Vijay K. Lathi and Mark J. Rubash, and their terms will expire at our annual meeting of stockholders to be held in 2018

•	Class III directors will be Kevin M. King, Abhijit Y. Talwalkar and Raymond W. Scott and their terms will expire at our annual meeting of stockholders to be held in 2019

This classification of the board of directors, together with the ability of the stockholders to remove our directors only for cause and the inability of stockholders to call special meetings, may have the effect of delaying or preventing a change in control or management. See “Description of Capital Stock—Anti-Takeover Effects or Provisions of our Amended and Restated Certificate of Incorporation, our Amended and Restated Bylaws and Delaware Law” for a discussion of other antitakeover provisions that will be included in our amended and restated certificate of incorporation that will become effective prior to the completion of this offering.

Director Independence

In connection with this offering, our common stock will be quoted on The NASDAQ Stock Market. Under the rules of The NASDAQ Stock Market, independent directors must comprise a majority of a listed company’s board of directors within a specified period of time after listing on The NASDAQ Stock Market. In addition, the rules of The NASDAQ Stock Market require that, subject to specified exceptions, each member of a listed company’s audit, compensation, and nominating and governance committees be independent. Our board of directors has reviewed the independence of each director and determined that Messrs. de Clercq, Lathi, Rubash, Scott and Talwalkar and Dr. Aynechi are independent under the rules of The NASDAQ Stock Market. Our board of directors will review the independence of each director at least annually. During these reviews, the board of directors will consider transactions and relationships between each director, and his or her immediate family and affiliates, and our company and its management to determine whether any such transactions or relationships are inconsistent with a determination that the director is independent. This review will be based primarily on responses of the directors to questions in a directors’ and officers’ questionnaire regarding employment, business, familial, compensation and other relationships with our company including its management.

We believe that the composition of our board of directors meets the requirements for independence under the current requirements of The NASDAQ Stock Market. As required by The NASDAQ Stock Market, we anticipate that our independent directors will meet in regularly scheduled executive sessions at which only independent directors are present. We intend to comply with future governance requirements to the extent they become applicable to us.

Corporate Governance

We believe that good corporate governance is important to ensure that, as a public company, we will be managed for the long-term benefit of our stockholders. In preparation for the offering being made by this prospectus, we and our board of directors have been reviewing the corporate governance policies and practices of other public companies, as well as those suggested by various authorities in corporate governance. We have also considered the provisions of the Sarbanes-Oxley Act and the rules of the SEC and The NASDAQ Stock Market.

Based on this review, our board of directors has taken steps to implement many of these provisions and rules. In particular, we have approved charters for the audit committee, compensation committee and nominating and governance committee, as well as a code of business conduct and ethics applicable to all of our directors, officers and employees.

Board Committees

Our board of directors has established a standing audit committee, a compensation committee, and a nominating and governance committee. Our board of directors has assessed the independence of the members of each of these standing committees as defined under the rules of The NASDAQ Stock Market and, in the case of the audit committee, the independence requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or Exchange Act.

Audit Committee. Messrs. de Clercq, Rubash and Talwalkar serve on our audit committee. Mr. Rubash serves as the chair of the audit committee. Our board of directors has determined that all of the audit committee members meet the independence and experience requirements of the NASDAQ Stock Market and the SEC and that Mr. Rubash is an “audit committee financial expert” as defined under applicable rules of the SEC. Our board of directors has assessed whether all members of the audit committee meet the composition requirements of The NASDAQ Stock Market, including the requirements regarding financial literacy and financial sophistication. Our board of directors found that Messrs. de Clercq, Rubash and Talwalkar have met the financial literacy and financial sophistication requirements and that Messrs. Rubash and Talwalkar are independent under SEC and The NASDAQ Stock Market rules. Before the expiration of the phase-in period applicable to initial public offerings under SEC and The NASDAQ Stock Market rules, all members of our audit committee will be independent for audit committee purposes. The audit committee’s primary responsibilities include:

•	appointing, approving the compensation of, and assessing the qualifications and independence of our independent registered public accounting firm, which currently is PricewaterhouseCoopers LLP

•	reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures

•	preparing the audit committee report required by SEC rules to be included in our annual proxy statements

•	monitoring our internal control over financial reporting, disclosure controls and procedures

•	reviewing our risk management status

•	establishing policies regarding hiring employees from our independent registered public accounting firm and procedures for the receipt and retention of accounting related complaints and concerns

•	meeting independently with our independent registered public accounting firm and management

•	monitoring compliance with the code of business conduct and ethics for financial management

All audit and non-audit services must be approved in advance by the audit committee. Our board of directors has adopted a written charter for the audit committee which will be available on our website at www.iRhythmTech.com upon the completion of this offering.

Compensation Committee. Messrs. de Clercq, Lathi, and Scott and Dr. Aynechi serve on our compensation committee. Mr. de Clercq serves as the chair of the compensation committee. The compensation committee’s responsibilities include:

•	annually reviewing and approving corporate goals and objectives relevant to compensation of our chief executive officer and our other executive officers

•	determining the compensation of our chief executive officer and our other executive officers

•	reviewing and making recommendations to our board of directors with respect to director compensation

•	overseeing and administering our equity incentive plans

Our chief executive officer and chief financial officer make compensation recommendations for our other executive officers and initially proposes the corporate and departmental performance objectives under our Executive Incentive Compensation Plan to the compensation committee. From time to time, our compensation committee may use outside compensation consultants to assist it in analyzing our compensation programs and in determining appropriate levels of compensation and benefits. For example, in 2015, we engaged Compensia, Inc., to advise us on compensation philosophy as we transition towards becoming a publicly-traded company, selection of a group of peer companies to use for compensation benchmarking purposes and cash and equity compensation levels for our directors, executives and other employees based on current market practices. Our board of directors has adopted a written charter for the compensation committee which will be available on our website at www.iRhythmTech.com upon the completion of this offering.

Nominating and Governance Committee. Messrs. Scott, Talwalkar and Dr. Aynechi serve on our nominating and governance committee. Mr. Scott serves as the chair of the nominating and governance committee. The nominating and governance committee’s responsibilities include:

•	identifying individuals qualified to become members of our board of directors

•	recommending to our board of directors the persons to be nominated for election as directors and to each of our board’s committees

•	reviewing and making recommendations to our board of directors with respect to management succession planning

•	developing, updating and recommending to our board of directors corporate governance principles and policies

•	overseeing the evaluation of our board of directors and committees

Our board of directors has adopted a written charter for the nominating and governance committee which will be available on our website at www.iRhythmTech.com upon the completion of this offering.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. Following the completion of this offering, our code of business conduct and ethics will be available on our website at www.iRhythmTech.com. We intend to disclose any amendments to the code, or any waivers of its requirements, on our website to the extent required by the applicable rules and exchange requirements. The inclusion of our website address in this prospectus does not incorporate by reference into this prospectus the information on or accessible through our website.

Limitation on Liability and Indemnification Matters

Our amended and restated certificate of incorporation, which will become effective prior to the completion of this offering, contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law

•	any transaction from which the director derived an improper personal benefit

Our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective prior to the completion of this offering, provide that we are required to indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. Our amended and restated bylaws also provide that we are obligated to advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under Delaware law. We have entered, and expect to continue to enter, into agreements to indemnify our directors, executive officers and other employees as determined by our board of directors. With specified exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and our stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damages.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of directors or its compensation committee. None of the current members of the compensation committee of our board of directors has ever been one of our employees.

Director Compensation

Prior to this offering, non-employee members of our board of directors did not receive any cash compensation for service on our board of directors or committees, including attending board and committee meetings. However, we did reimburse our non-employee directors for travel, lodging and other reasonable expenses incurred in attending board, committee and other company related meetings. In addition, from time to time we have granted stock options to some of our directors. In 2015, Raymond W. Scott was granted a non-statutory stock option to purchase 12,749 shares of our common stock at an exercise price of $4.01 per share and a non-statutory stock option to purchase an additional 12,749 shares of common stock at an exercise price of $8.18 per share. The shares underlying all of Mr. Scott’s options vest in equal monthly installments over a one year period.

The following table sets forth a summary of the compensation received by our directors that are not named executive officers who received compensation during our fiscal year ended December 31, 2015:

Name(1)	Option Awards ($)(2)(3)	Total ($)
Raymond W. Scott	87,833	87,833

(1)	Raymond W. Scott was appointed to our board of directors on December 12, 2013.

(2)	Amounts shown represent the grant date fair value of options granted during 2015, as calculated in accordance with ASC Topic 718. The assumptions used in calculating the grant-date fair value of the options reported in this column are set forth in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Stock-Based Compensation.”

(3)	As of December 31, 2015, Mr. Scott had outstanding options to purchase a total of 33,997 shares of our common stock, of which 25,498 were awarded during 2015.

Directors who are also our employees receive no additional compensation for their service as directors. During 2015, Kevin M. King, who is one of our directors, was also an employee of our company. See “Executive Compensation—Summary Compensation Table” for additional information about the compensation for Mr. King.

Outside Director Compensation Policy

After the completion of this offering, each non-employee director will be eligible to receive compensation for his or her service consisting of annual cash retainers and equity awards. Our board of directors will have the discretion to revise non-employee director compensation as it deems necessary or appropriate.

Cash Compensation. All non-employee directors will be entitled to receive the following cash compensation for their services following the completion of this offering:

•	$40,000 per year for service as a board member

•	$20,000 per year additionally for service as chairman of the audit committee

•	$8,000 per year additionally for service as an audit committee member

•	$15,000 per year additionally for service as chairman of the compensation committee

•	$6,000 per year additionally for service as a compensation committee member

•	$8,000 per year additionally for service as chairman of the nominating and corporate governance committee

•	$4,000 per year additionally for service as a nominating and corporate governance committee member

All cash payments to non-employee directors, or the Retainer Cash Payments, will be paid quarterly in arrears on a prorated basis.

Equity Compensation. Following the completion of this offering, nondiscretionary, automatic grants of nonstatutory stock options will be made to our non-employee directors.

•	Initial Option. Each person who first becomes a non-employee director after the completion of this offering will be granted an option to purchase shares having a grant date fair value equal to $160,000, or the Initial Option. The Initial Option will be granted on the date of the first meeting of our board of directors or compensation committee occurring on or after the date on which the individual first became a non-employee director. The shares underlying the Initial Option will vest and become exercisable as to one thirty-sixth (1/36th) of the shares subject to such Initial Option on each monthly anniversary of the commencement of the non-employee director’s service as a director, subject to the continued service as a director through the applicable vesting date.

•	Annual Option. On each annual anniversary of the date on which a non-employee director first became a non-employee director, the non-employee director will be granted an option to purchase shares having a grant date fair value equal to $100,000, or the Annual Option. The shares underlying the Annual Option will vest and become exercisable as to one twelfth (1/12th) of the shares subject to such Annual Option on each monthly anniversary of the date of grant, subject to the continued service as a director through the applicable vesting date.

The exercise price per share of each stock option granted under our outside director compensation policy, including Initial Options and Annual Options, will be the fair market value of our common stock, as determined in accordance with our 2016 Equity Incentive Plan, or the 2016 Plan, on the date of the option grant. The grant date fair value is computed in accordance with the Black-Scholes option valuation methodology or such other methodology our board of directors or compensation committee may determine.

Any stock option granted under our outside director compensation policy will fully vest and become exercisable in the event of a change in control, as defined in our 2016 Plan, provided that the optionee remains a director through such change in control. Further, our 2016 Plan, as described below under the section titled “Employee Benefit and Stock Plans,” provides that in the event of a merger or change in control, as defined in our 2016 Plan, each outstanding equity award granted under our 2016 Plan that is held by a non-employee director will fully vest, all restrictions on the shares subject to such award will lapse, and with respect to awards with performance-based vesting, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels, and all of the shares subject to such award will become fully exercisable, if applicable, provided such optionee remains a director through such merger or change in control.

Pursuant to our outside director compensation policy, no non-employee may be issued, in any fiscal year, cash payments (including the fees under our outside director compensation policy) with a value greater than $200,000, provided that such limit will be $300,000 with respect to any non-employee director who serves in the capacity of chairman of the board, lead outside director or chairman of the audit committee at any time during the fiscal year. No non-employee director may be granted, in any fiscal year, equity awards with a grant date fair value (determined in accordance with U.S. generally accepted accounting principles) of greater than $300,000, increased to $500,000 in the fiscal year of his or her initial service as a non-employee director.

EXECUTIVE COMPENSATION

Summary Compensation Table

This discussion contains forward looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt may differ materially from currently planned programs as summarized in this discussion. As an “emerging growth company” as defined in the JOBS Act and a smaller reporting company we are not required to include a Compensation Discussion and Analysis section and have elected to comply with the scaled disclosure requirements applicable to emerging growth companies and smaller reporting companies.

The following table provides information regarding the total compensation for services rendered in all capacities that was earned by each individual who served as our principal executive officer, our chief financial officer, and our two other most highly compensated executive officers who were serving as executive officers as of December 31, 2015. These individuals were our named executive officers for 2015.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)	Stock Awards ($)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Kevin M. King	2015	364,289	—	—	578,494	248,625	—	—	1,191,408
President and Chief Executive Officer
Derrick Sung	2015	175,577	—	—	521,043	48,395	—	—	745,015
Executive Vice President, Strategy and Corporate Development
David A. Vort	2015	194,846	—	—	328,897	204,000	—	—	727,743
Executive Vice President, Sales
Matthew C. Garrett	2015	239,285	—	—	157,454	76,167	—	—	472,906
Chief Financial Officer

(1)	No salary was deferred in 2015 for any named executive officer.

(2)	The amounts reported represent the aggregate grant-date fair value of the stock options awarded to the named executive officer in 2015, calculated in accordance with ASC Topic 718. Such grant-date fair value does not take into account any estimated forfeitures related to service-vesting conditions. The assumptions used in calculating the grant-date fair value of the options reported in this column are set forth in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Stock-Based Compensation.”

(3)	Bonus amounts for 2015 for all named executive officers except for Mr. Vort were paid on February 16, 2016 pursuant to our 2015 Bonus Plan, as described in the section below titled “Executive Compensation—Non-Equity Incentive Plan Compensation.” Mr. Vort’s bonus amount was paid quarterly pursuant to the performance bonus arrangement set forth in his employment offer letter, as described in the section below titled “Executive Compensation—Executive Officer Employment Letters—David A. Vort.”

Non-Equity Incentive Plan Compensation

We provide each of our named executive officers an opportunity to receive formula-based incentive payments. The payments are based on a target incentive amount for each named executive officer.

Non-Equity Incentive Payments for Messrs. King, Sung and Garrett

For 2015, the target incentive amount and year-end payments for Messrs. King, Sung and Garrett under our 2015 Bonus Plan were as follows:

Named Executive Officer	Target Award ($)	Actual Award Amount ($)
Kevin M. King	212,500	248,625
Derrick Sung	45,959	48,395
Matthew C. Garrett	65,100	76,167

The 2015 Bonus Plan provided for non-equity incentive compensation based upon our achievement of performance goals for 2015. The actual target incentive payments were weighted 45% toward achievement of revenue growth, 35% toward achievement of improving gross margin, 10% toward achievement of delivering on value proposition, and 10% toward achievement of delivering on new markets and products.

Non-Equity Incentive Payments for Mr. Vort

Mr. Vort is eligible to receive formula-based incentive payments through his employment offer letter agreement, as described below in the section titled “Executive Compensation—Executive Officer Employment Letters—David A. Vort.” For 2015, Mr. Vort had a target incentive amount of $170,000, and received an actual award amount of $204,000 in quarterly payments.

Executive Officer Employment Letters

Kevin M. King

We entered into an employment offer letter in July 2012 with Kevin M. King, our President and Chief Executive Officer. The letter has no specific term and provides for at-will employment.

Pursuant to Mr. King’s employment offer letter, if, prior to a “Change of Control,” we terminate Mr. King’s employment without “Cause,” or through a “Constructive Termination” (as such terms are defined in Mr. King’s employment offer letter), Mr. King will receive severance of nine months base salary, reimbursement of healthcare benefits, and also an extension of 15 months (to a total of 18 months) of the post-termination period for Mr. King to exercise the stock options granted to him on September 27, 2012 and June 14, 2013, as described below in the section titled “Executive Compensation—Outstanding Equity Awards at 2015 Year-End.” If we terminate Mr. King’s employment without “Cause” in connection with a Change of Control (as part of the Change of Control or within the 12 month period after such Change of Control), Mr. King will receive severance of six months base salary and reimbursement of healthcare benefits. The severance payments described above are in each case payable in exchange for Mr. King signing and not revoking a severance agreement and general release of claims against us and our affiliates following termination of his employment.

Mr. King’s employment offer letter also provides for “double trigger” acceleration; specifically, in the event that Mr. King is terminated involuntarily without “Cause,” or via a “Constructive Termination” within 12 months of a Change of Control (as such terms are defined in Mr. King’s employment offer letter), the outstanding stock options granted to Mr. King on September 27, 2012 and June 14, 2013 will accelerate and fully vest. Furthermore, if we are sold for an aggregate value equal to or greater than $400 million, in the event that Mr. King’s options are assumed by or substituted for by an acquirer and the “double trigger” acceleration provisions described above have not been satisfied and if Mr. King has any unvested options at the time of such sale, one-fourth of the shares underlying each of the stock options granted to Mr. King on September 27, 2012 and June 14, 2013 will vest immediately prior to the Change of Control.

Effective October 19, 2016, Mr. King has a base salary of $500,000, is eligible to receive an annual performance bonus beginning in 2017 with the target amount determined as 75% of Mr. King’s annual base salary and is eligible to participate in employee benefit or group insurance plans maintained from time to time by us.

Derrick Sung

We entered into an employment offer letter in March 2015 with Derrick Sung, our Executive Vice President, Strategy & Corporate Development. The letter has no specific term and provides for at-will employment.

Pursuant to Mr. Sung’s employment offer letter, if we terminate Mr. Sung’s employment without “Cause,” or through a “Constructive Termination” (as such terms are defined in Mr. Sung’s employment offer letter), Mr. Sung will receive severance of any base salary and bonus compensation due to him, as well as any other benefits in effect immediately prior to such termination, for a 90 day period after the date of Mr. Sung’s termination. Mr. Sung’s offer letter does not provide for any acceleration of options in the event of a termination or change of control of the company.

Effective October 19, 2016, Mr. Sung has a base salary of $290,000, is eligible to receive an annual performance bonus beginning in 2017 with the target amount determined as 35% of Mr. Sung’s annual base salary and is eligible to participate in employee benefit or group insurance plans maintained from time to time by us.

David A. Vort

We entered into an employment offer letter in November 2013 with David A. Vort, our Executive Vice President, Sales. The letter has no specific term and provides for at-will employment.

Pursuant to Mr. Vort’s employment offer letter, if we terminate Mr. Vort’s employment without “Cause,” or through a “Constructive Termination” (as such terms are defined in Mr. Vort’s employment offer letter), Mr. Vort will receive severance of any base salary and bonus compensation due to him, as well as any other benefits in effect immediately prior to such termination, for a 90 day period after the date of Mr. Vort’s termination. Mr. Vort’s offer letter does not provide for any acceleration of options in the event of a termination or change of control of our company.

Effective October 19, 2016, Mr. Vort has a base salary of $270,000, is eligible to receive an annual performance bonus beginning in 2017 with the target amount determined as 75% of Mr. Vort’s annual base salary and is eligible to participate in employee benefit or group insurance plans maintained from time to time by us.

Matthew C. Garrett

We entered into an employment offer letter in December 2012 with Matthew C. Garrett, our Chief Financial Officer. The letter has no specific term and provides for at-will employment.

Pursuant to Mr. Garrett’s employment offer letter, if we terminate Mr. Garrett’s employment without “Cause,” or through a “Constructive Termination” (as such terms are defined in Mr. Garrett’s employment offer letter), Mr. Garrett will receive severance of any base salary and bonus compensation due to him for a 90 day period after the date of Mr. Garrett’s termination. Mr. Garrett’s offer letter does not provide for any acceleration of options in the event of a termination or change of control of the company.

Effective October 19, 2016, Mr. Garrett has a base salary of $310,000, is eligible to receive an annual performance bonus beginning in 2017 with the target amount determined as 45% of Mr. Garrett’s annual base salary and is eligible to participate in employee benefit or group insurance plans maintained from time to time by us.

Pension Benefits and Nonqualified Deferred Compensation

We do not provide a pension plan for our employees, and none of our named executive officers participated in a nonqualified deferred compensation plan in 2015.

Outstanding Equity Awards at 2015 Year-End

The following table sets forth information regarding outstanding stock options and stock awards held by our named executive officers as of December 31, 2015:

	Option Awards						Stock Awards
Name	Grant Date(1)		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)(2)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Kevin M. King	9/27/2012	(3)	322,715	55,097	4.12	9/27/2022	—	—
	9/27/2012	(3)	82,971	14,165	4.12	9/27/2022	—	—
	2/26/2013	(4)	25,558	—	4.12	2/26/2023	—	—
	6/14/2013	(5)	125,887	75,533	3.65	6/14/2023	—	—
	7/10/2014	(6)	28,685	47,809	4.01	7/10/2024	—	—
	2/10/2015	(7)	—	55,246	5.83	2/10/2025	—	—
	4/14/2015	(8)	19,546	—	5.83	4/14/2025	—	—
	7/21/2015	(9)	—	25,498	7.48	7/21/2025	—	—
	12/15/2015	(10)	—	49,297	8.18	12/15/2025	—	—

Derrick Sung	6/15/2015	(11)	—	144,491	6.36	6/15/2025	—	—

David A. Vort	2/4/2014	(12)	48,057	52,236	3.65	2/4/2024	—	—
	7/10/2014	(6)	6,310	10,518	4.01	7/10/2024	—	—
	2/10/2015	(7)	—	8,499	5.83	2/10/2025	—	—
	7/21/2015	(9)	—	33,998	7.48	7/21/2025	—	—
	12/15/2015	(10)	—	33,998	8.18	12/15/2025	—	—

Matthew C. Garrett	1/24/2013	(13)	49,580	18,415	4.12	1/24/2023	—	—
	6/14/2013	(5)	25,254	15,152	3.65	6/14/2023	—	—
	4/17/2014	(14)	10,022	—	3.65	4/17/2024	—	—
	7/10/2014	(6)	4,780	7,968	4.01	7/10/2024	—	—
	2/10/2015	(7)	—	7,649	5.83	2/10/2025	—	—
	7/21/2015	(9)	—	12,749	7.48	7/21/2025	—	—
	12/15/2015	(10)	—	16,999	8.18	12/15/2025	—	—

(1)	Each of the outstanding equity awards was granted pursuant to our 2006 Stock Plan.

(2)	This column represents the fair value of our common stock on the date of grant, as determined by our board of directors.

(3)	25% of the shares of our common stock subject to this option vested on July 30, 2013, and the balance vests in 36 successive equal monthly installments, subject to continued service through each such vesting date.

(4)	100% of the shares of our common stock subject to this option were vested as of January 1, 2013.

(5)	25% of the shares of our common stock subject to this option vested on June 13, 2014, and the balance vests in 36 successive equal monthly installments, subject to continued service through each such vesting date.

(6)	25% of the shares of our common stock subject to this option vested on June 10, 2015, and the balance vests in 36 successive equal monthly installments, subject to continued service through each such vesting date.

(7)	25% of the shares of our common stock subject to this option vested on February 10, 2016, and the balance vests in 36 successive equal monthly installments, subject to continued service through each such vesting date.

(8)	100% of the shares of our common stock subject to this option were vested as of January 1, 2015.

(9)	25% of the shares of our common stock subject to this option vested on July 21, 2016, and the balance vests in 36 successive equal monthly installments, subject to continued service through each such vesting date.

(10)	25% of the shares of our common stock subject to this option will vest on December 15, 2016, and the balance vests in 36 successive equal monthly installments, subject to continued service through each such vesting date.

(11)	25% of the shares of our common stock subject to this option vested on May 1, 2016, and the balance vests in 36 successive equal monthly installments, subject to continued service through each such vesting date.

(12)	25% of the shares of our common stock subject to this option vested on January 1, 2015, and the balance vests in 36 successive equal monthly installments, subject to continued service through each such vesting date.

(13)	25% of the shares of our common stock subject to this option vested on January 2, 2014, and the balance vests in 36 successive equal monthly installments, subject to continued service through each such vesting date.

(14)	100% of the shares of our common stock subject to this option were vested as of January 1, 2014.

Executive Officer Change in Control Severance Agreements

We have entered into change of control and severance agreements with each of our named executive officers that supersede all previous severance and change of control arrangements we had entered into with these employees. Each of these agreements have a term of two years. Under each of these agreements, if, within the period three months prior to and 12 months following a “change of control” (such period, the change in control period), we terminate the employment of the applicable employee other than for “cause,” death or “disability,” or the employee resigns for “good reason” (as such terms are defined in the employee’s change of control and severance agreement) and, within 60 days following the employee’s termination, the employee executes an irrevocable separation agreement and release of claims, the employee is entitled to receive (i) a lump sum severance payment equal to the payment of employee’s base salary, as then in effect, for 24 months for Mr. King, 15 months for Messrs. Vort and Garrett and nine months for Mr. Sung, respectively, (ii) reimbursement of premiums to maintain group health insurance continuation benefits pursuant to “COBRA” for the employee and the employee’s dependents for 24 months for Mr. King, 15 months for Messrs. Vort and Garrett and nine months for Mr. Sung, respectively, and (iii) accelerated vesting as to 100% of the employee’s outstanding unvested equity awards.

In addition, under each of these agreements, if, outside of the change in control period, we terminate the employment of the applicable employee other than for cause, death or disability, or the employee resigns for good reason and, within 60 days following the employee’s termination, the employee executes an irrevocable separation agreement and release of claims, the employee is entitled to receive (i) continuing payments of severance pay at a rate equal to the aggregate amount of the employee’s base salary, as then in effect, for 12 months for Mr. King, nine months for Messrs. Vort and Garrett and six months for Mr. Sung, respectively, and (ii) reimbursement of premiums to maintain group health insurance continuation benefits pursuant to “COBRA” for the employee and the employee’s dependents for 12 months for Mr. King, nine months for Messrs. Vort and Garrett and six months for Mr. Sung, respectively.

Under each of these agreements, in the event any payment to the applicable named executive officer pursuant to his change of control and severance agreement would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, as amended, or the Code (as a result of a payment being classified as a parachute payment under Section 280G of the Code), the officer will receive such payment as would entitle him to receive the greatest after-tax benefit, even if it means that we pay him a lower aggregate payment so as to minimize or eliminate the potential excise tax imposed by Section 4999 of the Code.

Employee Benefit and Stock Plans

2016 Equity Incentive Plan

Our board of directors adopted, and our stockholders approved, our 2016 Equity Incentive Plan, or the 2016 Plan, in October 2016. Our 2016 Plan will become effective as of the completion of this offering. Our 2016 Plan permits the grant of incentive stock options, within the meaning of Section 422 of the Code, to our employees and any parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance shares to our employees, directors and consultants and our parent and subsidiary corporations’ employees and consultants.

Authorized Shares. A total of 3,865,000 shares of our common stock are reserved for issuance pursuant to the 2016 Plan. In addition, the shares reserved for issuance under our 2016 Plan will also include shares reserved but not issued under the 2006 Stock Plan, as amended, or the 2006 Plan, and shares subject to stock options or similar awards granted under the 2006 Plan that expire or terminate without having been exercised in full and shares issued pursuant to awards granted under the 2006 Plan that are forfeited to or repurchased by us (provided that the maximum number of shares that may be added to the 2016 Plan pursuant to this sentence is              shares). In addition, shares may become available under the 2016 Plan as described below.

The number of shares available for issuance under the 2016 Plan includes an annual increase on the first day of each fiscal year beginning in fiscal 2017, equal to the lesser of:

•	3,865,000 shares;

•	5% of the outstanding shares of common stock as of the last day of our immediately preceding fiscal year; or

•	such other amount as our board of directors may determine.

If an award expires or becomes unexercisable without having been exercised in full, is surrendered pursuant to an exchange program, or, with respect to restricted stock, restricted stock units, performance units or performance shares, is forfeited or repurchased due to failure to vest, the unpurchased shares (or for awards other than stock options or stock appreciation rights, the forfeited or repurchased shares) will become available for future grant or sale under our 2016 Plan. With respect to stock appreciation rights, the net shares issued will cease to be available under the 2016 Plan and all remaining shares will remain available for future grant or sale under the 2016 Plan. Shares used to pay the exercise price of an award or satisfy the tax withholding obligations related to an award will become available for future grant or sale under our 2016 Plan. To the extent an award is paid out in cash rather than shares, such cash payment will not result in reducing the number of shares available for issuance under our 2016 Plan.

Plan Administration. Our board of directors or one or more committees appointed by our board of directors will administer our 2016 Plan. In the case of awards intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Code, the committee will consist of two or more “outside directors” within the meaning of Section 162(m). In addition, if we determine it is desirable to qualify transactions under the 2016 Plan as exempt under Rule 16b-3 of the Exchange Act, or Rule 16b-3, such transactions will be structured to satisfy the requirements for exemption under Rule 16b-3. Subject to the provisions of our 2016 Plan, the administrator has the power to administer the plan, including but not limited to, the power to interpret the terms of our 2016 Plan and awards granted under it, to create, amend and revoke rules relating to our 2016 Plan, including creating sub-plans, and to determine the terms of the awards, including the exercise price, the number of shares subject to each such award, the exercisability of the awards and the form of consideration, if any, payable upon exercise. The administrator also has the authority to amend existing awards to reduce or increase their exercise price, to allow participants the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator and to institute an exchange program by which outstanding awards may be surrendered in exchange for awards of the same type which may have a higher or lower exercise price or different terms, awards of a different type and/or cash.

Stock Options. Stock options may be granted under our 2016 Plan. The exercise price of options granted under our 2016 Plan must at least be equal to the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed 10 years, except that with respect to any participant who owns more than 10% of the voting power of all classes of our outstanding stock, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or other property acceptable to the administrator, as well as other types of consideration permitted by applicable law. After the termination of service of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in his or her option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, the option will generally remain exercisable for three months following the termination of service. However, in no event may an option be exercised later than the expiration of its term. Subject to the provisions of our 2016 Plan, the administrator determines the other terms of options.

Stock Appreciation Rights. Stock appreciation rights may be granted under our 2016 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. Stock appreciation rights may not have a term exceeding 10 years. After the termination of service of an employee, director or consultant, he or she may exercise his or her stock appreciation right for the period of time stated in his or her option agreement. However, in no event may a stock appreciation right be exercised later than the expiration of its term. Subject to the provisions of our 2016 Plan, the administrator determines the other terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash or with shares of our common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant.

Restricted Stock. Restricted stock may be granted under our 2016 Plan. Restricted stock awards are grants of shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee, director or consultant and, subject to the provisions of our 2016 Plan, will determine the terms and conditions of such awards. The administrator may impose whatever conditions for lapse of the restriction on the shares it determines to be appropriate (for example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to us); provided, however, that the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally will have voting and dividend rights with respect to such shares upon grant without regard to the restriction, unless the administrator provides otherwise. Shares of restricted stock as to which the restrictions have not lapsed are subject to our right of repurchase or forfeiture.

Restricted Stock Units. Restricted stock units may be granted under our 2016 Plan. Restricted stock units are bookkeeping entries representing an amount equal to the fair market value of one share of our common stock. Subject to the provisions of our 2016 Plan, the administrator will determine the terms and conditions of restricted stock units, including the vesting criteria (which may include accomplishing specified performance criteria or continued service to us) and the form and timing of payment. Notwithstanding the foregoing, the administrator, in its sole discretion, may accelerate the time at which any restricted stock units will vest.

Performance Units and Performance Shares. Performance units and performance shares may be granted under our 2016 Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals or other vesting criteria in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. After the grant of a performance unit or performance share, the administrator, in its sole discretion, may reduce or waive any performance criteria or other vesting provisions for such performance units or performance shares. Performance units shall have an initial dollar value established by the administrator prior to the grant date. Performance shares shall have an initial value equal to the fair market value of our common stock on the grant date. The administrator, in its sole discretion, may pay earned performance units or performance shares in the form of cash, in shares or in some combination

Outside Directors. Our 2016 Plan provides that all non-employee directors are eligible to receive all types of awards (except for incentive stock options) under the 2016 Plan. Our 2016 Plan provides that in any given fiscal year, a non-employee director may not receive under the 2016 Plan awards having a grant date fair value greater than $300,000 increased to $500,000 in connection with his or her initial service, as grant fair value is determined under generally accepted accounting principles. Our 2016 Plan further provides that, in the event of a merger or change in control, as defined in our 2016 Plan, each outstanding equity award granted under our 2016 Plan that is held by a non-employee director will fully vest, all restrictions on the shares subject to such award will lapse, and with respect to awards with performance-based vesting, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels, and all of the shares subject to such award will become fully exercisable, if applicable.

Non-Transferability of Awards. Unless the administrator provides otherwise, our 2016 Plan generally does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

Certain Adjustments. In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under our 2016 Plan, the administrator will adjust the number and class of shares that may be delivered under our 2016 Plan and/or the number, class and price of shares covered by each outstanding award and the numerical share limits set forth in our 2016 Plan. In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable and all awards will terminate immediately prior to the consummation of such proposed transaction.

Merger or Change in Control. Our 2016 Plan provides that in the event of a merger or change in control, as defined under the 2016 Plan, each outstanding award will be treated as the administrator determines, except that if a successor corporation or its parent or subsidiary does not assume or substitute an equivalent award for any outstanding award, then such award will fully vest, all restrictions on the shares subject to such award will lapse, all performance goals or other vesting criteria applicable to the shares subject to such award will be deemed achieved at 100% of target levels and all of the shares subject to such award will become fully exercisable, if applicable, for a specified period prior to the transaction. The award will then terminate upon the expiration of the specified period of time.

Amendment, Termination. The administrator will have the authority to amend, suspend or terminate the 2016 Plan provided such action will not impair the existing rights of any participant. Our 2016 Plan will automatically terminate in 2026, unless we terminate it sooner.

2016 Employee Stock Purchase Plan

Our board of directors adopted, and our stockholders approved, our 2016 Employee Stock Purchase Plan, or ESPP, in October 2016. The ESPP became effective upon its adoption by our board of directors but will not be in use until the completion of this offering.

The ESPP includes a component that is intended to qualify as an “employee stock purchase plan” under Section 423 of the Internal Revenue Code of 1986, as amended, or the 423 Component, and a component that does not comply with Section 423, or the Non-423 Component. For purposes of this disclosure, a reference to the “ESPP” will mean the 423 Component. Unless determined otherwise by the administrator, each of our future non-U.S. subsidiaries, if any, will participate in a separate offering under the Non-423 Component.

Authorized shares. A total of 483,031 shares of our common stock are available for sale. In addition, our ESPP provides for annual increases in the number of shares available for issuance under the ESPP on the first day of each fiscal year beginning in fiscal year 2017, equal to the lesser of:

•	1.5% of the outstanding shares of our common stock on the last day of the previous fiscal year;

•	966,062 shares; or

•	such other amount as may be determined by our board of directors.

Plan Administration. Our board of directors or a committee appointed by our board of directors will administer the ESPP. The administrator has authority to administer the plan, including but not limited to, full and exclusive authority to interpret the terms of the ESPP, determine eligibility to participate subject to the conditions of our ESPP as described below, and to establish procedures for plan administration necessary for the administration of the Plan, including creating sub-plans.

Eligibility. Generally, all of our employees are eligible to participate if they are employed by us, or any participating subsidiary, for at least 10 hours per week and more than five months in any calendar year. However, an employee may not be granted an option to purchase stock under the ESPP if such employee:

•	immediately after the grant would own stock constituting 5% or more of the total combined voting power or value of all classes of our capital stock; or

•	holds rights to purchase stock under all of our employee stock purchase plans that accrue at a rate that exceeds $25,000 worth of stock for each calendar year in which the option is outstanding.

Offering Periods. Our ESPP is intended to qualify under Section 423 of the Code, and generally provides for twelve-month offering periods. Each offering period will generally contain two six-month purchase periods. The offering periods generally start on the first trading day on or after June 1 and December 1 of each year, except that the first offering period will commence on the first trading day following the effective date of the registration statement of which this prospectus forms a part. The administrator may, in its discretion, modify the terms of future offering periods and purchase periods.

Payroll Deductions. Our ESPP permits participants to purchase common stock through payroll deductions of up to 15% of their eligible compensation, which includes a participant’s base straight time gross earnings, but exclusive of payments for incentive compensation, bonuses, payments for overtime and shift premium, equity compensation income and other similar compensation. A participant may purchase a maximum of 2,000 shares during a purchase period.

Exercise. Amounts deducted and accumulated by the participant are used to purchase shares of our common stock at the end of each six-month purchase period. The purchase price of the shares will be 85% of the lower of the fair market value of our common stock on the first trading day of each offering period or on the exercise date. Participants may withdraw from the ESPP at any time during an offering period, and will be paid their accrued payroll deductions that have not yet been used to purchase shares of common stock. Participation ends automatically upon termination of employment with us.

Non-Transferability. A participant may not transfer rights granted under our ESPP other than by will, the laws of descent and distribution, or as otherwise provided under our ESPP.

Merger or Change in Control. In the event of our merger or change in control, as defined under the ESPP, a successor corporation may assume or substitute for each outstanding option. If the successor corporation refuses to assume or substitute for the option, the offering period then in progress will be shortened, and a new exercise date will be set. The administrator will notify each participant that the exercise date has been changed and that the participant’s option will be exercised automatically on the new exercise date unless prior to such date the participant has withdrawn from the offering period.

Amendment, Termination. Our ESPP will automatically terminate in 2036, unless we terminate it sooner. The administrator has the authority to amend, suspend or terminate our ESPP at any time.

2006 Stock Plan, as Amended

Our board of directors adopted, and our stockholders approved, our 2006 Stock Plan, or the 2006 Plan, in October 2006. Our 2006 Plan was most recently amended in October 2010. Our 2006 Plan allows for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, to our employees and our parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options and shares of common stock to our employees, directors and consultants and our parent and subsidiary corporations’ employees, directors and consultants.

Authorized Shares. Our 2006 Plan will be terminated in connection with this offering, and accordingly, no shares will be available for issuance under the 2006 Plan following the completion of this offering. Our 2006 Plan will continue to govern outstanding awards granted thereunder. As of June 30, 2016, options to purchase 2,722,648 shares of our common stock remained outstanding under our 2006 Plan. In the event that an outstanding option or other right for any reason expires or is canceled, the shares allocable to the unexercised portion of such option or other right shall be added to the number of shares then available for issuance under the 2016 Plan once adopted by our board of directors and our stockholders.

Plan Administration. Our board of directors or a committee of our board (the administrator) administers our 2006 Plan. Subject to the provisions of the 2006 Plan, the administrator has the full authority and discretion to take any actions it deems necessary or advisable for the administration of the 2006 Plan. All decisions, interpretations and other actions of the administrator are final and binding on all participants in the 2006 Plan.

Options. Stock options may be granted under our 2006 Plan. The exercise price per share of all options must equal at least 100% of the fair market value per share of our common stock on the date of grant, as determined by the administrator. The term of a stock option may not exceed 10 years. With respect to any participant who owns 10% of the voting power of all classes of our outstanding stock as of the grant date, the term of an incentive stock option granted to such participant must not exceed five years and the exercise price per share of such incentive stock option must equal at least 110% of the fair market value per share of our common stock on the date of grant, as determined by the administrator. The 2006 Plan administrator determines the terms and conditions of options.

After termination of an employee, director or consultant, he or she may exercise his or her option for the period of time as specified in the applicable option agreement. If termination is due to death or disability, the option generally will remain exercisable for at least six months. In all other cases, the option will generally remain exercisable for at least 30 days. However, an option generally may not be exercised later than the expiration of its term.

Shares of Common Stock. Shares of our common stock may be granted under our 2006 Plan as a purchasable award. The administrator will determine the purchase price and the number of shares granted to the award recipient. Stock purchase rights must be exercised within 90 days of grant.

Transferability of Awards. Unless our administrator provides otherwise, our 2006 Plan generally does not allow for the transfer or assignment of options or stock purchase rights, except by will or by the laws of descent and distribution. Shares issued upon exercise of an option will be subject to such special forfeiture conditions, rights of repurchase, rights of first refusal, and other transfer restrictions as the administrator may determine.

Certain Adjustments. In the event of a subdivision of our outstanding stock, a declaration of a dividend payable in shares, a combination or consolidation of our outstanding stock into a lesser number of shares, a reclassification, or any other increase or decrease in the number of issued shares of stock effected without receipt of consideration by us, the 2006 Plan will be appropriately adjusted by the administrator as to the class and maximum number of securities subject to the 2006 Plan and the class, number of securities and price per share of common stock subject to outstanding awards under the 2006 Plan, provided that our administrator will make any adjustments as may be required by Section 25102(o) of the California Corporations Code.

Merger or Change in Control. Our 2006 Plan provides that, in the event that we are a party to a merger or change in control, outstanding options and stock purchase rights may be assumed or substituted by the successor corporation or a parent or subsidiary thereof. In the event the successor corporation refuses to assume or substitute for the option or stock purchase right, then the vesting of such awards will be fully accelerated and the administrator will notify the holder in writing or electronically that such awards will be fully exercisable and vested for a period as determined by the administrator, and such awards will terminate upon expiration of such period.

Amendment; Termination. Our board of directors may amend, suspend or terminate our 2006 Plan at any time, provided that such action does not impair a participant’s rights under outstanding awards without such participant’s written consent. As noted above, upon completion of this offering, our 2006 Plan will be terminated and no further awards will be granted thereunder. All outstanding awards will continue to be governed by their existing terms.

Executive Incentive Compensation Plan

Our board of directors has adopted an Executive Incentive Compensation Plan, or the Bonus Plan. The Bonus Plan will be administered by our compensation committee following the completion of this offering. The Bonus Plan allows our compensation committee to provide cash incentive awards to selected employees, including our named executive officers, based upon performance goals established by our compensation committee.

Under the Bonus Plan, our compensation committee determines the performance goals applicable to any award, which goals may include, without limitation: attainment of research and development milestones, sales bookings, business divestitures and acquisitions, cash flow, cash position, earnings (which may include any calculation of earnings, including but not limited to earnings before interest and taxes, earnings before taxes, earnings before interest, taxes, depreciation and amortization and net earnings), earnings per share, net income, net profit, net sales, operating cash flow, operating expenses, operating income, operating margin, overhead or other expense reduction, product defect measures, product release timelines, productivity, profit, return on assets, return on capital, return on equity, return on investment, return on sales, revenue, revenue growth, sales results, sales growth, stock price, time to market, total stockholder return, working capital, and individual objectives such as peer reviews or other subjective or objective criteria. Performance goals that include our financial results may be determined in accordance with GAAP or such financial results may consist of non-GAAP financial measures and any actual results may be adjusted by the compensation committee for one-time items or unbudgeted or unexpected items when performance goals that include our financial results may be determined in accordance with GAAP, or such financial results may consist of non-GAAP financial measures, and any actual results may be adjusted by the compensation committee for one-time items or unbudgeted or unexpected items when determining whether the performance goals have been met. The goals may be on the basis of any factors the compensation committee determines relevant, and may be adjusted on an individual, divisional, business unit or company-wide basis. The performance goals may differ from participant to participant and from award to award.

Our compensation committee may, in its sole discretion and at any time, increase, reduce or eliminate a participant’s actual award, and/or increase, reduce or eliminate the amount allocated to the bonus pool for a particular performance period. The actual award may be below, at or above a participant’s target award, in the compensation committee’s discretion. Our compensation committee may determine the amount of any reduction on the basis of such factors as it deems relevant, and it is not required to establish any allocation or weighting with respect to the factors it considers.

Actual awards are paid in cash only after they are earned, which usually requires continued employment through the date a bonus is paid. Our compensation committee has the authority to amend, alter, suspend or terminate the Bonus Plan provided such action does not impair the existing rights of any participant with respect to any earned bonus.

401(k) Plan

We maintain a tax-qualified retirement plan that provides eligible employees with an opportunity to save for retirement on a tax advantaged basis. We may make a discretionary matching contribution to the 401(k) plan, and may make a discretionary employer contribution to each eligible employee each year. To date, we have not made any matching or profits sharing contributions into the 401(k) plan. All participants’ interests in our matching and profit sharing contributions, if any, vest pursuant to a six-year graded vesting schedule from the time of contribution. Pre-tax contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. The 401(k) plan is intended to qualify under Sections 401(a) and 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan, and all contributions are deductible by us when made.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

As a smaller reporting company, we are required to disclose certain transactions to which we are or will be a party and in which any of our directors, executive officers, or holders of more than 5% of our common stock, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest in the event the amount of such transaction exceeds the lesser of $120,000 or 1% of the average of our total assets at year-end for the last two completed fiscal years. The average of our 2014 and 2015 year-end assets multiplied by 1% is greater than $120,000.

Other than compensation arrangements, we describe below transactions and series of similar transactions, since January 1, 2013, to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•	any of our directors, executive officers, or holders of more than 5% of our common stock, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest.

Compensation arrangements for our directors and named executive officers are described elsewhere in this prospectus.

Series D Preferred Stock Financing

In March 2013 and April 2013, we issued an aggregate 2,327,897 shares of our Series D preferred stock, of which 617,323 shares were issued from the conversion of notes at a conversion price of $5.8467 per share and 1,710,574 shares were sold at a purchase price of $7.3075 per share. The shares of Series D preferred stock will convert into an aggregate of 2,327,897 shares of common stock upon the consummation of this offering. The table below sets forth the number of shares of Series D preferred stock issued from the conversion of notes and sold to our directors, executive officers and holders of more than 5% of our capital stock:

Name	Number of Shares	Note Principal Plus Interest	Aggregate Purchase Price
Norwest Venture Partners XI, LP(1)	1,573,728	—	$11,499,999.41
New Leaf Ventures II, L.P.	190,154	$1,111,643.71	—
Synergy Life Science Partners, LP	179,011	$1,046,501.56	—
Entities affiliated with Kaiser Permanente Ventures(2)	266,927	$778,150.79	$977,900.86
St. Jude Medical, Inc.	65,516	$383,009.22	—

(1)	1,573,728 shares of Series D preferred stock were originally issued to Norwest Venture Partners XI, LP in May 2013 and of these 1,573,728 shares, 786,864 shares of Series D preferred stock were transferred to Norwest Venture Partners XII, LP in April 2014.

(2)	Affiliates of Kaiser Permanente Ventures holding our securities, whose shares are aggregated for purposes of reporting the above share ownership information, are Kaiser Permanente Ventures, LLC–Series A, Kaiser Permanente Ventures, LLC—Series B and The Permanente Federation, LLC–Series J, which holds 146,664 shares, 91,665 shares and 28,598 shares of Series D preferred stock, respectively.

Series E Preferred Stock Financing

In May 2014, March 2015 and May 2015, we issued an aggregate 3,365,729 shares of our Series E preferred stock at a price per share of $8.7705. The shares of Series E preferred stock will convert into an aggregate of 3,365,729 shares of common stock upon the consummation of this offering. The table below sets forth the number of shares of Series E preferred stock sold to our directors, executive officers and holders of more than 5% of our capital stock:

Name	Number of Shares	Aggregate Purchase Price
Novo A/S(1)	2,007,449	$17,606,366.10
Entities affiliated with Norwest Venture Partners(2)	795,766	$6,979,308.42
New Leaf Ventures II, L.P.	155,548	$1,364,243.57
Synergy Life Science Partners, LP	170,524	$1,495,591.86
Entities affiliated with Kaiser Permanente Ventures(3)	114,017	$999,998.81

(1)	Tiba Aynechi, Ph.D., who is a member of our board of directors, is employed as a partner of Novo Ventures (US), Inc., which provides certain consultancy services to Novo A/S (Novo). Dr. Aynechi is not deemed to be a beneficial owner of, nor does she have a reportable pecuniary interest in, the shares held by Novo.

(2)	Affiliates of Norwest Venture Partners holding our securities, whose shares are aggregated for purposes of reporting the above share ownership information, are Norwest Venture Partners XI, LP and Norwest Venture Partners XII, LP, which holds 397,883 shares and 397,883 shares of Series E preferred stock, respectively.

(3)	Affiliates of Kaiser Permanente Ventures holding our securities, whose shares are aggregated for purposes of reporting the above share ownership information, are Kaiser Permanente Ventures, LLC–Series A, Kaiser Permanente Ventures, LLC–Series B and The Permanente Federation, LLC–Series J, which holds 62,647 shares, 39,154 shares and 12,216 shares of Series E preferred stock, respectively.

Participation in this Offering

Certain of our existing investors affiliated with certain of our directors have agreed to purchase an aggregate of 150,000 shares of our common stock in this offering at the initial public offering price. Such purchases will be made on the same terms as the shares that are sold to the public generally and not pursuant to any pre-existing contractual rights or obligations. See the footnotes to the beneficial ownership table in “Principal Stockholders” for additional details.

Agreement for Outpatient Telemetry Services

We entered into an Agreement for Outpatient Telemetry Services effective as of March 1, 2012, as amended, with KP Select, Inc. which entered into the Agreement on behalf of Kaiser Permanente and any affiliated or associated healthcare provider, or KP entities. Entities affiliated with Kaiser Permanente Ventures, which are Kaiser Permanente Ventures, LLC–Series A, Kaiser Permanente Ventures, LLC–Series B and The Permanente Federation, LLC–Series J, are affiliated with KP entities and hold more than 5% of our capital stock. Pursuant to the Agreement, we provided the ZIO Service to KP entities and in return received $750,000 in 2013, $1.4 million in 2014, $1.8 million in 2015 and $1.4 million in the six months ended June 30, 2016. The amounts receivable from transactions with Kaiser were $192,000, $366,000 and $889,000 as of December 31, 2014 and 2015 and June 30, 2016, respectively.

Kaiser additionally performs services related to clinical trials and the amounts outstanding and included in accounts payable and accrued liabilities were $53,000, $261,000, and $193,000 as of December 31, 2014 and 2015 and June 30, 2016, respectively.

Co-Marketing Agreement

We entered into a Co-Marketing Agreement effective as of May 12, 2010 with St. Jude Medical, Inc., or SJM, a holder of more than 5% of our capital stock. Under the Co-Marketing Agreement, SJM and the company collaborated on marketing and promotion of ZIO Patch and the products related thereto, and SJM, directly or through its affiliates, acted as a worldwide sales representative of the company. In exchange for the services provided by SJM, we paid it $326,000 in 2013 and $0 in 2014 and 2015. The Co-Marketing Agreement was terminated in August 2013.

Investors’ Rights Agreement

In May 16, 2014, in connection with the initial closing of our Series E preferred stock financing, we entered into an amended and restated investors’ rights agreement with certain holders of our preferred stock, including entities with which certain of our directors are affiliated. For a detailed description of registration rights under this agreement, see “Description of Capital Stock—Registration Rights.” Upon the completion of this offering, the information rights and right of first refusal under the investors’ rights agreement will terminate.

Voting Agreement

We are party to a voting agreement under which certain holders of our capital stock, including entities with which certain of our directors are affiliated, have agreed to vote their shares on certain matters, including with respect to the election of directors. Upon the completion of this offering, the voting agreement will terminate and none of our stockholders will have any special rights regarding the election or designation of members of our board of directors or the voting of capital stock of our company.

Right of First Refusal and Co-Sale Agreement

We are a party to an amended and restated right of first refusal and co-sale agreement with certain holders of our capital stock, including entities with which certain of our directors are affiliated, which imposes restrictions on the transfer of our capital stock. Upon the completion of this offering, the right of first refusal and co-sale agreement will terminate and the restrictions on the transfer of our capital stock set forth in this agreement will no longer apply.

Indemnification Agreements

We plan to enter into indemnification agreements with each of our directors and executive officers. These agreements, among other things, will require us to indemnify each director and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, penalties, fines and settlement amounts incurred by the director or officer in any action or proceedings, including any action or proceeding by or in right of us, arising out of the person’s service as a director or officer.

Policies and Procedures for Related Party Transactions

Our board of directors has adopted a policy, effective upon the completion of this offering, that our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of any class of our common stock and any members of the immediate family of any of the foregoing persons are not permitted to enter into a related person transaction with us without the prior consent of our audit committee. Any request for us to enter into a transaction with an executive officer, director, nominee for election as a director, beneficial owner of more than 5% of any class of our common stock or any member of the immediate family of any of the foregoing persons in which the amount involved exceeds $120,000 and such person would have a direct or indirect interest must first be presented to our audit committee for review, consideration and approval. In approving or rejecting any such proposal, our audit committee is to consider the material facts of the transaction, including, but not limited to, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person’s interest in the transaction. We did not have a formal review and approval policy for related party transactions at the time of any of the transactions described above. However, all of the transactions described above were entered into after presentation, consideration and approval by our board of directors and/or our audit committee.

PRINCIPAL STOCKHOLDERS

The following table provides information concerning beneficial ownership of our common stock as of September 30, 2016, by:

•	each stockholder, or group of affiliated stockholders, that we know owns more than 5% of our outstanding common stock

•	each of our named executive officers

•	each of our directors

•	all of our executive officers and directors as a group

The percentage of shares beneficially owned is computed on the basis of 14,830,360 shares of our common stock outstanding as of September 30, 2016, which reflects the assumed conversion of all of our outstanding shares of preferred stock into an aggregate of 13,343,981 shares of common stock. Percentage ownership of our common stock after the offering assumes the sale of 6,294,118 shares by us in this offering.

Beneficial ownership is determined in accordance with the rules of the SEC, and generally includes voting power or investment power with respect to the securities held. Shares of common stock subject to options and warrants currently exercisable or exercisable within 60 days of September 30, 2016, are deemed outstanding and beneficially owned by the person holding such options or warrants for purposes of computing the number of shares and percentage beneficially owned by such person, but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person.

Certain of our existing investors affiliated with certain of our directors have agreed to purchase an aggregate of 150,000 shares of our common stock in this offering at the initial public offering price and on the same terms as the other purchasers in this offering. The figures in the following table reflect the purchase of 150,000 shares by certain of our existing investors affiliated with certain of our directors.

Except as indicated in the footnotes to this table, the persons or entities named have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them. Except as indicated in the footnotes to this table, the address for each beneficial owner is c/o iRhythm Technologies, Inc., 650 Townsend Street, Suite 500, San Francisco, CA 94103.

	Shares Beneficially Owned Prior to the Offering		Shares Beneficially Owned After the Offering
Name of Beneficial Owner	Number of Shares	Percentage	Number of Shares	Percentage
5% and Greater Stockholders
Synergy Life Science Partners, LP(1)	2,434,105	16.36%	2,434,105	11.50%
Entities affiliated with Norwest Venture Partners(2)	2,369,494	15.98%	2,369,494	11.22%
Novo A/S(3)	2,024,448	13.65%	2,124,448	10.06%
New Leaf Ventures II, L.P.(4)	1,788,978	12.00%	1,813,978	8.56%
MDV–Revelation LLC(5)	1,443,721	9.73%	1,443,721	6.83%
Entities affiliated with Kaiser Permanente Ventures(6)	1,391,233	9.35%	1,416,233	6.69%
St. Jude Medical, Inc.(7)	1,070,965	7.21%	1,070,965	5.07%
Entity affiliated with Uday N. Kumar (8)	895,016	6.04%	895,016	4.24%
Named Executive Officers and Directors
Kevin M. King(9)	770,985	4.94%	770,985	3.52%
Matthew C. Garrett(10)	124,994	*	124,994	*
David A. Vort(11)	96,258	*	96,258	*
Derrick Sung(12)	54,184	*	54,184	*
Tiba Aynechi(3)	—	—	—	—
Casper L. de Clercq(13)	2,369,494	15.98%	2,369,494	11.22%
Christopher M. Grant(14)	1,391,233	9.35%	1,416,233	6.69%
Joshua L. Green(15)	1,443,721	9.73%	1,443,721	6.83%
Vijay K. Lathi(16)	1,788,978	12.00%	1,813,978	8.56%
Mark J. Rubash(17)	4,721	*	4,721	*
Raymond W. Scott(18)	84,775	*	84,775	*
William N. Starling, Jr.(19)	2,435,804	16.37%	2,435,804	11.50%
Abhijit Y. Talwalkar(20)	4,721	*	4,721	*
All executive officers and directors as a group (13 persons)(21)	10,569,868	65.69%	10,619,868	47.44%

*	Represents ownership of less than 1%.

(1)	Consists of 2,384,524 shares and warrants to purchase 49,581 shares of common stock. Synergy Venture Partners, LLC, or SVP, serves as the sole general partner of Synergy Life Science Partners, LP, or SLSP. William N. Starling, Jr., a member of our board of directors, Richard S. Stack and Mudit K. Jain are the managers of SVP and share voting and dispositive power over the securities held by SLSP. The address for this entity is 1350 Bayshore Highway, Suite 920, Burlingame, CA 94010.

(2)	Consists of 1,184,747 shares of common stock held by Norwest Venture Partners XI, LP, or NVP XI, and 1,184,747 shares of common stock held by Norwest Venture Partners XII, LP, or NVP XII. Genesis VC Partners XI, LLC, or Genesis XI, is the general partner of NVP XI and may be deemed to have sole voting and dispositive power over the shares held by NVP XI. Genesis VC Partners XII, LLC, or Genesis XII, is the general partner of NVP XII and may be deemed to have sole voting and dispositive power over the shares held by NVP XII. NVP Associates, LLC, the managing member of Genesis XI and Genesis XII, and each of Promod Haque, Jeffrey Crowe and Matthew Howard, as Co-Chief Executive Officers of NVP Associates, LLC and members of the general partners, may be deemed to share voting and dispositive power over the shares held by NVP XI and NVP XII. Such persons and entities disclaim beneficial ownership of the shares held by NVP XI and NVP XII, except to the extent of any proportionate pecuniary interest therein. The address for these entities is 525 University Avenue, #800, Palo Alto, CA 94301.

(3)

Consists of 2,024,448 shares of common stock held by Novo A/S, or Novo, a Danish limited liability company. The number of shares beneficially owned after this offering includes 100,000 shares allocated to the holder in this offering. The board of directors of Novo, the Novo Board, which consists of Sten Scheibye, Göran Ando, Jeppe Christiansen, Steen Risgaard and Per Wold Olsen, has shared investment and voting control with respect to the shares held by Novo and may exercise such control only with the support of a majority of the members of the Novo Board. As such, no individual member of the Novo Board is deemed to hold any beneficial ownership in the shares held by Novo. Tiba Aynechi, a member of our board of directors, is employed as a partner of Novo Ventures (US), Inc., which provides certain consultancy services to Novo. Dr. Aynechi is not deemed to be a beneficial owner of, nor does she have a reportable pecuniary interest in, the shares held by Novo. The address of Novo A/S is Tuborg Havnevej 19, DK-2900 Hellerup, Denmark.

(4)	Consists of 1,716,589 shares and warrants to purchase 72,389 shares of common stock. The number of shares beneficially owned after this offering includes 25,000 shares allocated to the holder in this offering. The general partner of New Leaf Ventures II, L.P, or NLV-II, is New Leaf Venture Associates II, L.P, or Associates II. The general partner of Associates II is New Leaf Venture Management II, L.L.C, or Management II. The members of Management II comprise the investment committee of NLV-II and consist of Philippe O. Chambon, Jeani Delagardelle, Ronald M. Hunt, Vijay K. Lathi and Liam Ratcliffe, who exercise shared voting and dispositive control with respect to the shares held by NLV-II. Each of these individuals expressly disclaims beneficial ownership in all shares held by NLV-II, except to the extent of their respective pecuniary interest therein. The address for this entity is c/o New Leaf Venture Partners, 1200 Park Place, Suite 300, San Mateo, CA 94403.

(5)	Consists of 1,443,721 shares of common stock. MDV VIII, L.P. is the managing member and MDV Leaders’ VIII, L.P. and MDV ENF VIII, L.P. are the non-managing members of MDV–Revelation LLC. Eighth MDV Partners, L.L.C. is the sole general partner of MDV VIII, L.P., MDV Leaders’ VIII, L.P. and MDV ENF VIII, L.P. William Ericson, Jon Feiber and Nancy Schoendorf are the managing members of Eighth MDV Partners, L.L.C. and may be deemed to share voting and investment power with respect to the shares held of record by MDV–Revelation LLC. The address for this entity is c/o Mohr Davidow Ventures, 3000 Sand Hill Road, 3-290, Menlo Park, CA 94025.

(6)	Consists of 736,573 shares of common stock held by Kaiser Permanente Ventures, LLC–Series A, and 460,358 shares of common stock held by Kaiser Permanente Ventures, LLC–Series B, and 102,816 shares of common stock held by The Permanente Federation, LLC–Series I, and 40,814 shares of common stock held by The Permanente Federation, LLC–Series J, and warrants to purchase 27,842 shares of common stock held by Kaiser Permanente Ventures, LLC–Series A, and warrants to purchase 17,401 shares of common stock held by Kaiser Permanente Ventures, LLC–Series B and warrants to purchase 5,429 shares of common stock held by The Permanente Federation, LLC–Series J. The number of shares beneficially owned after this offering includes 25,000 shares allocated to the holder in this offering. The management committee of Kaiser Permanente Ventures, LLC, which consists of Christopher M. Grant, Thomas R. Meier, Arthur M. Southam, MD, and Chris Stenzel, has shared voting and dispositive power with respect to the shares held by Kaiser Permanente Ventures, LLC–Series A, and Kaiser Permanente Ventures, LLC–Series B. Mr. Grant is the Chief Operating Officer of The Permanente Federation, and Mr. Grant exercises voting and dispositive power with respect to the shares held by The Permanente Federation, LLC–Series I, and The Permanente Federation, LLC–Series J. The address for all of these entities is 1 Kaiser Plaza, 22nd Floor, Oakland, CA 94612.

(7)	Consists of 1,055,088 shares and warrants to purchase 15,877 shares of common stock. St. Jude Medical, Inc.’s senior executive officers, including its Chief Executive Officer, its Chief Financial Officer and its General Counsel, are authorized to exercise voting and dispositive power with respect to the shares and warrants owned by St. Jude Medical, Inc. The address for this entity is One St. Jude Medical Drive, St. Paul, MN 55117

(8)	Consists of 895,016 shares of common stock held by the Kumar and Rao Family Trust U/A/D 5/13/2008 of which Dr. Kumar is a co-trustee. Voting and dispositive power for the shares held by the Kumar and Rao Family Trust U/A/D 5/13/2008 is shared by Dr. Uday N. Kumar and Rajni K. Rao. Dr. Kumar disclaims beneficial ownership in the shares held by the Kumar and Rao Family Trust U/A/D 5/13/2008, except to the extent of his pecuniary interest therein.

(9)	Consists of 770,985 shares issuable upon the exercise of options exercisable within 60 days of September 30, 2016.

(10)	Consists of 124,994 shares issuable upon the exercise of options exercisable within 60 days of September 30, 2016.

(11)	Consists of 96,258 shares issuable upon the exercise of options exercisable within 60 days of September 30, 2016.

(12)	Consists of 54,184 shares issuable upon the exercise of options exercisable within 60 days of September 30, 2016.

(13)	Consists of 1,184,747 shares of common stock held by Norwest Venture Partners XI, LP and 1,184,747 shares of common stock held by Norwest Venture Partners XII, LP. By virtue of Mr. de Clercq’s position as a member of the general partner and an officer of the managing member of Norwest Venture Partners XI and Norwest Venture Partners XII, Mr. de Clercq may be deemed to beneficially own the shares held by those entities. Mr. de Clercq disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest therein.

(14)

Consists of 736,573 shares of common stock held by Kaiser Permanente Ventures, LLC–Series A, and 460,358 shares of common stock held by Kaiser Permanente Ventures, LLC–Series B, and 102,816 shares of common stock held by The Permanente Federation, LLC–Series I, and 40,814 shares of common stock held by The Permanente Federation, LLC–Series J, and warrants to purchase 27,842 shares of common stock held by Kaiser Permanente Ventures, LLC–Series A, and warrants to purchase 17,401 shares of common stock held by Kaiser Permanente Ventures, LLC–Series B and warrants to purchase 5,429 shares of common stock held by The Permanente Federation, LLC–Series J. The number of shares beneficially owned after this offering includes 25,000 shares allocated to the holder in this offering. See footnote 6 above regarding Mr. Grant’s relationship with entities affiliated with Kaiser Permanente Ventures.

(15)	Consists of 1,443,721 shares of common stock held by MDV–Revelation LLC. MDV VIII, L.P. is the managing member and MDV Leaders’ VIII, L.P. and MDV ENF VIII, L.P. are the non-managing members of MDV–Revelation LLC. Eighth MDV Partners, L.L.C. is the sole general partner of MDV VIII, L.P., MDV Leaders’ VIII, L.P. and MDV ENF VIII, L.P. William Ericson, Jon Feiber and Nancy Schoendorf are the Managing Members of Eighth MDV Partners, L.L.C. and may be deemed to share voting and investment power with respect to the shares held of record by MDV–Revelation LLC. Joshua L. Green, a non-managing member of Eighth MDV Partners, L.L.C. and a member of our board of directors, may be deemed to indirectly beneficially own the shares held by MDV–Revelation LLC.

(16)	Consists of 1,716,589 shares and warrants to purchase 72,389 shares of common stock held by New Leaf Ventures II, L.P. The number of shares beneficially owned after this offering includes 25,000 shares allocated to the holder in this offering. Mr. Lathi is a managing director of New Leaf Venture Partners. See footnote 4 above regarding Mr. Lathi’s relationship with New Leaf Ventures II, L.P. Mr. Lathi disclaims beneficial ownership in all shares held by New Leaf Ventures II, L.P. except to the extent of his pecuniary interest therein.

(17)	Consists of 4,721 shares issuable upon the exercise of options exercisable within 60 days of September 30, 2016.

(18)	Consists of 52,903 shares of common stock held by Mr. Scott and 31,872 shares issuable upon the exercise of options exercisable within 60 days of September 30, 2016.

(19)	Consists of 1,699 shares of common stock held by Mr. Starling, and 2,384,524 shares and warrants to purchase 49,581 shares of common stock held by Synergy Life Science Partners, LP. See footnote 1 above regarding Mr. Starling’s relationship with Synergy Life Science Partners, LP. Mr. Starling disclaims beneficial ownership in all shares held by Synergy Life Science Partners, LP except to the extent of his pecuniary interest therein.

(20)	Consists of 4,721 shares issuable upon the exercise of options exercisable within 60 days of September 30, 2016.

(21)	Consists of 9,309,491 shares of common stock, warrants to purchase 172,642 shares of common stock, and 1,087,735 shares issuable upon the exercise of options exercisable within 60 days of September 30, 2016. The number of shares beneficially owned after this offering includes 150,000 shares allocated to existing investors affiliated with certain of our directors in this offering.

DESCRIPTION OF CAPITAL STOCK

The following summary describes our capital stock and the material provisions of our amended and restated certificate of incorporation and our amended and restated bylaws, which will become effective prior to the completion of this offering, the amended and restated investors rights agreement to which we and certain of our stockholders are parties, and of the Delaware General Corporation Law. This summary does not purport to be complete and is qualified in its entirety by the provisions of our amended and restated certificate of incorporation, amended and restated bylaws and amended and restated investors rights agreement, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

General

Prior to the completion of this offering, we will file our amended and restated certificate of incorporation that authorizes 100,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value per share. As of June 30, 2016, there were outstanding:

•	1,453,654 shares of our common stock held by approximately 74 stockholders of record

•	13,343,981 shares of our common stock issuable upon conversion of outstanding shares of preferred stock held by approximately 28 stockholders of record

•	296,755 shares of our common stock issuable upon exercise of outstanding warrants to purchase preferred stock

•	2,722,648 shares of our common stock issuable upon exercise of outstanding stock options

Assuming the conversion of all outstanding shares of our convertible preferred stock into shares of our common stock, which will occur immediately prior to the consummation of this offering, the exercise of warrants for the purchase of 31,359 shares of preferred stock and the subsequent conversion of such shares to common stock upon the completion of this offering, as of June 30, 2016, there were 14,828,994 shares of our common stock outstanding, held by approximately 93 stockholders of record, and no shares of our preferred stock outstanding. Following this offering we expect to have 21,123,112 shares of common stock outstanding and no shares of preferred stock outstanding.

Common Stock

Voting Rights

Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting shares are able to elect all of the directors.

Dividends

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. We do not have any plans to pay dividends to our stockholders.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

Holders of our common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of our preferred stock that we may designate in the future.

Fully Paid and Nonassessable

All of our outstanding shares of common stock are, and the shares of common stock to be issued in this offering will be, fully paid and nonassessable.

Preferred Stock

Immediately prior to the consummation of this offering, all outstanding shares of our preferred stock will be converted into shares of our common stock. Upon the consummation of this offering, our board of directors will have the authority, without further action by our stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preferences, sinking fund provisions and the number of shares constituting, or the designation of, such series, any or all of which may be greater than the rights of common stock. The issuance of our preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon our liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of our company or other corporate action. Immediately after consummation of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Warrants

The following table sets forth information about outstanding warrants to purchase shares of our stock as of June 30, 2016. Certain warrants to purchase shares of our Series D preferred stock expire at the earlier of November 16, 2022 or upon a liquidation event, including completion of this offering. The other warrants to purchase shares of our Series A preferred stock, Series B preferred stock and Series D preferred stock will convert into warrants to purchase our common stock based on the conversion ratio of the Series A preferred stock, Series B preferred stock and Series D preferred stock, respectively, immediately prior to the completion of this offering.

Class of Stock Underlying Warrants	Number of Shares of Preferred Stock Exercisable Prior to this Offering	Number of Shares of Common Stock Underlying Warrants on an As-Converted Basis	Exercise Price Per Share Prior to this Offering	Exercise Price Per Share on an As-Converted Basis	Expiration Date
Series A convertible preferred stock, par value $0.001	24,678	24,678	$5.67	$5.67	November 24, 2019
Series B convertible preferred stock, par value $0.001	1,525	3,056	$16.39	$8.18	November 24, 2019
Series B convertible preferred stock, par value $0.001	11,592	23,234	$16.39	$8.18	February 28, 2021
Series D convertible preferred stock, par value $0.001	20,136	20,136	$7.31	$7.31	June 2, 2024
Series D convertible preferred stock, par value $0.001	18,474	18,474	$7.31	$7.31	April 17, 2023
Series D convertible preferred stock, par value $0.001	22,807	22,807	$6.59	$6.59	November 16, 2022
Series D Convertible preferred stock, par value $0.001	8,552	8,552	$6.58	$6.58	November 16, 2022
Series D convertible preferred stock, par value $0.001	207,177	207,177	$0.01	$0.01	November 1, 2019

Total	314,941	328,114

Registration Rights

After the completion of this offering, the holders of an aggregate of 13,343,981 shares of our common stock as of June 30, 2016 (including shares issuable upon the conversion of our outstanding preferred stock immediately prior to the completion of this offering), will be entitled to certain rights with respect to the registration of such shares under the Securities Act. In the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, these holders are entitled to notice of such registration and are entitled to include their common stock in such registration, subject to certain marketing and other limitations. Beginning six months after the completion of this offering, the holders of at least 20% of these securities have the right to require us, on not more than two occasions, to file a registration statement on Form S-1 under the Securities Act in order to register the resale of their shares of common stock. We may, in certain circumstances, defer such registrations and the underwriters have the right, subject to certain limitations, to limit the number of shares included in any underwritten offering. Further, the holders of these securities may require us to register the resale of all or a portion of their shares on a Registration Statement on Form S-3, subject to certain conditions and limitations. In addition, the holders of these securities have certain “piggyback” registration rights. If we propose to register any of our equity securities under the Securities Act other than pursuant to the registration rights noted above or specified excluded registrations, holders may require us to include all or a portion of their registrable securities in the registration and in any related underwriting. In an underwritten offering, the underwriters have the right, subject to specified conditions, to limit the number of registrable securities such holders may include. Additionally, piggyback registrations are subject to delay or termination of the registration under certain circumstances. The underwriters named in this prospectus have notified us that no holders of registration rights will be permitted to include any of their shares in this offering.

Anti-Takeover Effects or Provisions of our Amended and Restated Certificate of Incorporation, our Amended and Restated Bylaws and Delaware Law

Some provisions of Delaware law and our amended and restated certificate of incorporation and our amended and restated bylaws that will be in effect prior to the completion of this offering contain provisions that could make the following transactions more difficult: acquisition of us by means of a tender offer; acquisition of us by means of a proxy contest or otherwise; or removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stock holders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of a non-friendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the General Corporation Law of the State of Delaware, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested holder;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines interested stockholder as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation or any entity or person affiliated with or controlling or controlled by such entity or person.

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire us. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of our company.

Special Stockholder Meetings

Our amended and restated bylaws will provide that a special meeting of stockholders may be called only by our board of directors, the chairperson of our board of directors, or our Chief Executive Officer or President. This provision might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. Our amended and restated bylaws will also specify certain requirements regarding the form and content of a stockholder’s notice.

Elimination of Stockholder Action by Written Consent

Our amended and restated certificate of incorporation and our amended and restated bylaws eliminate the right of stockholders to act by written consent without a meeting. As a result, a holder controlling a majority of our capital stock would not be able to amend our amended and restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws.

Classified Board; Election and Removal of Directors

Our amended and restated certificate of incorporation and amended and restated bylaws will authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors will be permitted to be set only by a resolution adopted by our board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of our board of directors but promotes continuity of management.

Upon the consummation of this offering, our board of directors will be divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors. In addition, our amended and restated certificate of incorporation will provide that directors may only be removed for cause. For more information on the classified board, see “Management—Board of Directors.” This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.

Choice of Forum

Our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a breach of fiduciary duty, any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws, or any action asserting a claim against us that is governed by the internal affairs doctrine.

Amendment of Charter Provisions

The amendment of any of the above provisions, except for the provision making it possible for our board of directors to issue preferred stock, would require approval by holders of at least 66 2/3% of the voting power of our then outstanding voting stock.

The provisions of the Delaware General Corporation Law, our amended and restated certificate of incorporation and our amended and restated bylaws may have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Limitations on Liability and Indemnification Matters

For a discussion of liability and indemnification, see “Management—Limitation on Liability and Indemnification Matters.”

Exchange Listing

Our common stock has been approved for quotation on The NASDAQ Stock Market under the symbol “IRTC.”

Transfer Agent

The transfer agent for our common stock will be Wells Fargo Shareowner Services. The transfer agent’s address is 1110 Centre Pointe Curve, Suite 101, Mendota Heights, Minnesota, 55120. Our shares of common stock will be issued in uncertificated form only, subject to limited exceptions.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Upon completion of this offering, based on the number of shares of our capital stock outstanding as June 30, 2016, we will have a total of 21,123,112 shares of our common stock outstanding, assuming the automatic conversion of all outstanding shares of convertible preferred stock into shares of common stock upon the completion of this offering and including common stock issuable upon exercise of outstanding warrants and stock options. Of these outstanding shares, all the shares of common stock sold in this offering, plus any shares sold upon exercise of the underwriters’ over-allotment option, will be freely tradable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below.

The remaining outstanding shares of our common stock will be deemed “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below. In addition, holders of all or substantially all of our equity securities have entered into or will enter into lock-up agreements with the underwriters under which they have agreed, subject to specific exceptions, not to sell any of our stock for at least 180 days following the date of this prospectus, as described below. As a result of these agreements, subject to the provisions of Rule 144 or Rule 701, these restricted securities will be available for sale in the public market as follows:

•	beginning on the date of this prospectus, 6,294,118 shares of common stock sold in this offering, other than 150,000 shares purchased in this offering by certain of our existing investors, will be immediately available for sale in the public market

•	beginning 181 days after the date of this prospectus, 14,725,063 additional shares of common stock, plus 150,000 shares purchased in this offering by certain of our existing investors, will become eligible for sale in the public market, of which 6,831,369 shares, plus 150,000 shares purchased in this offering by certain of our existing investors, will be held by our directors, executive officers and other affiliates and will be subject to the volume and other restrictions of Rule 144, as described below

Lock-Up Agreements

We have agreed that during a period of 180 days from the date of this prospectus, we will not, without the prior written consent of J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC, (i) directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock or file any registration statement under the Securities Act with respect to any of the foregoing or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of shares of our common stock, whether any such swap or transaction described in clause (i) or (ii) above is to be settled by delivery of shares of common stock or such other securities, in cash or otherwise, subject to certain exceptions.

All of our directors, executive officers and substantially all of our shareholders and certain of our option holders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC, on behalf of the underwriters, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), or publicly disclose the intention to make any offer, sale, pledge or disposition, (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise or (3) make any demand for or exercise any right with respect to the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The restrictions described in the immediately preceding paragraph do not apply to:

•	transfers or dispositions of shares of common stock (or any security convertible into or exercisable or exchangeable for common stock), provided that in each case below, any transfer or distribution requires that each transferree, donee or distributee execute and deliver to the underwriters a lock-up letter; and provided, further, that no filing by any party (donor, donee, transferor or transferee) under the Exchange Act or other public announcement shall be required or shall be made voluntarily during the 180 days after the date of this prospectus:

•	to a spouse, domestic partner, parent, sibling, child or grandchild or any person who has a relationship by blood, marriage or adoption not more remote than first cousin to the party subject to the lock-up

•	to a trust, or other entity formed for estate planning purposes, formed for the direct or indirect benefit of the party subject to the lock-up or of an immediate family member of the party subject to the lock-up

•	if the party subject to the lock-up is a corporation, partnership, limited liability company or other business entity, to another corporation, partnership, limited liability company or other business entity that controls, is controlled by or is under common control with the party subject to the lock-up, or as part of a disposition, transfer or distribution by the party subject to the lock-up to its members, limited partners or equity holders

•	if the party subject to the lock-up is a trust, to a trustor or beneficiary of the trust

•	if the party subject to the lock-up is not an officer or director, transactions relating to shares of common stock acquired in this offering or acquired in a directed share program instituted in connection with this offering or in open market transactions after the completion of this offering, provided that no filing under Section 16 of the Exchange Act shall be required or shall be voluntarily made in connection with subsequent sales of common stock acquired in such manner

•	the receipt by the party subject to the lock-up of shares of common stock upon the vesting of restricted stock awards or exercise of options to purchase securities issued pursuant to our equity incentive plans or the transfer of shares of common stock or any securities convertible into common stock to us upon a vesting event of the securities or upon the exercise of options or warrants to purchase our securities, in each case on a “cashless” or “net exercise” basis or to cover tax obligations of the party subject to the lock-up in connection with such vesting or exercise, provided that no filing under the Exchange Act shall be required or shall be voluntarily made during 180 days after the date of this prospectus and provided further, that the shares shall be subject to the terms of the lock-up

•	the transfer of shares of common stock or any security convertible into or exercisable or exchangeable for common stock, pursuant to agreements existing as of the date of the lock-up agreement under which the we have the option to repurchase such shares or securities or a right of first refusal with respect to transfers of such shares or securities; provided that (i) any filing under the Exchange Act shall clearly indicate in the footnotes thereto that (i) the filing relates to the circumstances described in this clause and (ii) no common stock or other securities were sold by the reporting person

•	the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that (i) such plan does not provide for the transfer of common stock during the 180 days after the date of the prospectus and (ii) no public announcement or filing under the Exchange Act is required of or voluntarily made by or on behalf of the party subject to the lock-up or us regarding the establishment of such plan

•	the conversion of our outstanding preferred stock into shares of common stock, provided that such shares of common stock remain subject to the terms of the lock-up agreement

•	the transfer of shares of common stock or any security convertible into or exercisable or exchangeable for common stock that occurs by operation of law including pursuant to a qualified domestic order or in connection with a divorce settlement, provided that the transferee signs and delivers a lock-up letter for the balance of the 180 days after the date of the prospectus, and provided further, that no filing under the Exchange Act shall be required or shall be voluntarily made during the 180 days after the date of the prospectus

•	the transfer of shares of common stock or of any security convertible into or exercisable or exchangeable for common stock in connection with a bona fide third-party tender offer, merger, consolidation or other similar transaction made to all holders of our capital stock involving a change of control (as defined below) occurring after the date of this offering; provided, however, that in the event that such tender offer, merger, consolidation or other such transaction is not completed, the shares of common stock and other securities convertible, exercisable or exchangeable for shares of common stock shall remain subject to the provisions of the lock-up agreement. For purposes of this clause, “change of control” means the consummation of any bona fide third party tender offer, merger, consolidation or other similar transaction the result of which is that any “person” (as defined in Section 13(d)(3) of the Exchange Act), or group of persons, becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) of 50% of the total voting power of the voting stock

J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC, in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above, in accordance with the provisions therein, in whole or in part at any time without notice. Following the expiration of the lock-up period, and assuming that the representatives of the underwriters do not release any parties from these agreements, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market subject to the limitations of Rule 144 under the Securities Act.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, and upon expiration of the lock-up agreements described above, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately 211,231 shares immediately after this offering, assuming no exercise by the underwriters’ over-allotment option; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale;

provided, in each case, that we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.

Registration Rights

Pursuant to an investor rights agreement, the holders of an aggregate of 13,343,981 shares of our common stock as of June 30, 2016 (including shares issuable upon the conversion of our outstanding preferred stock immediately prior to the completion of this offering), or their transferees, will be entitled to certain rights with respect to the registration of the offer and sale of those shares under the Securities Act. See the section titled “Description of Capital Stock—Registration Rights” for a description of these registration rights. If the offer and sale of these shares is registered, the shares will be freely tradable without restriction under the Securities Act, and a large number of shares may be sold into the public market.

Stock and Option Plans

Following the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register shares of our common stock issued or reserved for issuance under our 2006 Stock Plan, 2016 Equity Incentive Plan and 2016 Employee Stock Purchase Plan, or the Plans. The registration statement on Form S-8 will become effective immediately upon filing, and shares covered by such registration statement will thereupon be eligible for sale in the public markets, subject to vesting restrictions, the lock-up agreements described above and Rule 144 limitations applicable to affiliates. See “Executive Compensation—Employee Benefit and Stock Plans” for additional information.

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES FOR

NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a general discussion of the material U.S. federal income tax consequences to non-U.S. holders with respect to their ownership and disposition of shares of our common stock purchased in this offering. This discussion is for general information only, is not tax advice, and does not purport to be a complete analysis of all potential tax considerations. Accordingly, all prospective non-U.S. holders of our common stock should consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the purchase, ownership and disposition of our common stock. This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended, (the “Code”), existing and proposed U.S. Treasury Regulations promulgated thereunder, current administrative rulings and judicial decisions, in effect as of the date of this prospectus, all of which are subject to change, possibly with retroactive effect, or to differing interpretation. Any change could alter the tax consequences to non-U.S. holders described in this prospectus. We assume in this discussion that a non-U.S. holder holds shares of our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment).

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances, nor does it address any aspects of state, local or non-U.S. income taxes or any non-income taxes other than to the limited extent set forth below. This discussion also does not address the potential application of the alternative minimum tax, the tax on net investment income, or any specific tax consequences that may be relevant to a non-U.S. holder in light of such holder’s particular circumstances and does not address the special tax rules applicable to particular non-U.S. holders, such as:

•	insurance companies

•	tax-exempt organizations

•	banks or other financial institutions

•	brokers or dealers in securities, and traders in securities that use a mark-to-market method of accounting for their securities holdings

•	partnerships or entities classified as partnerships for U.S. federal income tax purposes and other pass-through entities

•	tax-qualified retirement plans

•	persons that own or are deemed to own more than 5% of our capital stock (except to the extent specifically set forth below)

•	“controlled foreign corporations” or “passive foreign investment companies”

•	corporations that accumulate earnings to avoid U.S. federal income tax

•	owners that hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment

•	certain former citizens or long-term residents of the United States

•	persons deemed to sell our common stock under the constructive sale provisions of the Code

In addition, if a partnership or entity classified as a partnership for U.S. federal tax purposes holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock, and partners or members in such partnerships should consult their tax advisors. There can be no assurance that the Internal Revenue Service (“IRS”) will not challenge one or more of the tax consequences described herein, and we have not obtained, and do not intend to obtain, an opinion of counsel or ruling from the IRS with respect to the U.S. federal income tax consequences to a non-U.S. holder of the purchase, ownership or disposition of our common stock. We urge prospective investors to consult with their own tax advisors regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of purchasing, owning and disposing of shares of our common stock.

Non-U.S. Holder Defined

For purposes of this discussion, except as modified for estate tax purposes, a non-U.S. holder means a beneficial owner of our common stock, other than a partnership or other entity classified as a partnership for U.S. federal income tax purposes, that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States

•	a corporation, or other entity taxable as a corporation for U.S. federal tax purposes, created or organized in the United States or under the laws of the United States or of any state thereof or the District of Columbia

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source

•	a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or (y) which has made a valid election to be treated as a U.S. person

Distributions on Our Common Stock

We have not made any distributions on our common stock and we do not have any plans to make any distributions on our common stock. However, if we do make distributions on our common stock, those payments generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds both our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder’s capital, and will reduce such holder’s basis in our common stock, but not below zero. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in “—Gain on Sale, Exchange or Other Disposition of Our Common Stock.” Dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be provided by an applicable income tax treaty between the United States and such holder’s country of residence.

Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the United States (and, if an applicable income tax treaty so provides, are also attributable to a permanent establishment or a fixed base maintained within the United States by such non-U.S. holder) are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements. However, such U.S. effectively connected income, net of specified deductions and credits, is taxed at the same graduated U.S. federal income tax rates applicable to U.S. persons. Any U.S. effectively connected income received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional branch profits tax at a 30% rate or such lower rate as may be provided by an applicable income tax treaty between the United States and such holder’s country of residence.

In order to claim the benefit of a tax treaty or to claim exemption from withholding because dividends paid on our common stock are effectively connected with the conduct of a trade or business in the United States, a non-U.S. holder must provide a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E for treaty benefits or IRS Form W-8ECI for effectively connected income, or such successor forms as the IRS designates, prior to the payment of dividends. These forms must be periodically updated. If a non-U.S. holder holds our common stock through a financial institution or other agent acting on such holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries. Non-U.S. holders may be eligible to obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Sale, Exchange or Other Disposition of Our Common Stock

Subject to the discussion below regarding backup withholding and foreign accounts, a non-U.S. holder generally will not be subject to any U.S. federal income tax on any gain realized upon such holder’s sale, exchange or other disposition of shares of our common stock unless:

•	the gain is effectively connected with a U.S. trade or business (and, if an applicable income tax treaty so provides, is also attributable to a permanent establishment or a fixed base maintained within the United States by such non-U.S. holder), in which case the graduated U.S. federal income tax rates applicable to U.S. persons will apply, and, if the non-U.S. holder is a foreign corporation, the additional branch profits tax described above in “—Distributions on Our Common Stock” may also apply;

•	the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more in the calendar year of the disposition and certain other conditions are met, in which case the non-U.S. holder will be subject to a 30% tax on the net gain derived from the disposition, which may be offset by U.S.-source capital losses of the non-U.S. holder, if any; or

•	we are or have been, at any time during the five-year period preceding such disposition (or the non-U.S. holder’s holding period, if shorter) a “United States real property holding corporation” (a “USRPHC”).

We believe that we have not been and are not currently, and we do not anticipate becoming in the future, a USRPHC for U.S. federal income tax purposes, and the remainder of this discussion so assumes. Because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we are or become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, as to which there can be no assurance, a non-U.S. holder will only be subject to tax under these rules if such non-U.S. holder actually or constructively holds more than 5% of such regularly-traded common stock at any time during the shorter of the five-year period preceding such holder’s disposition of, or such holder’s holding period for, our common stock.

Federal Estate Tax

Shares of our common stock beneficially owned by an individual who is not a citizen or resident of the United States (as defined for U.S. federal estate tax purposes) at the time of death will generally be included in the decedent’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to each non-U.S. holder, the name and address of such non-U.S. holder, and the amount of tax withheld, if any. A similar report will be sent to each non-U.S. holder. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in such non-U.S. holder’s country of residence.

Payments of dividends on or of proceeds from the disposition of our common stock may be subject to additional information reporting and backup withholding at a current rate of 28% unless a non-U.S. holder establishes an exemption, for example, by properly certifying its non-U.S. status on an IRS Form W-8BEN or W-8BEN-E or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or a paying agent has actual knowledge, or reason to know, that such holder is a U.S. person.

Backup withholding is not an additional tax; rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Foreign Accounts

The Foreign Account Tax Compliance Act, or FATCA, generally imposes a U.S. federal withholding tax of 30% on dividends on and the gross proceeds from a sale or other disposition of our common stock, paid to a “foreign financial institution” (as specially defined under these rules), unless such institution enters into an agreement with the U.S. government to, among other things, withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding the U.S. account holders of such institution (which include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or otherwise establishes an exemption. FATCA also generally imposes a U.S. federal withholding tax of 30% on dividends on and the gross proceeds from a sale or other disposition of our common stock paid to a “non-financial foreign entity” (as specifically defined for purposes of these rules) unless such entity provides the withholding agent with a certification identifying certain substantial direct and indirect U.S. owners of the entity, certifies that there are none or otherwise establishes an exemption. The withholding provisions under FATCA generally apply to dividends on our common stock, and under current transitional rules are expected to apply with respect to the gross proceeds from a sale or other disposition of our common stock on or after January 1, 2019. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in our common stock.

Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITING

We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC are acting as joint book running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of Shares
J.P. Morgan Securities LLC	2,517,647
Morgan Stanley & Co. LLC	2,517,647
Canaccord Genuity Inc.	786,765
BTIG, LLC	472,059

Total	6,294,118

The underwriters are committed to purchase all the common shares offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

Certain of our existing investors affiliated with certain of our directors have agreed to purchase an aggregate of 150,000 shares of our common stock in this offering at the initial public offering price. Such purchases will be made on the same terms as the shares that are sold to the public generally and not pursuant to any pre-existing contractual rights or obligations.

The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $0.714 per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $0.238 per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to 944,117 additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $1.19 per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without Over-Allotment Exercise	With Full Over-Allotment Exercise
Per Share	$1.19	$1.19
Total	$7,490,000	$8,613,500

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $3,410,000. We have agreed to reimburse the underwriters for their expenses, in the amount of $45,000, relating to clearance of this offering with the Financial Industry Regulatory Authority.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission, or SEC, a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC for a period of 180 days after the date of this prospectus, other than the shares of our common stock to be sold hereunder and any shares of our common stock issued upon the exercise of options granted under our existing stock-based compensation plans.

All of our directors, executive officers and substantially all of our shareholders and certain of our option holders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC, on behalf of the underwriters, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), or publicly disclose the intention to make any offer, sale, pledge or disposition, (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise or (3) make any demand for or exercise any right with respect to the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The restrictions described in the immediately preceding paragraph do not apply to:

•	transfers or dispositions of shares of common stock (or any security convertible into or exercisable or exchangeable for common stock), provided that in each case below, any transfer or distribution requires that each transferree, donee or distributee execute and deliver to the underwriters a lock-up letter; and provided, further, that no filing by any party (donor, donee, transferor or transferee) under the Exchange Act or other public announcement shall be required or shall be made voluntarily during the 180 days after the date of this prospectus:

•	to a spouse, domestic partner, parent, sibling, child or grandchild or any person who has a relationship by blood, marriage or adoption not more remote than first cousin to the party subject to the lock-up

•	to a trust, or other entity formed for estate planning purposes, formed for the direct or indirect benefit of the party subject to the lock-up or of an immediate family member of the party subject to the lock-up

•	if the party subject to the lock-up is a corporation, partnership, limited liability company or other business entity, to another corporation, partnership, limited liability company or other business entity that controls, is controlled by or is under common control with the party subject to the lock-up, or as part of a disposition, transfer or distribution by the party subject to the lock-up to its members, limited partners or equity holders

•	if the party subject to the lock-up is a trust, to a trustor or beneficiary of the trust

•	if the party subject to the lock-up is not an officer or director, transactions relating to shares of common stock acquired in this offering or acquired in a directed share program instituted in connection with this offering or in open market transactions after the completion of this offering, provided that no filing under Section 16 of the Exchange Act shall be required or shall be voluntarily made in connection with subsequent sales of common stock acquired in such manner

•	the receipt by the party subject to the lock-up of shares of common stock upon the vesting of restricted stock awards or exercise of options to purchase securities issued pursuant to our equity incentive plans or the transfer of shares of common stock or any securities convertible into common stock to us upon a vesting event of the securities or upon the exercise of options or warrants to purchase our securities, in each case on a “cashless” or “net exercise” basis or to cover tax obligations of the party subject to the lock-up in connection with such vesting or exercise, provided that no filing under the Exchange Act shall be required or shall be voluntarily made during 180 days after the date of this prospectus and provided further, that the shares shall be subject to the terms of the lock-up

•	the transfer of shares of common stock or any security convertible into or exercisable or exchangeable for common stock, pursuant to agreements existing as of the date of the lock-up agreement under which the we have the option to repurchase such shares or securities or a right of first refusal with respect to transfers of such shares or securities; provided that (i) any filing under the Exchange Act shall clearly indicate in the footnotes thereto that (i) the filing relates to the circumstances described in this clause and (ii) no common stock or other securities were sold by the reporting person

•	the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that (i) such plan does not provide for the transfer of common stock during the 180 days after the date of the prospectus and (ii) no public announcement or filing under the Exchange Act is required of or voluntarily made by or on behalf of the party subject to the lock-up or us regarding the establishment of such plan

•	the conversion of our outstanding preferred stock into shares of common stock, provided that such shares of common stock remain subject to the terms of the lock-up agreement

•	the transfer of shares of common stock or any security convertible into or exercisable or exchangeable for common stock that occurs by operation of law including pursuant to a qualified domestic order or in connection with a divorce settlement, provided that the transferee signs and delivers a lock-up letter for the balance of the 180 days after the date of the prospectus, and provided further, that no filing under the Exchange Act shall be required or shall be voluntarily made during the 180 days after the date of the prospectus

•	the transfer of shares of common stock or of any security convertible into or exercisable or exchangeable for common stock in connection with a bona fide third-party tender offer, merger, consolidation or other similar transaction made to all holders of our capital stock involving a change of control (as defined below) occurring after the date of this offering; provided, however, that in the event that such tender offer, merger, consolidation or other such transaction is not completed, the shares of common stock and other securities convertible, exercisable or exchangeable for shares of common stock shall remain subject to the provisions of the lock-up agreement. For purposes of this clause, “change of control” means the consummation of any bona fide third party tender offer, merger, consolidation or other similar transaction the result of which is that any “person” (as defined in Section 13(d)(3) of the Exchange Act), or group of persons, becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) of 50% of the total voting power of the voting stock

J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC, in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above, in accordance with the provisions therein, in whole or in part at any time without notice.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Our common stock has been approved for quotation on The NASDAQ Stock Market under the symbol “IRTC.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on The NASDAQ Stock Market, in the over the counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters considered a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Selling Restrictions

General

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

United Kingdom

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a ‘‘Relevant Member State’’), from and including the date on which the European Union Prospectus Directive (the ‘‘EU Prospectus Directive’’) was implemented in that Relevant Member State (the ‘‘Relevant Implementation Date’’) an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of securities described in this prospectus may be made to the public in that Relevant Member State at any time:

•	to any legal entity which is a qualified investor as defined under the EU Prospectus Directive;

•	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive); or

•	in any other circumstances falling within Article 3(2) of the EU Prospectus Directive, provided that no such offer of securities described in this prospectus shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the EU Prospectus Directive.

For the purposes of this provision, the expression an ‘‘offer of securities to the public’’ in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State. The expression “EU Prospectus Directive” means Directive 2003/71/EC (and any amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of Non-CIS Securities may not be circulated or distributed, nor may the Non-CIS Securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

•	where no consideration is or will be given for the transfer;

•	where the transfer is by operation of law;

•	as specified in Section 276(7) of the SFA; or

•	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notice to Prospective Investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California will pass upon the validity of the shares of common stock offered by this prospectus. Certain members of, and investment partnerships comprised of members of, and persons associated with, Wilson Sonsini Goodrich & Rosati, P.C. own an interest representing less than 0.5% of the shares of our common stock. Davis Polk & Wardwell LLP is acting as counsel for the underwriters.

EXPERTS

The financial statements as of December 31, 2014 and 2015 and for each of the two years in the period ended December 31, 2015, included in this prospectus, have been so included in reliance on the report (which contains an explanatory paragraph relating to the Company’s ability to continue as a going concern as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 with the SEC for the stock we are offering by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. When we complete this offering, we will also be required to file annual, quarterly and special reports, proxy statements and other information with the SEC.

You can read our SEC filings, including the registration statement, over the Internet at the SEC’s web site at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

IRHYTHM TECHNOLOGIES, INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

iRhythm Technologies, Inc.

In our opinion, the accompanying balance sheets and the related statements of operations and comprehensive loss, of convertible preferred stock and stockholders’ deficit and of cash flows present fairly, in all material respects, the financial position of iRhythm Technologies, Inc. at December 31, 2015 and December 31, 2014, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses and negative cash flows from operations that raise substantial doubt about its ability to continue as a going concern. Management’s plans with respect to its liquidity are also discussed in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ PricewaterhouseCoopers LLP

San Jose, California

March 29, 2016, except for the effects of the additional disclosures relating to the Company’s ability to continue as a going concern as described in Note 1 to the consolidated financial statements, as to which the date is September 7, 2016, and except for the effects of the reverse stock split discussed in the second paragraph of Note 16 as to which the date is October 7, 2016.

IRHYTHM TECHNOLOGIES, INC.

Consolidated Balance Sheets

(In thousands, except share and per share data)

	December 31,		June 30, 2016	Pro Forma as of June 30, 2016
	2014	2015
			(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$8,618	$25,208	$8,974	$9,180

Accounts receivable, net	5,853	5,577	9,229
Inventory	818	1,145	1,456
Prepaid expenses and other current assets	243	808	825
Restricted cash	—	91	91

Total current assets	15,532	32,829	20,575
Property and equipment, net	751	2,036	2,669
Restricted cash	91	—	—
Goodwill	862	862	862
Other assets	1,273	2,145	4,621

Total assets	$18,509	$37,872	$28,727

Liabilities, Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities:
Accounts payable	$1,197	$1,459	$1,560
Accrued liabilities	3,242	6,699	6,113
Deferred revenue	421	506	359
Accrued interest, current portion	—	111	—

Total current liabilities	4,860	8,775	8,032
Debt	6,255	30,552	31,375
Deferred rent, noncurrent portion	—	28	28
Accrued interest, net of current portion	130	96	111
Preferred stock warrant liabilities	2,794	2,949	3,346	$—

Total liabilities	14,039	42,400	42,892
Commitments and contingencies (Note 6)
Convertible preferred stock, $0.001 par value – 10,066,960, 11,392,882 and 11,392,882 (unaudited) shares authorized at December 31, 2014 and 2015 and June 30, 2016, respectively; 9,657,867, 11,046,146 and 11,046,146 (unaudited) shares issued and outstanding at December 31, 2014 and 2015 and June 30, 2016, respectively; aggregate liquidation preference of $105,319, $117,495 and $117,495 (unaudited) at December 31, 2014 and 2015 and June 30, 2016, respectively; no shares authorized, issued and outstanding, pro forma (unaudited)	85,014	97,096	97,096	—
Stockholders’ deficit:
Common stock, $0.001 par value – 16,999,002, 18,528,913 and 18,528,913 (unaudited) shares authorized at December 31, 2014 and December 31, 2015 and June 30, 2016 respectively; 1,326,636, 1,410,565 and 1,453,654 (unaudited) shares issued and outstanding at December 31, 2014 and 2015 and June 30, 2016, respectively 14,828,994 shares issued and outstanding, pro forma (unaudited)	1	1	2	15
Additional paid-in capital	2,922	4,641	5,565	106,200
Accumulated deficit	(83,467)	(106,266)	(116,828)	(116,828)

Total stockholders’ deficit	(80,544)	(101,624)	(111,261)	$(10,613)

Total liabilities, convertible preferred stock and stockholders’ deficit	$18,509	$37,872	$28,727

The accompanying notes are an integral part of these consolidated financial statements.

IRHYTHM TECHNOLOGIES, INC.

Consolidated Statements of Operations and Comprehensive Loss

(In thousands, except share and per share data)

	Year Ended December 31,		Six Months Ended June 30,
	2014	2015	2015	2016
			(unaudited)
Revenue	$21,749	$36,140	$15,942	$28,588
Cost of revenue	10,591	14,700	6,791	9,815

Gross profit	11,158	21,440	9,151	18,773

Operating expenses:
Research and development	5,698	6,349	2,898	3,212
Selling, general and administrative	20,225	36,722	15,490	24,129

Total operating expenses	25,923	43,071	18,388	27,341

Loss from operations	(14,765)	(21,631)	(9,237)	(8,568)
Interest expense	(774)	(1,059)	(255)	(1,581)
Other expense, net	(293)	(109)	141	(413)

Net loss and comprehensive loss	$(15,832)	$(22,799)	$(9,351)	$(10,562)

Net loss per common share, basic and diluted	$(12.05)	$(16.57)	$(6.97)	$(7.42)

Weighted-average shares used to compute net loss per common share, basic and diluted	1,314,294	1,376,106	1,341,294	1,424,278

Pro forma net loss per common share, basic and diluted (unaudited)		$(1.57)		$(0.69)

Pro forma weighted-average shares used to compute net loss per common share, basic and diluted (unaudited)		14,427,447		14,768,259

The accompanying notes are an integral part of these consolidated financial statements.

IRHYTHM TECHNOLOGIES, INC.

Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit

(In thousands, except share and per share data)

	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance at December 31, 2013	7,680,417	$67,785	1,287,654	$1	$2,044	$(67,635)	$(65,590)
Issuance of Series E convertible preferred stock for cash at $8.77 per share, net of issuance costs of $115	1,977,450	17,229	—	—	—	—	—
Issuance of common stock upon the exercise of options	—	—	38,982	—	50	—	50
Stock-based compensation expense	—	—	—	—	828	—	828
Net loss	—	—	—	—	—	(15,832)	(15,832)

Balance at December 31, 2014	9,657,867	85,014	1,326,636	1	2,922	(83,467)	(80,544)
Issuance of Series E convertible preferred stock for cash at $8.77 per share, net of issuance costs of $92	1,388,279	12,082	—	—	—	—	—
Issuance of common stock upon the exercise of options, net of repurchases	—	—	83,929	—	309	—	309
Stock-based compensation expense	—	—	—	—	1,410	—	1,410
Net loss	—	—	—	—	—	(22,799)	(22,799)

Balance at December 31, 2015	11,046,146	97,096	1,410,565	1	4,641	(106,266)	(101,624)
Issuance of common stock upon the exercise of options, net of repurchases (unaudited)	—	—	43,089	1	74	—	75
Stock-based compensation expense (unaudited)	—	—	—	—	850	—	850
Net loss (unaudited)	—	—	—	—	—	(10,562)	(10,562)

Balance at June 30, 2016 (unaudited)	11,046,146	$97,096	1,453,654	$2	$5,565	$(116,828)	$(111,261)

The accompanying notes are an integral part of these consolidated financial statements.

IRHYTHM TECHNOLOGIES, INC.

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended December 31,		Six Months Ended June 30,
	2014	2015	2015	2016
			(unaudited)
Cash flows from operating activities
Net loss	$(15,832)	$(22,799)	$(9,351)	$(10,562)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	242	492	168	436
Stock-based compensation	828	1,410	717	850
Amortization of debt discount and issuance costs	111	116	77	125
Loss on disposal of assets	7	10	—	—
Non-cash interest expense	—	—	—	727
Change in accrued interest	(89)	(64)	—	—
Change in allowance for doubtful accounts and contractual allowance	140	902	502	2,116
Change in fair value of preferred stock warrant liabilities	291	111	(217)	397
Changes in operating assets and liabilities
Accounts receivable	(2,304)	(626)	(226)	(5,768)
Inventory	(71)	(327)	(102)	(311)
Prepaid expenses and other current assets	(35)	(506)	(216)	(17)
Other assets	(1,166)	(491)	(223)	(499)
Accounts payable	703	132	250	116
Accrued liabilities	1,399	3,522	607	(827)
Deferred rent	(28)	28	—	—
Deferred revenue	178	85	768	(147)

Net cash used in operating activities	(15,626)	(18,005)	(7,246)	(13,364)

Cash flows from investing activities
Purchases of property and equipment	(539)	(1,787)	(845)	(1,069)

Net cash used in investing activities	(539)	(1,787)	(845)	(1,069)

Cash flows from financing activities
Proceeds from issuance of common stock upon exercise of stock options, net of repurchases	50	309	275	75
Proceeds from issuance of convertible preferred stock, net of issuance costs	17,229	12,134	12,136	—
Payments of deferred offering costs	—	(5)	—	(1,876)
Proceeds from long-term debt, net of debt discount and issuance costs	4,905	29,018	—	—
Repayments of long-term debt	(4,500)	(4,905)	—	—
Payments of issuance costs for revolving credit line	—	(169)	—	—

Net cash provided by (used in) financing activities	17,684	36,382	12,411	(1,801)

Net increase (decrease) in cash and cash equivalents	1,519	16,590	4,320	(16,234)
Cash and cash equivalents, beginning of period	7,099	8,618	8,618	25,208

Cash and cash equivalents, end of period	$8,618	$25,208	$12,938	$8,974

Supplemental disclosures of cash flow information
Interest paid	$318	$343	$184	$838
Non-cash investing and financing activities
Issuance of warrants to purchase preferred stock	$98	$44	$44	$—
Series E convertible preferred stock issuance costs included in accrued liabilities	$—	$52	$2	$—
Deferred offering costs included in accounts payables and accrued liabilities	$—	$265	$—	$397

The accompanying notes are an integral part of these consolidated financial statements.

IRHYTHM TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements

1. Organization and Description of Business

iRhythm Technologies, Inc. (the “Company”) was incorporated in the state of Delaware in September 2006. The Company is a commercial-stage digital healthcare company redefining the way cardiac arrhythmias are clinically diagnosed by combining wearable biosensing technology with cloud-based data analytics and machine-learning capabilities. The Company commenced commercial introduction of its products in the United States in 2009 following clearance by the U.S. Food and Drug Administration.

The Company’s headquarters are based in San Francisco, California, has manufacturing facilities in Cypress, California, and clinical centers in Lincolnshire, Illinois and Houston, Texas. In March 2016, the Company formed a wholly-owned subsidiary in the United Kingdom (unaudited). The Company manages its operations as a single operating segment. Substantially all of the Company’s assets are maintained in the United States. The Company derives substantially all of its revenue from sales to customers in the United States, based upon the billing address of the customer.

Liquidity

The Company has incurred net losses from operations since inception and had an accumulated deficit of $106.3 million as of December 31, 2015. The Company has funded its operations to date primarily through the sale of convertible preferred stock and debt financings. The Company plans to continue to finance its operations in the future with additional equity and debt financing arrangements. There can be no assurances that, in the event the Company requires additional financing, such financing will be available on terms which are favorable to the Company, or at all. Management believes that its cash and cash equivalents of $25.2 million and funds available under its credit facility and debt agreement as of December 31, 2015 will provide sufficient funds to enable the Company to meet its operating plan through at least December 31, 2016. However, if the anticipated operating results are not achieved in future periods, management believes that planned expenditures may need to be reduced in order to extend the time period over which the then-available resources would be able to fund the Company’s operations.

The Company has incurred significant operating losses since its inception and believes that it will continue to incur additional losses and negative cash flows from operations in the future. As of June 30, 2016, the Company had an accumulated deficit of $116.8 million (unaudited). The Company needs additional financing to support its liquidity needs and intends to raise such financing through the issuance of additional equity. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include all adjustments necessary for the fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented.

The accompanying financial statements are consolidated for the six months ended June 30, 2016, and include the accounts of iRhythm Technologies, Inc. and its wholly-owned subsidiary, iRhythm Technologies Ltd., established in March 2016. All intercompany accounts and transactions have been eliminated. All other accompanying financial statements for the years ended December 31, 2015 and 2014 include only the accounts of iRhythm Technologies, Inc.

IRHYTHM TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements (Continued)

In 2015, the Company early adopted Accounting Standards Update (“ASU”) No. 2015-03, Interest—Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs (ASU 2015-03). The adoption of ASU 2015-03 did not have a material impact on our financial statements.

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates its estimates, including those related to revenue recognition, contractual allowances for revenue, allowance for doubtful accounts, the useful lives of property and equipment, the recoverability of long-lived assets including the estimated usage of the printed circuit board assemblies (“PCBAs”), the valuation of deferred tax assets, the fair value of the Company’s preferred and common stock and stock-based compensation. The Company bases these estimates on historical and anticipated results, trends, and various other assumptions that the Company believes are reasonable under the circumstances, including assumptions as to future events. Actual results may differ from those estimates.

Unaudited Pro Forma Balance Sheet Information

The unaudited pro forma balance sheet information as of June 30, 2016 presents the Company’s balance sheet information as though all of the Company’s outstanding convertible preferred stock had converted into shares of common stock upon the completion of a qualifying initial public offering of the Company’s common stock (an “IPO”). In addition, the pro forma balance sheet information assumes the reclassification of the warrant liabilities to stockholders’ deficit upon completion of an IPO, as certain of the warrants to purchase convertible preferred stock will be converted into common stock warrants and certain other convertible preferred stock warrants which would expire on the IPO and are assumed to be exercised. The unaudited pro forma balance sheet information does not assume any proceeds from the proposed IPO.

Unaudited Interim Consolidated Financial Statements

The accompanying consolidated balance sheet as of June 30, 2016, the consolidated statements of operations and comprehensive loss and consolidated cash flows for the six months ended June 30, 2015 and 2016, and the consolidated statement of convertible preferred stock and stockholders’ deficit as of June 30, 2016 are unaudited. The financial data and other information disclosed in these notes to the consolidated financial statements related to June 30, 2016 and the six months ended June 30, 2015 and 2016, are also unaudited. The unaudited interim consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to state fairly the Company’s consolidated financial position as of June 30, 2016, and the results of its consolidated operations and consolidated cash flows for the six months ended June 30, 2015 and 2016. The results for the six months ended June 30, 2016 are not necessarily indicative of results to be expected for the year ending December 31, 2016, or for any other interim period or for any future year.

Fair Value of Financial Instruments

The carrying amounts of certain of the Company’s financial instruments, which includes cash equivalents, accounts receivable, prepaid expenses, accounts payable and accrued liabilities, approximate fair value due to their short maturities.

Cash Equivalents

Cash equivalents consist of short-term, highly liquid investments with original maturities of three months or less from the date of purchase. Cash equivalents consist primarily of amounts invested in money market funds.

IRHYTHM TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements (Continued)

Restricted Cash

Restricted cash consists of certificates of deposit held with a financial institution as security deposits for building leases and is included in short-term and long-term assets on the Company’s balance sheets.

Accounts Receivable, Allowance for Doubtful Accounts and Contractual Allowance

Accounts receivable consists of amounts due to the Company from institutions, government payors and commercial insurance payors as a result of the Company’s normal business activities. Accounts receivable is reported on the balance sheet net of an estimated allowance for doubtful accounts and contractual allowance.

The Company establishes an allowance for doubtful accounts for estimated uncollectible receivables based on historical collections, review of specific outstanding claims, consideration of relevant qualitative factors and an established allowance percentage by aging category. The Company writes off accounts against the allowance for doubtful accounts when they are deemed to be uncollectible. Increases and decreases in the allowance for doubtful accounts are included as a component of selling, general and administrative expenses. The Company establishes a contractual allowance, which is a reduction in revenue, for estimated uncollectible amounts from Centers for Medicare & Medicaid Services (“CMS”), and contracted third-party commercial payors.

The following table presents the changes in the allowance for doubtful accounts:

	December 31,		June 30, 2016
	2014	2015
			(unaudited)
Balance, beginning of period	$287	$470	$1,125
Add: provision for doubtful accounts	304	1,177	941
Less: write-offs, net of recoveries and other adjustments	(121)	(522)	—

Balance, end of period	$470	$1,125	$2,066

The following table presents the changes in the contractual allowance:

	December 31,		June 30, 2016
	2014	2015
			(unaudited)
Balance, beginning of period	$134	$91	$338
Add: contractual allowances	97	380	1,175
Less: write-offs, net of recoveries and other adjustments	(140)	(133)	—

Balance, end of period	$91	$338	$1,513

Management reviews and updates its estimates for the allowance for doubtful accounts and the contractual allowance periodically to reflect its experience regarding historical collections. If management were to make different judgments or utilize different estimates in the allowance for doubtful accounts and the contractual allowance, differences in the amount of reported selling, general and administrative expenses and revenue could result, respectively.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. Cash and cash equivalents are deposited with one financial institution in the United States of America. At times, such deposits may be in excess of federally insured limits. Cash equivalents are invested in highly rated money market funds. The Company has not experienced any losses on its deposits of cash and cash equivalents.

IRHYTHM TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements (Continued)

Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers comprising the Company’s customer base and their dispersion across many geographies. The Company does not require collateral. The Company records an allowance for doubtful accounts when it becomes probable that a receivable will not be collected. Government agencies, including CMS and the Veterans Administration, accounted for approximately 30%, 41%, 40% (unaudited) and 41% (unaudited) of the Company’s revenue for the years ended December 31, 2014 and 2015 and the six months ended June 30, 2015 and 2016, respectively. Accounts receivable related to government agencies accounted for 51%, 30% and 34% (unaudited) at December 31, 2014 and 2015 and June 30, 2016, respectively.

Inventory

Inventory is stated at the lower of cost or market, cost being determined on an actual cost basis, which approximates actual cost on a first in, first out (“FIFO”) basis, and market being determined as the lower of replacement cost or net realizable value. The Company records write-downs of inventory that is obsolete or in excess of anticipated demand or market value based on consideration of product lifecycle stage, technology trends, product development plans and assumptions about future demand and market conditions. Actual demand may differ from forecasted demand and such differences may have a material effect on recorded inventory values. Inventory write-downs are charged to cost of revenue and establish a new cost basis for the inventory.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the assets, ranging from three to five years. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the assets. Maintenance and repairs are charged to expense as incurred and improvements and betterments are capitalized.

Internal-Use Software

The Company capitalizes costs related to internal-use software during the application development stage. Costs related to planning and post implementation activities are expensed as incurred. Capitalized internal-use software is amortized on a straight-line basis over the estimated useful life, which is up to five years. The Company evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets. Capitalized internal-use software costs are classified as a component of property and equipment.

Goodwill

Goodwill represents the excess of the purchase price paid over the fair value of tangible and identifiable intangible net assets acquired in business combinations. Goodwill is tested for impairment on an annual basis and at any other time if events occur or circumstances indicate that the carrying amount of goodwill may not be recoverable. Such events or circumstances may include significant adverse changes in the general business climate, among other things. The impairment test is performed by determining the enterprise fair value of the Company, which is primarily based on an independent third-party valuation that uses a combination of estimated discounted future cash flows and the market approach, which utilizes selected guideline public company multiples. If the Company’s carrying value, as a one reporting unit entity, is less than its fair value, then the fair value is allocated to all of its assets and liabilities (including any unrecognized intangible assets) as if the fair value was the purchase price to acquire the Company. The excess of the fair value over the amounts assigned to the Company’s assets and liabilities is the implied fair value of the goodwill. If the carrying amount of goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The Company performs its annual evaluation of goodwill during the fourth quarter of each fiscal year. The Company did not record any charges related to goodwill impairment in any of the periods presented in these financial statements.

IRHYTHM TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements (Continued)

Impairment of Long-Lived Assets

The Company annually reviews long-lived assets for impairment or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparison of the carrying amount to the future net cash flows which the assets are expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the projected discounted future net cash flows arising from the asset. To date there have been no such impairments of long-lived assets.

Other Assets

Included in the other assets are PCBAs totaling $1.1 million, $1.6 million and $2.2 million as of December 31, 2014 and 2015 and June 30, 2016, respectively. The Company uses a PCBA in each wearable device and it is used numerous times. Each time the PCBA is used in a wearable device, a portion of the cost of the PCBA is recorded as a cost of revenue. The Company has based its estimates of how many times a PCBA can be used on testing in research and development, loss rates, product obsolescence, and the amount of time it takes the device to go through the manufacturing, shipping, customer shelf and patient wear time and upload process. The Company periodically evaluates the use estimate.

Deferred Offering Costs

Deferred offering costs, consisting primarily of legal, accounting, printer and filing fees related to the IPO, are capitalized. The deferred offering costs will be offset against proceeds from the IPO upon the completion of the offering. In the event the offering is terminated, all capitalized deferred offering costs will be expensed. As of December 31, 2015 and June 30, 2016, $270,000 and $2.3 million (unaudited), respectively, of deferred offering costs were capitalized, which were included in other assets in the accompanying balance sheets. There were no such costs as of December 31, 2014.

Preferred Stock Warrant Liabilities

The Company measures freestanding warrants to purchase shares of its convertible preferred stock at fair value, and records the related amounts as liabilities because the shares underlying the warrants may obligate the Company to transfer assets to the holders at a future date under certain circumstances such as a deemed liquidation event. The fair value of the preferred stock warrants is remeasured at each balance sheet date and any change in fair value is included in earnings. Such charges are included in other expense, net in the statements of operations and comprehensive loss. The Company will continue to adjust the carrying value of the warrants until such time as these instruments are exercised, expire or convert into warrants to purchase shares of the Company’s common stock. At that time, the liabilities will be reclassified to stockholders’ deficit.

Comprehensive Loss

Comprehensive loss represents all changes in stockholders’ deficit except those resulting from and distributions to stockholders. The Company’s net loss was equal to its comprehensive loss for all periods presented in these financial statements.

Revenue Recognition

The Company’s devices, cardiac rhythm monitors, have a wear period for up to 14 days for the ZIO Patch or 30 days for the ZIO Event Card, depending on the device. The Company’s services, consisting of the delivery of reports containing analysis of data captured by the physical device to the prescribing physician, are generally billable at the start of the wear period or when reports are issued to physicians, depending on the service

IRHYTHM TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements (Continued)

provided. For the ZIO Event Card, the Company recognized revenue on a straight-line basis over the applicable wear period, as the event monitoring results are delivered to physicians. For the ZIO Service, the Company recognizes the revenue at the time that a report is delivered to a physician. For all services performed, the Company considers whether or not the following revenue recognition criteria are met: persuasive evidence of an arrangement exists and delivery has occurred or services have been rendered. For services performed for customers we invoice directly, additional revenue recognition criteria include that the price is fixed and determinable and collectability is reasonably assured; for customers in which we submit claims to third party commercial and governmental payors for reimbursement, we recognize revenue only when a reasonable estimate of reimbursement can be made.

The assessment of whether a reasonable estimate of reimbursement can be made requires significant judgment by management. Where management’s judgment indicates a reasonable estimate of reimbursement can be made, revenue is recognized upon delivery of the patient report for the ZIO Service and straight-line for the ZIO Event Card. To date we have not been able to estimate revenue for third party payors for which we do not have a contracted rate and therefore revenue has been recognized on the earlier of notice or cash receipt. Some patients have out-of-pocket costs for amounts not covered by their insurance carrier, and the Company may bill the patient directly for these amounts in the form of co-payments and co-insurance in accordance with their insurance carrier and health plans. Some payors may not cover the Company’s service as ordered by the prescribing physician under their reimbursement policies. In the absence of contracted reimbursement coverage or the ability to reasonably estimate reimbursement, the Company recognizes revenue only upon the earlier of notification or when payment is received.

The Company recognizes revenue related to billings for CMS and commercial payors on an accrual basis, net of contractual adjustments, when a reasonable estimate of reimbursement can be made. These contractual adjustments represent the difference between the list price (the billing rate) and the reimbursement rate for each payor. Upon ultimate collection from CMS and commercial payors, the amount is compared to the previous estimates and the contractual allowance is adjusted accordingly. Until a contract has been negotiated with a commercial payor, the Company’s services may or may not be covered by these entities’ existing reimbursement policies. In addition, patients do not enter into direct agreements with the Company that commit them to pay any portion of the cost of the service in the event that their insurance declines to reimburse the Company. In the absence of an agreement with the patient or other clearly enforceable legal right to demand payment from the patient, the related revenue is recognized only upon the earlier of notification of payment or when payment is received.

Revenue recognized when cash or notification of coverage was received was $0.6 million, $3.5 million, $1.5 million (unaudited) and $4.3 million (unaudited) for the years ended December 31, 2014 and 2015 and the six months ended June 30, 2015 and 2016, respectively. Revenue recognized on an accrual basis was $21.2 million, $32.6 million, $14.4 million (unaudited) and $24.3 million (unaudited) for the years ended December 31, 2014 and 2015 and the six months ended June 30, 2015 and 2016, respectively.

Certain of the Company’s customers pay the Company directly for the ZIO Service upon shipment of devices. Such advance payments are recorded as deferred revenue on the balance sheet.

Cost of Revenue

Cost of revenue is expensed as incurred and includes direct labor, material costs, equipment and infrastructure expenses, internal use software, allocated overhead, and shipping and handling. Material costs include both the disposable costs of the device and amortization of the PCBAs. Each time the PCBA is used in a ZIO Patch, a portion of the cost of the PCBA is recorded as a cost of revenue.

IRHYTHM TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements (Continued)

Research and Development

The Company’s research and development costs are expensed as incurred. Research and development costs include, but are not limited to, payroll and personnel-related expenses, laboratory supplies, consulting costs and overhead charges.

Income Taxes

The Company uses the asset and liability method to account for income taxes in accordance with the authoritative guidance for income taxes. Under this method, deferred tax assets and liabilities are determined based on future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and tax loss and credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest and penalties related to unrecognized tax benefits in income tax expense. To date, there have been no interest or penalties charged in relation to the unrecognized tax benefits.

Stock-Based Compensation

The Company measures its stock-based awards made to employees based on the estimated fair values of the awards as of the grant date using the Black-Scholes option-pricing model. Stock-based compensation expense is recognized over the requisite service period using the straight-line method and is based on the value of the portion of stock-based payment awards that is ultimately expected to vest. As such, the Company’s stock-based compensation is reduced for the estimated forfeitures at the date of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Stock-based compensation expense for options granted to non-employees as consideration for services received is measured on the date of performance at the fair value of the consideration received or the fair value of the equity instruments issued, using the Black-Scholes option-pricing model, whichever can be more reliably measured. Compensation expense for options granted to non-employees is periodically remeasured as the underlying options vest.

Net Loss per Common Share

Basic net loss per common share is calculated by dividing the net loss by the weighted average number of shares of common stock outstanding during the period, without consideration of potentially dilutive securities. Diluted net loss per common share is the same as basic net loss per common share for all periods presented since the effect of potentially dilutive securities are anti-dilutive.

Unaudited Pro Forma Net Loss per Common Share

The unaudited pro forma basic and diluted net loss per common share has been computed to give effect to the conversion of the shares of convertible preferred stock into common stock as if such conversion had occurred at the earlier of the beginning of the period or the date of issuance, if later. Also, the numerator in the pro forma basic and diluted net loss per common share calculation has been adjusted to remove gains or losses resulting from the remeasurement of the warrant liabilities for convertible preferred stock as it will be reclassified to additional paid-in capital upon the completion of an IPO of the Company’s common stock. The unaudited pro forma net loss per common share does not include the shares to be sold and related proceeds to be received from an IPO.

IRHYTHM TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements (Continued)

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”), issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). Areas of revenue recognition that will be affected include, but are not limited to, transfer of control, variable consideration, allocation of transfer pricing, licenses, time value of money, contract costs and disclosures. In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of Effective Date, which defers the effective date of ASU 2014-09 by one year allowing early adoption as of the original effective date of fiscal years and interim reporting periods beginning after December 15, 2016, at which time companies may adopt the new standard update under the full retrospective method or the modified retrospective method. The deferral results in the new revenue standard being effective for the Company for fiscal years and interim reporting periods beginning after December 15, 2017. In March, April and May 2016, the FASB issued additional updates to the new revenue standard relating to reporting revenue on a gross versus net basis, identifying performance obligations and licensing arrangements, and narrow-scope improvements and practical expedients, respectively. The Company is currently evaluating the impact that the adoption of this guidance will have on its consolidated financial statements and related disclosures.

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements Going Concern— Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. The amendments require management to assess an entity’s ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the amendments: (1) provide a definition of the term substantial doubt; (2) require an evaluation every reporting period including interim periods; (3) provide principles for considering the mitigating effect of management’s plans; (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management’s plans; (5) require an express statement and other disclosures when substantial doubt is not alleviated; and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). ASU 2014-15 will be effective for annual periods ending after December 15, 2016 and interim periods within annual periods beginning after December 15, 2016 with early adoption permitted. The Company does not expect that the adoption of the guidance will have a material effect on its consolidated financial statements.

In July 2015, the FASB issued ASU No. 2015-11, Inventory, Simplifying the Measurement of Inventory. Under ASU 2015-11, the measurement principle for inventory will change from lower of cost or market value to lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. The ASU is effective for fiscal years and interim periods within those years beginning after December 15, 2016. The Company does not expect that the adoption of the guidance will have a material effect on its consolidated financial statements.

In November 2015, the FASB issued ASU No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes. Under ASU 2015-17, deferred tax liabilities and assets will be classified as noncurrent on the balance sheet. Previous guidance required deferred tax liabilities and assets to be separated into current and noncurrent amounts on the balance sheet. The guidance is effective for annual periods beginning after December 15, 2016 and for interim periods within those annual periods. Early adoption is permitted. The Company does not expect that the adoption of the guidance will have a material effect on its consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases, which establishes a comprehensive new lease accounting model. The new standard: (a) clarifies the definition of a lease; (b) requires a dual approach to lease classification similar to current lease classifications; and, (c) causes lessees to recognize leases on the balance sheet as a lease liability with a corresponding right-of-use asset for leases with a lease-term of more than twelve months. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

IRHYTHM TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements (Continued)

In March 2016, the FASB issued ASU No. 2016-09, Compensation—Stock Compensation (Topic 718). This ASU was issued as part of the FASB’s simplification initiative and affects all entities that issue share-based payment awards to their employees. This standard covers accounting for income taxes, forfeitures, and statutory tax withholding requirements, as well as classification in the statement of cash flows. The ASU will be effective for annual periods ending after December 15, 2016 and interim periods beginning after December 15, 2016 with early adoption permitted. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

3. Fair Value Measurements

The Company discloses and recognizes the fair value of its assets and liabilities using a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (Level 3 measurements). The guidance establishes three levels of the fair value hierarchy as follows:

Level 1—Inputs are unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2—Inputs (other than quoted market prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.

Level 3—Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

Assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires management to make judgments and consider factors specific to the asset or liability.

Based on Level 2 inputs and the borrowing rates currently available to the Company for loans with similar terms and maturities, the carrying value of the Company’s debt approximates its fair value.

IRHYTHM TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements (Continued)

The following table presents the fair value of the Company’s financial assets and liabilities determined using the inputs defined above (amounts in thousands).

	December 31, 2014
	Level 1	Level 2	Level 3	Total
Assets
Money market funds	$1,754	$—	$—	$1,754

	$1,754	$—	$—	$1,754

Liabilities
Preferred stock warrant liabilities	$—	$—	$2,794	$2,794

	$—	$—	$2,794	$2,794

	December 31, 2015
	Level 1	Level 2	Level 3	Total
Assets
Money market funds	$1,254	$—	$—	$1,254

	$1,254	$—	$—	$1,254

Liabilities
Preferred stock warrant liabilities	$—	$—	$2,949	$2,949

	$—	$—	$2,949	$2,949

	June 30, 2016
	(unaudited)
	Level 1	Level 2	Level 3	Total
Assets
Money market funds	$1,254	$—	$—	$1,254

	$1,254	$—	$—	$1,254

Liabilities
Preferred stock warrant liabilities	$—	$—	$3,346	$3,346

	$—	$—	$3,346	$3,346

The following table sets forth a summary of the changes in the fair value of the preferred stock warrants which is classified as Level 3 in the fair value hierarchy. There were no transfers into or out of Level 3 during the periods (in thousands):

	Year Ended December 31,		Six Months Ended June 30, 2016
	2014	2015
			(unaudited)
Beginning balance	$2,405	$2,794	$2,949
Fair value of preferred stock warrants issued in connection with long-term debt	98	44	—
Total change in fair value recorded as other expense, net	291	111	397

Ending balance	$2,794	$2,949	$3,346

The valuation of the preferred stock warrant liabilities is discussed in Note 11.

IRHYTHM TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements (Continued)

4. Balance Sheet Components

Inventory and PCBAs

Inventory and PCBAs consisted of the following (in thousands):

	December 31,		June 30, 2016
	2014	2015
			(unaudited)
Raw materials	$548	$629	$687
Finished goods	1,350	2,147	2,941

Total	$1,898	$2,776	$3,628

Reported on the consolidated balance sheet as:
Inventory	$818	$1,145	$1,456
Other assets	1,080	1,631	2,172

Total	$1,898	$2,776	$3,628

Amounts reported as other assets are comprised of the PCBA costs that are included in both raw materials and finished goods totals above.

Property and Equipment, Net

Property and equipment, net consisted of the following (in thousands):

	December 31,		June 30, 2016
	2014	2015
			(unaudited)
Laboratory and manufacturing equipment	$709	$1,130	$1,246
Computer equipment and software	601	538	634
Furniture and fixtures	198	114	131
Leasehold improvements	428	344	344
Internal-use software	57	993	1,833

Total property and equipment, gross	1,993	3,119	4,188
Less: accumulated depreciation and amortization	(1,242)	(1,083)	(1,519)

Total property and equipment, net	$751	$2,036	$2,669

Depreciation and amortization expense for the years ended December 31, 2014 and 2015 and the six months ended June 30, 2015 and 2016 was $242,000, $492,000, $168,000 (unaudited) and $436,000 (unaudited) respectively.

Accrued Liabilities

Accrued liabilities consisted of the following (in thousands):

	December 31,		June 30, 2016
	2014	2015
			(unaudited)
Accrued vacation	$848	$1,250	$1,516
Accrued payroll and related expenses	1,831	3,838	3,270
Accrued professional service fees	199	652	642
Other	364	959	685

Total accrued liabilities	$3,242	$6,699	$6,113

IRHYTHM TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements (Continued)

5. Related-Party Transactions

Kaiser Permanente (“Kaiser”) is the holder of various classes of the Company’s convertible preferred stock, which represents a 6% ownership of the total outstanding shares of the Company as of December 31, 2015. For the years ended December 31, 2014 and 2015 and the six months ended June 30, 2015 and 2016, the Company recognized revenue of $1.4 million, $1.8 million, $844,000, and $1.4 million, respectively, for transactions with Kaiser. The amounts receivable from transactions with Kaiser were $192,000, $366,000 and $889,000 as of December 31, 2014 and 2015 and June 30, 2016, respectively. Kaiser additionally performs services related to clinical trials and the amounts outstanding and included in accounts payable and accrued liabilities were $53,000, $261,000, and $193,000 as of December 31, 2014 and 2015 and June 30, 2016, respectively.

6. Commitments and Contingencies

Lease Arrangements

The Company leases office and manufacturing space under non-cancelable operating leases which expire on various dates through 2020. These leases generally contain scheduled rent increases or escalation clauses and renewal options. The Company recognizes rent expense on a straight-line basis over the lease period.

The following table summarizes the Company’s future minimum lease payments as of December 31, 2015 (in thousands):

Year Ending December 31:
2016	$1,816
2017	200
2018	120
2019	123
2020	95

Total	$2,354

The Company’s rent expense was $1.3 million, $1.6 million, $707,000 (unaudited) and $927,000 (unaudited) for the years ended December 31, 2014 and 2015 and the six months ended June 30, 2015 and 2016, respectively.

Legal Proceedings

From time to time, the Company may become involved in legal proceedings arising from the ordinary course of its business. Management is currently not aware of any matters that will have a material adverse effect on the financial position, results of operations or cash flows of the Company.

Indemnifications

In the ordinary course of business, the Company enters into agreements that may include indemnification provisions. Pursuant to such agreements, the Company may indemnify, hold harmless and defend an indemnified party for losses suffered or incurred by the indemnified party. Some of the provisions will limit losses to those arising from third-party actions. In some cases, the indemnification will continue after the termination of the agreement. The maximum potential amount of future payments the Company could be required to make under these provisions is not determinable. The Company has also entered into indemnification agreements with its directors and officers that may require the Company to indemnify its directors and officers against liabilities that may arise by reason of their status or service as directors or officers to the fullest extent permitted by California corporate law. The Company currently has directors’ and officers’ insurance. The Company has never incurred material costs to defend lawsuits or settle claims related to these indemnification provisions, and believes that the estimated fair value of these indemnification obligations is not material and it has not accrued any amounts for these obligations.

IRHYTHM TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements (Continued)

7. Debt

Pharmakon Loan Agreement

In December 2015, the Company entered into a Loan Agreement with Biopharma Secured Investments III Holdings Cayman LP, or Pharmakon (the “Pharmakon Loan Agreement”). The Pharmakon Loan Agreement provides for up to $55.0 million in term loans split into two tranches as follows: (i) the Tranche A Loans are $30.0 million in term loans, and (ii) the Tranche B Loans are up to $25.0 million in term loans. The Tranche A Loans were drawn on December 4, 2015. The Tranche B Loans are available to be drawn prior to December 4, 2016. The amount of Tranche B Loans available to be borrowed is dependent on the Company’s net sales for the two fiscal quarters preceding such drawing. If net revenues for the two preceding fiscal quarters taken together before the tranche draw closing date total: (i) more than or equal to $20.0 million but less than $25.0 million, the Company can borrow not less than $5.0 million and up to $15.0 million; (ii) more than or equal to $25.0 million, the Company can borrow not less than $5.0 million and up to $25.0 million; and (iii) less than $20.0 million, the total available borrowings is $0. The Company is obligated to pay Pharmakon an amount equal to the amount of the Tranche B Loans drawn multiplied by 0.01 on the date drawn.

During the first full eight quarters, payments are interest only and for the first two years 50% of the interest will be “paid in kind.” The Company is subject to a financial covenant related to minimum trailing revenue targets that begins in June 2017, and is tested on a semi-annual basis. The minimum net revenue covenant ranges from $44.7 million for the period ended June 30, 2017 to $102.6 million for the period ended December 31, 2021. The minimum net revenues financial covenant has a 45-day equity cure period following required delivery date of the financial statements. Pursuant to this equity cure provision, the Company may cure a revenue covenant default by raising additional funds from the sale of equity. The loan matures December 2021.

The Tranche A Loans bear interest at a fixed rate equal to 9.50% per annum that is due and payable quarterly in arrears. During the first eight calendar quarters, 50% of the interest due and payable shall be added to the then outstanding principal. The Tranche B Loans bear interest at a fixed rate equal to (i) 9.50% per annum if drawn prior June 30, 2016, (ii) 10.00% per annum if drawn on or after June 30, 2016 but before September 30, 2016 and (iii) 10.50% per annum if drawn on or after September 30, 2016.

The Pharmakon Loan Agreement requires the Company to maintain a minimum consolidated liquidity and minimum net revenue during the term of the loan facility and contains customary affirmative and negative covenants and event of default provisions that could result in the acceleration of the repayment obligations under the loan facility. Upon a change in control of the Company, Pharmakon has the option to demand payment in full of the outstanding loans together with any prepayment premium.

The obligations under the Pharmakon Loan Agreement are secured by a security interest in substantially all of the Company’s assets pursuant to the Pharmakon Guaranty and Security Agreement and this security interest is governed by an intercreditor agreement between Pharmakon and Silicon Valley Bank (“SVB”).

In December 2015, the Company used the proceeds from the Pharmakon Loan Agreement to repay $4.9 million of bank debt to SVB. The issuance costs and debt discount have been netted against the borrowed funds on the balance sheet. The debt balance, net of debt discount and issuance costs, as of December 31, 2015 and June 30, 2016 was $29.1 million and $29.9 million (unaudited), respectively.

Bank Debt

Loan and Security Agreement

In January 2014, the Company amended its bank debt with SVB by entering into the First Amendment and Default Waiver (“First Amendment”) which amended covenant details. In June 2014, the Company refinanced its debt with SVB by entering into the Second Amendment to the Amended and Restated Loan Security Agreement (“Second Amendment”). Under this amendment the Company borrowed $4.9 million with an additional advance of

IRHYTHM TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements (Continued)

$5.0 million available. Concurrently, the Company repaid $3.9 million of outstanding bank debt. Prior to the modification, the Company had made principal payments totaling $600,000 during 2014. Borrowings under the Second Amendment matured in May 2018 and bore interest at an annual effective rate of 9.16%. At the end of the repayment period, the Company would make a final payment (balloon payment) equal to 8% of the total borrowing. Revolving advances were also available under the Second Amendment. The available revolving advances on a monthly basis were primarily based on the Company’s outstanding eligible accounts receivable, as defined, up to $5.0 million, balances and bore interest at 2.25% plus prime. The Company did not borrow any money under the revolving advances line. All the borrowings under the Second Amendment were collateralized by all of the Company’s assets, excluding intellectual property. In connection with entering into the Amended Loan Agreement, the Company issued warrants to purchase 20,136 shares of Series D at $7.31 per share that expire June 2024 (See Note 11). As of December 31, 2014, the debt balance was $4.8 million, net of the debt discount.

In December 2015, the Company used the proceeds from the Pharmakon Loan Agreement to repay $4.9 million of bank debt to SVB and entered into a Second Amended and Restated Loan and Security Agreement with SVB (“SVB Loan Agreement”). Under the SVB Loan Agreement the Company may borrow, repay and reborrow under a revolving credit line, but not in excess of the maximum loan amount of $15.0 million, until December 4, 2018, when all outstanding principal and accrued interest becomes due and payable. Any principal amount outstanding under the SVB revolving credit line shall bear interest at a floating rate per annum equal to the rate published by The Wall Street Journal as the “Prime Rate” plus 0.25%, are tied to the Company’s twelve-month net sales. The Company may borrow up to 80% of its eligible accounts receivable, up to the maximum of $15.0 million.

As of December 31, 2015 and June 30, 2016, the Company had not drawn any funds and was eligible to borrow up to $2.9 million and $5.0 million (unaudited), respectively, under the SVB revolving credit line.

The SVB Loan Agreement requires the Company to maintain a minimum consolidated liquidity and minimum net sales during the term of the loan facility. In addition, the SVB Loan Agreement contains customary affirmative and negative covenants and events of default. The obligations under the SVB Loan Agreement are collaterialized by substantially all assets of the Company and this security interest is governed by an intercreditor agreement between Pharmakon and SVB.

California HealthCare Foundation Note

In November 2012, the Company entered into a Note Purchase Agreement and Promissory Note with the California HealthCare Foundation (the “CHCF Note”) through which the Company borrowed $1.5 million. The CHCF Note accrues simple interest of 2.0%. The accrued interest and the principal mature in November 2016. In partial consideration for the issuance of the CHCF Note, the Company issued warrants to purchase 22,807 shares of the Company’s Series D convertible preferred stock.

In June 2015, the Company amended the CHCF Note to extend the maturity date to May 2018. In partial consideration for the amendment, the Company issued 8,552 warrants at $6.58 exercise price per share for shares of the Company’s Series D convertible preferred stock.

See Note 11 for further discussion of the warrants. The CHCF note is subordinate to other bank debt. The debt balance, net of debt discount, as of December 31, 2014, 2015 and June 30, 2016 (unaudited) was $1.4 million.

IRHYTHM TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements (Continued)

Future minimum payments

Future minimum payments under the CHCF Note and Pharmakon Loan at December 31, 2015 are as follows (in thousands):

Year Ending December 31:
2016	$1,591
2017	1,549
2018	4,858
2019	3,192
2020	19,169
Thereafter	17,563

47,922
Less: Amount representing interest	(16,312)
Less: Amount representing debt discount and issuance costs	(1,058)

Present value of minimum payments	$30,552

8. Income Taxes

The Company operates in the United States for tax reporting purposes. The Company did not record a provision or benefit for income taxes during the years ended December 31, 2014 and 2015, as it reported losses in each period which are not more likely than not to be realized. Due to the uncertainties surrounding the realization of deferred tax assets through future taxable income, the Company has provided a full valuation allowance and, therefore, no benefit has been recognized for the net operating loss carryforwards and other deferred tax assets. The following table presents a reconciliation of the tax expense computed at the statutory federal rate and the Company’s tax expense for the period presented (in thousands):

	Year Ended December 31,
	2014	2015
Tax at statutory federal rate	$(5,365)	$(7,752)
State taxes, net of federal benefit	3	—
Stock-based compensation	281	251
Other	166	(128)
Tax credits	(168)	(178)
Change in valuation allowance	5,083	7,807

Provision for income taxes	$—	$—

The tax effects of temporary differences and carryforwards that give rise to significant portions of the deferred tax assets are as follows (in thousands):

	December 31,
	2014	2015
Deferred tax assets:
Net operating loss carryforwards	$27,318	$34,714
Tax credit carryforwards	1,388	1,728
Allowances and other	807	2,024
Depreciation and amortization	357	99

Total deferred tax assets	29,870	38,565
Valuation allowance	(29,870)	(38,565)

Net deferred tax assets	$—	$—

IRHYTHM TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements (Continued)

Due to the uncertainties surrounding the realization of deferred tax assets through future taxable income, the Company has provided a full valuation allowance and, therefore, no benefit has been recognized for the net operating loss carryforwards and other deferred tax assets.

As of December 31, 2015, the Company had approximately $93.6 million of federal and $51.9 million of state net operating loss carryforwards available to offset future taxable income which expires in varying amounts beginning in 2027 and 2017, respectively.

As of December 31, 2015, the Company had tax credit carryforwards of approximately $1.2 million, and $1.1 million available to reduce future taxable income, if any, for both federal and state purposes, respectively. The federal tax credit carryforwards expire beginning in 2027 and the state tax credits can be carried forward indefinitely.

The Tax Reform Act of 1986, and similar state provisions, limits the use of net operating loss and tax credit carryforwards in certain situations where equity transactions result in a change of ownership as defined by Internal Revenue Code Section 382. In the event the Company should experience an ownership change, as defined, utilization of its net operating loss carryforwards and tax credits could be limited. The Company has not completed a formal 382 study to analyze prior ownership changes. Previous or future ownership changes may limit the utilization of the Company’s net operating losses. A reconciliation of the Company’s unrecognized tax benefit amount is as follows (in thousands):

	Year Ended December 31,
	2014	2015
Balance at beginning of year	$364	$460
Additions for tax positions taken in prior years	96	110

Balance at end of year	$460	$570

The Company does not anticipate the total amounts of unrecognized tax benefits will significantly increase or decrease in the next 12 months. The Company’s policy is to include interest and penalties related to unrecognized tax benefits within the provision for taxes. Management determined that no accrual for interest or penalties was required as of December 31, 2014 and 2015.

All of the Company’s tax years are open to examination by the U.S. federal and state tax authorities.

9. Stockholders’ Equity

Common stock

The Company’s amended and restated certificate of incorporation dated March 2015, authorized the Company to issue 18,528,913 shares of common stock with a par value of $0.001 per share. The holders of common stock are entitled to receive dividends whenever funds and assets are legally available and when declared by the board of directors, subject to the prior rights of holders of all series of convertible preferred stock outstanding. No dividends were declared as of December 31, 2015.

The Company had reserved shares of common stock for issuance, on an as-if converted basis, as follows:

	December 31,		June 30, 2016
	2014	2015
			(unaudited)
Convertible preferred stock outstanding	11,955,702	13,343,981	13,343,981
Options issued and outstanding	1,972,383	2,685,913	2,722,648
Convertible preferred stock warrants	319,562	328,114	328,114
Shares available for future stock option grants	347,814	331,938	251,867

	14,595,461	16,689,946	16,646,610

IRHYTHM TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements (Continued)

10. Convertible Preferred Stock

The table below provides information on the Company’s convertible preferred stock offerings as of December 31, 2014 (in thousands, except shares and original issue price):

	Original Issue Price	Authorized	Outstanding	As-if converted to common	Liquidation Amount	Proceeds Net of Issuance Costs
Series A convertible preferred stock	$5.67	3,415,649	3,390,963	3,390,963	$19,236	$19,134
Series B convertible preferred stock	$16.39	623,254	610,134	1,222,944	10,000	9,855
Series C convertible preferred stock	$16.39	1,360,582	1,351,423	3,036,448	33,224	21,953
Series D convertible preferred stock	$7.31	2,627,595	2,327,897	2,327,897	25,516	16,843
Series E convertible preferred stock	$8.77	2,039,880	1,977,450	1,977,450	17,343	17,229

Total preferred stock		10,066,960	9,657,867	11,955,702	$105,319	$85,014

The table below provides information on the Company’s convertible preferred stock offerings as of December 31, 2015 (in thousands, except shares and original issue price):

	Original Issue Price	Authorized	Outstanding	As-if converted to common	Liquidation Amount	Proceeds Net of Issuance Costs
Series A convertible preferred stock	$5.67	3,415,649	3,390,963	3,390,963	$19,236	$19,134
Series B convertible preferred stock	$16.39	623,254	610,134	1,222,944	10,000	9,855
Series C convertible preferred stock	$16.39	1,360,582	1,351,423	3,036,448	33,224	21,953
Series D convertible preferred stock	$7.31	2,627,595	2,327,897	2,327,897	25,516	16,843
Series E convertible preferred stock	$8.77	3,365,802	3,365,729	3,365,729	29,519	29,311

Total preferred stock		11,392,882	11,046,146	13,343,981	$117,495	$97,096

The table below provides information on the Company’s convertible preferred stock offerings as of June 30, 2016 (unaudited) (in thousands, except shares and original issue price):

	Original Issue Price	Authorized	Outstanding	As-if converted to common	Liquidation Amount	Proceeds Net of Issuance Costs
Series A convertible preferred stock	$5.67	3,415,649	3,390,963	3,390,963	$19,236	$19,134
Series B convertible preferred stock	$16.39	623,254	610,134	1,222,944	10,000	9,855
Series C convertible preferred stock	$16.39	1,360,582	1,351,423	3,036,448	33,224	21,953
Series D convertible preferred stock	$7.31	2,627,595	2,327,897	2,327,897	25,516	16,843
Series E convertible preferred stock	$8.77	3,365,802	3,365,729	3,365,729	29,519	29,311

Total preferred stock		11,392,882	11,046,146	13,343,981	$117,495	$97,096

The rights, preferences and privileges of the Series A convertible preferred stock (“Series A”), Series B convertible preferred stock (“Series B”), Series C convertible preferred stock (“Series C”), Series D convertible preferred stock (“Series D”) and Series E convertible preferred stock (“Series E”) are as follows:

Voting

Each share of Series A, Series B, Series C, Series D and Series E has voting rights equal to an equivalent number of shares of common stock into which it is convertible and vote together as one class with the common stock. The holders of Series A and Series C, each voting as a separate class, are entitled to elect two members of the Company’s board of directors, respectively. The holders of Series D, Series E and common stock, each voting

IRHYTHM TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements (Continued)

as a separate class, are entitled to elect one member of the Company’s board of directors, respectively. Any additional members of the Company’s board of directors may be elected by holders of common stock and preferred stock, voting together as a single class on an as-if converted to common stock basis.

Dividends

Holders of Series E are entitled to receive dividends, when, as and if declared and unanimously approved by the board of directors, at the dividend rate of $0.71 per share. No distributions shall be made with respect to the Series A, Series B, Series C, Series D or the common stock unless the Series E dividend has been declared, and all such declared dividends have been paid or set aside for payment to the holders of Series E. After the payment or the setting aside of payment of the Series E dividend, the holders of outstanding shares of Series D shall be entitled to receive dividends, when, as and if declared by the board of directors, with unanimous approval, out of any assets at the time legally available therefore, at the dividend rate of $0.59 per share. After the payment or the setting aside of payment of the Series D dividend the holders of outstanding shares of Series B and Series C shall be entitled to receive dividends, when, as and if declared by the board of directors, with unanimous approval, out of any assets at the time legally available therefore, at the dividend rate of $1.29 and $1.29 per share, respectively. After the payment or the setting aside of payment of the Series B and Series C dividends, the holders of Series A shall be entitled to receive dividends, when, as and if declared by the board of directors, with unanimous approval, out of the assets at the time legally available therefore, at the dividend rate of $0.47 per share. No distributions shall be made with respect to the common stock unless the Series A dividend has been declared in accordance with the preferences stated herein and all such declared dividends have been paid or set aside for payment to the holders of Series A. The right to receive dividends on shares of Series A, Series B, Series C, Series D and Series E is not cumulative, and no rights to dividends shall accrue to holders of Series A, Series B, Series C, Series D and Series E by reasons on the fact that dividends on the shares are not declared or paid. No dividends have been declared through December 31, 2015 and through June 30, 2016 (unaudited).

Liquidation

In the event of any liquidation, dissolution or winding up of the Company, either voluntarily or involuntarily, the holders of Series E are entitled to receive, prior and in preference to the holders of Series A, Series B, Series C, Series D and common stock, a per share amount equal to 1.0 times the purchase price plus any declared but unpaid dividends thereon. If upon the liquidation, dissolution or winding up of the Company, the assets of the Company legally available for distribution to the holders of Series E are insufficient to permit the payment to such holders of the full amounts above, then the entire assets of the Company legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Series E in proportion to what they would otherwise be entitled to receive.

After the payment or the setting aside of payment of the full Series E liquidation preference and unpaid dividends, the holders of Series D shall be entitled to receive prior and in preference to the holders of Series C, Series B, Series A and common stock, a per share amount equal to 1.5 times the purchase price plus any declared but unpaid dividends thereon. If upon the liquidation, dissolution or winding up of the Company, the assets of the Company legally available for distribution to the holders of Series D are insufficient to permit the payment to such holders of the full amounts above, then the entire assets of the Company legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Series E in proportion to what they would otherwise be entitled to receive. After the payment or setting aside of the full Series E and Series D liquidation preference and unpaid dividends the holders of Series C shall be entitled to receive, pari passu with Series B, prior and in preference to the holders of Series A and common stock, a per share amount equal to 1.5 times and 1.0 times their purchase price plus any declared but unpaid dividends thereon, respectively. If upon the liquidation, dissolution or winding up of the Company, the assets of the Company legally available for distribution to the holders of Series C and Series B are insufficient to permit the payment to such holders of the full amounts above, then the entire assets of the Company legally available for distribution shall be distributed

IRHYTHM TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements (Continued)

with equal priority and pro rata among the holders of the Series C and Series B in proportion to what they would otherwise be entitled to receive.

After the payment or the setting aside of payment of the full Series E, D, B and C liquidation preference and unpaid dividends, Series A stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of common stock, an amount per share for each share of Series A held by them equal to 1.0 times the purchase price plus all declared but unpaid dividends thereon, if any, on such share of Series A. If upon the liquidation, dissolution or winding up of the Company, the assets of the Company legally available for distribution to the holders of the preferred stock are insufficient to permit the payment to such holders of the full amounts above, then the entire assets of the Company legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Series A.

After the payment or setting aside payment of the full Series E, D, B, C and A liquidation preference and unpaid dividends, the entire remaining assets of the Company legally available for distributions shall be distributed pro rata to holders of common stock.

Conversion

Each share of preferred stock is convertible, at the option of the holder at any time after the date of issuance of such share, into such number of fully paid and non-assessable shares of common stock determined by dividing the original issue price by the conversion price for such series in effect at the time of conversion.

The conversion price for the Series A, Series B, Series C, Series D and Series E is subject to adjustment in accordance with conversion provisions contained in the Company’s certificate of incorporation. The Series A, Series D and Series E convertible preferred stock are convertible into common stock on a one-for-one basis. The Series B and Series C convertible preferred stock are convertible into common stock on a one-for-2.00438849 and one-for-2.24685484 basis, respectively. The conversion price for the preferred stock is subject to anti-dilution provisions.

Each share of Series A, Series B, Series C, Series D and Series E is automatically converted into shares of common stock at the conversion price at the time in effect for such share immediately upon the Company’s sale of its common stock in a public offering provided that the offering price is not less than $17.65 per share (as adjusted for recapitalizations, stock combinations, stock dividends, stock splits and the like) and which results in aggregate cash proceeds of not less than $40.0 million before underwriting discounts, commissions, and fees (“Qualified IPO”). The preferred stock will also automatically convert upon the request for such conversion from the holders of at least 63% of the then outstanding shares of preferred stock and holders voting together as a single class on an as-if converted to common stock basis.

Classification

The Company has classified the convertible preferred stock as mezzanine equity on the balance sheets as the stock is contingently redeemable. Upon the occurrence of certain change in control events that are outside the Company’s control, including liquidation, sale or transfer of the Company, holders of the convertible preferred stock can cause redemption for cash. The Company has elected not to adjust the carrying value of the convertible preferred stock to the liquidation preferences of such shares because it is uncertain whether or when an event would occur that would obligate the Company to pay the liquidation preferences to the holders of convertible preferred stock. Subsequent adjustments to the carrying values to the liquidation preferences will be made only when it becomes probable that such a liquidation event will occur.

11. Preferred Stock Warrant Liabilities

In connection with a loan agreement that was entered into in November 2009, the Company issued warrants to purchase 15,865 shares of Series A Preferred Stock at $5.67 per share that expire in November 2019. The fair

IRHYTHM TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements (Continued)

value of the warrant was determined using the Black Scholes option pricing model and the following assumptions: volatility of 70%, risk free rate of 2.2%, exercise price of $5.67, and an expected life of ten years. The fair value of the warrant, $68,000, was recorded as a debt issuance cost and amortized over the loan draw down period to interest expense. The Company recorded a charge of $28,000, $38,000, $23,000 (unaudited) and $22,000 (unaudited) related to change in the fair value of the warrants for the years ended December 31, 2014 and 2015 and the six months ended June 30, 2015 and 2016, respectively.

In November 2009, in connection with borrowings under a loan agreement, the Company issued warrants to purchase 8,813 shares of Series A Preferred Stock at $5.67 per share that expire November 2019. The fair value of the warrant was determined using the Black Scholes option pricing model and the following assumptions: volatility of 70%, risk free rate of 2.2%, exercise price of $5.67, and an expected life of ten years. The fair value of the warrant, $38,000, was recorded as a debt discount and amortized over the loan repayment period to interest expense. The Company recorded a charge of $15,000, $22,000, $13,000 (unaudited) and $12,000 (unaudited) related to change in the fair value of the warrants for the years ended December 31, 2014 and 2015 and the six months ended June 30, 2015 and 2016, respectively.

In May 2010, in connection with borrowings under a loan agreement, the Company issued warrants to purchase 1,525 shares of Series B Preferred Stock at $16.39 per share that expire November 2019. The fair value of the warrant was determined using the Black-Scholes option pricing model and the following assumptions: volatility of 60%, risk free rate of 2.8%, exercise price of $16.39, and expected life of 9.5 years. The fair value of the warrant, $19,000, was recorded as a debt discount and amortized over the loan repayment period to interest expense. The Company recognized a charge of $4,000, $5,000, $3,000 (unaudited) and $4,000 (unaudited) related to change in the fair value of the warrants for the years ended December 31, 2014 and 2015 and the six months ended June 30, 2015 and 2016, respectively.

In February 2011, in connection with borrowings under a loan agreement, the Company issued warrants to purchase 11,592 shares of Series B Preferred Stock at $16.39 per share that expire February 2021. The fair value of the warrant was determined using the Black-Scholes option pricing model and the following assumptions: volatility of 60%, risk free rate of 3.4%, exercise price of $16.39, and expected life of 10 years. The fair value of the warrant, $121,000, was recorded as a debt discount and amortized over the loan repayment period to interest expense. The Company recognized a charge of $29,000, $42,000, $25,000 (unaudited) and $33,000 (unaudited) related to change in the fair value of the warrants for the years ended December 31, 2014 and 2015 and the six months ended June 30, 2015 and 2016, respectively.

In November 2012, in connection with borrowings under a convertible note, the Company issued warrants to purchase shares of Series C or New Preferred. The warrants were only exercisable if the Convertible Notes were converted into Series C or New Preferred. The warrants’ exercise price is $0.01 per share and they have a seven year term. On March 27, 2013 the Company closed the Series D financing. The warrants were converted into warrants to purchase 207,177 shares of Series D convertible preferred stock. The Company recognized a charge of $178,000, income of $42,000, income of $279,000 (unaudited) and a charge of $235,000 (unaudited) related to change in the fair value of the warrants for the years ended December 31, 2014 and 2015 and the six months ended June 30, 2015 and 2016, respectively.

In November 2012, in connection with borrowings under the CHCF Note (Note 7), the Company issued warrants to purchase shares of Series C or shares in the next equity financing with proceeds of at least $500,000. The warrants are for the number of shares equal to $150,000 divided by the price of Series C or the next equity financing and expire at the earlier of November 2022 or a liquidation event. To fair value the warrants at the date of issue and at December 31, 2012, the Company assumed Series C shares, which resulted in warrants to purchase 9,152 shares. The fair value of the warrants was determined using the Black-Scholes option pricing model and the following assumptions: volatility of 60%, risk free rate of 1.6%, exercise price of $16.39 and expected life of ten years. The fair value of the warrants, $153,000, was recorded as a debt discount and is being amortized over the loan repayment period to interest expense. On March 27, 2013 the Company closed the

IRHYTHM TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements (Continued)

Series D financing. The warrants were converted into warrants to purchase 22,807 shares of Series D stock. The Company recognized a charge of $24,000, a charge of $14,000, income of $3,000 (unaudited) and a charge of $29,000 (unaudited) related to change in the fair value of the warrants for the years ended December 31, 2014 and 2015 and the six months ended June 30, 2015 and 2016, respectively.

In April 2013, in connection with borrowings under a loan agreement, the Company issued warrants to purchase 18,474 shares of Series D Preferred Stock at $7.31 per share that expire April 2023. The fair value of the warrant was determined by using an option pricing model prepared by a third-party based on an allocation of the company’s aggregate value to the outstanding equity instruments, applying a 22% discount to the warrant value for lack of marketability. The fair value of the warrant, $72,000, was recorded as a debt discount and is being amortized over the loan repayment period to interest expense, net. The Company recognized a charge of $19,000, $12,000, zero (unaudited) and $24,000 (unaudited) related to change in the fair value of the warrants for the year ended December 31, 2014 and 2015 and the six months ended June 30, 2015 and 2016, respectively.

In June 2014, in connection with borrowings under the Second Amendment (Note 7), the Company issued warrants to purchase 20,136 shares of Series D Preferred Stock at $7.31 per share that expire June 2024. The fair value of the warrant was determined by using an option pricing model prepared by a third-party based on an allocation of the Company’s aggregate value to the outstanding equity instruments, applying a 30% discount to the warrant value for lack of marketability. The fair value of the warrant, $98,000, was recorded as a debt discount and is being amortized over the loan repayment period to interest expense. The Company recognized income of $6,000, a charge of $14,000, zero (unaudited) and a charge of $27,000 (unaudited) related to change in the fair value of the warrants for the years ended December 31, 2014 and 2015 and the six months ended June 30, 2015 and 2016, respectively.

In June 2015, in connection with the First Amendment of the CHCF Note, the Company issued warrants to purchase 8,552 shares of Series D Preferred Stock at $6.58 per share that expire at the earlier of November 2022 or a liquidation event. The fair value of the warrant was determined by using an option pricing model prepared by a third-party based on an allocation of the Company’s aggregate value to the outstanding equity instruments, applying discount rates of 13-27% to the warrant value for lack of marketability based on the anticipated holding periods to potential liquidity events utilized in the probability-weighted expected return model (“PWERM”). The fair value of the warrant, $44,000, was recorded as debt discount and is being amortized over the loan repayment period to interest expense. The Company recognized a charge of $6,000 and $11,000 (unaudited) related to change in the fair value of the warrants for the year ended December 31, 2015 and the six months ended June 30, 2016, respectively.

12. Stock Option Plan

In October 2006, the Company adopted the 2006 Stock Plan, as amended, (the “Plan”). The Plan provides for the granting of stock options to employees and non-employees of the Company. Options granted under the Plan may be either incentive stock options or nonqualified stock options. Incentive stock options (“ISO”) may be granted only to employees (including officers and directors who are also employees). Nonqualified stock options (“NSO”) may be granted to employees and non-employees. The board of directors has the authority to determine to whom options will be granted, the number of options, the term and the exercise price.

Options under the Plan may be granted for periods of up to ten years and at prices no less than 85% of the estimated fair value of the shares on the date of grant as determined by the board of directors, provided, however, that (i) the exercise price of an ISO and NSO shall not be less than 100% and 85% of the estimated fair value of the shares on the date of grant, respectively, and (ii) the exercise price of an ISO and NSO granted to a 10% stockholder shall not be less than 110% of the estimated fair value of the shares on the date of grant. In general, options become exercisable at a rate of 25% after the first anniversary of the grant and then monthly vesting for an additional three years from date of grant. The term for options is no longer than five years for ISOs for which

IRHYTHM TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements (Continued)

the grantee owns greater than 10% of the voting power of all classes of stock and no longer than ten years for all other options. The Company issues new shares upon the exercise of options.

The following table summarizes stock option activity for the years ended December 31, 2014 and 2015 and for the six months ended June 30, 2016 (unaudited) (in thousands, except per share and term data):

			Options Outstanding
	Shares Available for Grant	Stock Options Outstanding	Weighted Average Exercise Price	Weighted- Average Remaining Contractual Life (years)	Aggregate Intrinsic Value
Balance, December 31, 2013	382,071	1,620,129	$3.59	8.20
Additional options authorized	356,979	—
Options granted	(429,474)	429,474	$3.86
Options exercised		(38,982)	$1.30
Options canceled	38,238	(38,238)	$3.34

Balance, December 31, 2014	347,814	1,972,383	$3.70	7.86	$4,191
Additional options authorized	781,954
Options granted	(915,080)	915,080	$6.98
Options exercised	—	(84,300)	$3.71
Options canceled	117,250	(117,250)	$3.94

Balance, December 31, 2015	331,938	2,685,913	$4.81	7.63	$11,589
Options granted (unaudited)	(87,171)	87,171	$10.24
Options exercised (unaudited)		(43,336)	$1.80
Options forfeited (unaudited)	7,100	(7,100)	$5.91

Balance, June 30, 2016 (unaudited)	251,867	2,722,648	$5.03	7.35	$15,476

Exercisable as of December 31, 2015		1,410,142	$3.76	6.49	$7,566

Vested and expected to vest as of December 31, 2015		2,645,585	$4.77	7.60	$11,508

Options exercisable—June 30, 2016 (unaudited)		1,632,869	$3.98	6.43	$10,987

Options vested and expected to vest—June 30, 2016 (unaudited)		2,660,784	$5.01	7.31	$15,237

The aggregate intrinsic values of options outstanding, exercisable, vested and expected to vest were calculated as the difference between the exercise price of the options and the estimated fair value of the Company’s common stock, as determined by the board of directors, as of December 31, 2015 and June 30, 2016 (unaudited).

During the years ended December 31, 2014 and 2015, the Company granted options with a weighted-average grant date fair value of $2.20 and $4.08 per share, respectively. During the six months ended June 30, 2015 and 2016, the Company granted options with a weighted-average grant date fair value of $3.37 (unaudited) and $5.75 (unaudited) per share, respectively.

The aggregate intrinsic value of options exercised was $96,000 and $237,000 for the years ended December 31, 2014 and 2015 and $184,000 (unaudited) and $380,000 (unaudited) for the six months ended June 30, 2015 and 2016, respectively. The total fair value of options vested during the period was $869,000 and $1.1 million, for the years ended December 31, 2014 and 2015, respectively.

IRHYTHM TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements (Continued)

The following table summarizes information about stock options outstanding and exercisable at December 31, 2015:

	Options Outstanding		Options Exercisable
Exercise Price	Number of Options	Weighted Average Remaining Contractual Life (years)	Number of Options	Weighted Average Remaining Contractual Life (years)
$0.59	84,988	1.95	84,988	1.95
$1.48	51,843	2.64	51,843	2.64
$2.95	72,295	3.67	72,295	3.67
$3.65	530,706	7.66	325,488	7.66
$4.01	245,240	8.50	97,593	8.53
$4.12	766,291	6.64	663,357	6.63
$5.30	42,655	4.98	42,655	4.98
$5.83	205,098	9.08	71,923	9.01
$6.36	183,050	9.33	—	—
$7.48	298,245	9.59	—	—
$8.18	205,502	9.95	—	—

	2,685,913	7.63	1,410,142	6.49

The following table summarizes information about stock options outstanding and exercisable at June 30, 2016 (unaudited):

	Options Outstanding		Options Exercisable
Exercise Price	Number of Options	Weighted Average Remaining Contractual Life (years)	Number of Options	Weighted Average Remaining Contractual Life (years)
$0.59	63,740	1.64	63,740	1.64
$1.48	39,945	2.24	39,945	2.24
$2.95	72,295	3.23	72,295	3.23
$3.65	528,375	7.21	384,579	7.20
$4.01	240,806	8.09	125,344	8.10
$4.12	764,087	6.27	739,149	6.27
$5.30	41,637	4.64	41,637	4.64
$5.83	201,357	8.67	107,159	8.71
$6.36	182,796	8.96	50,499	8.96
$7.48	295,361	9.09	850	9.06
$8.18	205,502	9.46	5,312	9.46
$9.12	25,144	9.66	—	—
$10.71	61,603	9.90	2,360	9.90

	2,722,648	7.35	1,632,869	6.43

IRHYTHM TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements (Continued)

13. Stock-Based Compensation

Employee Stock-Based Compensation

The Company estimates the fair value of stock options using the Black-Scholes option valuation model. The fair value of employee stock options is being amortized on a straight-line basis over the requisite service period of the awards. The fair value of employee stock options was estimated using the weighted average assumptions below. Each of these inputs is subjective and its determination generally requires significant judgment.

	Year Ended December 31,		Six Months Ended June 30,
	2014	2015	2015	2016
			(unaudited)
Expected term (in years)	6.1	6.1	6.1	6.1
Expected volatility	60.0%	60.0%	60.0%	60.0%
Risk-free interest rate	2.08%	1.76%	1.64%	1.48%
Dividend yield	0.0%	0.0%	0.0%	0.0%

Fair Value of Common Stock—The fair value of the shares of the Company’s common stock underlying the stock options has historically been determined by the Company’s board of directors. Because there has been no public market for the Company’s common stock, its board of directors has determined the fair value of the Company’s common stock at the time of grant of the option by considering a number of objective and subjective factors, including valuations of comparable companies, sales of the Company’s convertible preferred stock, the Company’s operating and financial performance, the lack of liquidity of the Company’s capital stock, and the general and industry-specific economic outlooks.

Expected Term—The expected term represents the period that the share-based awards are expected to be outstanding. As the Company has very limited historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior for its stock-option grants the Company has elected to use the “simplified method” as prescribed by authoritative guidance to compute expected term.

Expected Volatility—Because the Company is privately held and does not have trading history for its common stock, the expected volatility was estimated based on the average volatility for comparable publicly traded companies over a period equal to the expected term of the stock option grants. When selecting comparable publicly traded companies in a similar industry on which it has based its expected stock price volatility, the Company selected companies with comparable characteristics to it, including enterprise value, risk profiles, position within the industry, and with historical share price information sufficient to meet the expected life of the stock-based awards. The Company will continue to apply this process until a sufficient amount of historical information regarding the volatility of its own stock price becomes available.

Risk-Free Interest Rate—The risk-free interest rate is based on the U.S. Treasury yield curve in effect on the date of grant for zero coupon U.S. Treasury notes with maturities approximately equal to expected term of the option award.

Expected Dividend Yield—The Company has never paid dividends on its common stock and has no plans to pay dividends on its common stock. Therefore, the Company used an expected dividend yield of zero.

In addition to the assumptions used in the Black-Scholes option-pricing model, the Company also estimates a forfeiture rate to calculate the stock-based compensation for the Company’s equity awards. The Company will continue to use judgment in evaluating the expected volatility, expected terms and forfeiture rates utilized for the Company’s stock-based compensation calculations on a prospective basis.

IRHYTHM TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements (Continued)

The following table summarizes the total stock-based compensation expense included in the statements of operations and comprehensive loss for all periods presented (in thousands):

	Year Ended December 31,		Six Months Ended June 30,
	2014	2015	2015	2016
			(unaudited)
Cost of revenue	$15	$17	$12	$5
Research and development	80	165	120	69
Selling, general and administrative	733	1,228	585	776

Total stock-based compensation expense	$828	$1,410	$717	$850

As of December 31, 2015, there were total unamortized compensation costs of $4.1 million, net of estimated forfeitures, related to unvested stock options which the Company expects to recognize over a period of approximately 3.1 years. As of June 30, 2016, there were total unamortized compensation costs of $3.4 million (unaudited), net of estimated forfeitures, related to unvested stock options which the Company expects to recognize over a period of approximately 2.5 years (unaudited).

Non-Employee Stock-Based Compensation

Stock based compensation expense related to stock options granted to nonemployees is recognized as the stock options are earned. The measurement of stock based compensation for non-employees is subject to periodic adjustment as the underlying equity instruments vest, and the related compensation expense is based on the estimated fair value of the equity instruments using the Black Scholes option pricing model. The Company believes that the estimated fair value of the stock options is more readily measurable than the fair value of the services received. Such expense was not material for the years ended December 31, 2014 and 2015 and the six months ended June 30, 2015 and 2016 (unaudited).

14. Net Loss Per Common Share

As the Company had net losses for the years ended December 31, 2014 and 2015 and for the six months ended June 30, 2015 and 2016, all potential common shares were determined to be anti-dilutive. The following table sets forth the computation of the basic and diluted net loss per share during the years ended December 31, 2014 and 2015 and for the six months ended June 30, 2015 and 2016 (in thousands, except share and per share data):

	Year Ended December 31,		Six Months Ended June 30,
	2014	2015	2015	2016
			(unaudited)
Numerator:
Net loss	$(15,832)	$(22,799)	$(9,351)	$(10,562)

Denominator:
Weighted-average shares used to compute net loss per common share, basic and diluted	1,314,294	1,376,106	1,341,294	1,424,278

Net loss per common share, basic and diluted	$(12.05)	$(16.57)	$(6.97)	$(7.42)

IRHYTHM TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements (Continued)

The following outstanding shares of potentially dilutive securities have been excluded from diluted net loss per common share for the years ended December 31, 2014 and 2015 and June 30, 2015 and 2016, because their inclusion would be anti-dilutive:

	Year Ended December 31,		Six Months Ended June 30,
	2014	2015	2015	2016
			(unaudited)
Convertible preferred stock on an as-if converted basis	11,955,702	13,343,981	13,343,981	13,343,981
Options to purchase common stock	1,972,383	2,685,913	2,199,369	2,722,648
Warrants to purchase convertible preferred stock on an as-if converted basis	296,755	328,114	328,114	328,114

Total	14,224,840	16,358,008	15,871,464	16,394,743

15. Pro Forma Net Loss Per Common Share (Unaudited)

The following table sets forth (in thousands, except share and per share amounts) the computation of the Company’s unaudited pro forma basic and diluted net loss per common share after giving effect to the automatic conversion of convertible preferred stock using the as-if converted method into common stock as though the conversion had occurred at the beginning of the period presented or date of issuance, if later. Also, the numerator in the pro forma basic and diluted net loss per common share calculation has been adjusted to remove gains or losses resulting from the remeasurement of the warrant liabilities for the convertible preferred stock warrants as they will be reclassified to additional paid-in capital upon the completion of an IPO of the Company’s common stock.

	Year Ended December 31, 2015	Six Months Ended June 30, 2016
Net loss	$(22,799)	$(10,562)
Change in fair value of preferred stock warrant liabilities	111	397

Net loss used in computing pro forma net loss per common share, basic and diluted	$(22,688)	$(10,165)

Weighted average shares used to compute net loss per common share, basic	1,376,106	1,424,278
Pro forma adjustment to reflect assumed conversion of convertible preferred stock	13,051,341	13,343,981

Shares used to compute pro forma net loss per common share, basic and diluted	14,427,447	14,768,259

Pro forma net loss per common share, basic and diluted	$(1.57)	$(0.69)

16. Subsequent Events

The Company has reviewed and evaluated subsequent events through March 29, 2016, the date the audited financial statements were issued. The Company has reviewed and evaluated subsequent events through October 7, 2016, the date the audited financial statements were reissued. The interim financial statements are unaudited.

In October 2016, the Company’s board of directors approved an amendment to the Company’s amended and restated certificate of incorporation to effect a reverse split of the Company’s issued and outstanding capital stock at a 1-for-5.882698 ratio, which was effected on October 5, 2016. The par value of common stock and convertible

IRHYTHM TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements (Continued)

preferred stock were not adjusted as a result of the reverse split. All authorized, issued and outstanding common stock, all authorized, issued and outstanding convertible preferred stock, options to purchase common stock, warrants for the purchase of convertible preferred stock and per share amounts contained in the financial statements have been retroactively adjusted to reflect the reverse stock split for all periods presented.

17. Subsequent Events (unaudited)

The Company has reviewed and evaluated subsequent events through September 7, 2016, the date the unaudited interim financial statements were available to be issued.

The Company has reviewed and evaluated subsequent events through October 7, 2016, the date the unaudited interim financial statements were reissued.

On August 9, 2016, the Company entered into a commercial building lease agreement. The lease, which has an expected commencement date in September 2016, and which will expire in February 2020, provides for the lease by the Company of approximately 60,873 square feet of space in San Francisco, California. The base annual rent is initially set at approximately $320,000 per month. The total base rent payable over the lease period is approximately $13.6 million. In August 2016, the Company obtained a $3.1 million letter of credit pursuant to its SVB credit facility in connection with the lease.

On April 8, 2016, the Company exercised its option to extend the Lincolnshire, Illinois lease for an additional three years, and it will now expire in October 2019. The total base rent payable over the lease period is approximately $2.0 million.

6,294,118 Shares

Common Stock

Prospectus

J.P. Morgan	Morgan Stanley

Canaccord Genuity	BTIG

October 19, 2016